NOTICE OF

Special Meeting of Shareholders AND OPTIONHOLDERS

and

Management Information Proxy Circular

OF

AURIZON MINES LTD.

April 10, 2013

April 10, 2013

Dear Aurizon Securityholder,

It is my pleasure to extend to you, on behalf of the board of directors of Aurizon Mines Ltd. ("Aurizon"), an invitation to attend a special meeting (the "Meeting") of the shareholders ("Aurizon Shareholders") and optionholders of Aurizon (together with Aurizon Shareholders, "Aurizon Securityholders") to be held at The Vancouver Club, in the University Room, 3rd Floor, 915 West Hastings Street, Vancouver, BC, V6C 1C6 at 1:00 p.m. (Vancouver time) on May 9, 2013.

At the Meeting, you will be asked to consider and, if thought advisable, approve a special resolution (the "Arrangement Resolution") with respect to the arrangement (the "Arrangement") involving the acquisition by 0963708 B.C. Ltd. ("Acquireco"), a wholly-owned subsidiary of Hecla Mining Company ("Hecla"), of all of the outstanding common shares of Aurizon (the "Aurizon Shares"), pursuant to an arrangement agreement effective as of March 3, 2013 among Aurizon, Hecla and Acquireco.

Under the terms of the Arrangement, Aurizon Shareholders may elect to receive, in exchange for each Aurizon Share, $4.75 or 0.9953 of a share of Hecla common stock (a "Hecla Share") or a combination of both, subject in each case to pro-ration based on a maximum cash consideration of approximately $513.6 million and a maximum share consideration of 57 million Hecla Shares. Assuming that all shareholders elect to receive either cash or Hecla Shares, the consideration will be fully pro-rated with each shareholder being entitled to receive $3.11 in cash and 0.3446 of a Hecla Share for each Aurizon Share. This description of the pro-ration provisions of the Arrangement is subject to the detailed provisions of the Arrangement itself. See "The Arrangement - Election Procedure and Pro-ration" in the accompanying management proxy circular (the "Circular"). The actual consideration received by an Aurizon Shareholder will depend upon such Aurizon Shareholder’s consideration election and the effect of pro-ration.

Under the terms of the Arrangement, each Aurizon stock option that has an exercise price of less than $4.75 per share will, without any further action by or on behalf of any Aurizon optionholder, be deemed to be fully vested and transferred and disposed of by the holder thereof to Aurizon (free and clear of all liens, claims and encumbrances) and cancelled in exchange for the number of Aurizon Shares (the "Option Consideration") obtained by dividing: (i) the amount, if any, by which: (A) the product obtained by multiplying the number of Aurizon Shares underlying such Aurizon stock option by $4.75; exceeds: (B) the aggregate exercise price payable under such Aurizon stock options; by (ii) $4.75. Aurizon Shares received as Option Consideration will be subject to the election and pro-ration provisions of the Arrangement. Aurizon stock options that have an exercise price greater than $4.75 per share will be cancelled, and no consideration will be paid in respect of these options.

To become effective, the Arrangement Resolution must be approved by at least two-thirds of the votes cast at the Meeting in person or by proxy by (i) Aurizon Shareholders voting as a single class, and (ii) Aurizon Securityholders voting together as a single class. The Arrangement also requires the approval of the Supreme Court of British Columbia.

Hecla has entered into voting agreements with each of the directors and senior officers of Aurizon (collectively, the "Locked-up Shareholders"), pursuant to which the Locked-up Shareholders have agreed, subject to the terms and conditions thereof, to vote their Aurizon Shares and options to purchase common shares of Aurizon ("Aurizon Options") in favour of the Arrangement Resolution. The Locked-up Shareholders collectively beneficially own or exercise control or direction over an aggregate of 1,768,102 Aurizon Shares and 6,254,000 Aurizon Options, representing approximately 1.07% of the outstanding Aurizon Shares and 60.4% of the outstanding Aurizon Options.

The board of directors of Aurizon (the "Aurizon Board") has unanimously determined that the consideration to be received by Aurizon Securityholders under the Arrangement is fair to Aurizon Securityholders and in the best interests of Aurizon. Accordingly, the Aurizon Board unanimously approved the Arrangement and unanimously recommends that Aurizon Securityholders vote their Aurizon Shares and Aurizon Options in favour of the Arrangement Resolution. In making its recommendation, the Aurizon Board considered a number of factors as described in this Circular, including those set out under the heading "The Arrangement — Recommendation of the Aurizon Board".

The accompanying Circular contains a detailed description of the Arrangement and other information relating to Aurizon, Hecla and Acquireco, including the Hecla Shares. We urge you to carefully consider all of the information in the Circular. If you require assistance, please consult your financial, legal or other professional advisor. If you have any questions or require more information with regard to the procedures for voting or completing your transmitted documentation, please contact Georgeson Shareholder Communications Canada Inc. by calling toll free in North America at 1-888-605-7616, calling collect from outside North America at 1-781-575-2422, or by email at askus@georgeson.com.

This is an important matter affecting the future of Aurizon and your vote is important regardless of the number of Aurizon Shares or Aurizon Options you own.

If you are a registered holder of common shares but are unable to be present at the Meeting in person, we encourage you to vote by completing the enclosed form of proxy. Voting by proxy will not prevent you from voting in person if you attend the Meeting but will ensure that your vote will be counted if you are unable to attend.

If you are a non-registered holder of Aurizon Shares and have received these materials through your broker or through another intermediary, please complete and return the proxy or other authorization provided to you by your broker or by such other intermediary in accordance with the instructions provided with the proxy. Failure to do so may result in your Aurizon Shares and Aurizon Options not being eligible to be voted at the Meeting.

Registered Aurizon Securityholders electing to submit a proxy may do so by choosing one of the following methods:

(a)	complete, date and sign the proxy and return it to Aurizon's transfer agent, Computershare Trust Company of Canada ("Computershare"), by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail to Computershare Trust Company of Canada, Proxy Dept., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or
(b)	use a touch-tone phone to transmit voting choices to the toll free number given in the proxy. Registered Aurizon Securityholders who choose this option must follow the instructions of the voice response system and refer to the proxy for the toll free number and control number; or
(c)	log on to the internet at Computershare’s website, www.investorvote.com. Registered Aurizon Securityholders must follow the instructions given on the website and must refer to the proxy for the control number.

A registered Aurizon Securityholder must ensure that the proxy is received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting, which for greater certainty means no later than 4:00 p.m. (Toronto time) on May 7, 2013 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement thereof.

We also encourage Aurizon Shareholders to complete and return the enclosed Letter of Transmittal and Election Form (printed on blue paper) ("Letter of Transmittal and Election Form"), together with the certificate(s) representing your Aurizon Shares, to the Depositary at the address specified in the Letter of Transmittal and Election Form. The Letter of Transmittal and Election Form contains other procedural information relating to the Arrangement and should be reviewed carefully. It is recommended that you complete, sign and return the Letter of Transmittal and Election Form with accompanying Aurizon Share certificate(s) to the Depositary as soon as possible. To make a valid election as to the consideration that you wish to receive under the Arrangement (subject to pro-ration), you must sign and return the Letter of Transmittal and Election Form and make a proper election thereunder and return it with accompanying Aurizon Share certificate(s) to the Depositary prior to 4:00 p.m. (Toronto time) on May 7, 2013 or such later date as may be determined and published in accordance with the Arrangement (the "Election Deadline"). IF YOU FAIL TO MAKE A PROPER ELECTION PRIOR TO THE ELECTION DEADLINE, YOU WILL BE DEEMED TO HAVE ELECTED TO RECEIVE THE SHARE CONSIDERATION IN RESPECT OF EACH AURIZON SHARE, SUBJECT TO PRO-RATION.

Subject to obtaining court and other regulatory approvals and satisfaction or waiver of all other conditions precedent, if Aurizon Securityholders approve the Arrangement Resolution, it is anticipated that the Arrangement will be completed in the second quarter of 2013.

On behalf of Aurizon, we would like to thank all Aurizon Securityholders for their ongoing support as we prepare to take part in this important event in the history of Aurizon.

Yours truly,

"David P. Hall"

David P. Hall

Chairman

Suite 1120, Cathedral Place,
925 West Georgia Street,
Vancouver, British Columbia
Canada V6C 3L2
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com
Web Site: www.aurizon.com

NOTICE OF special MEETING

NOTICE IS HEREBY GIVEN that pursuant to an order of the Supreme Court of British Columbia dated April 10, 2013 (the "Interim Order"), a special meeting (the "Meeting") of shareholders ("Aurizon Shareholders") and optionholders ("Aurizon Optionholders") of Aurizon Mines Ltd. ("Aurizon") will be held at The Vancouver Club, in the University Room, 3rd Floor, 915 West Hastings Street, Vancouver, BC, V6C 1C6 at 1:00 p.m. (Vancouver time) on May 9, 2013, for the following purposes:

1.	to consider and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve a plan of arrangement pursuant to Section 288 of the Business Corporations Act (British Columbia) (the "BCBCA"). The full text of the Arrangement Resolution is set forth in Appendix A to the accompanying management information circular dated April 10, 2013 (the "Circular"); and
2.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies this Notice of Special Meeting.

The record date for determining the Aurizon Shareholders and Aurizon Optionholders entitled to receive notice of and vote at the Meeting is the close of business on April 1, 2013 (the "Record Date"). An Aurizon Shareholder or Aurizon Optionholder may attend the Meeting in person or may be represented by proxy. Aurizon Shareholders and Aurizon Optionholders who are unable to attend the Meeting or any adjournment thereof in person are requested to complete, date, and sign the accompanying form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in this Circular.

Aurizon Shareholders and Aurizon Optionholders who are planning to return the form of proxy are encouraged to review this Circular carefully before submitting the form of proxy.

If you are an unregistered holder of Aurizon Shares and have received these materials through your broker or through another intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

Pursuant to the Interim Order, each registered Aurizon Shareholder has been granted the right to dissent in respect of the Arrangement Resolution and the dissent rights are described in the accompanying Circular. To exercise such right, (a) a written notice of dissent to the Arrangement Resolution must be received by Aurizon, c/o Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, B.C. V7X 1L3 Attention: Sean Boyle by 1:00 p.m. (Vancouver time) on May 7, 2013, or two days prior to any adjournment of the Meeting, (b) the Aurizon Shareholder must not have voted in favour of the Arrangement Resolution, and (c) the Aurizon Shareholder must have otherwise complied with the provisions of sections 237 to 247 of the BCBCA, as modified and supplemented by the Interim Order. The right to dissent is described in the Circular and the texts of the Interim Order and sections 237 to 247 of the BCBCA are set forth in Appendices D and F, respectively, to this Circular.

Persons who are beneficial owners of Aurizon Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of Aurizon Shares are entitled to dissent. Accordingly, a beneficial owner of Aurizon Shares desiring to exercise this right must make arrangements for the Aurizon Shares beneficially owned by such person to be registered in his, her or its name prior to the time the written notice of dissent to the Arrangement Resolution is required to be received by Aurizon or, alternatively, make arrangements for the registered holder of Aurizon Shares to dissent on his, her or its behalf.

Failure to strictly comply with the requirements set forth in sections 237 to 247 of the BCBCA, as modified and supplemented by the Interim Order, may result in the loss of any right of dissent.

Georgeson Shareholder Communications Canada Inc. ("Georgeson") is acting as Aurizon’s proxy solicitation agent. If you have any questions or require any assistance in completing your proxy or voting instruction form, please contact Georgeson by calling toll free in North America at 1-888-605-7616, calling collect from outside North America at 1-781-575-2422, or by email at askus@georgeson.com.

DATED at Vancouver, British Columbia this 10th day of April, 2013.
BY ORDER OF THE BOARD OF DIRECTORS

David P. Hall, Chairman

GLOSSARY OF TERMS	1
MANAGEMENT PROXY CIRCULAR	1
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	1
EXCHANGE RATE DATA	3
NOTICE REGARDING INFORMATION	3
NOTE TO UNITED STATES SHAREHOLDERS	4
NOTICE TO ALL AURIZON SHAREHOLDERS	5
QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT	6
SUMMARY OF CIRCULAR	11
The Meeting	11
Purpose of the Meeting	11
Effects of the Arrangement	11
Aurizon Securityholder Approval	11
The Arrangement	11
Opinions of Financial Advisors	16
Parties to the Arrangement	16
Letter of Transmittal and Election Form	16
Election Procedure and Pro-ration	17
Court Approval of the Arrangement	18
Cancellation of Rights after Six Years	18
Interests of Certain Persons in the Arrangement	19
The Arrangement Agreement	19
Fractional Interest	19
Rights of Dissent	19
Income Tax Considerations	20
Canadian Securities Laws	20
U.S. Securities Laws	20
Selected Unaudited Pro Forma Financial Information	21
GENERAL PROXY INFORMATION	22
Date, Time and Place of Meeting	22
Solicitation of Proxies	22
Appointment and Revocation of Proxies	22
Proxy Voting	23
Advice to Beneficial Holders of Aurizon Shares	23
Quorum	24
Principal Holders of Aurizon Shares	24
THE ARRANGEMENT	24
Background to the Arrangement	24
Special Committee	27
Recommendation of the Aurizon Board	27
Reasons for the Recommendation	27
Opinions of Financial Advisors	29
Voting Agreements	30
Description of the Arrangement	30
Securityholder and Court Approvals	32
Letter of Transmittal and Election Form	33
Election Procedure and Pro-ration	33
Exchange Procedure	34
Lost Certificates	35
Cancellation of Rights after Six Years	36
Fractional Interest	36
Withholding Rights	36
Interests of Directors and Executive Officers of Aurizon in the Arrangement	36
THE ARRANGEMENT AGREEMENT	38

Representations and Warranties	39
Covenants	40
Conditions Precedent to the Arrangement	44
Notice and Cure Provisions	46
Non-Solicitation	47
Right to Match	48
Expenses Reimbursement and Termination Fees	49
Insurance and Indemnification	51
Termination	51
Amendment	53
RISK FACTORS RELATING TO THE ARRANGEMENT	53
RIGHTS OF DISSENTING SHAREHOLDERS	56
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	58
Canadian Federal Income Tax Considerations for Aurizon Shareholders	58
Canadian Federal Income Tax Considerations for Aurizon Optionholders	64
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	64
U.S. Federal Income Tax Consequences Related to the Exchange	66
U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Hecla Shares Received
in the Exchange	69
Additional Considerations for U.S. Holders, Applicable to Both the Exchange and the Ownership and
Disposition of Hecla Shares	72
NOTICE TO NON-CANADIAN AURIZON SHAREHOLDERS	73
SECURITIES LAW MATTERS	73
Canadian Securities Laws	73
U.S. Securities Laws	74
REGULATORY MATTERS	75
Investment Canada Act	75
Competition Act (Canada)	76
Hart–Scott–Rodino Antitrust Improvements Act	77
INFORMATION CONCERNING AURIZON	77
Summary	77
Prior Sales	78
Price Range and Trading Volumes of the Aurizon Shares	78
Available Information	79
Risk Factors	79
INFORMATION CONCERNING HECLA	79
INFORMATION CONCERNING THE COMBINED COMPANY	79
General	79
Description of Mineral Properties	79
Directors and Executive Officers of the Combined Company	80
Capital Structure	80
Unaudited Pro forma Condensed Combined Financial Information	80
Auditors, Transfer Agent and Registrar	80
INDEBTEDNESS OF OFFICERS AND DIRECTORS OF AURIZON	80
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	81
MANAGEMENT CONTRACTS	81
INTERESTS OF EXPERTS	81
Names of Experts	81
Interests of Experts	81
ADDITIONAL INFORMATION	81
OTHER MATTERS	81
DIRECTORS’ APPROVAL	82
CONSENT OF SCOTIA CAPITAL INC	83
CONSENT OF CIBC WORLD MARKETS INC	84

APPENDIX A – ARRANGEMENT RESOLUTION

APPENDIX B – PLAN OF ARRANGEMENT

APPENDIX C – FAIRNESS OPINION OF SCOTIA CAPITAL INC.

APPENDIX D – FAIRNESS OPINION OF CIBC WORLD MARKETS INC.

APPENDIX E – INTERIM ORDER

APPENDIX F – NOTICE OF HEARING OF PETITION

APPENDIX G – DISSENT PROVISIONS

APPENDIX H – INFORMATION CONCERNING HECLA

APPENDIX I – UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF HECLA

APPENDIX J – COMPARISON OF RIGHTS OF AURIZON SHAREHOLDERS AND HECLA SHAREHOLDERS

GLOSSARY OF TERMS

In this Circular and the Summary, the following capitalized words and terms shall have the following meanings:

"Acquireco" means 0963708 B.C. Ltd., a wholly-owned subsidiary of Hecla;

"Acquisition Proposal" means, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal or inquiry (written or oral) from any person or group of persons other than Hecla (or any affiliate of Hecla) and whether made to Aurizon or to the Aurizon Shareholders relating to: (i) any direct or indirect sale, disposition or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of Aurizon and its subsidiaries or of 20% or more of the voting, equity or other securities of Aurizon or any of its subsidiaries (or rights or interests therein or thereto) representing 20% or more of the consolidated assets of Aurizon and its subsidiaries, taken as a whole; (ii) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a person or group of persons beneficially owning 20% or more of any class of voting, equity or other securities or any other equity interests (including securities convertible into or exercisable or exchangeable for voting or equity securities) of Aurizon or any of its subsidiaries representing 20% or more of the consolidated assets of Aurizon and its subsidiaries, taken as a whole; (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving Aurizon or any of its subsidiaries representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of Aurizon and its subsidiaries taken as a whole; (iv) any other similar transaction or series of transactions involving Aurizon or any of its subsidiaries; or (v) any other transaction, the consummation of which could reasonably be expected to impede, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement;

"Advance Ruling Certificate" means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated by the Arrangement Agreement;

"affiliate" has the meaning ascribed to such term in the Securities Act;

"Alamos" means Alamos Gold Inc.;

"Alamos Circular" means the take-over bid circular of Alamos relating to the Alamos Offer dated January 14, 2013, as amended from time to time;

"Alamos Offer" means the offer by Alamos to acquire all of the outstanding Aurizon Shares, other than those held by Alamos and its affiliates, announced by Alamos on January 14, 2013 and made pursuant to the Alamos circular as extended or changed or varied from time to time;

"Amalco" has the meaning ascribed to such term under in this Circular under the heading "Summary of Circular – Effects of the Arrangement";

"Arrangement" means the proposed arrangement under the provisions of Section 288 under the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement, or made at the direction of the Court in the Final Order with the prior written consent of Aurizon and Hecla, each acting reasonably;

"Arrangement Agreement" means the arrangement agreement dated as of March 3, 2013 among Hecla, Acquireco and Aurizon, as amended pursuant to an amendment to arrangement agreement among Hecla,

i

Acquireco and Aurizon dated April 9, 2013, and as the same may be further amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

"Arrangement Resolution" means the special resolution of the Aurizon Shareholders and the special resolution of the Aurizon Shareholders and Aurizon Optionholders, voting as a single class, approving the Arrangement to be considered at the Meeting, substantially in the form attached as Appendix A to this Circular;

"associate" has the meaning ascribed to such term in the Securities Act;

"Aurizon" or the "Company" means Aurizon Mines Ltd., a company existing under the BCBCA;

"Aurizon AIF" means the annual information form of Aurizon dated April 1, 2013 for the fiscal year ended December 31, 2012, which is available on SEDAR at www.sedar.com under Aurizon’s profile;

"Aurizon Benefit Plan" has the meaning ascribed thereto in the Arrangement Agreement;

"Aurizon Board" means the board of directors of Aurizon, as the same is constituted from time to time;

"Aurizon Directors' Circular" means the directors' circular of Aurizon recommending rejection of the Alamos Offer dated January 22, 2013;

"Aurizon DSU Holder" means a holder of DSUs;

"Aurizon Optionholders" means the holders of Aurizon Options;

"Aurizon Options" means the outstanding options to purchase common shares of Aurizon granted under the Aurizon Stock Option Plans;

"Aurizon RSU Holder" means a holder of RSUs;

"Aurizon Securityholders" means, collectively, the Aurizon Shareholders and the Aurizon Optionholders;

"Aurizon Securities" means, collectively, the Aurizon Shares and Aurizon Options;

"Aurizon Securityholder Approval" means the approval of (i) 66 2/3% of the votes cast on the Arrangement Resolution by the Aurizon Shareholders and the Aurizon Optionholders, voting as a single class, present in person or by proxy at Meeting; and (ii) 66 2/3% of the votes cast on the Arrangement Resolution by the Aurizon Shareholders present in person or by proxy at the Meeting;

"Aurizon Securityholders" means, collectively, the holders of Aurizon Shares and Aurizon Options;

"Aurizon Shareholder Rights Plan" means the shareholder rights plan agreement dated January 22, 2013 between Aurizon and Computershare Trust Company of Canada, as rights agent, as amended from time to time;

"Aurizon Shareholders" means the holders of Aurizon Shares;

"Aurizon Shares" means the issued and outstanding common shares of Aurizon;

"Aurizon Stock Option Plans" means the Stock Option Plans of Aurizon, as amended;

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

ii

"Beneficial Shareholder" means an Aurizon Shareholder who is not a Registered Shareholder;

"Business Day" means any day other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or New York, New York;

"Canadian Securities Authorities" means the British Columbia Securities Commission and the other securities regulatory authorities of the provinces and territories of Canada as applicable;

"Canadian Securities Laws" means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the provinces and territories of Canada and the published rules and policies of the TSX;

"Casa Berardi Gold Mine" means the Casa Berardi gold mine located 95 kilometres north of the town of La Sarre, Quebec;

"Cash Consideration" means $4.75 per Aurizon Share, DSU or RSU, as applicable, provided that the aggregate maximum amount payable to the Aurizon Shareholders shall be $513,631,193;

"Change in Recommendation" has the meaning ascribed to such term in this Circular under the heading "Arrangement Agreement – Termination";

"CIBC" means CIBC World Markets Inc., the financial advisor to the Special Committee;

"CIBC Fairness Opinion" means the fairness opinion of CIBC dated March 3, 2013 with respect to the Arrangement, a copy of which is attached as Appendix D to this Circular;

"Circular" means this information circular for the Meeting, including all appendices hereto, and all amendments and supplements hereto;

"Combined Company" means Hecla following completion of the Arrangement;

"Commissioner" means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act, or his or her designee;

"Competition Act" means the Competition Act (Canada);

"Competition Act Approval" means:

(i) the issuance of an Advance Ruling Certificate where such Advance Ruling Certificate has not been rescinded prior to the Effective Date; or

(ii) Hecla and Aurizon have given the notice required under section 114 of the Competition Act with respect to the transactions contemplated by the Arrangement Agreement and the applicable waiting periods under section 123 of the Competition Act have expired or have been terminated or waived in accordance with the Competition Act; or

(iii) the obligation to give the requisite notice has been waived pursuant to paragraph 113(c) of the Competition Act;

iii

and, in the case of (ii) or (iii), a No-Action Letter, in a form acceptable to Hecla, acting reasonably, has been issued and has not been rescinded prior to the Effective Date (except where such rescission is owing to any conduct by Hecla);

"Competition Tribunal" means the Competition Tribunal as established by subsection 3(1) of the Competition Tribunal Act (Canada);

"Confidentiality Agreement" means the agreement between Hecla and Aurizon dated January 24, 2013 pursuant to which Hecla has been provided with access to confidential information of Aurizon;

"Contract" means any written or oral contract, agreement, license, franchise, lease, arrangement or other right or obligation to which Aurizon is a party or by which Aurizon is bound or affected or to which any of its properties or assets is subject;

"Consideration" means the consideration to be received by Aurizon Shareholders pursuant to the Plan of Arrangement in consideration for their Aurizon Shares, being the Share Consideration and/or the Cash Consideration, at the election or deemed election of an Aurizon Shareholder and subject to proration in accordance with the Plan of Arrangement;

"Court" means the Supreme Court of British Columbia;

"CRA" means the Canada Revenue Agency;

"Depositary" means Computershare Investor Services Inc.;

"Disclosure Letter" means the disclosure letter executed by Aurizon and delivered to Hecla in connection with the execution of the Arrangement Agreement;

"Dissent Procedures" means the procedures to be taken by an Aurizon Shareholder in exercising Dissent Rights;

"Dissent Rights" means the right to dissent to the Arrangement as set out in sections 237 to 247 of the BCBCA, and attached as Appendix G to this Circular as modified by the Plan of Arrangement, the Interim Order and the Final Order;

"Dissenting Shareholders" means Registered Shareholders who have duly and validly exercised their Dissent Rights in strict compliance with the Dissent Rights and whose Dissent Rights have not terminated;

"Dissenting Shares" means the Aurizon Shares held by Dissenting Shareholders;

"DSU Plan" means the Aurizon’s deferred share unit plan effective as of March 14, 2012;

"DSUs" means the deferred share units granted under the DSU Plan;

"EDGAR" means the system for Electronic Data Gathering, Analysis and Retrieval maintained by the SEC;

"Effective Date" means the date upon which all of the conditions to completion of the Arrangement as set forth in the Arrangement Agreement have been satisfied or waived and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the Parties thereto, acting reasonably;

"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date;

iv

"Election Deadline" means 4:00 pm (Toronto time) on the Initial Election Date or the New Election Date, as applicable;

"Encumbrances" means any pledge, claim, lien, charge, option, hypothec, action, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, superficies, servitude, royalty, levy, right to possession or any other encumbrance, collateral securing the payment obligations of any person, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing or with any similar effect whatsoever;

"Exchange" means the exchange of Aurizon Shares for the Share Consideration and the Cash Consideration pursuant to the Arrangement;

"Existing Credit Facilities" means the US$50 million revolving credit facility of Aurizon provided by Canadian Imperial Bank of Commerce and The Bank of Nova Scotia dated as of January 31, 2011, as amended;

"Fairness Opinions" means the CIBC Fairness Opinion and the Scotia Capital Fairness Opinion, each to the effect that as of the date of such opinions, and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Aurizon Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view to the Aurizon Shareholders other than Hecla and its affiliates;

"Final Order" means the final order of the Court in a form acceptable to Aurizon, Hecla and Acquireco, each acting reasonably, approving the Arrangement as such order may be amended by the Court with the consent of Aurizon, Hecla and Acquireco at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

"Financial Advisors" means CIBC and Scotia Capital;

"GAAP" means generally accepted accounting principles as set out in the Canadian Institute of Chartered Accountants Handbook – Accounting, at the relevant time, applied on a consistent basis;

"Governmental Entity" has the meaning ascribed thereto in the Arrangement Agreement;

"Hecla" means Hecla Mining Company, a company existing under the Delaware General Corporation Law;

"Hecla Note Issue" means the issue by Hecla of US$500,000,000 principal amount 6.875% senior notes due 2021, which is expected to close on or about April 12, 2013;

"Hecla Shareholders" means the holders of Hecla Shares;

"Hecla Shares" means the common stock in the authorized share capital of Hecla, US$0.25 par value per share;

"Heva-Hosco (Joanna) Properties" means the Heva-Hosco (Joanna) Properties, a gold development project located in the Joannes township, Quebec;

"HSR Act" means the Hart–Scott–Rodino Antitrust Improvements Act;

"HSR Act Approval" means the approval of the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission under the HSR Act, as described in more detail under the heading "Regulatory Matters – Hart–Scott–Rodino Antitrust Improvements Act";

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"Initial Election Date" has the meaning ascribed to such term in this Circular under the heading "Summary of Circular – Election Procedure and Pro-ration";

"Interim Order" means the interim order of the Court dated April 10, 2013, providing for, among other things, the calling and holding of the Meeting, attached as Appendix E hereto;

"Investment Canada Act" means the Investment Canada Act (Canada);

"Investment Canada Act Approval" means the approval of the Minister responsible for the Investment Canada Act, as described in more detail under the heading "Regulatory Matters – Investment Canada Act";

"IRS" means the United States Internal Revenue Service;

"Key Regulatory Approvals" means the Competition Act Approval, Investment Canada Act Approval, and HSR Act Approval;

"Key Third Party Consents" means those consents, approvals and notices required from any third party to proceed with the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement, as set out in Schedule D of the Arrangement Agreement;

"Law" or "Laws" means any and all applicable laws, including without limitation, all supranational, national, provincial, state, municipal and local civil, commercial, banking, securities, Tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary or occupational health and safety laws, treaties, statutes, instruments, decrees, injunctions, determinations, writs or certificates and orders, by-laws, rules, regulations, principles of law, ordinances, protocols, guidelines, codes, constitutions, policies, notices, directions, judicial or administrative or arbitral or ministerial judgments, decisions, rulings or awards or the grant of any approval, license, permission, authority or license of any Governmental Entity and general principles of common law and equity, binding on or affecting the person referred to in the context in which the word is used;

"Letter of Transmittal and Election Form" means, in the case of Aurizon Shareholders, a letter of transmittal and election form, a form of which accompanies this Circular, to be completed by Aurizon Shareholders in connection with the Arrangement, and in the case of Aurizon Optionholders, a notice of election, a form of which accompanies this Circular, to be completed by Aurizon Optionholders in connection with the Arrangement;

"Locked-up Shareholders" means each of the senior officers and directors of Aurizon;

"Material Adverse Effect" means in respect of any person, any change, effect, event or occurrence that either individually or in the aggregate with other such changes, effects, events or occurrences, is or could reasonably be expected to be, material and adverse to the business, results of operations or assets, properties, capitalization, condition (financial or otherwise), liabilities or prospects of that person and its subsidiaries, on a consolidated basis, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of the Arrangement Agreement or the transactions contemplated thereby; (ii) changes in general economic, securities, financial, banking or currency exchange markets; (iii) any change in GAAP or US GAAP; (iv) any natural disaster provided that it does not have a materially disproportionate effect on that person relative to comparable exploration and/or mining companies; (v) changes affecting the global gold or silver mining industries generally, provided that such changes do not have a materially disproportionate effect on that person relative to comparable exploration and/or mining companies; (vi) generally applicable changes in applicable Law; or (vii) the commencement or continuation of any war, armed hostilities or acts of terrorism;

"Material Contracts" means any Contract: (i) that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on Aurizon; (ii) under which Aurizon has directly or

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indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection); (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset; (iv) providing for the establishment, organization or formation of any joint ventures; (v) under which Aurizon is obligated to make or expects to receive payments in excess of $500,000 over the remaining term of the Contract; (vi) that limits or restricts Aurizon from engaging in any line of business or any geographic area in any material respect; (vii) which provides for change of control, severance, retention or related payments or benefits to directors, officers or employees of Aurizon; (viii) that is or relates to an Aurizon Benefit Plan; or (ix) that is otherwise material to Aurizon; and, for greater certainty, includes the Material Contracts listed in the Disclosure Letter;

"Maximum Cash" means $513,631,193;

"Maximum Shares" means 57,000,000 Hecla Shares;

"Meeting" means the special meeting of the Aurizon Securityholders, including any adjournment or postponement thereof, to be held in accordance with the Interim Order to consider the Arrangement Resolution;

"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

"Misrepresentation" has the meaning ascribed thereto under applicable Securities Laws;

"New Election Date" has the meaning ascribed to such term in this Circular under the heading "Summary of Circular – Election Procedure and Pro-ration";

"NI 43-101" means National Instrument 43-101 – Standards of Disclosure for Mineral Projects or Regulation 43-101 respecting Standards of Disclosure for Mineral Projects in the Province of Quebec;

"No-Action Letter" means a written letter from the Commissioner to Hecla confirming that the Commissioner does not, at that time, intend to make an application for an order under section 92 of the Competition Act;

"Notification" means a notification under Part IX of the Competition Act;

"NYSE" means the New York Stock Exchange;

"NYSE MKT" means the NYSE MKT LLC;

"Non-Resident Shareholder" has the meaning ascribed to such term in this Circular under the heading "Canadian Federal Income Tax Considerations";

"Option Consideration" means, in respect of an Aurizon Option, the number of Aurizon Shares obtained by dividing: (i) the amount, if any, by which: (A) the product obtained by multiplying the number of Aurizon Shares underlying such Aurizon Option by the Cash Consideration; exceeds: (B) the exercise price payable under such Aurizon Option to acquire Aurizon Shares; by (ii) the Cash Consideration;

"Outside Date" means June 30, 2013, or such later date as may be agreed to in writing by the Parties;

"Parties" means Aurizon, Hecla and Acquireco, and "Party" means any of them;

"Person" includes an individual, association, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any Entity, whether or not having legal status;

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"Pre-Acquisition Reorganization" has the meaning ascribed thereto in the Arrangement Agreement;

"Plan of Arrangement" means the plan of arrangement in respect of the Arrangement attached as Appendix B hereto, and any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court;

"Record Date" means April 1, 2013;

"Registered Shareholder" means a registered holder of Aurizon Shares as recorded in the shareholder register of Aurizon maintained by Computershare Investor Services Inc.;

"Representatives" means any officer, director, employee, representative (including any financial or other advisor) or agent of Aurizon;

"Response" has the meaning ascribed to such term under the heading "Summary of Circular - Court Approval of the Arrangement";

"Response Period" has the meaning ascribed to such term in this Circular under the heading "Arrangement Agreement – Right to Match";

"RSU Plan" means Aurizon’s restricted share unit plan effective as of August 8, 2012, as amended;

"RSUs" means the restricted share units granted under the RSU Plan;

"Scotia Capital" means Scotia Capital Inc., the financial advisor to Aurizon;

"Scotia Capital Fairness Opinion" means the fairness opinion of Scotia Capital dated March 3, 2013 with respect to the Arrangement, a copy of which is attached as Appendix C to this Circular;

"SEC" means the U.S. Securities and Exchange Commission;

"Second Aurizon Shareholder Rights Plan" means the shareholder rights plan agreement dated March 10, 2013 between Aurizon and Computershare Trust Company of Canada, as rights agent, as amended from time to time;

"Section 3(a)(10) Exemption" means the exemption from the registration requirements of the U.S. Securities Act provided under Section 3(a)(10) thereof;

"Securities Act" means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Securities Authorities" means all applicable securities regulatory authorities, including the applicable securities commission or similar regulatory authorities in each of the provinces and territories of Canada and the SEC;

"Securities Laws" means the Securities Act, the U.S. Exchange Act, the U.S. Securities Act and all other applicable securities Laws and applicable stock exchange rules and listing standards of the Stock Exchanges;

"Share Consideration" means 0.9953 of a Hecla Share for each Aurizon Share to an aggregate maximum of 57,000,000 Hecla Shares;

"Special Committee" means the special committee of the Aurizon Board;

"Stock Exchanges" means, collectively, the TSX, NYSE and NYSE MKT;

viii

"Subject Options" means all of the Aurizon Options owned legally or beneficially by the Locked-up Shareholders or over which the Locked-up Shareholders exercise control or direction;

"Subject Shares" means all of the Aurizon Shares owned legally or beneficially, either directly or indirectly, by the Locked-up Shareholders or over which the Locked-up Shareholders exercise control or direction, either directly or indirectly, and shall further include any Aurizon Shares issued upon the exercise by the Locked-up Shareholders of Aurizon Options or otherwise acquired by the Locked-up Shareholders after March 3, 2013;

"subsidiary" means, with respect to a specified person, any entity of which more than 50% of the outstanding equity interests ordinarily entitled to elect a majority of the board of directors or governing body thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified person and shall include any Entity over which such specified person exercises direction or control or which is in a like relation to a subsidiary;

"Superior Proposal" means any bona fide, unsolicited, written Acquisition Proposal made by a third party after the date of the Arrangement Agreement (and not obtained in violation of the non-solicitation provisions in the Arrangement Agreement) that relates to the acquisition of 100% of the outstanding Aurizon Shares (other than Aurizon Shares owned by the person making the Superior Proposal) or all or substantially all of the consolidated assets of Aurizon and its subsidiaries, which did not result from a violation of the Arrangement Agreement; and (i) that is reasonably capable of being completed without undue delay relative to the completion of the Arrangement, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (ii) that is not subject, either by the terms of the proposal or by virtue of any applicable Law or rule or regulation of any Stock Exchange, to any requirement that the approval of the shareholders of the party making the Acquisition Proposal be obtained; (iii) that is made available to all Aurizon Shareholders on the same terms and conditions; (iv) that is not subject to a due diligence condition; (v) that is not subject to a financing condition; (vi) the terms of which do not provide for the payment of any fees, no matter how characterized or confer any rights or options to acquire securities or assets of Aurizon in the event Hecla exercises its right to match such Superior Proposal pursuant to the provisions of the Arrangement Agreement described in this Circular under the heading "The Arrangement Agreement – Right to Match"; and (vii) in respect of which the Aurizon Board determines, in its good faith judgment, after receiving the written advice of its outside legal and financial advisors, that: (a) failure to recommend such Acquisition Proposal to the Aurizon Shareholders would be inconsistent with its fiduciary duties under applicable Law; and (b) having regard for all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to Aurizon Shareholders from a financial point of view than the Arrangement, after taking into account any changes to the Arrangement proposed by Hecla pursuant to the provisions of the Arrangement Agreement described in this Circular under the heading "The Arrangement Agreement – Right to Match";

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

"Taxes" means: any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada, Quebec and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, fines, penalties or other additions to the foregoing that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not or as a result of being liable to another person’s Taxes as a transferee or successor, by contract or otherwise;

ix

"Termination Fee" means $27,200,000;

"Termination Fee Event" has the meaning ascribed to such term in this Circular under the heading "Arrangement Agreement – Expenses Reimbursement and Termination Fees";

"TSX" means the Toronto Stock Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as the same has been, and hereafter from time to time, may be amended;

"U.S. GAAP" means U.S. generally accepted accounting principles, applied on a consistent basis, except as required or permitted and disclosed;

"U.S. Holder" has the meaning ascribed to such term under the heading "Certain United States Federal Income Tax Considerations - U.S. Federal Income Tax Consequences Related to the Exchange";

"U.S. Securities Act" means the United States Securities Act of 1933 as the same has been, and hereinafter from time to time may be, amended;

"U.S. Shareholders" means those Aurizon Shareholders that are in the United States;

"U.S. Securityholders" means those Aurizon Securityholders that are in the United States; and

"Voting Agreements" means the voting agreements (including all amendments thereto) between Hecla and the Locked-up Shareholders setting forth the terms and conditions upon which they have agreed to vote their Aurizon Securities in favour of the Arrangement Resolution.

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Management ProXy Circular

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Aurizon for use at the special meeting of Aurizon Securityholders to be held at The Vancouver Club, in the University Room, 3rd Floor, 915 West Hastings Street, Vancouver, BC, V6C 1C6 at 1:00 p.m. (Vancouver time) on May 9, 2013 and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the Notice of Meeting.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to "$" or "Cdn$" in this Circular refer to Canadian dollars and all reference herein to "US$" in this Circular refer to U.S. dollars. Hecla’s financial statements that are included or incorporated by reference herein are reported in U.S. dollars and are prepared in accordance with U.S. GAAP.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, the information presented in this Circular and the information incorporated by reference herein, constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian Securities Laws (together, "forward-looking statements") concerning the business, operations and financial performance and condition of each of Aurizon, Hecla and the Combined Company. Often, but not always, forward-looking statements can be identified by words such as "pro forma", "plans", "expects", "may", "should", "could", "will", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations including negative variations thereof of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aurizon, Hecla or the Combined Company to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the heading "Risk Factors Relating to the Arrangement" and in the unaudited pro forma condensed combined financial statements of Hecla included in Appendix I of this Circular. Although Aurizon has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

In addition, forward-looking and pro forma information herein is based on certain assumptions and involves risks related to the consummation or non-consummation of the Arrangement and the business and operations of the Combined Company. Pro forma information contained herein is based on certain assumptions including that Aurizon Securityholders will vote in favour of the Arrangement, that the Court will approve the Arrangement and that all other conditions to the Arrangement are satisfied or waived and that the Arrangement is completed. Other assumptions include, but are not limited to, the ability of the Combined Company to realize the enhanced growth opportunities currently anticipated for the Combined Company; realize the benefits of the Combined Company’s growth projects; the value of Aurizon's assets, in particular the Casa Berardi Gold Mine; the value of Hecla’s assets; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource estimates, grades, mine life and cash cost estimates; whether mineral resources can be developed; interest and exchange rates; the price of gold, silver, zinc, lead and other metals; competitive conditions in the mining industry; title to mineral properties; financing requirements; general economic conditions; and changes in laws, rules and regulations applicable to Aurizon and Hecla. Factors which could cause actual results to differ materially from current expectations include non-completion of the Arrangement, including due to the parties failing to receive, in a timely manner and on satisfactory terms, the necessary court, shareholder, stock exchange and regulatory approvals or the inability of the parties to satisfy in a timely manner the other conditions to the closing of the Arrangement; changes in market conditions; the risk that upon completion of the Arrangement the market value of the Hecla Shares will be materially lower from the value at the time the exchange ratio was agreed; the information available to Aurizon in respect of Hecla may not be accurate or complete; there may be unforeseen or unexpected tax and other consequences to the transactions which would have a material adverse effect on the Combined Company; production, construction and technological risks related to the Combined Company; capital requirements and operating risks associated with the expanded operations of the Combined Company; actual results being materially different than reserve and resource estimates, grades, mine life and cash cost estimates; variations in ore grade or recovery rates; risks relating to international operations; fluctuations in gold, silver and other metal prices and currency exchange rates; failure to obtain any required financing; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; adverse changes to general economic conditions or laws, rules and regulations applicable to Aurizon or Hecla; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; labour disputes and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk that estimated costs, including costs of labor, equipment and materials, including power, are not as anticipated; the risk of an undiscovered defect in title or other adverse claim; that results of exploration activities will be different than anticipated; and those risks set forth in the Aurizon AIF and in Hecla’s filings with the U.S. Securities and Exchange Commission, which are available respectively on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Aurizon has attempted to identify important factors that could cause actions, events or results to differ materially from those described in forward-looking statements and forward-looking information in this Circular, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information in this Circular, nor in the documents incorporated by reference herein. All of the forward-looking statements made in this Circular, including all documents incorporated by reference herein, are qualified by these cautionary statements.

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Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the mining industry and Aurizon’s general expectations concerning the mining industry, Aurizon, Hecla and the Combined Company are based on estimates prepared by Aurizon or Hecla using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Aurizon believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While Aurizon is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Aurizon Shareholders are cautioned not to place undue reliance on forward-looking statements and forward-looking information. Aurizon undertakes no obligation to update any of the forward-looking statements or forward-looking information in this Circular or incorporated by reference herein, except as required by law.

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Exchange Rate Data

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Year End December 31
	2012	2011	2010
High. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1.0418	1.0604	1.0778
Low. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	0.9710	0.9449	0.9946
Rate at end of period. . . . . . . . . . . . . . . . . .	0.9949	1.0170	0.9946
Average rate for period. . . . . . . . . . . . . . . .	0.9996	0.9891	1.0299

On April 9, 2013, the noon exchange rate for one U.S. dollar expressed in Canadian dollars as reported by the Bank of Canada, was $1.0162.

NOTICE REGARDING INFORMATION

Certain information in this Circular pertaining to Hecla, including, but not limited to, information pertaining to Hecla in Appendix H hereto and under the heading "Information Concerning the Combined Company" and the historical management discussion and analysis and the historical financial statements of Hecla incorporated by reference in this Circular and information relating to Hecla in the unaudited pro forma condensed combined financial statements attached as Appendix I to this Circular, has been furnished by Hecla. With respect to this information, the Aurizon Board has relied exclusively upon Hecla, without independent verification by Aurizon. Although Aurizon does not have any knowledge that would indicate that such information is untrue or incomplete, neither Aurizon nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Hecla’s financial statements, or for the failure by Hecla to disclose events or information that may affect the completeness or accuracy of such information.

The information contained in this Circular is given as at April 10, 2013, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein. No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Aurizon or Hecla.

This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Information contained in this Circular should not be construed as legal, tax or financial advice and Aurizon Securityholders are urged to consult their own professional advisors in connection therewith.

Descriptions in this Circular of the terms of the Arrangement Agreement and the Plan of Arrangement are summaries of the terms of those documents and are qualified in their entirety by such terms. Aurizon Securityholders should refer to the full text of each of the Arrangement Agreement and the Plan of Arrangement for complete details of those documents. The full text of the Arrangement Agreement may be viewed on SEDAR at www.sedar.com. The Plan of Arrangement is appended hereto as Appendix B.

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NOTE TO UNITED STATES SHAREHOLDERS

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities to be issued or distributed under the Arrangement have not been registered under the U.S. Securities Act, and are being issued in reliance on the Section 3(a)(10) Exemption on the basis of the approval of the Court, which will consider, among other things, the fairness of the terms and condition of the Arrangement to Aurizon Shareholders. See "Securities Law Matters — U.S. Securities Laws."

Aurizon Securityholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. See "Certain United States Federal Income Tax Considerations". U.S. Shareholders should consult their own tax advisors with respect to their own particular circumstances.

The solicitation of proxies hereby is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act and the SEC rules promulgated thereunder. Accordingly, this Circular has been prepared in accordance with applicable disclosure requirements in Canada. Aurizon Securityholders in the United States should be aware that such requirements are different than those of the United States.

Information in this Circular or in the documents incorporated by reference herein concerning the properties and operations of Aurizon and Hecla has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Aurizon and, for the purpose of this Circular, Hecla are required to describe mineral reserves associated with their respective properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "proven" or "probable", which categories of reserves are recognized by NI 43-101, but which differ from those definitions in the disclosure requirements promulgated by the SEC and contained in Industry Guide 7. In addition, under NI 43-101 the Company and Hecla are required to describe mineral resources associated with its properties utilizing CIM definitions of "measured", "indicated" or "inferred", which categories of resources are recognized by Canadian regulations but are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. Accordingly, information contained in this Circular regarding Aurizon and Hecla’s mineral deposits may not be comparable to similar information disclosed by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder. In particular, this Circular uses the terms "measured" and "indicated" resources. U.S. readers are cautioned that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that all or any part of measured mineral resources or indicated mineral resources will ever be converted into mineral reserves. This Circular also uses the term "inferred" resources. U.S readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Aurizon and Acquireco are incorporated or organized outside the United States, that some or all of their respective officers and directors and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of Aurizon and said persons are located outside the United States. As a result, it may not be possible for U.S. Shareholders to effect service of process within the United States upon Aurizon or Acquireco, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States. In addition, U.S. Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

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NOTICE TO ALL AURIZON SHAREHOLDERS

Hecla is incorporated under the laws of the State of Delaware, and a majority of the directors and officers of Hecla and its experts named in this Circular reside outside of Canada. All of the assets of these persons and Hecla may be located outside Canada. Accordingly, it may not be possible for investors in the Combined Company to effect service of process within Canada upon all of the directors, officers and experts referred to above. It may also not be possible to enforce against Hecla, its directors and officers and such experts judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian Securities Laws. In addition, the rights of a stockholder of a Delaware corporation differ from the rights of a shareholder of a BCBCA corporation. See Appendix J to this Circular for a summary comparison of the rights of Aurizon Shareholders and Hecla Shareholders.

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QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT

The following is a summary of certain information contained in or incorporated by reference into this Circular, together with some of the questions that you, as an Aurizon Securityholder, may have and answers to those questions. You are urged to read the remainder of this Circular, the form of proxy and the Letter of Transmittal and Election Form carefully, because the information contained below is of a summary nature, and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, the form of proxy and the Letter of Transmittal and Election Form and the attached Appendices, all of which are important and should be reviewed carefully.

Q: Does the Aurizon Board support the Arrangement?

A: Yes. The Aurizon Board has unanimously determined (i) that the consideration to be received by Aurizon Securityholders is fair to Aurizon Securityholders and in the best interests of Aurizon, (ii) that Aurizon should enter the Arrangement Agreement, and (iii) to recommend that Aurizon Securityholders vote FOR the Arrangement Resolution.

Prior to entering into the Arrangement Agreement, the Aurizon Board established the Special Committee, comprised of four independent directors (Mr. George Brack, Mr. Louis Dionne, Mr. Andre Falzon and Mr. Sargent Berner), to review and evaluate the Alamos Offer, pursue strategic alternatives to the Alamos Offer, to oversee and supervise the process carried out by Aurizon in negotiating and entering into the Arrangement Agreement and to advise the Aurizon Board with respect to any recommendation that the Aurizon Board should make to Aurizon Securityholders. The Special Committee retained CIBC as its financial advisor and Blake, Cassels and Graydon LLP as legal counsel.

The Special Committee determined that the proposed Arrangement with Hecla was fair to Aurizon Securityholders and in the best interests of Aurizon. The Special Committee then recommended that the Aurizon Board approve the proposed Arrangement Agreement.

In making its recommendation, the Aurizon Board considered a number of factors as described in this Circular under the heading "The Arrangement — Recommendation of the Aurizon Board", including the opinions of CIBC and Scotia Capital, which determined that the Consideration offered to Aurizon Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to Aurizon Shareholders other than Hecla and its affiliates.

See "The Arrangement — Background to the Arrangement".

Q: When will the Arrangement become effective?

A: Subject to obtaining Court and other regulatory approvals as well as the satisfaction or waiver of all other conditions precedent, if Aurizon Securityholders approve the Arrangement Resolution, it is anticipated that the Arrangement will be completed in the second quarter of 2013.

Q: What will I receive for my Aurizon Shares under the Arrangement?

A: If the Arrangement is completed, each Aurizon Shareholder at the Effective Time, which will include Aurizon Optionholders that receive Aurizon Shares as satisfaction of the Option Consideration, may elect to receive, for each Aurizon Share, either $4.75 in cash or 0.9953 of a Hecla Share, or a combination of both, subject in each case to pro-ration based on a maximum of approximately $513.6 million in cash and a maximum of 57 million Hecla Shares. Assuming that all Aurizon Shareholders elect to receive either cash or Hecla Shares, the Consideration will be fully pro-rated with each Aurizon Shareholder being entitled to receive $3.11 in cash and 0.3446 of a Hecla Share for each Aurizon Share. This description of the pro-ration provisions of the Arrangement is subject to the detailed provisions of the Arrangement itself.

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See "The Arrangement – Election Procedure and Pro-ration".

The actual consideration received by an Aurizon Shareholder will depend upon such Aurizon Shareholder's consideration election and the effect of pro-ration. See "The Arrangement — Description of the Arrangement".

Q: How do I elect to receive my Consideration under the Arrangement?

A: Each Registered Shareholder will have the right to elect in the Letter of Transmittal and Election Form delivered to the Depositary to receive the Cash Consideration or Share Consideration, or a combination of both, subject to pro-ration.

Aurizon Shareholders whose Aurizon Shares are registered in the name of a broker, investment dealer or other intermediary should contact that broker, investment dealer or other intermediary for instructions and assistance in delivery of the share certificate(s) representing those shares and, making an election with respect to the form of Consideration they wish to receive.

If you fail to make a specific election by the Election Deadline, or the Depositary determines that your election was not properly made with respect to any Aurizon Shares, you will be deemed to have elected to receive the Share Consideration in respect of any such Aurizon Shares, including Aurizon Shares issued in satisfaction of the Option Consideration, subject to pro-ration.

See "The Arrangement - Election Procedure and Pro-ration".

Q: What will happen to my Aurizon Options under the Arrangement?

A: Each Aurizon Option issued and outstanding at the Effective Time that has an exercise price of less than $4.75 per share will, without any further action by or on behalf of any Aurizon Optionholder, be deemed to be fully vested and transferred and disposed of by the holder thereof to Aurizon (free and clear of all liens, claims and encumbrances) and cancelled in exchange for the Option Consideration. Aurizon Shares received as Option Consideration will be subject to the election and pro-ration provisions of the Arrangement. Aurizon Options that do not have an exercise price that is less than $4.75 per share will be cancelled, and no consideration will be paid in respect of these options.

See "The Arrangement – Election Procedure and Pro-ration".

Q: What are the Canadian federal income tax consequences of the Arrangement to Aurizon Shareholders?

A: For a summary of certain material Canadian income tax consequences of the Arrangement, see "Canadian Federal Income Tax Considerations". Such summary is not intended to be legal or tax advice to any particular Aurizon Shareholder. Aurizon Shareholders should consult their own tax and investment advisors with respect to their particular circumstances.

Q: What are the United States federal income tax consequences of the Arrangement to Aurizon Shareholders?

A: For Aurizon Shareholders that are U.S. Holders (as defined below under “Certain United States Federal Income Considerations”), the Exchange will be treated either as a fully taxable transaction or as a partially tax-deferred reorganization. Whether the transaction is fully taxable or partially tax-deferred for U.S. federal income tax purposes depends on whether the Share Consideration constitutes a sufficient portion, by value, of the total Consideration. There is no authority directly on point holding that Share Consideration constituting 35% of the total Consideration is sufficient for a partially tax-deferred reorganization, although there is authority providing that Share Consideration constituting 40% of the total Consideration would be sufficient for a partially tax-deferred reorganization. If the Exchange is treated as a fully taxable transaction, a U.S. Holder of Aurizon Shares will recognize gain or loss equal to the difference between (i) the fair market value of the Consideration received by such U.S. Holder in the Exchange and (ii) the adjusted tax basis of such U.S. Holder in the Aurizon Shares exchanged for the Consideration. If the Exchange is treated as a tax-deferred reorganization, a U.S Holder will not recognize gain, except to the extent that such U.S. Holder receives Cash Consideration. If the Exchange is treated as a tax-deferred reorganization, a U.S. Holder will not be permitted to recognize any loss realized, except if such U.S. Holder receives only Cash Consideration.

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Aurizon Shareholders that are non-U.S. Holders (as defined below under “Certain United States Federal Income Considerations”) generally will not be subject to U.S. federal income tax or withholding tax on any gain recognized on the disposition of their Aurizon Shares under the Arrangement unless (i) a non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, or (ii) such gain is effectively connected with a non-U.S. Holder’s conduct of a trade or business in the United States.

For a summary of certain U.S. federal income tax considerations arising from the Arrangement, see "Certain United States Federal Income Tax Considerations", which qualifies the information set forth above.

Q: What will happen to Aurizon if the Arrangement is completed?

A: If the Arrangement is completed, Acquireco will acquire all of the Aurizon Shares and Aurizon will become a direct, wholly-owned subsidiary of Hecla. Acquireco and Hecla intend to have the Aurizon Shares de-listed from the TSX and the NYSE MKT, and Aurizon will apply to cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer in Canada and cease to be subject to the reporting requirements of the U.S. Exchange Act.

Q: Are the Hecla Shares listed on a stock exchange?

A: Yes. Hecla Shares are listed for trading on the NYSE.

Q: What approvals are required to be given by Aurizon Securityholders at the Meeting?

A: To become effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast at the Meeting in person or by proxy by (i) the Aurizon Securityholders voting together as a single class; and (ii) the Aurizon Shareholders voting as a single class.

All directors and senior officers of Aurizon, holding in aggregate approximately 1.07% of the Aurizon Shares and approximately 60.4% of the Aurizon Options, have entered into the Voting Agreements with Hecla, pursuant to which they have agreed, subject to certain exceptions, to vote their Aurizon Shares and Aurizon Options in favour of the Arrangement Resolution.

Q: Are Aurizon Shareholders entitled to dissent rights?

A: Under the Interim Order, Registered Shareholders are entitled to dissent rights only if they follow the procedures specified in the BCBCA, as modified by the Interim Order. If you wish to exercise dissent rights, you should review the requirements summarized in this Circular carefully and consult with legal counsel.

See "Rights of Dissenting Shareholders".

Q: What other conditions must be satisfied to complete the Arrangement?

A: In addition to the applicable approvals by Aurizon Securityholders at the Meeting, the Arrangement is conditional upon, among other things, the performance, by each of Aurizon and Hecla, of all obligations under the Arrangement Agreement and the receipt of, among other things, approval for the listing of the Hecla Shares issuable to the Aurizon Securityholders pursuant to the Arrangement on the NYSE, obtaining the Final Order from the Court and all other applicable waivers and consents required, including the Investment Canada Act Approval, all in accordance with the terms of the Arrangement Agreement.

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See "The Arrangement Agreement – Conditions Precedent to the Arrangement".

Q: What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A: If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. If this occurs, Aurizon will continue to carry on its business operations in the normal and usual course. See "Risk Factors Related to the Arrangement". In certain termination circumstances, Aurizon will be required to pay to Hecla the Termination Fee in the amount of $27.2 million or reimburse Hecla for all fees, costs and expenses incurred in connection with the Arrangement up to a maximum of $8 million.

See "The Arrangement Agreement — Expenses Reimbursement and Termination Fees".

Q: What do I need to do now in order to vote at the Meeting?

A: You should carefully read and consider the information contained in this Circular. Registered Aurizon Securityholders should then complete, sign and date the enclosed form of proxy and return the applicable form in the enclosed return envelope or by facsimile as indicated in the Notice of Meeting as soon as possible so that your Aurizon Shares and Aurizon Options may be represented at the Meeting. To be eligible for voting at the Meeting, the form of proxy must be returned by mail or by facsimile to the Depositary not later than 4:00 p.m. (Toronto time) on May 7, 2013, or if the Meeting is adjourned or postponed, prior to 4:00 p.m. (Toronto time) on the day (other than a Saturday, Sunday or any other holiday in Toronto, Ontario) preceding the date to which the Meeting is adjourned or postponed.

See "General Proxy Information – Proxy Voting" and "General Proxy Information – Appointment and Revocation of Proxies".

Q: If my Aurizon Shares are held in street name by my broker, will my broker vote my Aurizon Shares for me?

A: A broker will vote the Aurizon Shares held by you only if you provide instructions to your broker on how to vote. Without instructions, those Aurizon Shares will not be voted. Beneficial Shareholders should instruct their brokers to vote their Aurizon Shares by following the directions provided to them by their brokers. Unless your broker gives you its proxy to vote the Aurizon Shares at the Meeting, you cannot vote your Aurizon Shares at the Meeting.

See "General Proxy Information — Advice to Beneficial Holders of Aurizon Shares".

Q: Should I send in my Letter of Transmittal and Election Form and Aurizon Share certificates?

A: Yes. It is recommended that all Registered Shareholders complete, sign and return the Letter of Transmittal and Election Form with accompanying Aurizon Share certificate(s) to the Depositary as soon as possible. To make a valid election as to the Consideration that you wish to receive under the Arrangement (subject to pro-ration), you must sign and return the Letter of Transmittal and Election Form and return it with accompanying Aurizon Share certificate(s) to the Depositary prior to the Election Deadline. If you fail to make a specific election by the Election Deadline, or the Depositary determines that your election was not properly made with respect to any Aurizon Shares, you will be deemed to have elected to receive the Share Consideration in respect of each Aurizon Share, including the Aurizon Shares issued in satisfaction of the Option Consideration, subject to pro-ration.

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Aurizon Shareholders whose Aurizon Shares are registered in the name of a broker, investment dealer, bank, trust company, trustee or other nominee should contact that nominee for assistance in depositing their Aurizon Shares and should follow the instructions of such nominee in order to make their election and deposit their Aurizon Shares.

See "The Arrangement — Election Procedure and Pro-ration".

Q: Should I send in my proxy now?

A: Yes. To ensure the Arrangement Resolution is passed, you should complete and submit the applicable enclosed form of proxy or, if applicable, provide your broker with voting instructions.

See "General Proxy Information — Proxy Voting".

Q. When will I receive the Consideration payable to me under the Arrangement for my Aurizon Shares?

A. You will receive the Consideration due to you under the Arrangement promptly after the Arrangement Resolution is approved, Court and other approvals have been obtained, the Arrangement becomes effective and your Letter of Transmittal and Election Form and Aurizon Share certificate(s) and all other required documents are properly completed and received by the Depositary.

See "The Arrangement — Exchange Procedure".

Q. What happens if I send in my Aurizon Share certificates and the Arrangement Resolution is not approved or the Arrangement is not completed?

A. If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your Aurizon Share certificates will be returned promptly to you by the Depositary.

Q: Can I revoke my proxy after I have voted by proxy?

A: Yes. An Aurizon Securityholder executing the enclosed form of proxy has the right to revoke it under the BCBCA. An Aurizon Securityholder may revoke a proxy by depositing an instrument in writing executed by him or her, or by his or her attorney authorized in writing, at the registered office of Aurizon at any time up to and including the last day (other than a Saturday, Sunday or other holiday in Vancouver, British Columbia) preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting prior to the Meeting, or any adjournment thereof, or in any other manner permitted by law.

Q: Who can help answer my questions?

A: Aurizon Securityholders who would like additional copies, without charge, of this Circular or have additional questions about the Arrangement, including the procedures for voting Aurizon Shares and Aurizon Options, should contact their broker or Georgeson Shareholder Communications Canada Inc. ("Georgeson") toll free at one of the numbers below. In addition, Georgeson is available to answer any questions you might have in respect of the information contained in this Circular.

Interested Aurizon Securityholders may contact Georgeson by calling toll free in North America at 1-888-605-7616, calling collect from outside North America at 1-781-575-2422, or by email at askus@georgeson.com.

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SUMMARY OF CIRCULAR

This Summary should be read together with and is qualified in its entirety by the more detailed information and financial data and statements contained elsewhere in this Circular, including the appendices hereto and documents incorporated into this Circular by reference. Capitalized terms in this Summary have the meanings set out in the Glossary of Terms or as set out in this Summary. The full text of the Arrangement Agreement may be viewed on SEDAR at www.sedar.com or on EDGAR at www.sec.gov under filings made by Aurizon.

The Meeting

Date, Time and Place of Meeting

The Meeting will be held on May 9, 2013 at 1:00 p.m. (Vancouver time) at The Vancouver Club, in the University Room, 3rd Floor, 915 West Hastings Street, Vancouver, BC, V6C 1C6.

The Record Date

The record date for determining the Aurizon Securityholders entitled to receive notice of and to vote at the Meeting is April 1, 2013. Only Aurizon Securityholders of record as of the close of business (Vancouver time) on the Record Date are entitled to receive notice of and to vote at the Meeting.

Purpose of the Meeting

At the Meeting, Aurizon will ask the Aurizon Securityholders to consider and, if deemed advisable, pass, with or without variation, the Arrangement Resolution to approve the Arrangement.

Effects of the Arrangement

If the Arrangement is completed, (i) Acquireco will acquire all of the Aurizon Shares in exchange for a combination of cash and Hecla Shares to be issued to the Aurizon Securityholders, and (ii) Aurizon will amalgamate with Acquireco to form one corporate entity ("Amalco") under Section 288 of the BCBCA. Upon completion of the Arrangement, Amalco will be a wholly-owned subsidiary of Hecla.

Aurizon Securityholder Approval

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by (i) Aurizon Shareholders voting as a single class, and (ii) Aurizon Securityholders voting together as a single class, in each case present in person or represented by proxy at the Meeting. In the case of the approval described in (i), this will be determined by a separate tabulation of the votes cast by all Aurizon Securityholders that cast votes, including the votes cast by Aurizon Optionholders.

The Arrangement Resolution must be passed in order for Aurizon to seek the Final Order and implement the Arrangement on the Effective Date.

See "The Arrangement – Securityholder and Court Approvals".

The Arrangement

If approved, the Arrangement will become effective at the Effective Time (which is expected to be at 12:01 a.m. (Vancouver time) on the Effective Date, which is expected to be in the second quarter of 2013. At the Effective Time, the following shall be deemed to occur sequentially in the following order:

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  each outstanding Aurizon Option will be deemed to be fully vested and transferred and disposed of by the holder thereof to Aurizon and cancelled in exchange for the Option Consideration and the Aurizon Stock Option Plans will be terminated;
  each outstanding RSU will be cancelled in exchange for a cash payment by Aurizon equal to the amount of the Cash Consideration per RSU, less any amounts withheld for tax purposes, and the RSU Plan will be cancelled;
  following the resignation by, or removal of, an Aurizon DSU Holder as a director of Aurizon, all of the outstanding DSUs will be cancelled in exchange for a cash payment by Aurizon equal to the amount of the Cash Consideration per DSU, less any amounts withheld for tax purposes;
  each Aurizon Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof to Acquireco and Acquireco shall thereupon be obliged to pay the amount therefor determined and payable in accordance with the Plan of Arrangement. See "Rights of Dissenting Shareholders";
  Hecla will subscribe for common shares of Acquireco at a price of $1.00 per share that results in an aggregate subscription price equal to the fair market value of the Share Consideration to be delivered to the former Aurizon Securityholders pursuant to the Plan of Arrangement, with such subscription price being satisfied by Hecla as described in the Plan of Arrangement;
  any former Aurizon Securityholder who has not duly and validly completed a Letter of Transmittal and Election Form by the Election Deadline will be deemed to have elected to receive Share Consideration for his or her Aurizon Shares, including, without limitation, the Aurizon Shares issued in satisfaction of the Option Consideration;
  each issued Aurizon Share held by a former Aurizon Shareholder (other than Hecla, any subsidiary of Hecla or a Dissenting Shareholder) including, without limitation, the Aurizon Shares issued in satisfaction of the Option Consideration shall be transferred to Acquireco and each such former Aurizon Securityholder shall be entitled to receive, in exchange therefor and subject to withholding rights and pro-ration as described below under the heading "Summary of Circular - Pro-ration", consideration comprised of, in accordance with the election or deemed election of such former Aurizon Securityholder:
a.	Cash Consideration - $4.75 for each Aurizon Share held; or
b.	Share Consideration - 0.9953 of a Hecla Share for each Aurizon Share held; or
c.	a combination of the foregoing (assuming that all Aurizon Shareholders at the Effective Time, elect (or are deemed to have elected) to receive either cash or Hecla Shares, the Consideration will be fully pro-rated with each Aurizon Shareholder being entitled to receive $3.11 in cash and 0.3446 of a Hecla Share for each Aurizon Share);

See "Summary of Circular – Election Procedure and Pro-ration"

  Acquireco will be deemed to have directed Hecla to deliver the Share Consideration to each former Aurizon Securityholder on behalf of Acquireco in full satisfaction of Acquireco’s obligation to deliver the Share Consideration to such former Aurizon Securityholders;
  each Aurizon Share held by Hecla will be transferred to Acquireco in consideration of the issue by Acquireco to Hecla of one common share of Acquireco for each Aurizon Common Share so transferred; and
  Aurizon and Acquireco will amalgamate to form Amalco.
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See "The Arrangement – Description of the Arrangement".

Special Committee

The Special Committee of directors appointed by the Aurizon Board was formed to, among other things, consider any unsolicited take-over bid or other offer to acquire the Company, including the Arrangement and to make recommendations to the Aurizon Board with respect to any such proposed transaction. After careful consideration, including a thorough review of the Arrangement Agreement and the CIBC Fairness Opinion, as well as a thorough review of other matters, and consultation with its financial and legal advisors, the Special Committee unanimously concluded that the Arrangement is fair to the Aurizon Securityholders, in the best interests of Aurizon and the Aurizon Board should approve the Arrangement Agreement.

See "The Arrangement – Special Committee" and "The Arrangement – Opinions of Financial Advisors".

Recommendation of the Aurizon Board

After careful consideration, including a thorough review of the Arrangement Agreement and the Scotia Capital Fairness Opinion, as well as a thorough review of other matters, including those discussed below, and on the unanimous recommendation of the Special Committee, the Aurizon Board unanimously determined that the Consideration under the Arrangement is fair to Aurizon Securityholders (other than Hecla and affiliates), and that the Arrangement is in the best interests of Aurizon. Accordingly, the Aurizon Board unanimously approved the Arrangement and unanimously recommends that Aurizon Securityholders vote FOR the Arrangement Resolution.

See "The Arrangement – Recommendation of the Aurizon Board".

Reasons for the Recommendation

The Aurizon Board believes that the Arrangement is fair to Aurizon Securityholders and in the best interests of Aurizon. Accordingly, the Aurizon Board unanimously approved the Arrangement and recommends that Aurizon Securityholders vote their Aurizon Shares and Aurizon Options in favour of the Arrangement Resolution.

In reaching its conclusion that the Arrangement is fair to Aurizon Securityholders, is in the best interest of Aurizon and in making its recommendation, the Aurizon Board considered and relied upon a number of factors, including:

  The Arrangement arose out of a rigorous process conducted by Aurizon to seek value-maximizing alternatives to the Alamos Offer.
  The consideration of $4.75 or 0.9953 of a Hecla Share or a combination of both to be received by Shareholders pursuant to the Arrangement Agreement represents a 40% premium to the closing price of the Aurizon Shares on the TSX on the last trading day prior to the announcement of the Alamos Offer, assuming full pro-ration.
  The Arrangement provides a maximum Cash Consideration of approximately $513.6 million, 68% higher than the maximum $305 million cash that was available under the Alamos Offer.
  The Scotia Capital Fairness Opinion, which concluded that the consideration offered to Aurizon Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to Aurizon Shareholders other than Hecla and affiliates. See "The Arrangement – Opinions of Financial Advisors" and Appendix C - "Scotia Capital Fairness Opinion".
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  Each director and senior officer of Aurizon has entered into a Voting Agreement with Hecla pursuant to which, and subject to the terms thereof, they have agreed to vote their Aurizon Securities in favour of the Arrangement Resolution. See "The Arrangement - Voting Agreements".
  Aurizon Shareholders who receive Hecla Shares under the Arrangement will be provided with an opportunity to participate in a North American precious metals producer with operating mines in Alaska and Idaho and exploration and pre-development properties in four silver mining districts in the U.S. and Mexico.
  Historical market prices and trading information with respect to the Aurizon Shares and the Hecla Shares.
  Information regarding the business, operations, property, assets, financial performance and condition, operating results and prospects of Aurizon, Hecla and the Combined Company.
  The terms of the Arrangement Agreement, which permit the Aurizon Board to consider and respond to a Superior Proposal subject to the payment of the Termination Fee to Hecla in certain circumstances.
  The requirement that the Arrangement Resolution be passed by at least two-thirds of the votes cast at the Meeting in person or by proxy by (i) Aurizon Shareholders voting as a single class, and (ii) Aurizon Shareholders and Aurizon Optionholders voting together as a single class.
  The procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which the fairness of the Arrangement to Aurizon Securityholders will be considered.
  The availability of rights of dissent to the Registered Shareholders with respect to the Arrangement.
  The Board and the Special Committee, with the assistance of their respective legal advisors and the Financial Advisors, examined a variety of strategic alternatives with a view to the best interests of Aurizon. The Arrangement represents the best alternative available to Aurizon and the Aurizon Securityholders.
  The Arrangement is not subject to any financing condition.
  The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of the Special Committee and its legal counsel and financial advisor, and are reasonable in the judgment of the Special Committee.
  The Arrangement is for 100% of the Aurizon Shares and, under the Plan of Arrangement, all Aurizon Shareholders are treated identically and no Aurizon Shareholder receives any "collateral benefit" as defined in MI 61-101.

The Aurizon Board also considered a number of potential issues regarding and risks resulting from the Arrangement, including:

  The risks to Aurizon if the Arrangement is not completed, including the costs to Aurizon in pursuing the Arrangement and the further diversion of the Company’s management from the conduct of Aurizon’s business in the ordinary course.
  The terms of the Arrangement Agreement in respect of restricting Aurizon from soliciting third parties to make an Acquisition Proposal and the specific requirements regarding what constitutes a Superior Proposal.
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  The Termination Fee payable to Hecla in certain circumstances, including if Aurizon enters into an agreement in respect of a Superior Proposal to acquire Aurizon.
  The conditions to Hecla’s obligations to complete the Arrangement, including (a) that no person or group of persons acting jointly and in concert shall have acquired ownership of, or control or direction over Aurizon Shares which represent 33⅓% or more of the issued and outstanding Aurizon Shares, and (b) holders of no more than 21% of the issued and outstanding Aurizon Shares shall have exercised dissent rights.
  The right of Hecla to terminate the Arrangement Agreement under certain limited circumstances.
  The likelihood that the Arrangement will be completed, given the conditions and Investment Canada Act Approval necessary to complete the Arrangement.
  The business, operations, assets, financial performance and condition, operating results and prospects of Hecla, including the long-term expectations regarding Hecla’s operating performance.

See "The Arrangement – Reasons for the Recommendation". See also "The Arrangement – Special Committee", "The Arrangement – Opinions of Financial Advisors" and the financial statements of Hecla incorporated by reference into this Circular.

Voting Agreements

All of the directors and the senior officers of Aurizon (the "Locked-up Shareholders"), in aggregate holding approximately 1.07% of the Aurizon Shares and approximately 60.4% of the Aurizon Options (as of April 1, 2013), have entered into Voting Agreements with Hecla pursuant to which they have agreed, subject to the terms and conditions of the Voting Agreements, among other things:

(a)	to vote any Subject Shares or Subject Options held by them, or over which they have control or direction, as at the date of the Meeting, in favour of the Arrangement Resolution;
(b)	to vote at any meeting of Aurizon Shareholders or Aurizon Optionholders, any Subject Shares or Subject Options held by them, or over which they have control or direction, as at the date of such meeting, against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement; and
(c)	not to directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant any security interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Shares or Subject Options to any person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Subject Shares or Subject Options into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares or Subject Options, other than pursuant to its Voting Agreement.

Their respective obligations under the Voting Agreements may be terminated at any time upon the written agreement of Hecla and the Locked-up Shareholder, and will be terminated if the Arrangement Agreement is terminated in accordance with its terms.

See "The Arrangement – Voting Agreements".

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Opinions of Financial Advisors

Scotia Capital and CIBC were retained to render financial advisory services to the Aurizon Board and the Aurizon Special Committee, respectively, and provide opinions as to the fairness, from a financial point of view, of the Consideration to be received by Aurizon Shareholders pursuant to the Arrangement Agreement. The Financial Advisors have delivered the Fairness Opinions concluding that, as at the date thereof and subject to the assumptions, limitations and qualifications contained therein, the Consideration to be received by the Aurizon Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Aurizon Shareholders (other than Hecla and its affiliates). The full text of the Fairness Opinions, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinions, are attached as Appendices C (Scotia Capital Fairness Opinion) and D (CIBC Fairness Opinion) to this Circular. The summaries of the Fairness Opinions described in this Circular are qualified in their entirety by reference to the full text of the Fairness Opinions.

The Fairness Opinions are not a recommendation to any Aurizon Securityholder as to how to vote or act on any matter relating to the Arrangement. The Fairness Opinions were one of a number of factors taken into consideration by the Aurizon Board in making its unanimous determination to recommend that the Aurizon Securityholders vote in favour of the Arrangement Resolution. The Aurizon Board urges Aurizon Securityholders to read each of the Fairness Opinions carefully and in their entirety.

See "The Arrangement – Opinions of Financial Advisors" in this Circular and Appendices C and D.

Parties to the Arrangement

Aurizon is a company governed by the laws of the Province of British Columbia. The head office and registered and records office address of Aurizon is located at Suite 1120, Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The Aurizon Shares are listed for trading on the TSX under the symbol "ARZ", and on the NYSE MKT under the symbol "AZK".

Hecla is a company governed by the laws of Delaware. The registered and records office and the head office of Hecla is located at 6500 North Mineral Drive, Suite 200, Coeur d'Alene, Idaho, 83815-9408, United States. The Hecla Shares are listed for trading on the NYSE under the symbol "HL".

Acquireco is a corporation incorporated under the BCBCA and a wholly-owned subsidiary of Hecla. Acquireco was formed for the purpose of completing the Arrangement and has not carried on any business.

See "Information Concerning Hecla" and "Information Concerning the Combined Company" in this Circular for a description of Hecla and the Combined Company after giving effect to the Arrangement.

Letter of Transmittal and Election Form

A Letter of Transmittal and Election Form is being mailed, together with this Circular, to each person who was a Registered Shareholder or a registered Aurizon Optionholder on the Record Date. Each such Registered Shareholder or registered Aurizon Optionholder must forward a properly completed and signed Letter of Transmittal and Election Form, with accompanying Aurizon Share certificate(s), if applicable, in order to receive the Consideration to which such Aurizon Securityholder is entitled under the Arrangement. It is recommended that Registered Shareholders and registered Aurizon Optionholders complete, sign and return the Letter of Transmittal and Election Form, with accompanying Aurizon Share certificate(s), if applicable, to the Depositary as soon as possible.

Aurizon Shareholders whose Aurizon Shares are registered in the name of a broker, investment dealer, bank, trust company, trustee or other nominee should contact that nominee for assistance in depositing their Aurizon Shares and should follow the instructions of such nominee in order to make their election and deposit their Aurizon Shares.

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See "The Arrangement — Letter of Transmittal and Election Form" and "The Arrangement — Election Procedure and Pro-ration".

Election Procedure and Pro-ration

Elections and Procedure

Each registered Aurizon Securityholder will have the right, prior to 4:00 p.m. (Toronto time) on May 7, 2013 (the "Initial Election Date"), or, if Aurizon and Hecla determine that the Effective Date is not reasonably likely to occur by the tenth Business Day after the Initial Election Date, a date (the "New Election Date") which Aurizon and Hecla expect to be not more than ten Business Days before the Effective Date, to elect in the Letter of Transmittal and Election Form delivered to the Depositary to receive the Consideration set out below, including the Consideration payable to Aurizon Shareholders for the Aurizon Shares they may receive as Option Consideration. If a New Election Date is determined, notice of the New Election Date will be published. To make a valid election as to the Consideration that you wish to receive under the Arrangement (subject to pro-ration), you must sign and return the Letter of Transmittal and Election Form and return it with accompanying Aurizon Share certificate(s), if applicable, to the Depositary prior to the Election Deadline.

The determination of the Depositary as to whether elections have been properly made or revoked and when elections and revocations were received by it will be binding. AURIZON SECURITYHOLDERS WHO DO NOT MAKE A SPECIFIC ELECTION PRIOR TO THE ELECTION DEADLINE, OR FOR WHOM THE DEPOSITARY DETERMINES THAT THEIR ELECTION WAS NOT PROPERLY MADE WITH RESPECT TO ANY AURIZON SHARES, WILL BE DEEMED TO HAVE ELECTED TO RECEIVE THE SHARE CONSIDERATION IN RESPECT OF EACH AURIZON SHARE, INCLUDING THE AURIZON SHARES ISSUED IN SATISFACTION OF THE OPTION CONSIDERATION, SUBJECT TO PRO-RATION AS DESCRIBED BELOW. The Depositary may, with the mutual agreement of Aurizon and Hecla, make such rules as are consistent with the Arrangement for the implementation of the elections contemplated by the Arrangement and as are necessary or desirable to fully effect such elections.

Pro-ration

Each Aurizon Shareholder at the Effective Time, which will include Aurizon Optionholders that receive Aurizon Shares as satisfaction of the Option Consideration, may elect in accordance with the holder's Letter of Transmittal and Election Form, or be deemed to have elected to receive: (i) Cash Consideration; or (ii) Share Consideration; or (iii) a combination of Cash Consideration and Share Consideration, provided that: (a) the maximum aggregate amount of Cash Consideration to be paid to Aurizon Shareholders is approximately $513.6 million (the "Maximum Cash") and the maximum aggregate number of Hecla Shares that may be received by Aurizon Shareholders is 57 million (the "Maximum Shares"). Assuming that all Aurizon Shareholders elect to receive either cash or Hecla Shares, the Consideration will be fully pro-rated with each Aurizon Shareholder being entitled to receive $3.11 in cash and 0.3446 of a Hecla Share for each Aurizon Share.

In the event that, based on the elections of Aurizon Securityholders, the aggregate amount of the Cash Consideration that would be paid to Aurizon Securityholders exceeds the Maximum Cash, then the Cash Consideration to be paid to any Aurizon Securityholder who has elected or is deemed to have elected to receive Cash Consideration shall be determined by multiplying the total amount of Cash Consideration otherwise payable to such holder by a fraction, rounded to six decimal places, the numerator of which is the Maximum Cash and the denominator of which is the aggregate amount of Cash Consideration otherwise payable to all Aurizon Securityholders who have so elected (or are deemed to have elected), and such Aurizon Securityholder will be deemed to have elected to receive Share Consideration for the remainder of their Aurizon Shares, for which they would otherwise have received Cash Consideration.

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In the event that, based on the elections of Aurizon Securityholders, the aggregate number of Hecla Shares that would be issuable to Aurizon Securityholders exceeds the Maximum Shares, then the number of Hecla Shares issuable to any Aurizon Securityholder shall, subject to rounding in accordance with the Plan of Arrangement, be determined by multiplying the total number of Hecla Shares otherwise issuable to such Aurizon Securityholder by a fraction, rounded to six decimal places, the numerator of which is the Maximum Shares and the denominator of which is the aggregate number of Hecla Shares otherwise issuable to all Aurizon Securityholders who have so elected (or are deemed to have so elected), and such Aurizon Securityholder shall be deemed to have elected to receive Cash Consideration for the remainder of their Aurizon Shares for which such Aurizon Securityholder would, but for this clause, have received Hecla Shares.

Court Approval of the Arrangement

The Arrangement requires approval by the Court under section 288 of the BCBCA. On April 10, 2013, Aurizon obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters and filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Hearing of Petition are attached as Appendices E and F, respectively, to this Circular.

The Court hearing in respect of the Final Order is expected to take place at 9:45 a.m. (Vancouver time), on May 10, 2013, or as soon thereafter as counsel for Aurizon may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the Hecla Shares issued pursuant to the Arrangement will not be registered under the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption and that the Final Order will constitute the basis for such exemption.

Under the terms of the Interim Order, each Aurizon Securityholder, as well as creditors of Aurizon, will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving Aurizon at the address set out below, on or before 4:00 p.m. (Vancouver time) on May 8, 2013, a Response to Petition ("Response"), including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application. The Response and supporting materials must be delivered, within the time specified, to Aurizon at the following address:

Blake, Cassels & Graydon LLP
595 Burrard Street
P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver, B.C. V7X 1L3
Attention: Sean Boyle

Aurizon Securityholders who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements.

See "The Arrangement – Securityholder and Court Approvals".

Cancellation of Rights after Six Years

To the extent that a former Aurizon Securityholder has not complied with the provisions of the Arrangement described above under the heading "Election Procedure and Pro-ration", on or before the date that is six years after the Effective Date, then the Cash Consideration which such former Aurizon Securityholder was entitled to receive will be returned to Hecla and the Share Consideration that such former Aurizon Securityholder was entitled to receive will be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Share Consideration will be delivered to Hecla by the Depositary and the interest of the former Aurizon Securityholder in such Cash Consideration and/or Share Consideration to which it was entitled will be terminated on the date that is six years after the Effective Date.

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Interests of Certain Persons in the Arrangement

In considering the recommendation of the Aurizon Board, Aurizon Securityholders should be aware that members of the Aurizon Board and the executive officers of Aurizon have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Aurizon Shareholders generally.

All benefits received, or to be received, by directors or executive officers of Aurizon as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Aurizon or the Combined Company. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for Aurizon Shares, nor is it, or will it be, conditional on the person supporting the Arrangement.

See "The Arrangement – Interests of Directors and Executive Officers of Aurizon in the Arrangement".

The Arrangement Agreement

The Arrangement Agreement provides for the Arrangement and matters related thereto. Under the Arrangement Agreement, Aurizon has agreed to, among other things, call the Meeting to seek approval of the Arrangement Resolution by the Aurizon Securityholders and, if approved, apply to the Court for the Final Order.

See "The Arrangement Agreement."

Fractional Interest

No fractional Hecla Shares shall be issued to former Aurizon Securityholders. The number of Hecla Shares to be issued to former Aurizon Securityholders will be rounded up to the nearest whole Hecla Share in the event that a former Aurizon Securityholder is entitled to a fractional share representing 0.5 or more of a Hecla Share and shall be rounded down to the nearest whole Hecla Share in the event that a former Aurizon Securityholder is entitled to a fractional share representing less than 0.5 of a Hecla Share.

The aggregate Cash Consideration payable to a former Aurizon Securityholder, Aurizon DSU Holder or Aurizon RSU Holder will be rounded up to the next whole five cent increment.

See "The Arrangement – Fractional Interest".

Rights of Dissent

Registered Shareholders have Dissent Rights with respect to the Arrangement. Any Registered Shareholder who dissents from the Arrangement Resolution in accordance with Sections 237 to 247 of the BCBCA, as amended by the Plan of Arrangement, the Interim Order and the Final Order, will be entitled to be paid by Aurizon the fair value of the Aurizon Shares held by the Aurizon Shareholder, determined as at the point in time immediately before the Arrangement Resolution is approved by the Aurizon Securityholders. The Dissent Rights must be strictly complied with in order for a Registered Shareholder to receive cash representing the fair value of Aurizon Shares held.

To exercise the Dissent Rights a written notice of objection to the Arrangement Resolution must be received by Aurizon, c/o Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, B.C. V7X 1L3 Attention: Sean Boyle by 1:00 p.m. (Vancouver time) on May 7, 2013, or two days prior to any adjournment of the Meeting.

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See "Rights of Dissenting Shareholders" in this Circular.

Income Tax Considerations

Aurizon Securityholders should consult their own tax advisors about the applicable Canadian or United States federal, provincial, state and local tax consequences of the Arrangement.

See "Canadian Federal Income Tax Considerations" and "United States Federal Income Tax Considerations".

Canadian Securities Laws

Qualification and Resale of Hecla Shares

The Hecla Shares to be issued in exchange for Aurizon Shares pursuant to the Arrangement will be issued in reliance upon exemptions from the prospectus and registration requirements of securities legislation in each province and territory of Canada. Subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares that constitute "control distributions", Hecla Shares issued pursuant to the Arrangement may be resold in each province and territory in Canada, subject in certain circumstances to the usual conditions that no unusual effort has been made to prepare the market or create demand for such Hecla Shares.

Ongoing Canadian Reporting Obligations

Aurizon is a reporting issuer (or the equivalent) in all of the provinces of Canada. The Aurizon Shares currently trade on the TSX. After the Arrangement, Hecla intends to delist the Aurizon Shares from the TSX, and Hecla will apply to the applicable Canadian securities regulators to have Aurizon cease to be a reporting issuer.

See "Securities Law Matters – Canadian Securities Laws".

U.S. Securities Laws

Issuance and Resale of Hecla Shares

The securities to be issued and distributed in connection with the Arrangement to Aurizon Securityholders are not required to be, and will not be, registered under the U.S. Securities Act. Such securities will be issued and distributed in reliance upon the Section 3(a)(10) Exemption. Except with respect to holders of Hecla Shares who were affiliates of Hecla within 90 days prior to the Effective Date of the Arrangement or are affiliates of Hecla after the Effective Date of the Arrangement, the Hecla Shares to be issued pursuant to the Arrangement will not be subject to resale restrictions under the U.S. Securities Act.

Ongoing United States Reporting Obligations

Aurizon is subject to the periodic reporting requirements of the U.S. Exchange Act, and Aurizon Shares currently trade on the NYSE MKT. After the Arrangement, Hecla intends to delist the Aurizon Shares from the NYSE MKT, and Aurizon will cease to be subject to the reporting requirements of the U.S. Exchange Act.

See "Securities Law Matters – U.S. Securities Laws".

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Selected Unaudited Pro Forma Financial Information

The following selected unaudited pro forma condensed combined financial information is based on the assumptions described in the notes to the unaudited pro forma condensed combined financial statements of Hecla, attached as Appendix I to this Circular. The pro forma condensed combined balance sheet as at December 31, 2012 and the pro forma condensed combined statement of operations for the year ended December 31, 2012 gives effect to the Hecla Note Issue and the Arrangement as if the Arrangement had been completed on December 31, 2012. The pro forma condensed combined statement of operations for the year ended December 31, 2012 give effect to the Hecla Note Issue and the Arrangement as if the Arrangement had been completed on January 1, 2012. The unaudited pro forma condensed combined financial statements do not purport to project Hecla’s consolidated financial position or results of operations for any future period.

The unaudited pro forma condensed combined financial statements are based on certain assumptions and adjustments. The selected unaudited pro forma condensed combined financial information set out below should be read in conjunction with the description of the Arrangement contained in this Circular, Hecla and Aurizon's historical consolidated financial statements and the unaudited pro forma condensed combined financial statements attached to this Circular as Appendix I.

The unaudited pro forma condensed combined financial statements have been prepared using Hecla’s accounting policies in accordance with U.S. Generally Accepted Accounting Principles, which differ in certain material respects from Aurizon’s accounting policies which are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Figures expressed in thousands of (except per share data) U.S. dollars)

Pro Forma Statement of Operations Data (Unaudited) for the Year Ended December 31, 2012
Sales of products……………………………………………………………………….………………..………………………………	544,746
Income from operations……………………………………………………………………….……………………….……………	80,714
Net income…………………………………………………………………………………………………………………….……………	21,265

Basic and diluted income per common share after preferred stock dividends………………..……………	0.06

Pro Forma Balance Sheet Data (Unaudited) as of December 31, 2012
Cash and cash equivalents…………………………………………………………………………………..…………….…………	331,712
Total current assets…………………………………………………………………………………………………………….…………	469,011
Total assets……………………………………………………………………………………………………………………………………	2,457,773

Total current liabilities……………………………………………………………………………………………………………………	126,765
Long-term debt and capital leases………………………………………………………………...………….……………………	511,935
Total liabilities…………………………………………………………………………………………………………………..……………	1,084,955
Total shareholders' equity………………………………………………………………………………………………..……………	1,372,818

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general proxy information

Date, Time and Place of Meeting

The Meeting will be held on May 9, 2013 at 1:00 p.m. (Vancouver time) at The Vancouver Club, in the University Room, 3rd Floor, 915 West Hastings Street, Vancouver, BC, V6C 1C6.

Solicitation of Proxies

Aurizon will conduct its solicitation by mail and officers and employees of Aurizon may, without receiving special compensation, also telephone or make other personal contact. Pursuant to the terms of the Arrangement Agreement, Aurizon has agreed to permit Hecla to, on behalf of management of Aurizon, directly or through a soliciting dealer, actively solicit proxies in favour of the Arrangement Resolution in compliance with applicable laws. In addition, Aurizon has retained the services of Georgeson to assist with Aurizon's shareholder communication and solicitation of proxies. In connection with these services, Georgeson will receive a fee of $20,000 plus a per call fee for retail shareholder calls and will be reimbursed for its reasonable out-of-pocket expenses. Interested shareholders of Aurizon may contact Georgeson at Toll Free (North America): 1-888-605-7616 or Outside North America Call Collect: 1-781-575-2422 or Email: askus@georgeson.com. Aurizon will pay the cost of solicitation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors or officers of Aurizon. An Aurizon Securityholder has the right to appoint a person (who need not be an Aurizon Securityholder) to represent them at the Meeting as an alternative to the the persons designated in the form of proxy provided by Aurizon. To exercise this right, the Aurizon Securityholder should strike out the name of the management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy.

In order to be effective, a proxy must be deposited at the office of Aurizon's registrar and transfer agent, Computershare Trust Company of Canada ("Computershare"), no later than 4:00 p.m. (Toronto time) on May 7, 2013 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting.

Registered Aurizon Securityholders electing to submit a proxy may do so by choosing one of the following methods:

(a)	complete, date and sign the proxy and return it to Computershare, by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail to Computershare Trust Company of Canada, Proxy Dept., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or
(b)	use a touch-tone phone to transmit voting choices to the toll free number given in the proxy. Registered Aurizon Securityholders who choose this option must follow the instructions of the voice response system and refer to the proxy for the toll free number and control number; or
(c)	log on to the internet at Computershare’s website, www.investorvote.com. Registered Aurizon Securityholders must follow the instructions given on the website and must refer to the proxy for the control number.

Any Aurizon Securityholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered Aurizon Securityholder, his attorney authorized in writing or, if the registered Aurizon Securityholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of Aurizon, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered Aurizon Securityholders have the right to revoke a proxy. Non-registered holders who wish to revoke their proxy must arrange for their respective intermediaries to revoke the proxy on their behalf in accordance with any requirements of the intermediaries.

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Proxy Voting

All Aurizon Shares and Aurizon Options represented at the Meeting by properly completed and executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the proxy, Aurizon Shares and Aurizon Options represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the applicable printed forms of proxy will vote FOR all of the matters set out thereon. If any other business or amendments or variations to matters identified in the Notice of Meeting properly come before the Meeting, then discretionary authority is conferred upon the persons appointed in the proxy to vote in the manner they see fit.

Advice to Beneficial Holders of Aurizon Shares

The information set forth in this section is of significant importance to many Aurizon Shareholders, as a substantial number of Aurizon Shareholders do not hold Aurizon Shares in their own names. Beneficial Shareholders should note that only proxies deposited by Aurizon Shareholders whose names appear on the records of Aurizon as the registered holders of Aurizon Shares can be recognized and acted upon at the Meeting. If Aurizon Shares are listed in an account statement provided to an Aurizon Shareholder by a broker, then in almost all cases those Aurizon Shares will not be registered in the Aurizon Shareholder’s name on the records of Aurizon. Such Aurizon Shares will more likely be registered under the name of the Aurizon Shareholder’s broker or an agent of that broker. In Canada, the majority of such Aurizon Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which acts as nominee for many Canadian brokerage firms). Aurizon Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Aurizon Shares for the broker’s clients. The directors and officers of Aurizon do not know for whose benefit the Aurizon Shares registered in the name of CDS & Co. or of other brokers/agents are held. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Aurizon Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Aurizon Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Aurizon Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Corporation ("Broadridge"). Broadridge typically mails a scannable voting instruction form instead of the form of proxy. The Beneficial Shareholder is asked to complete the voting instruction form and return it to Broadridge by mail or facsimile. Alternatively, the Beneficial Shareholder may call a toll-free number or complete a voting instruction form online to vote the Aurizon Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Aurizon Shares to be represented at the applicable meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Aurizon Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Aurizon Shares voted.

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Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Aurizon Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the Aurizon Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Aurizon Shares as proxyholders for Registered Shareholders should enter their own names in the blank spaces on the instruments of proxy or voting instruction form provided to them and return the same to their brokers (or the brokers’ agents) in accordance with the instructions provided by such brokers (or agents), well in advance of the Meeting.

Quorum

A quorum for the Meeting is two Aurizon Shareholders present or represented by proxy at the Meeting.

Principal Holders of Aurizon Shares

As at April 1, 2013, Aurizon had 164,665,627 Aurizon Shares issued and outstanding. Each Aurizon Share outstanding on the Record Date carries the right to one vote.

To the knowledge of the directors and executive officers of Aurizon, except as set forth below, no person, as of the date of this Circular, beneficially owned, directly or indirectly, or exercised control or direction over, Aurizon Shares carrying more than 10% of the voting rights attached to all issued Aurizon Shares (based on information available to Aurizon at the date of this Circular).

Name	Number of Common Shares Beneficially Owned Controlled or Directed (Directly or Indirectly)	Percentage of Issued and Outstanding Common Shares as of April 10, 2013
Alamos Gold Inc.	26,507,283	16.1%

THE ARRANGEMENT

Background to the Arrangement

On the evening of Sunday, January 13, 2013, Alamos delivered to Aurizon a letter stating that Alamos would be making the Alamos Offer at 6:00 a.m. Eastern Time the following morning.

The intention to make the Alamos Offer was announced by Alamos by way of press release prior to the opening of the TSX on January 14, 2013.

On January 14, 2013, Aurizon issued a press release noting Alamos’ announcement and that Aurizon was in the process of reviewing and evaluating the Alamos Offer and expected that a special committee of the Aurizon Board would be appointed.

On January 15, 2013, the Aurizon Board appointed the Special Committee with a mandate that included the review and evaluation of the Alamos Offer. The Special Committee is comprised of George Brack (Chairman), Sargent Berner, Louis Dionne and Andre Falzon. The Special Committee met on January 15, 2013 to review the Alamos Offer and to discuss procedural matters. On January 18, 2013, the Company issued a news release announcing that it had appointed Scotia Capital as financial advisor and DuMoulin Black LLP and Blake, Cassels & Graydon LLP as legal counsel to assist in responding to the Alamos Offer. The Company also announced that it had appointed the Special Committee, the Special Committee had appointed CIBC as its financial advisor and Blake, Cassels & Graydon LLP was also providing advice to the Special Committee.

On January 20, 2013, the Special Committee met to receive presentations from its legal and financial advisors regarding the discharge by the Special Committee of its duties in respect of the Alamos Offer.

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On January 22, 2013, the Special Committee met and after careful consideration, including a thorough review of the Alamos Offer, the Alamos Circular, and after receiving the verbal opinion of CIBC as to the inadequacy of the Alamos Offer, as well as a thorough review of other matters, including matters discussed elsewhere in the Aurizon Directors’ Circular, and taking into account the best interests of Aurizon and the impact on Aurizon’s stakeholders, and consultation with its financial and legal advisors, the Special Committee unanimously concluded that the Alamos Offer is financially inadequate and not in the best interests of Aurizon and that the Aurizon Board should recommend that Aurizon Shareholders reject the Alamos Offer and not tender their Aurizon Shares to the Alamos Offer.

On January 22, 2013, the Aurizon Board met and after careful consideration, including a thorough review of the Alamos Offer and the Alamos Circular, and after receiving the recommendation of the Special Committee and the verbal opinion of Scotia Capital as to the financial inadequacy of the Alamos Offer, as well as a thorough review of other matters, including Aurizon’s continuing pursuit of strategic alternatives and other matters discussed in the Aurizon Directors’ Circular, and taking into account the best interests of Aurizon and the impact on Aurizon’s stakeholders, and consultation with its financial and legal advisors, the Aurizon Board unanimously determined that the Alamos Offer is financially inadequate and not in the best interests of Aurizon and to recommend that Aurizon Shareholders reject the Alamos Offer and not tender their Aurizon Shares to the Alamos Offer. At the same Aurizon Board meeting, the Aurizon Board adopted the Aurizon Shareholder Rights Plan.

On January 23, 2013, Aurizon announced the Aurizon Board's recommendation that Aurizon Shareholders reject the Alamos Offer, the filing of the Aurizon Directors' Circular, the adoption of the Aurizon Shareholder Rights Plan and that Aurizon would hold a shareholders' meeting on March 7, 2013 to ratify the Aurizon Shareholder Rights Plan.

Following the commencement of the Alamos Offer, the Company established a data room to enable potential acquirors of the Company to access information regarding the Company and its business. Scotia Capital and CIBC commenced a sale process and contacted potential acquirors around the world to determine their interest in pursuing a transaction with Aurizon. Discussions ensued over the next several weeks with a number of third parties, including Hecla, who showed initial interest. During this time, eight confidentiality agreements, were entered into by the Company, including an agreement with Hecla effective as of January 24, 2013.

On January 24, 2013, Alamos announced that it would be applying to the British Columbia Securities Commission to have the Aurizon Shareholder Rights Plan cease-traded before the expiration of the Alamos Offer.

During the period from February 5, 2013 to February 27, 2013 site visits at one or more of the Company's projects were conducted with three interested parties. Also during that time, the Special Committee met formally on four occasions and members of the Special Committee met informally with management on an as-needed basis.

On February 12, 2013, Aurizon announced that a hearing before the British Columbia Securities Commission would be held on February 18, 2013 to consider the application filed by Alamos to cease trade the Aurizon Shareholder Rights Plan.

On February 18, 2013, Aurizon announced that the British Columbia Securities Commission had granted an order that was consented to by both Aurizon and Alamos that would allow the Aurizon Shareholder Rights Plan to continue to March 4, 2013, after which time it would be waived by Aurizon or cease traded.

On February 18, 2013, Alamos announced an extension of the expiry time of the Alamos Offer to March 5, 2013, unless further extended or withdrawn.

During the period from February 20, 2013 to March 3, 2013, Aurizon and Hecla exchanged drafts of, and negotiated the terms of, the Arrangement Agreement and the other related agreements, under which Hecla would acquire all of the issued and outstanding Aurizon Shares and Aurizon Shareholders would be entitled to elect to receive, in exchange for each Aurizon Share, CAD$4.75 per share or 0.9953 of a Hecla Share or a combination of both, subject in each case to pro-ration based on a maximum cash consideration of approximately $513.6 million and a maximum of 57 million Hecla Shares, the whole subject to a number of conditions, including Aurizon Securityholder Approval.

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On Sunday, March 3, 2013, the Special Committee met with CIBC and Blake, Cassels & Graydon LLP. The Special Committee was advised of the status of the Arrangement Agreement and related agreements. CIBC then gave its presentation on the process leading up to the Arrangement and the work undertaken, and methodology used, by CIBC for the purpose of the CIBC Fairness Opinion. Throughout the presentation, members of the Special Committee asked various questions to CIBC's representatives. At the end of the presentation, CIBC provided a verbal fairness opinion and confirmed that it would be able to deliver a written fairness opinion soon after the Arrangement Agreement was executed. After a detailed discussion relating to the risks and opportunities with respect to the Arrangement, the Special Committee unanimously determined:

•         that the Arrangement is in the best interests of Aurizon;

•         that the Arrangement is fair to the Aurizon Securityholders; and

•         to recommend to the Aurizon Board that it approve the Arrangement Agreement.

Immediately after the Special Committee meeting, the Aurizon Board met to consider the Arrangement Agreement and the Arrangement and Scotia Capital delivered their verbal opinion to the Aurizon Board that, subject to and based on the considerations, assumptions and limitations described, the consideration under the Hecla Arrangement was fair, from a financial point of view, to the Aurizon Shareholders other than Hecla (and its affiliates). Based upon the recommendation of the Special Committee and after consultation with its financial and legal advisors, the Aurizon Board:

•         unanimously determined that the Consideration to be received by the Aurizon Shareholders is fair for the Aurizon Shareholders;

•         unanimously determined that the Arrangement is in the best interests of Aurizon;

•         unanimously determined that the Arrangement is fair to the Aurizon Securityholders; and

•         approved the Arrangement Agreement and the Arrangement and determined that it would recommend that Aurizon Securityholders vote in favour of the Arrangement Resolution.

Later on March 3, 2013, the Arrangement Agreement and Voting Agreements were concluded and the parties exchanged signature pages. A press release announcing the transaction was issued on Monday, March 4, 2013 by each of Hecla and Aurizon prior to the opening of trading on the TSX, NYSE and NYSE MKT.

Aurizon also announced that, in accordance with the order of the British Columbia Securities Commission referenced above, the Aurizon Board had waived the application of the Aurizon Shareholder Rights Plan and cancelled the March 7, 2013 special meeting of Aurizon Shareholders, the purpose of which was to ratify the Aurizon Shareholder Rights Plan.

On March 5, 2013, Alamos issued a press release announcing that it had amended the Alamos Offer to, among other things, waive the minimum tender condition in the Alamos Offer and extend the expiry date of the Alamos Offer to 5:00 p.m. (Toronto time) on March 19, 2013. Alamos filed a notice of variation and extension pursuant thereto on March 6, 2013.

On March 11, 2013, Aurizon announced that it had adopted the Second Aurizon Shareholder Rights Plan. Alamos announced that it had applied to the British Columbia Securities Commission for an order to cease-trade the Second Aurizon Shareholder Rights Plan and to cease-trade the Arrangement pending removal of a provision of the Arrangement Agreement that provides for the payment of the Termination Fee in the event that any person acquires ownership of, or control or direction over 33 1/3% or more of the outstanding Aurizon Shares.

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On March 12, 2013, Aurizon announced that the British Columbia Securities Commission would hold a hearing on March 15, 2013 in response to Alamos’ application.

On March 15, 2013, the British Columbia Securities Commission hearing was held. On March 18, 2013, the British Columbia Securities Commission granted an order cease trading the Second Aurizon Shareholder Rights Plan. The British Columbia Securities Commission refused to grant an order cease trading the Arrangement pending removal of the provisions of the Arrangement Agreement relating to the payment of the Termination Fee in certain circumstances.

On March 19, 2013, Alamos issued a press release announcing that the Alamos Offer will expire on March 19, 2013 and that it would not take up any Aurizon Shares tendered to the Alamos Offer.

Special Committee

The Special Committee of directors appointed by the Aurizon Board was formed to, among other things, consider the Alamos Offer, any other offer to acquire the Company and the Arrangement and make recommendations to the Aurizon Board with respect to any such proposed transaction. The Special Committee retained CIBC to act as financial advisor to the Special Committee and to provide the CIBC Fairness Opinion.

After careful consideration, including a thorough review of the Arrangement Agreement and the CIBC Fairness Opinion, as well as a thorough review of other matters, including matters discussed below, and taking into account the best interests of Aurizon and the impact on Aurizon stakeholders and consultation with its financial and legal advisors, the Special Committee unanimously determined that the Arrangement is fair to Aurizon Securityholders and in the best interests of Aurizon. Accordingly, the Special Committee unanimously recommended that the Aurizon Board approve the Arrangement and enter into the Arrangement Agreement.

Recommendation of the Aurizon Board

After careful consideration, including a thorough review of the Arrangement Agreement and the Scotia Capital Fairness Opinion, as well as a thorough review of other matters, including those discussed below, and on the unanimous recommendation of the Special Committee, the Aurizon Board unanimously determined that the Consideration under the Arrangement is fair to Aurizon Securityholders (other than Hecla and its affiliates), and that the Arrangement is in the best interests of Aurizon. Accordingly, the Aurizon Board unanimously approved the Arrangement and unanimously recommends that Aurizon Securityholders vote FOR the Arrangement Resolution.

Reasons for the Recommendation

The Aurizon Board believes that the Arrangement is fair to Aurizon Securityholders and in the best interests of Aurizon. Accordingly, the Aurizon Board unanimously approved the Arrangement and recommends that Aurizon Securityholders vote their Aurizon Shares and Aurizon Options in favour of the Arrangement Resolution.

In making its recommendation, the Aurizon Board considered a number of factors, including:

  The Arrangement arose out of a rigorous process conducted by Aurizon to seek value-maximizing alternatives to the Alamos Offer.
  The consideration of $4.75 or 0.9953 of a Hecla Share or a combination of both to be received by Shareholders pursuant to the Arrangement Agreement represents a 40% premium to the closing price of the Aurizon Shares on the TSX on the last trading day prior to the announcement of the Alamos Offer, assuming full pro-ration.
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  The Arrangement provides a maximum Cash Consideration of approximately $513.6 million, 68% higher than the maximum $305 million cash that was available under the Alamos Offer.
  The Scotia Capital Fairness Opinion, which concluded that the consideration offered to Aurizon Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Aurizon Shareholders other than Hecla and affiliates. See "The Arrangement – Opinions of Financial Advisors" and Appendix C - "Scotia Capital Fairness Opinion".
  Each director and senior officer of Aurizon has entered into a Voting Agreement with Hecla pursuant to which, and subject to the terms thereof, they have agreed to vote their Aurizon Securities in favour of the Arrangement Resolution. See "The Arrangement - Voting Agreements".
  Aurizon Shareholders who receive Hecla Shares under the Arrangement will be provided with an opportunity to participate in a North American precious metals producer with operating mines in Alaska and Idaho and exploration and pre-development properties in four silver mining districts in the U.S. and Mexico.
  Historical market prices and trading information with respect to the Aurizon Shares and the Hecla Shares.
  Information regarding the business, operations, property, assets, financial performance and condition, operating results and prospects of Aurizon, Hecla and the Combined Company.
  The terms of the Arrangement Agreement, which permit the Aurizon Board to consider and respond to a Superior Proposal subject to the payment of the Termination Fee to Hecla in certain circumstances.
  The requirement that the Arrangement Resolution be passed by at least two-thirds of the votes cast at the Meeting in person or by proxy by (i) Aurizon Shareholders voting as a single class, and (ii) Aurizon Shareholders and Aurizon Optionholders voting together as a single class.
  The procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which the fairness of the Arrangement to Aurizon Securityholders will be considered.
  The availability of rights of dissent to the Registered Shareholders with respect to the Arrangement.
  The Board and the Special Committee, with the assistance of their respective legal advisors and the Financial Advisors, examined a variety of strategic alternatives with a view to the best interests of Aurizon. The Arrangement represents the best alternative available to Aurizon and the Aurizon Securityholders.
  The Arrangement is not subject to any financing condition.
  The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of the Special Committee and its legal counsel and financial advisor, and are reasonable in the judgment of the Special Committee.
  The Arrangement is for 100% of the Aurizon Shares and, under the Plan of Arrangement, all Aurizon Shareholders are treated identically and no Aurizon Shareholder receives any "collateral benefit" as defined in MI 61-101.
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The Aurizon Board also considered a number of potential issues regarding and risks resulting from the Arrangement, including:

  The risks to Aurizon if the Arrangement is not completed, including the costs to Aurizon in pursuing the Arrangement and the further diversion of the Company’s management from the conduct of Aurizon’s business in the ordinary course.
  The terms of the Arrangement Agreement in respect of restricting Aurizon from soliciting third parties to make an Acquisition Proposal and the specific requirements regarding what constitutes a Superior Proposal.
  The Termination Fee payable to Hecla in certain circumstances, including if Aurizon enters into an agreement in respect of a Superior Proposal to acquire Aurizon.
  The conditions to Hecla’s obligations to complete the Arrangement, including (a) that no person or group of persons acting jointly and in concert shall have acquired ownership of, or control or direction over Aurizon Shares which represent 33⅓% or more of the issued and outstanding Aurizon Shares, and (b) holders of no more than 21% of the issued and outstanding Aurizon Shares shall have exercised dissent rights.
  The right of Hecla to terminate the Arrangement Agreement under certain limited circumstances.
  The likelihood that the Arrangement will be completed, given the conditions and Investment Canada Act Approval necessary to complete the Arrangement.
  The business, operations, assets, financial performance and condition, operating results and prospects of Hecla, including the long-term expectations regarding Hecla’s operating performance.

See "The Arrangement – Opinions of Financial Advisors" and the financial statements of Hecla incorporated by reference into this Circular.

The Aurizon Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors Relating to the Arrangement" in this Circular.

The foregoing summary of the information and factors considered by the Aurizon Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Aurizon Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The Aurizon Board’s recommendation was made after considering all of the above-noted factors and in light of the Aurizon Board’s knowledge of the business, financial condition and prospects of Aurizon, and was also based on the advice of financial advisors and legal advisors to the Aurizon Board. In addition, individual members of the Aurizon Board may have assigned different weights to different factors.

Opinions of Financial Advisors

The Financial Advisors were retained to render financial advisory services to the Aurizon Board and the Aurizon Special Committee, respectively, and provide opinions as to the fairness, from a financial point of view, of the Consideration to be received by Aurizon Shareholders pursuant to the Arrangement Agreement. The Financial Advisors have delivered the Fairness Opinions concluding that, as at the date thereof and subject to the assumptions, limitations and qualifications contained therein, the Consideration to be received by the Aurizon Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Aurizon Shareholders (other than Hecla and its affiliates). The full text of the Fairness Opinions, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinions, are attached as Appendices C and D to this Circular. The summaries of the Fairness Opinions described in this Circular are qualified in their entirety by reference to the full text of the Fairness Opinions.

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Under the engagement letters with the Financial Advisors, Aurizon has agreed to pay a fee to each of the Financial Advisors for their services, including an advisory fee payable to CIBC, and a fee payable to Scotia Capital for the delivery of the Scotia Capital Fairness Opinion, no portion of which are contingent on the substance of the Fairness Opinions. Aurizon has also agreed to indemnify the Financial Advisors against certain liabilities in connection with their engagements.

The Fairness Opinions are not a recommendation to any Aurizon Securityholder as to how to vote or act on any matter relating to the Arrangement. The Fairness Opinions were one of a number of factors taken into consideration by the Aurizon Board in making its unanimous determination to recommend that the Aurizon Securityholders vote in favour of the Arrangement Resolution.

The Aurizon Board urges Aurizon Securityholders to read each of the Fairness Opinions carefully and in their entirety. See Appendices C and D of this Circular.

Voting Agreements

All of the Locked-up Shareholders, who in aggregate hold approximately 1.07% of the Aurizon Shares and approximately 60.4% of Aurizon Options (as of April 1, 2013), have entered into Voting Agreements with Hecla pursuant to which they have agreed, subject to the terms and conditions of the Voting Agreements, among other things:

(a)	to vote any Subject Shares or Subject Options held by them, or over which they have control or direction, as at the date of the Meeting, in favour of the Arrangement Resolution;
(b)	to vote at any meeting of Aurizon Shareholders or Aurizon Optionholders, any Subject Shares or Subject Options held by them, or over which they have control or direction, as at the date of such meeting, against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement; and
(c)	not to directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant any security interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of their Subject Shares or Subject Options to any person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any of their Subject Shares or Subject Options into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to their Subject Shares or Subject Options, other than pursuant to their Voting Agreements.

Their obligations under the Voting Agreements may be terminated at any time upon the written agreement of Hecla and the Locked-up Shareholder, or if the Arrangement Agreement is terminated in accordance with its terms.

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of the form of which is attached as Appendix B of this Circular.

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The purpose of the Arrangement is to effect the acquisition of all of the issued and outstanding Aurizon Shares by Hecla. Pursuant to the Arrangement Agreement, Aurizon and Hecla have agreed to complete the Arrangement pursuant to which, among other things, (i) Acquireco will acquire all of the issued and outstanding Aurizon Shares in exchange for a combination of cash and Hecla Shares to be issued to the Aurizon Shareholders, and (ii) Aurizon will amalgamate with Acquireco to form Amalco. Upon completion of the Arrangement, Amalco will be a wholly-owned subsidiary of Hecla.

If approved, the Arrangement will become effective at the Effective Time (which is expected to be at 12:01 a.m. (Vancouver time) on a date to be determined which is expected to be in the second quarter of 2013. At the Effective Time, the following shall be deemed to occur sequentially in the following order:

  each outstanding Aurizon Option will be deemed to be fully vested and transferred and disposed of by the holder thereof to Aurizon and cancelled in exchange for the Option Consideration and the Aurizon Stock Option Plans will be terminated;
  each outstanding RSU will be cancelled in exchange for a cash payment by Aurizon equal to the amount of the Cash Consideration per RSU, less any amounts withheld for tax purposes, and the RSU Plan will be cancelled;
  following the resignation by, or removal of, an Aurizon DSU Holder as a director of Aurizon, all of the outstanding DSUs will be cancelled in exchange for a cash payment by Aurizon equal to the amount of the Cash Consideration per DSU, less any amounts withheld for tax purposes;
  each Aurizon Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof to Acquireco and Acquireco shall thereupon be obliged to pay the amount therefor determined and payable in accordance with the Plan of Arrangement. See "Rights of Dissenting Shareholders";
  Hecla will subscribe for common shares of Acquireco at a price of $1.00 per share that results in an aggregate subscription price equal to the fair market value of the Share Consideration to be delivered to the former Aurizon Securityholders pursuant to the Plan of Arrangement, with such subscription price being satisfied by Hecla as described in the Plan of Arrangement;
  any former Aurizon Securityholder who has not duly and validly completed a Letter of Transmittal and Election Form by the Election Deadline will be deemed to have elected to receive Share Consideration for his or her Aurizon Shares, including, without limitation, the Aurizon Shares issued in satisfaction of the Option Consideration;
  each issued Aurizon Share held by a former Aurizon Shareholder (other than Hecla, any subsidiary of Hecla or a Dissenting Shareholder) including, without limitation, the Aurizon Shares issued in satisfaction of the Option Consideration shall be transferred to Acquireco and each such former Aurizon Securityholder shall be entitled to receive, in exchange therefor and subject to withholding rights and pro-ration as described below under the heading "Election Procedure and Pro-ration - Pro-ration", consideration comprised of, in accordance with the election or deemed election of such former Aurizon Securityholder:
    Cash Consideration - $4.75 for each Aurizon Share held; or
    Share Consideration - 0.9953 of a Hecla Share for each Aurizon Share held; or
    a combination of the foregoing (assuming that all Aurizon Shareholders at the Effective Time, elect (or are deemed to have elected) to receive either cash or Hecla Shares, the Consideration will be fully pro-rated with each Aurizon Shareholder being entitled to receive $3.11 in cash and 0.3446 of a Hecla Share for each Aurizon Share);
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See "The Arrangement - Election Procedure and Pro-ration"

  Acquireco will be deemed to have directed Hecla to deliver the Share Consideration to each former Aurizon Securityholder on behalf of Acquireco in full satisfaction of Acquireco’s obligation to deliver the Share Consideration to such former Aurizon Securityholders;
  each Aurizon Share held by Hecla will be transferred to Acquireco in consideration of the issue by Acquireco to Hecla of one common share of Acquireco for each Aurizon Common Share so transferred; and
  Aurizon and Acquireco will amalgamate to form Amalco.

See the Plan of Arrangement attached as Appendix B for additional information.

Securityholder and Court Approvals

Aurizon Securityholder Approval

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by (i) Aurizon Shareholders voting as a single class, and (ii) Aurizon Securityholders voting together as a single class, in each case present in person or represented by proxy at the Meeting. In the case of the approval described in (i), this will be determined by a separate tabulation of the votes cast by all Aurizon Securityholders that cast votes, including the votes cast by Aurizon Optionholders. The complete text of the Arrangement Resolution to be presented to the Meeting is set forth in Appendix A to this Circular.

Court Approval of the Arrangement

The BCBCA requires that the Court approve the Arrangement.

On April 10, 2013, Aurizon obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters and filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Hearing of Petition are attached as Appendices E and F, respectively, to this Circular.

The Court hearing in respect of the Final Order is expected to take place at 9:45 a.m. (Vancouver time), on May 10, 2013, or as soon thereafter as counsel for Aurizon may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court will be advised at or prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the Hecla Shares issued pursuant to the Arrangement will not be registered under the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption and that the Final Order will constitute the basis for such exemption.

Under the terms of the Interim Order, each Aurizon Securityholder, as well as creditors of Aurizon, will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving Aurizon at the address set out below, on or before 4:00 p.m. (Vancouver time) on May 8, 2013, a Response, including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application. The Response and supporting materials must be delivered, within the time specified, to Aurizon at the following address:

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Blake, Cassels & Graydon LLP
595 Burrard Street
P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver, B.C. V7X 1L3
Attention: Sean Boyle

Aurizon Securityholders who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements.

Letter of Transmittal and Election Form

A Letter of Transmittal and Election Form is being mailed, together with this Circular, to each person who was a Registered Shareholder or a registered Aurizon Optionholder on the Record Date. Each such Registered Shareholder or registered Aurizon Optionholder must forward a properly completed and signed Letter of Transmittal and Election Form, with accompanying Aurizon Share certificate(s), if applicable, in order to receive the Consideration to which such Aurizon Securityholder is entitled under the Arrangement. It is recommended that Registered Shareholders and registered Aurizon Optionholders complete, sign and return the Letter of Transmittal and Election Form with accompanying Aurizon Share certificate(s), if applicable, to the Depositary as soon as possible.

Copies of the Letter of Transmittal and Election Forms may be obtained by contacting the Depositary. The Letter of Transmittal and Election Forms will also be available on SEDAR at www.sedar.com under Aurizon’s profile.

Aurizon and Hecla reserve the right to waive or not to waive any and all errors or other deficiencies in any Letter of Transmittal and Election Form or other document and any such waiver or non-waiver will be binding upon the affected Aurizon Securityholder. The granting of a waiver to one or more Aurizon Securityholders does not constitute a waiver for any other Aurizon Securityholder. Aurizon and Hecla reserve the right to demand strict compliance with the terms of the Letter of Transmittal and Election Forms and the Arrangement. The method used to deliver the Letter of Transmittal and Election Forms and any accompanying certificates representing Aurizon Shares or Aurizon Options is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. Aurizon recommends that the necessary documentation be hand delivered to the Depositary, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended.

Aurizon Shareholders whose Aurizon Shares are registered in the name of a broker, investment dealer, bank, trust company, trustee or other nominee should contact that nominee for assistance in depositing their Aurizon Shares and should follow the instructions of such nominee in order to make their election and deposit their Aurizon Shares.

Election Procedure and Pro-ration

Elections and Procedure

Each registered Aurizon Securityholder will have the right, prior to the Initial Election Date, or, if after the Letter of Transmittal and Election Form has been mailed, Aurizon and Hecla determine that the Effective Date is not reasonably likely to occur by the tenth Business Day after the Initial Election Date, a New Election Date which Aurizon and Hecla expect to be not more than ten Business Days before the Effective Date, to elect in the Letter of Transmittal and Election Form delivered to the Depositary to receive the Consideration set out below, including the Consideration payable to Aurizon Optionholders for the Aurizon Shares they may receive as Option Consideration. If a New Election Date is determined, notice of the New Election Date will be published. To make a valid election as to the Consideration that you wish to receive under the Arrangement (subject to pro-ration),  you must sign and return a Letter of Transmittal and Election Form and return it with accompanying Aurizon Share certificate(s), if applicable, to the Depositary prior to the Election Deadline.

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The determination of the Depositary as to whether elections have been properly made or revoked and when elections and revocations were received by it will be binding. AURIZON SECURITYHOLDERS WHO DO NOT MAKE A SPECIFIC ELECTION PRIOR TO THE ELECTION DEADLINE, OR FOR WHOM THE DEPOSITARY DETERMINES THAT THEIR ELECTION WAS NOT PROPERLY MADE WITH RESPECT TO ANY AURIZON SHARES OR AURIZON OPTIONS, WILL BE DEEMED TO HAVE ELECTED TO RECEIVE THE SHARE CONSIDERATION IN RESPECT OF EACH AURIZON SHARE, INCLUDING THE AURIZON SHARES ISSUED IN SATISFACTION OF THE OPTION CONSIDERATION, SUBJECT TO PRO-RATION AS DESCRIBED BELOW. The Depositary may, with the mutual agreement of Aurizon and Hecla, make such rules as are consistent with the Arrangement for the implementation of the elections contemplated by the Arrangement and as are necessary or desirable to fully effect such elections.

Pro-ration

Each Aurizon Shareholder at the Effective Time, which will include Aurizon Optionholders that receive Aurizon Shares as satisfaction of the Option Consideration, may elect in accordance with the holder's Letter of Transmittal and Election Form, or be deemed to have elected to receive: (i) Cash Consideration; or (ii) Share Consideration; or (iii) a combination of Cash Consideration and Share Consideration, up to the aggregate Maximum Cash and/or Maximum Share amounts. Assuming that all Aurizon Shareholders elect to receive either cash or Hecla Shares, the Consideration will be fully pro-rated with each Aurizon Shareholder being entitled to receive $3.11 in cash and 0.3446 of a Hecla Share for each Aurizon Share.

In the event that, based on the elections of Aurizon Securityholders, the aggregate amount of the Cash Consideration that would be paid to former Aurizon Securityholders exceeds the Maximum Cash, then the Cash Consideration to be paid to any former Aurizon Securityholder who has elected or is deemed to have elected to receive Cash Consideration shall be determined by multiplying the total amount of Cash Consideration otherwise payable to such holder by a fraction, rounded to six decimal places, the numerator of which is the Maximum Cash and the denominator of which is the aggregate amount of Cash Consideration otherwise payable to all former Aurizon Securityholders who have so elected (or are deemed to have elected), and such former Aurizon Securityholder will be deemed to have elected to receive Share Consideration for the remainder of their Aurizon Shares, for which they would otherwise have received Cash Consideration.

In the event that, based on the elections of Aurizon Securityholders, the aggregate number of Hecla Shares that would be issuable to former Aurizon Securityholders exceeds the Maximum Shares, then the number of Hecla Shares issuable to any former Aurizon Securityholder shall, subject to rounding in accordance with the Plan of Arrangement, be determined by multiplying the total number of Hecla Shares otherwise issuable to such former Aurizon Securityholder by a fraction, rounded to six decimal places, the numerator of which is the Maximum Shares and the denominator of which is the aggregate number of Hecla Shares otherwise issuable to all former Aurizon Securityholders who have so elected (or are deemed to have so elected), and such former Aurizon Securityholder shall be deemed to have elected to receive Cash Consideration for the remainder of their Aurizon Shares for which such former Aurizon Securityholder would, but for this clause, have received Hecla Shares.

Exchange Procedure

On the Effective Date: (i) each former Aurizon Securityholder (other than a Dissenting Shareholder) who has surrendered to the Depositary for cancellation, certificates representing one or more outstanding Aurizon Shares and validly elected in accordance with the provisions of the Plan of Arrangement shall, following completion of the transactions described above under the heading "Description of the Arrangement", be entitled to receive, and the Depositary shall deliver to such former Aurizon Securityholder following the Effective Time, cash representing the Cash Consideration and certificates representing the Share Consideration that such former Aurizon Securityholder is entitled to receive in accordance with the terms of the Arrangement; and (ii) each Aurizon DSU Holder or Aurizon RSU Holder will, following completion of the transactions described above under the heading "Description of the Arrangement", be entitled to receive, and the Depositary will deliver to such holders following the Effective Time, cash representing the Cash Consideration that such Aurizon DSU Holder or Aurizon RSU Holder is entitled to receive in accordance with the terms of the Arrangement.

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Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Aurizon Shares that were exchanged for Cash Consideration and/or Share Consideration in accordance with the terms of the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the Aurizon Shares formerly represented by such certificate under the terms of such certificate, the BCBCA or the articles of Aurizon and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder following the Effective Time, cash representing the Cash Consideration and certificates representing the Share Consideration that such holder is entitled to receive in accordance with the terms of the Arrangement.

After the Effective Time and until surrendered for cancellation, each certificate that immediately prior to the Effective Time represented one or more Aurizon Shares following completion of the transactions described above under the heading "Description of the Arrangement", shall be deemed at all times to represent only the right to receive in exchange therefor Cash Consideration and/or certificates representing the Share Consideration that the holder of such certificate is entitled to receive in accordance with their election (or deemed election) and the terms of the Arrangement.

Aurizon Shareholders who hold Aurizon Shares registered in the name of a broker, investment dealer, bank, trust company or other intermediary should contact the intermediary for instructions and assistance in providing details for registration and delivery of the Cash Consideration and/or Share Consideration to which the Registered Shareholder is entitled to receive on the Beneficial Shareholders’ behalf.

No dividend or other distribution declared or made after the Effective Time with respect to Hecla Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Aurizon Shares unless and until the holder of such certificate has complied with the provisions of the Arrangement as described in the foregoing paragraphs under the heading "Exchange Procedure" or under the heading "Lost Certificates". Subject to applicable law and to applicable withholding rights, at the time of such compliance, there will, in addition to the delivery of a certificate representing Hecla Shares to which such holder is entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time that such holder is entitled with respect to such Hecla Shares.

Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Aurizon Shares exchanged for Cash Consideration and/or Share Consideration in accordance with the terms of the Arrangement, has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, cash and/or, if so elected (or deemed elected), certificates representing Hecla Shares that such holder is entitled to receive in accordance with the terms of the Arrangement. When authorizing such delivery of a certificate representing Hecla Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom certificates representing such Hecla Shares is to be delivered shall, as a condition precedent to the delivery of cash and certificates representing such Hecla Shares, give a bond satisfactory to Hecla and the Depositary in such amount as Hecla and the Depositary may direct, or otherwise indemnify Hecla and the Depositary in a manner satisfactory to Hecla and the Depositary, against any claim that may be made against Hecla or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and will otherwise take such actions as may be required by the articles of Aurizon.

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Cancellation of Rights after Six Years

To the extent that a former Aurizon Securityholder has not complied with the provisions of the Arrangement described above under the headings "Exchange Procedure" and "Lost Certificates", as applicable, on or before the date that is six years after the Effective Date, then the Cash Consideration which such former Aurizon Securityholder was entitled to receive will be returned to Hecla and the Share Consideration that such former Aurizon Securityholder was entitled to receive will be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Share Consideration will be delivered to Hecla by the Depositary and the interest of the former Aurizon Securityholder in such Cash Consideration and/or Share Consideration to which it was entitled will be terminated on the date that is six years after the Effective Date.

Fractional Interest

No fractional Hecla Shares shall be issued to former Aurizon Securityholders. The number of Hecla Shares to be issued to former Aurizon Securityholders will be rounded up to the nearest whole Hecla Share in the event that a former Aurizon Securityholder is entitled to a fractional share representing 0.5 or more of a Hecla Share and will be rounded down to the nearest whole Hecla Share in the event that a former Aurizon Securityholder is entitled to a fractional share representing less than 0.5 of a Hecla Share.

The aggregate Cash Consideration payable to a former Aurizon Securityholder, Aurizon DSU Holder or Aurizon RSU Holder will be rounded up to the next whole five cent increment.

The foregoing information is a summary only. For further details of procedures, see the Plan of Arrangement attached as Appendix B to this Circular.

Withholding Rights

Pursuant to the terms of the Plan of Arrangement, Hecla, Acquireco, Aurizon and the Depositary will be entitled to deduct and withhold from any consideration payable or otherwise deliverable to an Aurizon Securityholder pursuant to the Arrangement and from any all dividends or other distributions otherwise payable to any Aurizon Securityholder such amounts as Hecla or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of the Arrangement as having been paid to the particular person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Hecla, Acquireco or the Depositary will withhold from any Cash Consideration payable to an Aurizon Optionholder and/or sell on behalf of an Aurizon Optionholder any Share Consideration deliverable to the Aurizon Optionholder in order to remit to Aurizon for remittance to a taxing authority a sufficient amount to comply with tax laws in respect of the cancellation of the Aurizon Options pursuant to the Plan of Arrangement.

Interests of Directors and Executive Officers of Aurizon in the Arrangement

In considering the recommendation of the Aurizon Board, Aurizon Securityholders should be aware that members of the Aurizon Board and the executive officers of Aurizon have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Aurizon Securityholders generally.

All benefits received, or to be received, by directors or executive officers of Aurizon as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Aurizon or the Combined Company. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for Aurizon Shares, nor is it, or will it be, conditional on the person supporting the Arrangement.

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Aurizon has employment agreements (the "Employment Agreements") with certain of its executive officers. The Employment Agreements provide for payments upon termination of the employment of such officers, including following a "change of control" of Aurizon. Completion of the Arrangement will constitute a change of control of Aurizon. Pursuant to the terms of the Employment Agreements, assuming the Arrangement is completed and the employment of such officers is terminated on May 31, 2013, the estimated payments would be as follows:

		Entitlement (1) (before statutory withholding taxes)
Officer	Position	Total	Termination of Employment (2)	Stock Options (3)	RSUs (4)
George Paspalas	President, Chief Executive Officer	$ 2,723,227	$ 2,252,341	$ 291,920	$ 178,966
Ian S. Walton	Executive Vice President, Chief Financial Officer	2,285,227	1,819,577	347,460	118,190
Martin Bergeron	Vice President, Operations	1,232,226	968,076	145,960	118,190
		$ 6,240,680	$ 5,039,994	$ 785,340	$ 415,346

Notes:

(1)	The actual amounts of these entitlements will depend on the date of closing of the Arrangement and the date the employment of such executive officers is terminated.
(2)	Pursuant to the terms of the Employment Agreements and assuming the Arrangement is completed and the employment of such executive officers is terminated on May 31, 2013.
(3)	As described elsewhere in this Circular, at the Effective Time, each outstanding Aurizon Option will be deemed to be fully vested and transferred and disposed of by the holder thereof to Aurizon and cancelled in exchange for the Option Consideration. The estimated amount of entitlement in respect of Aurizon Options is based, in part, on the closing price per Hecla Share of US$3.97 on April 9, 2013.
(4)	As described elsewhere in this Circular, each outstanding RSU will be cancelled in exchange for a cash payment by Aurizon equal to the amount of the Cash Consideration per RSU, less any amounts withheld for tax purposes.

Aurizon Options held by non-executive directors of Aurizon will, at the Effective Time, be deemed to be fully vested and transferred and disposed of by the holder thereof to Aurizon and cancelled in exchange for the Option Consideration, as described elsewhere in this Circular. Also, as described elsewhere in this Circular, pursuant to the Arrangement, following the resignation by, or removal of, an Aurizon DSU Holder as a director of Aurizon, all of the outstanding DSU's held by the director will be cancelled in exchange for a cash payment equal to the amount of the Cash Consideration per DSU, less any amounts withheld for tax purposes. Assuming the non-executive directors of Aurizon cease to be directors following completion of the Arrangement, the estimated payments would be as follows:

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	Entitlement (1) (before statutory withholding taxes)
Director	Total	Stock Options (2)	DSUs (3)
Sargent H. Berner	$349,038	$198,610	$150,428
George Brack	$194,038	$43,610	$150,428
Louis Dionne	$194,038	$43,610	$150,428
Andre Falzon	$349,038	$198,610	$150,428
Richard Faucher	$271,538	$121,110	$150,428
Diane Francis	$194,038	$43,610	$150,428
David Hall, Chairman	$606,126	$421,840	$184,286
Brian Moorhouse	$349,038	$198,610	$150,428

Notes:

(1)	The actual amounts of these entitlements will depend on the date of closing of the Arrangement and the date the directorship of such director is terminated.
(2)	As described elsewhere in this Circular, at the Effective Time, each outstanding Aurizon Option will be deemed to be fully vested and transferred and disposed of by the holder thereof to Aurizon and cancelled in exchange for the Option Consideration. The estimated amount of entitlement in respect of Aurizon Options is based, in part, on the closing price per Hecla Share of US$3.97 on April 9, 2013.
(3)	As described elsewhere in this Circular, each outstanding DSU will be cancelled in exchange for a cash payment by Aurizon equal to the amount of the Cash Consideration per DSU, less any amounts withheld for tax purposes.

Aurizon Shareholdings

As of April 1, 2013, the directors and executive officers of Aurizon beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate 1,768,102 Aurizon Shares, which represented approximately 1.07% of the total number of outstanding Aurizon Shares on a fully diluted basis. All Aurizon Shares held by the directors and executive officers of Aurizon will be treated identically and in the same manner under the Arrangement as Aurizon Shares held by any other Aurizon Shareholders.

Aurizon Options

The directors and executive officers of Aurizon beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate 6,254,000 Aurizon Options as of the close of business on April 1, 2013, which represented approximately 60.4% of the outstanding Aurizon Options. All Aurizon Options held by the directors and executive officers of Aurizon will be treated identically and in the same manner under the Arrangement as Aurizon Options held by any other Aurizon Optionholders.

THE ARRANGEMENT AGREEMENT

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement and Plan of Arrangement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed by Aurizon on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and to the Plan of Arrangement, which is attached as Schedule A to the Arrangement Agreement and appended hereto as Appendix B. Copies of the Arrangement Agreement and the Plan of Arrangement are also available for inspection by Aurizon Shareholders at Aurizon's records office at Suite 1120, Cathedral Place, 925 West Georgia Street, Vancouver, B.C., V6C 3L2. Aurizon Shareholders are encouraged to read the Arrangement Agreement, including the Plan of Arrangement, in its entirety.

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On March 3, 2013, Aurizon and Hecla entered into the Arrangement Agreement, pursuant to which Aurizon and Hecla agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, Hecla will acquire all of the issued and outstanding shares of Aurizon. The terms of the Arrangement Agreement are the result of arm’s length negotiation between Aurizon and Hecla and their respective advisors.

The Arrangement Agreement and the summary of its material terms and conditions in this Circular have been included to provide information about the terms and conditions of the Arrangement Agreement. They are not intended to provide any other public disclosure of factual information about Aurizon, Hecla or any of their respective subsidiaries or affiliates. The representations, warranties, covenants and conditions precedent contained in the Arrangement Agreement are made by Aurizon or Hecla, as applicable, only for the purposes of the Arrangement Agreement and were qualified and subject to certain limitations and exceptions agreed to by the parties in connection with negotiating its terms, including as provided in the Disclosure Letter. In particular, in your review of the representations and warranties contained in the Arrangement Agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Arrangement Agreement and were negotiated for the purpose of allocating contractual risk between the parties to the Arrangement Agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality (including a Material Adverse Effect) different from those generally applicable to securityholders and to the public disclosure to Aurizon Shareholders and in some cases may be qualified by disclosures made by one party to the other, which are not necessarily reflected in the Arrangement Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Circular, may have changed since the date of the Arrangement Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in this Circular.

For the foregoing reasons, the representations, warranties, covenants and conditions precedent or any descriptions of them should not be read alone or relied upon as characterizations of factual information. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this Circular or incorporated by reference herein.

Representations and Warranties

The Arrangement Agreement contains a number of representations and warranties of Hecla and Aurizon relating to, among other things: their corporate formation; corporate power; compliance with laws, permits, licences and constating documents; execution, delivery, authorization and enforceability of the Arrangement Agreement; financial statements; liabilities; taxes; material changes; interests in and title to property and assets; good standing of mining concessions; litigation; environmental matters; employment and employee benefits; authorized and issued capital; subsidiaries; and reporting issuer status, stock exchange listing, the due filing of required documents with securities authorities and the absence of misrepresentation in the public record.

The representations and warranties in the Arrangement Agreement expire on the earlier of the Effective Time and the date on which the Arrangement Agreement is terminated in accordance with its terms.

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Covenants

Covenants of Aurizon Regarding the Conduct of Business

Aurizon has covenanted in favour of Hecla that, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as required or permitted by the Arrangement Agreement, applicable Laws or any Governmental Entities or consented to by Hecla in writing, Aurizon will conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as required or permitted by the Arrangement Agreement, Aurizon will not directly or indirectly, without the prior written consent of Hecla:

(a)	(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in its capital; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any Aurizon Shares, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Aurizon Shares or other securities of Aurizon, other than: (A) the issuance of Aurizon Shares pursuant to the terms of the outstanding Aurizon Options; and (B) as required under applicable Law or existing Material Contracts set forth in the Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Aurizon; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Aurizon; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required and disclosed in accordance with GAAP; or (viii) enter into any agreement with respect to any of the foregoing;
(b)	except for the sale of inventory or immaterial equipment in the ordinary course of business consistent with past practice, (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses; (ii) acquire (by merger, arrangement, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or, except as disclosed in its 2013 budget report, purchase of any other property or assets of any other person, for an amount greater than $250,000; (iii) draw down on the Existing Credit Facilities in any amount whatsoever; (iv) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or, except as disclosed in its 2013 budget report, any other liability or obligation, or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans, capital contributions, investments or advances; (v) except as disclosed in its 2013 budget report, pay, discharge or satisfy any material liabilities or obligations; (vi) waive, release, grant or transfer any rights of material value; or (vii) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;
(c)	other than as disclosed in the Disclosure Letter or as is necessary to comply with applicable Laws or the current terms of any Contracts by which it is bound or in accordance with Aurizon Benefit Plans: (i) grant to any officer, employee or director an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, or director; (iii) take any action with respect to the grant of any severance, retention, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with, or hire or terminate the employment (except for just cause) of, any officer, employee or director provided that Aurizon will not be restricted from taking any action in respect of hiring or terminating the employment of employees having a position below that of mine manager or superintendent if such action is taken in the ordinary course consistent with past practice so long as Aurizon provides Hecla with prompt written notice when the total number of such persons hired or terminated exceeds five from, in the first instance, the date of the Arrangement Agreement and following such first notice, from the date of the last notice provided to Hecla by Aurizon pursuant to this provision; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Aurizon Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees; (v) increase bonus levels or other benefits payable to any director, executive officer or employee; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any stock-based or stock-related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;
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(d)	settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any material action, claim or proceeding brought against it; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Plan of Arrangement;
(e)	enter into any agreement or arrangement that limits or otherwise restricts it from competing in any manner;
(f)	waive, release or assign any material rights, claims or benefits;
(g)	other than in the ordinary course of business consistent with past practice: (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (ii) modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;
(h)	change any method of tax accounting, make or change any tax election, file any materially amended Return, settle or compromise any tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of taxes, enter into any closing agreement with respect to any tax or surrender any right to claim a material tax refund;
(i)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for permits;
(j)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede its ability to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement other than in connection with a Pre-Acquisition Reorganization;
(k)	except for any Pre-Acquisition Reorganization, take any action or enter into any transaction that would preclude the Canadian tax "bump" rules from applying upon an amalgamation or winding-up of Aurizon (or its successor by amalgamation) including pursuant to paragraph 88(1)(c) of the Tax Act, in calculating the tax cost of capital property distributed to Acquireco for purposes of paragraph 88(1)(d) of the Tax Act, the amount determined under paragraph 88(1)(d); or
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(l)	agree, resolve or commit to do any of the foregoing.

Aurizon has also covenanted in favour of Hecla that it will:

(a)	use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Aurizon, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to the provisions provided below under the heading "Arrangement Agreement - Insurance and Indemnification", Aurizon will not obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months; and
(b)	subject to compliance with applicable competition or anti-trust laws, promptly notify Hecla in writing of any circumstance or development that, to the knowledge of Aurizon, is or could reasonably be expected to constitute a Material Adverse Effect.

Covenants of Aurizon Relating to the Arrangement

Aurizon has covenanted in favour of Hecla that it will perform all obligations required or desirable to be performed by Aurizon under the Arrangement Agreement, co-operate with Hecla in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in the Arrangement Agreement, without limiting the generality of the foregoing, Aurizon will (some of which have already been satisfied):

(a)	promptly, and in any event within five business days following the date of the Arrangement Agreement, provide to Hecla (if such agreement remains in effect and if providing a copy of such agreement is not prohibited by the terms of such agreement) a copy of each confidentiality and/or standstill agreement which has been entered into by Aurizon and any third party pursuant to which confidential information of Aurizon has been provided;
(b)	subject to obtaining confirmation that insurance coverage is maintained as contemplated in the Arrangement Agreement, and provided that the Effective Date has occurred, it will use its reasonable commercial efforts to cause such members of the Aurizon Board to resign as Hecla may require, at the time and in the manner requested by Hecla, as of the Effective Date, with a nominee of Hecla to be appointed to the Aurizon Board immediately after each such resignation;
(c)	use its best efforts to obtain as soon as practicable following execution of the Arrangement Agreement all third party consents, approvals and notices required under any of the Material Contracts, and all Key Third Party Consents;
(d)	defend all lawsuits or other legal, regulatory or other proceedings against Aurizon challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated hereby; and
(e)	allow representatives of Hecla (including legal and financial advisors) to attend the Meeting and allow officers of Hecla to speak to any motion relating to the Arrangement Resolution.
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Covenants of Hecla Regarding the Performance of Obligations

Hecla has covenanted in favour of Aurizon that it will, and will cause its subsidiaries to, perform all obligations required to be performed by Hecla or any of Hecla’s subsidiaries under the Arrangement Agreement, co-operate with Aurizon in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement and, without limiting the generality of the foregoing, Hecla will and where appropriate will cause its subsidiaries to:

(a)	use all commercially reasonable efforts to assist Aurizon in obtaining the Key Third Party Consents;
(b)	apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the NYSE of Hecla Shares included in the Consideration; and
(c)	subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided in the Arrangement Agreement.

Covenants of Hecla Regarding Conduct of Business

Hecla has covenanted in favour of Aurizon that, during the period from the date of the Arrangement Agreement until the earlier of the Effective Date and the time that the Arrangement Agreement is terminated in accordance with its terms, unless Aurizon will otherwise agree in writing, such agreement not to be unreasonably withheld or delayed, or as is otherwise expressly permitted or contemplated by the Arrangement Agreement, it will not directly or indirectly:

(a)	make any amendment to its constating documents that would have a Material Adverse Effect on its ability to consummate the transactions contemplated in the Arrangement Agreement or change its authorized share capital; and
(b)	split, combine, subdivide or reclassify its capital stock.

Mutual Covenants

Each of the Parties to the Arrangement Agreement has covenanted and agreed that, except as contemplated in the Arrangement Agreement, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms:

(a)	it will, and will cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations in the Arrangement Agreement, as described under the heading "Arrangement Agreement – Conditions", to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations in the Arrangement Agreement; in addition, subject to the terms and conditions of the Arrangement Agreement, none of the Parties will knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated in the Arrangement Agreement; and
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(b)	it will not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by the Arrangement Agreement.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The Arrangement Agreement provides that the respective obligations of the Parties to complete the transactions contemplated in the Arrangement Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution will have been approved and adopted by the Aurizon Securityholders at the Meeting in accordance with the Interim Order;
(b)	the Interim Order and the Final Order will each have been obtained on terms consistent with the Arrangement Agreement, and will not have been set aside or modified in a manner unacceptable to Aurizon and Hecla, acting reasonably, on appeal or otherwise;
(c)	there will not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Hecla or Aurizon which will prevent the consummation of the Arrangement;
(d)	the Hecla Shares to be issued in the United States pursuant to the Arrangement will be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act; provided, however, that Aurizon will not be entitled to rely on the provisions of this paragraph in failing to complete the transactions contemplated by the Arrangement Agreement in the event that Aurizon fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the foregoing exemptions, that Hecla will rely on the foregoing exemptions based on the Court’s approval of the transaction;
(e)	the distribution of the Hecla Shares pursuant to the Arrangement will be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of applicable exemptions under Canadian Securities Laws and will not be subject to resale restrictions under applicable Canadian Securities Laws; and
(f)	the Arrangement Agreement will not have been terminated in accordance with its terms.

Additional Conditions Precedent to the Obligations of Hecla

The Arrangement Agreement provides that the obligation of Hecla to complete the transactions contemplated in the Arrangement Agreement is subject to the fulfillment of the following additional conditions (each of which is for the exclusive benefit of Hecla and may be waived by Hecla):

(a)	no person or group of persons acting jointly and in concert will have acquired ownership of, or control or direction over Aurizon Shares which represent 33⅓% or more of the issued and outstanding Aurizon Shares;
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(b)	Hecla will have received from Aurizon’s Quebec legal counsel opinions on customary terms as to Aurizon’s title to the Casa Berardi Gold Mine satisfactory to Hecla, acting reasonably;
(c)	all covenants of Aurizon under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Hecla will have been duly performed by Aurizon in all material respects, and Hecla will have received a certificate of Aurizon addressed to Hecla and dated the Effective Time, signed on behalf of Aurizon by two senior executive officers of Aurizon (on Aurizon’s behalf and without personal liability), confirming the same as at the Effective Date;
(d)	all representations and warranties of Aurizon set forth in the Arrangement Agreement will be true and correct in all material respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date), except where any failure or failures of all such representations and warranties (other than certain representations and warranties relating to Aurizon's corporate organization, requisite corporate power and capacity, capitalization, property, environmental matters, mine safety and mineral reserves and resources (collectively, the "Select Aurizon Representations and Warranties")) to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Aurizon (it being a separate condition that the representations and warranties of Aurizon made in the Select Aurizon Representations and Warranties must be accurate in all respects when made and, except as contemplated by the Arrangement Agreement, on and as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date)); and Hecla will have received a certificate of Aurizon addressed to Hecla and dated the Effective Time, signed on behalf of Aurizon by two senior executive officers of Aurizon (on Aurizon’s behalf and without personal liability), confirming the same as at the Effective Date;
(e)	no Governmental Entity will have taken any action that could impose or could lead to the imposition of any restriction on the ability of Hecla to derive the full value and benefit of the indirect ownership of Aurizon’s assets;
(f)	the Key Third Party Consents will have been obtained;
(g)	the Key Regulatory Approvals will have been obtained;
(h)	the Aurizon Board will not have made a Change in Recommendation;
(i)	there will not have occurred a Material Adverse Effect with respect to Aurizon;
(j)	holders of no more than 21% of the Aurizon Shares will have exercised Dissent Rights; and
(k)	the Pre-Acquisition Reorganization, if any, will have been completed in a manner satisfactory to Hecla.

Additional Conditions Precedent to the Obligations of Aurizon

The Arrangement Agreement provides that the obligation of Aurizon to complete the transactions contemplated in the Arrangement Agreement is subject to the fulfillment of the following additional conditions (each of which is for the exclusive benefit of Aurizon and may be waived by Aurizon):

(a)	all covenants of Hecla under the Arrangement Agreement to be performed on or before the Effective Time will have been duly performed by Hecla in all material respects, and Aurizon will have received a certificate of Hecla, addressed to Aurizon and dated the Effective Time, signed on behalf of Hecla by two of its senior executive officers (on Hecla’s behalf and without personal liability), confirming the same as of the Effective Date;
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(b)	all representations and warranties of Hecla set forth in the Arrangement Agreement will be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date), except where the failure or failures of all such representations and warranties (other than certain representations and warranties relating to Hecla's requisite corporate power and capacity, the corporate organization of Hecla and its material subsidiaries and Hecla's capitalization (the "Select Hecla Representations and Warranties")) to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Aurizon or Hecla (it being a separate condition that the representations and warranties of Hecla made in the Select Hecla Representations and Warranties must be accurate in all respects when made and, except as contemplated by the Arrangement Agreement, on and as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date)); and Aurizon will have received a certificate of Hecla, addressed to Aurizon and dated the Effective Time, signed on behalf of each of Hecla by two senior executive officers of each of Hecla (on Hecla’s behalf and without personal liability), confirming the same as at the Effective Date;
(c)	Hecla will have delivered evidence satisfactory to Aurizon of the approval of the listing and posting for trading on the NYSE of Hecla Shares comprising the Share Consideration, subject only to satisfaction of the standard listing conditions, including notice of issuance.

Notice and Cure Provisions

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of the Arrangement Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or
(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

Hecla may not exercise its rights to terminate the Arrangement Agreement pursuant to breaches of certain covenants, representations and warranties by Aurizon and Aurizon may not exercise its right to terminate the Arrangement Agreement pursuant to breaches of certain covenants, representations and warranties by Hecla unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate the Arrangement Agreement until the expiration of a period of ten business days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order, such application and such filing will be postponed until the expiry of such period, provided that such period does not extend beyond the Outside Date. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect, the Arrangement Agreement may not be terminated as a result of the cured breach.

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Non-Solicitation

The Arrangement Agreements provides that Aurizon will not, directly or indirectly, through any Representative: (i) solicit, assist, initiate, facilitate, encourage and otherwise facilitate (including by way of furnishing or providing access to any non-public information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries, proposals or offers that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal; (ii) participate in any discussions or negotiations with any person (other than Hecla or any of its affiliates) that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, provided, however, that Aurizon may respond to a bona fide request for information that did not result from a breach of the non-solicitation provisions of the Arrangement Agreement that would reasonably be expected to lead to an Acquisition Proposal by advising that no information can be provided unless a bona fide Acquisition Proposal is made and then only in compliance with Arrangement Agreement; (iii) approve, accept, endorse or recommend, remain neutral with respect to or propose publicly to accept, approve, endorse or recommend, or remain neutral with respect to, any Acquisition Proposal; (iv) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal; or (v) make a Change in Recommendation.

The Arrangement Agreement further provides that except as otherwise provided in non-solicitation provisions of the Arrangement Agreement, Aurizon will, and will cause its Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by Aurizon, or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, Aurizon will discontinue access to any of its confidential information and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise and will as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information. Aurizon has agreed that, except as permitted by non-solicitation provisions of the Arrangement Agreement described in the paragraph below, it will not terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it is a party (it being acknowledged and agreed that: (i) the automatic termination of the standstill provisions of any such agreement as the result of the entering into the Arrangement Agreement by Aurizon, pursuant to the express terms of any such agreement, will not be a violation of non-solicitation provisions of the Arrangement Agreement, (ii) Hecla is released and discharged from its obligations under certain standstill provisions of the Confidentiality Agreement in respect of the Arrangement Agreement; and (iii) Aurizon undertakes to enforce all standstill, use, non-disclosure, non-disturbance, non-solicitation and similar covenants that it has entered into prior to the date hereof with any person other than Hecla).

Notwithstanding the sections of the Arrangement Agreement described in the two paragraphs above, if at any time following the date of the Arrangement Agreement and prior to obtaining the Aurizon Securityholder Approval of the Arrangement Resolution at the Meeting, Aurizon receives a bona fide written Acquisition Proposal that: (a) did not result from a breach of the Arrangement Agreement; and (b) the Aurizon Board determines in good faith after consultation with its outside legal counsel and financial advisors is, or is likely to lead to a Superior Proposal, then Aurizon may, in response to a request made by the party making such Acquisition Proposal and provided Aurizon is in compliance with the Arrangement Agreement:

(a)	furnish information with respect to Aurizon to the person making such Acquisition Proposal; and/or
(b)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal,
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provided that Aurizon will not, and will not allow its Representatives to, disclose any non-public information with respect to Aurizon to such person (i) if such non-public information has not been previously provided to, or is not concurrently provided to, Hecla; and (ii) without entering into a confidentiality and standstill agreement with such person containing terms that are no less favourable, in the aggregate, to Aurizon and are no more favourable to such person than those found in the Confidentiality Agreement including a "standstill" provision which restricts such person from making or announcing its intention to make an Acquisition Proposal to Aurizon or the Aurizon Shareholders without the consent of the Aurizon Board, provided, however, that such confidentiality agreement will not restrict or prohibit Aurizon from disclosing to Hecla any details concerning such Acquisition Proposal or any Superior Proposal made by such person.

Aurizon will promptly notify Hecla (the "Notice of Acquisition Proposal"), at first orally and then in writing within 24 hours of receipt of an Acquisition Proposal by it or the Aurizon Shareholders, of the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and will include copies of any such proposal, inquiry, offer or request, a copy of any agreement entered into in accordance with the Arrangement Agreement and a copy of any other agreements which relate to the Acquisition Proposal to which Aurizon has access (for example, voting agreements with shareholders of Aurizon or agreements to provide financing, financial support or other assistance to the person making such Acquisition Proposal), and any amendments to any of the foregoing. Aurizon will thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as Hecla may reasonably request. Aurizon will keep Hecla fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and will respond promptly to all inquiries from Hecla with respect thereto.

The Aurizon Board will promptly review and assess each Acquisition Proposal following receipt or announcement thereof (whether such Acquisition Proposal is received by Aurizon or is made to the Aurizon Shareholders directly) to determine whether such Acquisition Proposal is or is likely to lead to a Superior Proposal and will advise Hecla in writing and issue a press release relating thereto within three business days of receiving such Acquisition Proposal.

Right to Match

Aurizon covenants that it will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement) unless:

(a)	Aurizon has complied with its obligations under the Section of the Arrangement Agreement described above under the heading "Non-Solicitation" including providing to Hecla a copy of any agreement to implement the Superior Proposal and any supporting documents, including the terms of any proposal to provide financing for such Superior Proposal;
(b)	the person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction in favour of Aurizon;
(c)	Aurizon has delivered a written notice to Hecla of its determination that such Acquisition Proposal is a Superior Proposal and that it intends to accept, endorse, approve, recommend or enter into an agreement with respect to such Superior Proposal together with a written notice from the Aurizon Board setting out the value and financial terms that the Aurizon Board has determined should be ascribed to any non-cash consideration offered under such Superior Proposal and the basis for such determination in reasonable detail;
(d)	a period (the "Response Period") of five business days has elapsed from the date that is the later of (i) the date on which Hecla receives written notice from the Aurizon Board that the Aurizon Board has determined, subject only to compliance with the Arrangement Agreement relating to Hecla's right to match, to accept, approve, endorse, recommend or enter into a binding agreement to proceed with such Superior Proposal; and (ii) the date Hecla receives a copy of the Superior Proposal and all related documentation;
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(e)	during any Response Period, Hecla has had the opportunity (but not the obligation) to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(f)	if Hecla has offered to amend the Arrangement Agreement and the Arrangement under subsection (e) above, the Aurizon Board (i) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (compared to the terms of the Arrangement as proposed to be amended by Hecla under subsection (e) above; and (ii) has determined in good faith, after consultation with its outside legal counsel, that it is necessary for the Aurizon Board to enter into a definitive agreement with respect to such Superior Proposal in order to properly discharge its fiduciary duties; and

(g)	prior to entering into any definitive agreement with respect to a Superior Proposal, Aurizon terminates the Arrangement Agreement and pays the Termination Fee pursuant to the section of the Arrangement Agreement described below under the heading "Expenses Reimbursement and Termination Fees".

During the Response Period, or such longer period as Aurizon may approve in writing for such purpose: (a) the Aurizon Board will review any offer made by Hecla to amend the terms of the Arrangement Agreement and the Arrangement in good faith after consultation with outside legal and financial advisors, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) Aurizon will negotiate in good faith with Hecla to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable Hecla to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the Aurizon Board determines that such Acquisition Proposal would cease to be a Superior Proposal, Aurizon will promptly so advise Hecla and the Parties will amend the Arrangement Agreement to reflect such offer made by Hecla, and will take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Where at any time before the Aurizon Meeting, Aurizon has provided Hecla with a Notice of Acquisition Proposal, or an Acquisition Proposal has been publicly disclosed or announced and in either case the Response Period has not elapsed, then, subject to applicable Laws, at Hecla’s request, Aurizon will postpone or adjourn the Aurizon Meeting to a date acceptable to Hecla, acting reasonably.

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Aurizon Securityholders will constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement and Hecla will be afforded a new Response Period and the rights afforded in the Arrangement Agreement in respect of each such Acquisition Proposal.

Expenses Reimbursement and Termination Fees

In the event that the Arrangement Agreement is terminated by Hecla pursuant to the section of the Arrangement Agreement described below under the heading "Termination" in circumstances which do not give rise to an obligation of Aurizon to pay a Termination Fee, then Aurizon will reimburse Hecla for all fees, costs and expenses incurred by Hecla in connection with the Arrangement Agreement and the Plan of Arrangement up to a maximum of $8,000,000.

If a Termination Fee Event occurs, Aurizon will pay Hecla (by wire transfer of immediately available funds) the Termination Fee in accordance with the terms of the Arrangement Agreement.

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For the purposes of the Arrangement Agreement, "Termination Fee" means $27,200,000.

For the purposes of the Arrangement Agreement, "Termination Fee Event" means the termination of the Arrangement Agreement:

(a)	by Hecla pursuant to Subsections (c)(i), (c)(iii), (c)(iv) or (c)(v) under the heading "Termination";
(b)	by Aurizon pursuant to subsection (d)(i) under the heading "Termination";
(c)	by either Party pursuant to subsection (b)(i) or (b)(ii) under the heading "Termination" or by Hecla pursuant to subsection (c)(ii) under the heading "Termination", but only if an Acquisition Proposal is publicly announced prior to the termination of the Arrangement Agreement and within twelve months following the date of such termination:
(i)	an Acquisition Proposal is consummated by Aurizon; or
(ii)	Aurizon and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Aurizon Board approves or recommends, an Acquisition Proposal which is subsequently consummated at any time thereafter;

provided that, for the purposes of the Arrangement Agreement, (A) all references to "20%" in the definition of "Acquisition Proposal" will be deemed to be references to "50%"; and (B) the Alamos Offer will not constitute an "Acquisition Proposal" unless the terms of such take-over bid are amended to increase the consideration payable to Aurizon Shareholders thereunder; or

(d)	by either Party pursuant to subsection (b)(i) or (b)(ii) under the heading "Termination" or by Hecla pursuant to subsection (c)(ii) under the heading "Termination", but only if within twelve months following the date of such termination:
(i)	an Acquisition Proposal is consummated by Alamos or any person acting jointly or in concert with Alamos; or
(ii)	Aurizon and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Aurizon Board approves or recommends, an Acquisition Proposal with Alamos or any person acting jointly or in concert with Alamos which is subsequently consummated at any time thereafter.

If a Termination Fee Event occurs due to a termination of the Arrangement Agreement by Aurizon pursuant to subsection (d)(i) under the heading "Termination", or by Hecla pursuant to Subsections (c)(i), (c)(iv) or (c)(v) under the heading "Termination", the Termination Fee will be payable simultaneously with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of the Arrangement Agreement by Hecla pursuant to subsection (c)(iii) under the heading "Termination", the Termination Fee will be payable within two business days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out above in subsection (c), the Termination Fee will be payable within two business days following the closing of the applicable transaction referred to therein. If a Termination Fee becomes payable pursuant to subsection (c) above and Aurizon has previously reimbursed Hecla in respect of its expenses pursuant to the Arrangement Agreement, the amount of the Termination Fee will be reduced by the amount actually paid by Aurizon to Hecla pursuant to the Arrangement Agreement.

Each of the Parties has acknowledged that the agreements contained in the Arrangement Agreement are an integral part of the transactions contemplated in the Arrangement Agreement and that, without those agreements, the Parties would not enter into the Arrangement Agreement. Each Party has acknowledged that all of the payment amounts set out in the Arrangement Agreement are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of the Arrangement Agreement and are not penalties. Aurizon irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, each Party has agreed that, upon any termination of the Arrangement Agreement under circumstances where Hecla is entitled to the Termination Fee and such Termination Fee is paid in full, Hecla will be precluded from any other remedy against Aurizon at law or in equity or otherwise (including, without limitation, an order for specific performance), and will not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Aurizon in connection with the Arrangement Agreement or the transactions contemplated therein. In no event will Aurizon be required to pay Hecla's expenses described above, on the one hand, and the Termination Fee, on the other hand, in the aggregate, an amount in excess of the Termination Fee.

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Nothing in the Arrangement Agreement will relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of the Arrangement Agreement, provided that no party will seek or obtain, or be obligated to pay, punitive or exemplary damages relating to the Arrangement Agreement or the transactions contemplated hereby, whether arising in tort or at law or equity.

Nothing in the Arrangement Agreement will preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in the Arrangement Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

Insurance and Indemnification

Hecla will, or will cause Aurizon to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Aurizon which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date, provided, however, that prior to the Effective Date, Aurizon may, in the alternative, purchase customary run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date with the prior written consent of Hecla, such consent not to be unreasonably withheld, conditioned or delayed.

Hecla has agreed that following the Effective Date it will cause Aurizon to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Aurizon to the extent that such rights are fully disclosed in the Disclosure Letter and has acknowledged that such rights, to the extent that they are disclosed in the Disclosure Letter, will survive the completion of the Plan of Arrangement and will continue in full force and effect.

The provisions of the Arrangement Agreement are intended for the benefit of, and will be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Aurizon has confirmed that it is acting as agent and trustee on their behalf.

Termination

The Arrangement Agreement, other than the provisions relating to expense reimbursement and the Termination Fee, may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time:

(a)	by mutual written agreement of Aurizon and Hecla ; or
(b)	by either Aurizon or Hecla, if:
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(i)	the Effective Time will not have occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement under this subsection (b)(i) will not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;
(ii)	the Aurizon Securityholder Approval is not obtained at the Aurizon Meeting in accordance with the Interim Order provided that a Party may not terminate the Arrangement Agreement pursuant to this subsection (b)(ii) if the failure to obtain the Aurizon Securityholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement; or
(iii)	after the date of the Arrangement Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins Aurizon or Hecla from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable;
(c)	by Hecla, if:
(i)	the Aurizon Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Hecla, or fails to reaffirm its recommendation of the Arrangement within three business days (and in any case prior to the Aurizon Meeting) after having been requested in writing by Hecla to do so (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of three business days or beyond the date which is the day prior to the date proxies in respect of the Aurizon Meeting must be deposited will be considered an adverse modification) (a "Change in Recommendation");
(ii)	subject to the notice and cure provisions described above under the heading "Notice and Cure Provisions", a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Aurizon set forth in the Arrangement Agreement (other than as set forth under the heading "Non-Solicitation") will have occurred that would cause the conditions precedent to the obligations of Hecla (including the mutual conditions), not to be satisfied, and such conditions are incapable of being satisfied by the earlier of the expiry of any applicable cure period or Outside Date; provided that Hecla is not then in breach of the Arrangement Agreement so as to cause any of the conditions precedent to the obligations of Aurizon (including the mutual conditions), not to be satisfied;
(iii)	Aurizon is in breach or in default of any of its obligations or covenants set forth under the heading "Non-Solicitation";
(iv)	the Aurizon Board authorizes Aurizon to enter into a binding written agreement relating to a Superior Proposal; or
(v)	any person or group of persons acting jointly and in concert acquires ownership of, or control or direction over, Aurizon Shares which represent 33⅓% or more of the issued and outstanding Aurizon Shares; or
(d)	by Aurizon, if:
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(i)	the Aurizon Board authorizes Aurizon, subject to complying with the terms of the Arrangement Agreement, to enter into a legally binding agreement with respect to a Superior Proposal; provided that concurrently with such termination, Aurizon pays the Termination Fee payable pursuant to the Section of the Arrangement Agreement described above under the heading "Expenses Reimbursement and Termination Fees"; or
(ii)	subject to the notice and cure provisions described above under the heading "Notice and Cure Provisions", a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Hecla set forth in the Arrangement Agreement will have occurred that would cause the conditions precedent to the obligations of Aurizon (including the mutual conditions), not to be satisfied, and such conditions are incapable of being satisfied by the earlier of the expiry of any applicable cure period or the Outside Date; provided that Aurizon is not then in breach of the Arrangement Agreement so as to cause any of the conditions precedent to the obligations of Hecla (including the mutual conditions), not to be satisfied.

The Party desiring to terminate the Arrangement Agreement (other than pursuant to subsection (a) above) will give notice of such termination to the other Parties.

If the Arrangement Agreement is terminated pursuant to the Arrangement Agreement, the Arrangement Agreement will become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this paragraph and the Sections of the Arrangement Agreement described above under the heading "Expenses Reimbursement and Termination Fees", and governing law and the provisions of the Confidentiality Agreement (including any standstill provisions contained therein) will survive any termination of the Arrangement Agreement pursuant to the Arrangement Agreement, provided further that neither the termination of the Arrangement Agreement nor anything contained in the Arrangement Agreement will relieve a Party from any liability arising prior to such termination.

Amendment

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;
(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;
(c)	waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; and/or
(d)	waive compliance with or modify any mutual conditions precedent contained in the Arrangement Agreement.

RISK FACTORS Relating to the Arrangement

The following risk factors relating to the Arrangement should be considered by Aurizon Securityholders in evaluating whether to vote to approve the Arrangement Resolution. These risk factors should be considered in conjunction with the other information contained in or incorporated by reference into this Circular. See "Information Concerning Aurizon – Risk Factors" and "Information Concerning Hecla – Risk Factors".

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Because the market price of the Hecla Shares and the Aurizon Shares will fluctuate and the exchange ratio is fixed, Aurizon Securityholders cannot be certain of the market value of the Hecla Shares they may receive for their Aurizon Shares under the Arrangement.

The exchange ratio between Aurizon Shares and Hecla Shares comprising the Share Consideration, on a per-share basis, is fixed and will not increase or decrease due to fluctuations in the market price of Hecla Shares or Aurizon Shares. The market price of Hecla Shares or Aurizon Shares could each fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, the differences between Hecla’s and Aurizon’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, fluctuations in the prices of silver and gold, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Hecla Shares that holders of Aurizon Shares may receive on the Effective Date. There can be no assurance that the market value of the Hecla Shares that the holders of Aurizon Shares may receive on the Effective Date will equal or exceed the market value of the Aurizon Shares held by such Aurizon Shareholders prior to the Effective Date. In addition, the trading price of the Hecla Shares may decline following the completion of the Arrangement.

There can be no certainty that all conditions precedent to the Arrangement will be satisfied. Failure to complete the Arrangement could negatively impact the market price of the Aurizon Shares.

The Arrangement is subject to certain conditions that are outside the control of Aurizon and Hecla, including, without limitation, the receipt of the Final Order and the receipt of Investment Canada Act Approval. There can be no assurance that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, the market price of the Aurizon Shares may decline. If the Arrangement is not completed and the Aurizon Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay consideration for the Aurizon Shares that is equivalent to, or more attractive than, the Consideration payable pursuant to the Arrangement.

The Arrangement Agreement may be terminated by Hecla in certain circumstances, including in the event of the occurrence of an Aurizon Material Adverse Effect or if any person or group of persons acting jointly and in concert acquires Aurizon Shares which represent 33⅓% or more of the outstanding Aurizon Shares and may be terminated by Aurizon in certain circumstances.

Each of Hecla and Aurizon have the right to terminate the Arrangement Agreement and the Arrangement in certain circumstances. Accordingly, there can be no assurance that the Arrangement Agreement will not be terminated by either Hecla or Aurizon before the completion of the Arrangement. For example, Hecla has the right, in certain circumstances, to terminate the Arrangement Agreement if an Aurizon Material Adverse Effect occurs. In addition, Hecla has the right to terminate the Arrangement Agreement if any person or group of persons acting jointly and in concert, acquires ownership of, or control or direction over, Aurizon Shares which represent 33⅓% or more of the issued and outstanding Aurizon Shares. See "The Arrangement Agreement — Termination".

Hecla and Aurizon may not integrate successfully.

If approved, the Arrangement will involve the integration of companies that previously operated independently. As a result, the Arrangement will present challenges to management, including the integration of the operations, systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management’s attention and the loss of key employees.

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The difficulties management encounters in the transition and integration process could have an adverse effect on the revenues, level of expenses and operating results of the Combined Company. As a result of these factors, it is possible that any benefits expected from the combination will not be realized.

Uncertainty surrounding the Arrangement could adversely affect Aurizon’s retention of customers, suppliers and personnel and could negatively impact Aurizon’s future business and operations.

Because the Arrangement is dependent upon satisfaction of certain conditions, its completion is subject to uncertainty. In response to this uncertainty, Aurizon’s customers and suppliers may delay or defer decisions concerning Aurizon. Any delay or deferral of those decisions by customers and suppliers could have an adverse effect on the business and operations of Aurizon, regardless of whether the Arrangement is ultimately completed.

United States federal income tax consequences of the Arrangement.

Aurizon will not seek an advance income tax ruling from the IRS with respect to the U.S. federal income tax consequences of the Arrangement. Whether the transaction is fully taxable or partially tax-deferred for U.S. federal income tax purposes depends on whether the Share Consideration constitutes a sufficient portion, by value, of the total Consideration. There is no authority directly on point holding that Share Consideration constituting 35% of the total Consideration is sufficient for a partially tax-deferred reorganization, although there is authority providing that Share Consideration constituting 40% of the total Consideration would be sufficient for a partially tax-deferred reorganization. The Exchange might result in a recognized capital gain for U.S. federal income tax purposes to an Aurizon Shareholder if the Exchange does not qualify as a reorganization for such purposes. If the Exchange qualifies as a reorganization, a U.S. Holder that realizes a loss for U.S. federal income tax purposes pursuant to the Arrangement would not be permitted to recognize such loss. For a summary of certain U.S. federal income tax considerations arising from the Arrangement, see "Certain United States Federal Income Tax Considerations", which qualifies the information set forth above. Such summary is not intended to be legal or tax advice to any particular Aurizon Shareholder. Aurizon Shareholders should consult their own tax and investment advisors with respect to their particular circumstances.

The pro forma condensed combined financial statements are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the Arrangement.

The pro forma condensed combined financial statements contained in this Circular are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the Arrangement for several reasons. For example, the pro forma condensed combined financial statements have been derived from the historical financial statements of Hecla and Aurizon and certain adjustments and assumptions have been made regarding the Combined Company after giving effect to the Arrangement. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the pro forma condensed combined financial statements do not reflect all costs that are expected to be incurred by the Combined Company in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating Hecla and Aurizon is not reflected in the pro forma condensed combined financial statements. In addition, the assumptions used in preparing the pro forma condensed combined financial information may not prove to be accurate, and other factors may affect the Combined Company’s financial condition or results of operations following the Arrangement. The Combined Company’s stock price may be adversely affected if the actual results of the Combined Company fall short of the pro forma condensed combined financial statements contained in this Circular. See "Information Concerning the Combined Company - Unaudited Pro forma condensed combined Financial Statements" and the Unaudited Pro forma condensed combined Financial Statements attached as Appendix I to this Circular.

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Directors and executive officers of Aurizon may have interests in the Arrangement that are different from those of Aurizon Securityholders generally.

Certain executive officers and directors of Aurizon may have interests in the Arrangement that may be different from, or in addition to, the interests of Aurizon Securityholders generally including, but not limited to, the receipt of certain change of control payments as discussed under the heading "Interests of Directors and Executive Officers of Aurizon in the Arrangement ". The Aurizon Board retained its own independent legal counsel and financial adviser in respect of the Arrangement. In addition, the Aurizon Board established a special committee comprised of independent directors to evaluate the Arrangement and advise the full Aurizon Board on whether the Arrangement is in the best interests of Aurizon and fair to the Aurizon Securityholders. The Special Committee also had its own independent financial advisor. The Special Committee and the Aurizon Board each recommended in favour of the Arrangement. Nevertheless, Aurizon Securityholders should consider these interests in connection with their vote on the Arrangement Resolution, including whether these interests may have influenced Aurizon’s executive officers and directors to recommend or support the Arrangement.

RIGHTS OF DISSENTING SHAREHOLDERS

Registered Shareholders who wish to dissent should take note that strict compliance with the Dissent Procedures is required.

The following description of the Dissent Procedures is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Aurizon Shares and is qualified in its entirety by the reference to the full text of the Interim Order and Part 8, Division 2 of the BCBCA which are attached to this Circular as Appendices E and G, respectively. A Dissenting Shareholder who intends to exercise the Dissent Rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order and consult with its own advisors. Failure to comply strictly with the provisions of the BCBCA, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, each Registered Shareholder may exercise Dissent Rights under Sections 237 to 247 of the BCBCA as modified by the Interim Order or the Final Order in respect of the Arrangement. Aurizon Shareholders who duly exercise such Dissent Rights and who:

(a)	are ultimately determined to be entitled to be paid fair value for the Aurizon Shares in respect of which they have exercised Dissent Rights will be deemed to have transferred such Aurizon Shares to Acquireco for cancellation immediately prior to the Effective Time, and Acquireco shall fund such payment using its own assets; or
(b)	are ultimately not entitled, for any reason, to be paid fair value for the Aurizon Shares in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement on the same basis as an Aurizon Shareholder that has not exercised Dissent Rights, and shall only be entitled to receive the Consideration, but in no case will Hecla, Aurizon or any other person be required to recognize such Dissenting Shareholders as Aurizon Shareholders after the cancellation of the Dissenting Shares, which cancellation is to occur at the Effective Time, and each Dissenting Shareholder will cease to be entitled to the rights of an Aurizon Shareholder in respect of the Dissenting Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register will be amended to reflect that such former holder is no longer the holder of such Aurizon Shares as and from the Effective Time.

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Persons who are Beneficial Shareholders who wish to dissent with respect to their Aurizon Shares should be aware that only Registered Shareholders are entitled to dissent with respect to them. A Registered Shareholder such as an intermediary who holds Aurizon Shares as nominee for Beneficial Shareholders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such Beneficial Shareholders with respect to the Aurizon Shares held for such Beneficial Shareholders. In such case, the Notice of Dissent (as defined below) should set forth the number of Aurizon Shares it covers.

Pursuant to Section 238 of the BCBCA, the Interim Order and the Plan of Arrangement, every Registered Shareholder who dissents from the Arrangement Resolution in compliance with Sections 237 to 247 of the BCBCA will be entitled to be paid by Acquireco the fair value of the Aurizon Shares held by such Dissenting Shareholder determined as at the point in time immediately before the passing of the Arrangement Resolution.

A Dissenting Shareholder must dissent with respect to all Aurizon Shares in which the holder owns a beneficial interest. A Registered Shareholder who wishes to dissent must deliver written notice of dissent (a "Notice of Dissent") to Aurizon, c/o Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, B.C. V7X 1L3 Attention: Sean Boyle by 1:00 p.m. (Vancouver time) on May 7, 2013, and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA. Any failure by an Aurizon Shareholder to fully comply may result in the loss of that holder’s Dissent Rights. Beneficial Shareholders who wish to exercise Dissent Rights must arrange for the Registered Shareholder holding their Aurizon Shares to deliver the Notice of Dissent.

The delivery of a Notice of Dissent does not deprive a Dissenting Shareholder of the right to vote at the Meeting on the Arrangement Resolution; however, a Dissenting Shareholder is not entitled to exercise the Dissent Rights with respect to any of his or her Aurizon Shares if the Dissenting Shareholder votes in favour of the Arrangement Resolution. A vote against the Arrangement Resolution, whether in person or by proxy, does not constitute a Notice of Dissent.

A Dissenting Shareholder must prepare a separate Notice of Dissent for him or herself, if dissenting on his or her own behalf, and for each other person who beneficially owns Aurizon Shares registered in the Dissenting Shareholder’s name and on whose behalf the Dissenting Shareholder is dissenting; and must dissent with respect to all of the Aurizon Shares registered in his or her name beneficially owned by the Beneficial Shareholder on whose behalf he or she is dissenting. The Notice of Dissent must set out the number of Aurizon Shares in respect of which the Notice of Dissent is to be sent (the "Notice Shares") and: (a) if such Aurizon Shares constitute all of the Aurizon Shares of which the Dissenting Shareholder is the registered and beneficial owner, a statement to that effect; (b) if such Aurizon Shares constitute all of the Aurizon Shares of which the Dissenting Shareholder is both the registered and beneficial owner but the Dissenting Shareholder owns additional Aurizon Shares beneficially, a statement to that effect and the names of the Registered Shareholders, the number of Aurizon Shares held by such registered owners and a statement that written Notices of Dissent has or will be sent with respect to such Aurizon Shares; or (c) if the Dissent Rights are being exercised by a registered owner who is not the beneficial owner of such Aurizon Shares, a statement to that effect and the name of the beneficial owner and a statement that the registered owner is dissenting with respect to all Aurizon Shares of the beneficial owner registered in such registered owner’s name.

If the Arrangement Resolution is approved by the Aurizon Securityholders by special resolution and if Aurizon notifies the Dissenting Shareholders of its intention to act upon the Arrangement Resolution, the Dissenting Shareholder is then required within one month after Aurizon gives such notice, to send to Aurizon, the certificates representing the Notice Shares and a written statement that requires Aurizon to purchase all of the Notice Shares. If the Dissent Right is being exercised by the Dissenting Shareholder on behalf of a Beneficial Shareholder who is not the Dissenting Shareholder, a statement signed by the beneficial owner is required which sets out whether the beneficial owner is the beneficial owner of other Aurizon Shares and if so, (i) the names of the registered owners of such Aurizon Shares; (ii) the number of such Aurizon Shares; and (iii) that dissent is being exercised in respect of all of such Aurizon Shares. Upon delivery of these documents, the Dissenting Shareholder is deemed to have sold the Aurizon Shares and Aurizon is deemed to have purchased them. Once the Dissenting Shareholder has done this, the Dissenting Shareholder may not vote or exercise any shareholder rights in respect of the Notice Shares.

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The Dissenting Shareholder and Aurizon may agree on the payout value of the Notice Shares; otherwise, either party may apply to the Court to determine the fair value of the Notice Shares or apply for an order that value be established by arbitration or by reference to the registrar or a referee of the Court. After a determination of the payout value of the Notice Shares, Aurizon must then promptly pay that amount to the Dissenting Shareholder.

A Dissenting Shareholder loses his or her Dissent Right if, before full payment is made for the Notice Shares, Aurizon abandons the corporate action that has given rise to the Dissent Right (namely, the Arrangement), a court permanently enjoins the action, or the Dissenting Shareholder withdraws the Notice of Dissent with Aurizon’s consent. When these events occur, Aurizon must return the share certificates to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise shareholder rights.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. An Aurizon Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA as modified by the Interim Order. Persons who are non-registered holders of Aurizon Shares registered in the name of an intermediary such as a broker, custodian, nominee, other intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such Aurizon Shares is entitled to dissent.

Aurizon suggests that any Aurizon Shareholder wishing to avail himself or herself of the Dissent Rights seek his or her own legal advice as failure to comply strictly with the applicable provisions of the BCBCA and the Interim Order may prejudice the availability of such Dissent Rights. Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive process.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in the Interim Order, it will lose its Dissent Rights, Aurizon will return to the Dissenting Shareholder the certificates representing the Notice Shares that were delivered to Aurizon, if any, and if the Arrangement is completed, that Dissenting Shareholder will be deemed to have participated in the Arrangement on the same terms as an Aurizon Shareholder.

If a Dissenting Shareholder strictly complies with the foregoing requirements of the Dissent Rights, but the Arrangement is not completed, Aurizon will return to the Dissenting Shareholder the certificates delivered to Aurizon by the Dissenting Shareholder, if any.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations for Aurizon Shareholders

In the opinion of Blake, Cassels & Graydon LLP, counsel to Aurizon, the following is a summary of the principal Canadian federal income tax considerations generally applicable to Aurizon Shareholders who, for purposes of the Tax Act, and at all relevant times, hold their Aurizon Shares, and will hold their Hecla Shares acquired pursuant to the Arrangement, as capital property, deal at arm’s length with, and are not affiliated with, Aurizon, Hecla, or Acquirco, and who dispose of Aurizon Shares pursuant to the Arrangement.

Aurizon Shares and Hecla Shares will generally be considered to be capital property to a holder of such shares for purposes of the Tax Act unless such securities are held in the course of carrying on a business of trading or dealing in securities, or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Aurizon Shareholders who are residents of Canada for purposes the Tax Act and whose Aurizon Shares might not otherwise qualify as capital property, may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Aurizon Shares and every "Canadian security" (as defined in the Tax Act) owned by such Aurizon Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. This election does not apply to Hecla Shares or Aurizon Options. Aurizon Shareholders who do not hold their Aurizon Shares as capital property or who will not hold their Hecla Shares as capital property should consult their own tax advisors regarding their particular circumstances.

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This summary is based on the facts set out in the Circular, the current provisions of the Tax Act and the regulations thereunder and counsel’s understanding of the current published administrative policies and assessing practices of the CRA publicly available prior to the date of this document. This summary takes into account all proposed amendments to the Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof ("Proposed Amendments") and assumes that such Proposed Amendments will be enacted substantially as proposed. However, no assurance can be given that such Proposed Amendments will be enacted in the form proposed, or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement and/or the holding of Hecla Shares. Except for the Proposed Amendments, this summary does not take into account or anticipate any other changes in law or any changes in the CRA’s administrative policies and assessing practices, whether by judicial, governmental or legislative action or decision, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

This summary does not apply to: (i) an Aurizon Shareholder with respect to whom Hecla is or will be a "foreign affiliate" within the meaning of the Tax Act, (ii) an Aurizon Shareholder that is a "financial institution", for the purposes of the mark-to-market rules in the Tax Act, (iii) an Aurizon Shareholder an interest in which is a "tax shelter investment" as defined in the Tax Act, (iv) an Aurizon Shareholder that is a "specified financial institution" as defined in the Tax Act, (v) an Aurizon Shareholder who has made a "functional currency" election under section 261 of the Tax Act, (vi) an Aurizon Shareholder who received Aurizon Shares upon exercise of a stock option prior to the Effective Time or (v) an Aurizon Shareholder that has entered into, with respect to the Aurizon Shares, a "derivative forward agreement" as that term is defined in proposed amendments contained in a Notice of Ways and Means Motion that accompanied the federal budget tabled by the Minister of Finance (Canada) on March 21, 2013.

Further, this summary is not applicable to a person that (i) is a corporation resident in Canada and (ii) is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of Hecla Shares, controlled by a non‑resident corporation for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Any such shareholder should consult its own tax advisor.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Aurizon Shareholder. Aurizon Shareholders should consult their own tax advisors as to the tax consequences to them of the Arrangement and the holding of Hecla Shares.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in U.S. dollars must be converted into Canadian dollars generally based on the Bank of Canada noon spot exchange rate on the date such amounts arise.

Resident in Canada

The following section of the summary only applies to an Aurizon Shareholder who, for purposes of the Tax Act, is or is deemed to be a resident of Canada at all relevant times (a "Resident Shareholder").

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Exchange of Aurizon Shares for the Consideration

A Resident Shareholder who exchanges Aurizon Shares with Acquireco for the Consideration under the Arrangement will be considered to have disposed of such Aurizon Shares for proceeds of disposition equal to the fair market value at the Effective Time of the Consideration received (being the amount of cash received, the fair market value of Hecla Shares received or a combination of the amount of cash and fair market value of the Hecla Shares received) by such Resident Shareholder for their Aurizon Shares. As a result, the Resident Shareholder will generally realize a capital gain (or a capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Shareholder of such Aurizon Shares.

For a description of the tax treatment of capital gains and losses, see "Canadian Federal Income Tax Considerations for Aurizon Shareholders — Resident in Canada — Taxation of Capital Gains or Capital Losses" below.

Acquisition and Disposition of Hecla Shares

The cost of any Hecla Shares received in exchange for Aurizon Shares pursuant to the Arrangement will be equal to the fair market value of such Hecla Shares at the Effective Time and will generally be averaged with the adjusted cost base of any other Hecla Shares held at that time by the holder as capital property for the purpose of determining the holder’s adjusted cost base of such Hecla Shares.

A disposition or deemed disposition of Hecla Shares by a Resident Shareholder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Hecla Shares immediately before the disposition. For a description of the tax treatment of capital gains and losses, see "Canadian Federal Income Tax Considerations for Aurizon Shareholders — Resident in Canada — Taxation of Capital Gains or Capital Losses" below.

Dividends on Hecla Shares

Dividends on Hecla Shares, before deduction of any withholding taxes as may be applicable, will be included in the Resident Shareholder’s income for the purposes of the Tax Act. Such dividends received by a Resident Shareholder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act. A Resident Shareholder that is a corporation must include such dividends in computing its income and will not be entitled to deduct the amount of the dividends in computing its taxable income.

A Resident Shareholder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6 ⅔% on its "aggregate investment income" (as defined in the Tax Act), including dividends received on Hecla Shares that are not deductible in computing taxable income.

Any United States non-resident withholding tax on these dividends generally will be eligible for foreign tax credit or deduction treatment to the extent and under the circumstances provided in the Tax Act.

Taxation of Capital Gains or Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Shareholder in a taxation year must be included in the Resident Shareholder’s income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Resident Shareholder in a taxation year must be deducted from taxable capital gains realized by the Resident Shareholder in that year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

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A Resident Shareholder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on its "aggregate investment income" (as defined in the Tax Act), including any taxable capital gains.

If the Resident Shareholder is a corporation, the amount of any capital loss realized on a disposition or deemed disposition of an Aurizon Share may be reduced by the amount of dividends received or deemed to have been received by it on such share (and in certain circumstances a share exchanged for such share) to the extent and under circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares. Resident Shareholders to whom these rules may be relevant should consult their own tax advisors.

Minimum Tax

A Resident Shareholder who is an individual (including certain trusts) is subject to a minimum tax under the Tax Act. This tax is computed by reference to adjust taxable income. Eighty percent (80%) of capital gains (net of capital losses) and the actual amount of taxable dividends (not including any gross-up) are included in determining the adjusted taxable income of an individual. Any additional tax payable by an individual under the minimum tax provisions may be carried forward and applied against certain tax otherwise payable in any of the seven immediately following taxation years, to the extent specified by the Tax Act.

Foreign Property Information Reporting

In general, a "specified Canadian entity" for a taxation year or fiscal period whose total cost amount of "specified foreign property" (both as defined in the Tax Act) at any time in the year or fiscal period exceeds $100,000, is required to file an information return for the year or period disclosing prescribed information. With some exceptions, an Aurizon Shareholder resident in Canada in the year will be a specified Canadian entity. On March 4, 2010, the Minister of Finance (Canada) announced proposals to expand existing reporting requirements with respect to specified foreign property to require more detailed information. As of the date hereof, no detailed legislative proposals with respect to such amended reporting requirements have been made public.

Hecla Shares will constitute specified foreign property to a holder. Accordingly, holders of Hecla Shares should consult their own tax advisors regarding compliance with these rules.

Offshore Investment Fund Property

The Tax Act contains rules which may require a taxpayer to include in income in each taxation year an amount in respect of the holding of an "offshore investment fund property". These rules could apply to a holder of a Hecla Share if, but only if:

(1)	the Hecla Share may reasonably be considered to derive its value, directly or indirectly, primarily from portfolio investments in: (i) shares of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing (collectively, "Investment Assets"); and
(2)	it may reasonably be concluded, having regard to all the circumstances, that one of the main reasons for the holder acquiring, holding or having an interest in the Hecla Share was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains been earned directly by such holder.
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If applicable, these rules would generally require a holder of a Hecla Share to include in income, for each taxation year in which such holder holds the Hecla Share, an imputed amount determined by applying a prescribed rate of interest to the "designated cost" to the holder of the Hecla Share, at the end of each month in the year, less the amount of certain income of the holder from the Hecla Share, in the year. Any amount required to be included in computing a holder’s income in respect of a Hecla Share under these rules would be added to the adjusted cost base to the holder of such share or note.

Holders of Hecla Shares are urged to consult their own tax advisors regarding the application and consequences of these rules.

Dissenting Aurizon Shareholders

A Resident Shareholder who is also a Dissenting Shareholder (a "Resident Dissenting Shareholder") will be deemed to have transferred his, her or its Aurizon Shares to Acquirco as of the Effective Time and will receive a cash payment from Acquirco in respect of the fair value of the Resident Dissenting Shareholder’s Aurizon Shares. Such a Resident Dissenting Shareholder will be considered to have disposed of the Aurizon Shares for proceeds of disposition equal to the amount received by the Resident Dissenting Shareholder (less any interest awarded by a court). As a result, such Resident Dissenting Shareholder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net any reasonable cost of disposition, received exceed (or is less than) the adjusted cost base to the Resident Dissenting Shareholder of the Aurizon Shares.

Interest awarded to a Resident Dissenting Shareholder by a court will be included in the Resident Dissenting Shareholder’s income for the purposes of the Tax Act. In addition, a Resident Dissenting Shareholder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on its "aggregate investment income" (as defined in the Tax Act), including taxable capital gains and interest income.

A Resident Shareholder who exercises his or her dissent rights but who is not ultimately determined to be entitled to be paid fair value for the Aurizon Shares held by such Resident Shareholder will be deemed to have participated in the Arrangement and will receive Cash Consideration. Such a Resident Shareholder will be considered to have disposed of the Aurizon Shares for proceeds of disposition equal to the cash received. As a result, such Resident Shareholder will realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, received exceed (or is less than) the adjusted cost base to the Resident Shareholder of the Aurizon Shares.

For a description of the tax treatment of capital gains and losses, see "Canadian Federal Income Tax Considerations for Aurizon Shareholders – Residents in Canada – Taxation of Capital Gains or Losses" above.

Eligibility for Investment

The Hecla Shares to be issued pursuant to the Arrangement would, if issued on the date of this Circular, be "qualified investments" under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), a registered retirement income fund ("RRIF"), a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and a tax‑free savings account ("TFSA") (collectively, "Registered Plans") provided that the Hecla Shares are listed on a "designated stock exchange" as defined for purposes of the Tax Act (which includes the NYSE on the date of this Circular).

Notwithstanding the foregoing, a holder of Hecla Shares will be subject to a penalty tax if the Hecla Shares are held in a RRSP, RRIF, TFSA, as the case may be, and are a "prohibited investment" for such RRSP, RRIF, TFSA under the Tax Act. However, the Hecla Shares will not be a prohibited investment for a RRSP, RRIF or TFSA, as the case may be, held by a particular holder or annuitant provided the holder or annuitant deals at arm’s length with Hecla for the purposes of the Tax Act, and does not have a "significant interest" (as defined in the Tax Act) in Hecla. In addition, pursuant to Proposed Amendments, Hecla Shares will generally not be a prohibited investment if the Hecla Shares are "excluded property" as defined in the Proposed Amendments. Shareholders should consult their own tax advisors as to whether the Hecla Shares will be a prohibited investment in their particular circumstances, including the respect to whether the Hecla Shares would be "excluded property" as defined in the Proposed Amendments.

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Not Resident in Canada

The following section of the summary only applies to an Aurizon Shareholder who, (i) for the purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, a resident of Canada (ii) does not, and is not deemed to, use or hold Aurizon Shares, or any Hecla Shares received pursuant to the Arrangement, in or in the course of, carrying on a business in Canada, and (iii) is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a "Non-Resident Shareholder").

Disposition of Aurizon Shares

A Non-Resident Shareholder will not be subject to tax under the Tax Act on the disposition of Aurizon Shares unless the Aurizon Shares constitute "taxable Canadian property" of the Non‑Resident Shareholder for purposes of the Tax Act and the Non‑Resident Shareholder is not entitled to relief under an applicable income tax treaty or convention.

Generally, Aurizon Shares will not be "taxable Canadian property" of a Non-Resident Shareholder at a particular time provided that the Aurizon Shares are listed on a designated stock exchange (which includes the TSX at that time, unless: (i) at any time during the sixty-month period immediately preceding the disposition of the Aurizon Shares by such Non-Resident Shareholder, (A) the Non-Resident Shareholder, persons not dealing at arm’s length with such Non-Resident Shareholder, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of Aurizon and (B) more than 50% of the fair market value of the Aurizon Shares was delivered directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" as defined in the Tax Act, "timber resource properties" as defined in the Tax Act, and options in respect of, interests in, or civil law rights in, an such properties; or (ii) the Non-Resident Shareholder’s Aurizon Shares were acquired in certain types of tax-deferred exchanges in consideration for property that was itself taxable Canadian property.

Even if any of the Aurizon Shares are "taxable Canadian property" to a Non‑Resident Shareholder at a particular time such holder may be exempt from tax by virtue of an income tax treaty or convention to which Canada is a signatory.

In the event Aurizon Shares are taxable Canadian property to a Non-Resident Shareholder at the time of disposition and such Non‑Resident Shareholder is not exempt from tax by a tax treaty, the tax consequences described above under "Canadian Federal Income Tax Considerations for Aurizon Shareholders – Resident in Canada – Exchange of Aurizon Shares for the Consideration" will generally apply.

Dissenting Aurizon Shareholders

A Non‑Resident Shareholder who is a Dissenting Shareholder (a "Non‑Resident Dissenting Shareholder") will be deemed to have transferred his, her or its Aurizon Shares to Acquirco as of the Effective Time and will receive the cash payment from Acquirco in respect of the fair market value of the Non‑Resident Dissenting Shareholder’s of Aurizon Shares. A Non‑Resident Dissenting Shareholder will not be subject to tax under the Tax Act on such disposition of Aurizon Shares unless the Aurizon Shares constitute "taxable Canadian property" as discussed above under the heading "Canadian Federal Income Tax Considerations for Aurizon Shareholders – Not Resident in Canada – Disposition of Aurizon Shares".

Interest (if any) awarded by a court to a Dissenting Non‑Resident Shareholder generally should not be subject to withholding tax under the Tax Act.

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A Non‑Resident Shareholder who exercises his or her dissent rights but who is not ultimately determined to be entitled to be paid fair value for the Aurizon Shares held by such Resident Shareholder will be deemed to have participated in the Arrangement and will receive Cash Consideration. Such a Non‑Resident Shareholder will be considered to have disposed of the Aurizon Shares from proceeds of disposition equal to the cash so received and will not be subject to tax under the Tax Act on the disposition unless the Aurizon Shares constitute "taxable Canadian property" of the Non‑Resident Shareholder as discussed above under the heading "Canadian Federal Income Tax Considerations for Aurizon Shareholders – Not Resident in Canada – Disposition of Aurizon Shares".

Canadian Federal Income Tax Considerations for Aurizon Optionholders

The following is, as of the date hereof, a summary of certain Canadian federal income tax considerations generally applicable under the Tax Act in respect of the Arrangement that will generally apply to an Aurizon Optionholder who (i) at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act, (ii) disposes of his or her Aurizon Options pursuant to the Plan of Arrangement, (iii) is a current or former employee or director of Aurizon, (iv) received his Aurizon Options in respect of, in the course of, or by virtue of, such employment or in consideration for the services performed by him as a director of Aurizon, and (v) at the time the Aurizon Optionholder’s Aurizon Options were granted, dealt at arm’s length with Aurizon. This summary does not describe the tax consequences of an exercise or other disposition of Aurizon Options by Aurizon Optionholders, prior to the Effective Time, and holders who have, or wish to, exercise or dispose of their Aurizon Options prior to the Effective Time should consult their own tax advisors. Aurizon Optionholders to whom this summary does not apply should consult their own advisors with respect to the consequences of transactions contemplated herein.

Disposition of Aurizon Options for Aurizon Shares

The terms of the Arrangement provide that Aurizon Options that are not exercised prior to the Effective Time and are "in the money" will be transferred and diposed of to Aurizon for payment of the Option Consideration. An Aurizon Optionholder will be required to include in computing his or her income from employment for such year, the fair market value, at the Effective Time, of the Option Consideration (the "Benefit"). An Aurizon Optionholder may, in computing taxable income for the taxation year in which the Benefit is included in income, deduct one half of the amount of the Benefit, provided the Aurizon Optionholder deals at arm’s length with Aurizon and certain other conditions are met. Aurizon Optionholders should consult their own advisors in this regard.

The cost to an Aurizon Optionholder of Aurizon Shares acquired as the Option Consideration will be equal to the fair market value of the Aurizon Shares at the Effective Time and will generally be averaged with the adjusted cost base of any other Aurizon Shares held at that time by the Aurizon Optionholder as capital property for purposes of determining the Aurizon Optionholder’s adjusted cost base of such Aurizon Shares.

Disposition of Aurizon Shares pursuant to the Arrangement is discussed above under "Canadian Federal Income Tax Considerations for Aurizon Shareholders".

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER; (B) THIS DISCUSSION WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS DISCUSSED HEREIN; AND (C) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following discussion summarizes certain U.S. federal income tax considerations generally applicable to U.S. Holders and non-U.S. Holders (each as defined below and collectively referred to as “Holders”) of Aurizon Shares relating to the Exchange, and of the ownership and disposition of Hecla Shares received in the Arrangement. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder (“Treasury Regulations”), judicial authorities, published positions of the IRS, the Canada-United States Income Tax Convention (1980), as amended (the “Convention”) and other applicable authorities, all as in effect on the date hereof and all of which are subject to change, perhaps retroactively, and to differing interpretations, so as to result in U.S. federal income tax considerations different from those summarized below.

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There can be no assurance that the IRS will not challenge one or more of the tax considerations described in this summary, and Aurizon has not obtained, nor does it intend to obtain, a ruling from the IRS or an opinion from legal counsel with respect to the U.S. federal income tax considerations discussed herein. This summary addresses only certain considerations arising under U.S. federal income tax law, and does not address any other federal tax considerations or any tax considerations arising under the laws of any state, locality or non-U.S. taxing jurisdiction.

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with the Exchange (whether or not any such transactions are undertaken in connection with the Exchange), including, without limitation, the following:

  any conversion into Aurizon Shares or Hecla Shares of any notes, debentures or other debt instruments;
  any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving RSUs, DSUs, or any rights to acquire Aurizon Shares or Hecla Shares, including the Aurizon Options; and
  any transaction, other than the Exchange, in which Aurizon Shares or Hecla Shares are acquired.

This summary is of a general nature only and does not address all of the U.S. federal income tax considerations that may be relevant to a Holder in light of such Holder’s particular situation. In particular, this discussion only deals with Holders that hold Aurizon Shares and Hecla Shares, as applicable, as “capital assets” (generally, property held for investment purposes), and does not address the special tax rules that may apply to special classes of taxpayers, such as:

  securities broker-dealers;
  persons that hold Aurizon Shares or Hecla Shares, as applicable, as part of a hedging or integrated financial transaction or a straddle;
  U.S. Holders whose functional currency is not the U.S. dollar;
  U.S. expatriates;
  persons that are owners of an interest in a partnership or other pass-through entity that is a holder of Aurizon Shares or Hecla Shares, as applicable;
  partnerships or other pass-through entities;
  regulated investment companies;
  financial institutions;
  insurance companies;
  traders that have elected a mark-to-market method of accounting;
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  tax-exempt organizations;
  holders that own or have owned, directly, indirectly or by attribution, 5% or more of Aurizon’s or Hecla’s outstanding voting share capital, as applicable;
  persons subject to the alternative minimum tax; and
  persons who hold Aurizon Options or persons who received their Aurizon Shares upon the exercise of employee stock options or otherwise as compensation.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds Aurizon Shares or Hecla Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. This summary does not discuss the tax consequences to such partners or partnerships. A partner of a partnership that owns or may acquire Aurizon Shares or Hecla Shares is urged to consult the partner’s tax advisor regarding the specific tax consequences of the Exchange and the ownership and disposition of Hecla Shares received in the Exchange.

This discussion is for general information only and is not intended to constitute a complete description of all tax consequences for Holders relating to the acquisition, ownership and disposition of the Aurizon Shares and Hecla Shares. Prospective investors are urged to consult their own tax advisors with regard to the application of the tax consequences discussed below to their particular situations as well as the application of any state, local, non-U.S. or other tax laws, including gift and estate tax laws.

U.S. Federal Income Tax Consequences Related to the Exchange

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Aurizon Shares participating in the Arrangement (or exercising Dissent Rights pursuant to the Arrangement) that is:

  an individual who is a citizen or resident alien of the United States as determined for U.S. federal income tax purposes;
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
  an estate, the income of which is subject to taxation in the United States regardless of its source; or
  a trust (i) that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) that has an election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

PFIC Status of Aurizon

The tax consequences of the Exchange to a particular U.S. Holder will depend on whether Aurizon was a passive foreign investment company (a “PFIC”) during any year in which a U.S. Holder owned Aurizon Shares. In general, a non-U.S. corporation is a PFIC for any taxable year in which either (i) 75% or more of the non-U.S. corporation’s gross income is passive income, or (ii) 50% or more of the average quarterly value of the non-U.S. corporation’s assets produce or are held for the production of passive income. Passive income includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions, but passive income does not include gains from the sale of commodities that arise in the active conduct of a commodities business by a non-U.S. corporation, provided that certain other requirements are satisfied. In determining whether or not it is classified as a PFIC, a non-U.S. corporation must take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

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Based on the composition of its income and assets, Aurizon does not believe that it was a PFIC for its taxable year ended December 31, 2012. Because the determination of a non-U.S. corporation’s PFIC status is a factual determination that is made at the close of a taxable year and is subject to change, there can be no assurance at this time that Aurizon was not, or will not be, a PFIC for any taxable year. The remainder of this summary assumes that Aurizon has never been, and will not be, a PFIC. U.S. Holders are urged to consult their own tax advisors about the U.S. federal income tax consequences that would apply to them if Aurizon were a PFIC.

Tax Considerations of the Exchange of Aurizon Shares for Hecla Consideration

As a result of the Exchange, a U.S. Holder will realize gain equal to the difference between (i) the fair market value of Hecla Shares and Canadian dollars received by such U.S. Holder in the Exchange and (ii) the adjusted tax basis of such U.S. Holder in its Aurizon Shares exchanged. However, whether U.S. Holders will recognize the full amount of this gain for U.S. federal income tax purposes depends on whether the Exchange qualifies as a reorganization under Section 368(a)(2)(D) of the Code (a “Forward Triangular Merger”). For the Exchange to qualify as a Forward Triangular Merger, in addition to a number of statutory and common law requirements, the transaction must preserve a substantial part of the value of target shareholders’ proprietary interests in the target (“Continuity of Interest”). Generally, Continuity of Interest is preserved if target shareholders exchange stock of the target for stock of the acquirer, rather than for cash or other property. Applicable Treasury Regulations provide that Continuity of Interest is preserved if 40% by value of the total consideration provided to all target shareholders in a transaction consists of stock consideration. The Regulations do not, however, provide a minimum percentage of stock consideration necessary to preserve Continuity of Interest. The U.S. Supreme Court has found that Continuity of Interest was preserved if approximately 38% of the total consideration consists of stock consideration. Other federal courts have found that Continuity of Interest was preserved at lower levels, although the facts of such cases likely are distinguishable from the Exchange.

The Consideration consists of Cash Consideration, Share Consideration, or a mixture of the two based on the election of Aurizon shareholders. Both forms of Consideration are subject to caps; accordingly, based on the value of Hecla shares on the last business day before the first date that there was a binding contract for the Arrangement, the Consideration will consist by value of approximately 35% Share Consideration and approximately 65% Cash Consideration. Such amount of Share Consideration is not sufficient to determine with certainty whether Continuity of Interest is preserved. Accordingly, there is a significant risk that the Exchange will not qualify as a Forward Triangular Merger, and that Holders that realize gain will recognize such gain in full. It is possible, however, that the Exchange will qualify as a Forward Triangular Merger, and that Holders that realize loss will not be permitted to recognize such loss.

Aurizon understands that Hecla intends to take the position that the Exchange is a taxable transaction for U.S. federal income tax purposes.

If the Exchange does not qualify as a Forward Triangular Merger, it will be a fully taxable transaction to a U.S. Holder. Accordingly,

  a U.S. Holder of Aurizon Shares will recognize gain or loss equal to the difference between (i) the fair market value of Hecla Shares and Canadian dollars received by such U.S. Holder in the Exchange and (ii) the adjusted tax basis of such U.S. Holder in such Aurizon Shares exchanged for the Hecla Shares and Canadian dollars;
  the aggregate tax basis of the Hecla Shares received by a U.S. Holder of Aurizon Shares in the Exchange will be equal to the aggregate fair market value of the Hecla Shares at the time of their receipt; and
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  the holding period of Hecla Shares received by a U.S. Holder in the Exchange will begin on the day after their receipt.

If the Exchange qualifies as a Forward Triangular Merger, a U.S. Holder would not recognize any gain realized upon the Exchange, except with respect to cash that such U.S. Holder receives instead of fractional shares of Hecla Shares, and except to the extent that such U.S. Holder receives Cash Consideration; would not recognize any loss realized upon the Exchange, except where such U.S. Holder receives only Cash Consideration; the aggregate tax basis of the Hecla Shares that a U.S. Holder receives in exchange for its Aurizon Shares, including fractional shares for which cash is ultimately received, would be the same as the aggregate tax basis of its Aurizon Shares exchanged, decreased by the amount of cash received by such U.S. Holder and increased by the amount of gain (if any) recognized by such U.S. Holder in the merger; and the holding period for Hecla Shares that a U.S. Holder receives would include the holding period of the Aurizon Shares exchanged. If a U.S. Holder receives cash instead of a fractional Hecla Share, such U.S. Holder would recognize gain or loss equal to the difference, if any, between its tax basis in the fractional Hecla Share and the amount of cash received. Such gain or loss generally would constitute capital gain or loss.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of its Aurizon Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for Aurizon Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Aurizon Shares surrendered. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Aurizon Shares that is not a U.S. Holder and that is, for U.S. federal income tax purposes, an individual, corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), estate or trust.

Tax Considerations of the Exchange of Aurizon Shares for Hecla Consideration or Exercise of Dissent Rights

A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on any gain recognized on the disposition of its Aurizon Shares under the Arrangement (including a disposition by a non-U.S. Holder that exercises Dissent Right) unless:

(a)	such Holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such Holder will be subject to a 30% tax (or a lower applicable treaty rate) with respect to such gain (offset by certain U.S. source capital losses), or
(b)	such gain is effectively connected with such Holder’s conduct of a trade or business in the United States, in which case such Holder will be subject to tax as described below under “Effectively Connected Income.”
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Effectively Connected Income

For purposes of this discussion, gain on the sale, exchange or other taxable disposition of Aurizon Shares will be considered to be “U.S. trade or business income” if such income or gain is (a) effectively connected with a non-U.S. Holder’s conduct of a trade or business within the United States and (b) if such non-U.S. Holder is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, if such non-U.S. Holder is an individual, a fixed base) that such U.S. Holder maintains in the United States. Generally, U.S. trade or business income of a non-U.S. Holder is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on its U.S. trade or business income. If a non-U.S. Holder is a corporation, any U.S. trade or business income that it receives may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Hecla Shares Received in the Exchange

In the following discussion, the “Company” means Hecla and a “Share” means a Hecla Share, as applicable.

U.S. Holders

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Share will be required to include the amount of such distribution in its gross income as a dividend to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Shares and thereafter as gain from the sale or exchange of such Shares (see below under “Sale or Other Taxable Disposition of Shares”). Dividends received on Shares generally will constitute qualified dividend income eligible for the “dividends received deduction.”

A dividend paid by the Company to a U.S. Holder that is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if certain holding period requirements for the Shares are met.

Sale or Other Taxable Disposition of Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Shares in an amount equal to the difference, if any, between (a) the sum of the amount of cash and the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Shares sold or otherwise disposed of. Any such gain or loss will be long-term capital gain or loss if, at the time of the sale or other disposition, such Shares have been held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Non-U.S. Holders

Taxation of Distributions

Distributions of cash or property paid in respect of Shares will constitute dividends for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Except as described below under “—Non-U.S. Holders—Effectively Connected Income,” non-U.S. Holders generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of Shares. If the amount of the distribution exceeds the Company’s current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of a non-U.S. Holder’s tax basis in the Shares, and thereafter will be treated as capital gain.

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However, except to the extent that the Company elects otherwise (or the paying agent or other intermediary through which a non-U.S. Holder holds Shares elects otherwise), the Company (or the intermediary) must generally withhold on the entire distribution, in which case the non-U.S. Holder would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded the Company’s current and accumulated earnings and profits. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN (or successor form) certifying its entitlement to benefits under the treaty. If a non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, it may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding their possible entitlement to benefits under an income tax treaty.

Sale or Other Taxable Disposition of Shares

Subject to the discussion below concerning backup withholding, a non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on any gain recognized on the sale, exchange, redemption, retirement or other disposition of a Share unless:

(a)	such Holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such Holder will be subject to a 30% tax (or a lower applicable treaty rate) with respect to such gain (offset by certain U.S. source capital losses),
(b)	such gain is effectively connected with such Holder’s conduct of a trade or business in the United States, in which case such Holder will be subject to tax as described below under “Effectively Connected Income,” or
(c)	the Company is or has been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and such Holder’s holding period for the Shares, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain would be subject to U.S. federal income tax in the same manner as U.S. trade or business income.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that the Company is determined to be a USRPHC, gain will not be subject to tax as U.S. trade or business income if a non-U.S. Holder’s direct and indirect holdings at all times during the applicable period constituted 5% or less of the Shares, provided that the Shares were regularly traded on an established securities market during such period. Based on its public statements, we believe that the Company is not currently a USRPHC, and we do not anticipate the Company becoming a USPRHC in the future. However, no assurance can be given that the Company will not become a USRPHC. Non-U.S. Holders are urged to consult their tax advisors to determine the application of these rules to their dispositions of Shares.

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Effectively Connected Income

For purposes of this discussion, dividend income or gain on the sale, exchange or other taxable disposition of Shares will be considered to be “U.S. trade or business income” if (A) such income or gain is (i) effectively connected with a non-U.S. Holder’s conduct of a trade or business within the United States and (ii) if such non-U.S. Holder is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, if such non-U.S. Holder is an individual, a fixed base) that such U.S. Holder maintains in the United States or (B) the Company is or has been a USRPHC at any time during the shorter of the five-year period ending on the date of the disposition of such non-U.S. Holder’s interest and such non-U.S. Holder’s holding period for the Shares (subject to the exception set forth above in the second paragraph of “—Non-U.S. Holders—Sale, Exchange or Other Taxable Disposition of Shares)”. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided that a non-U.S. Holder complies with applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, a non-U.S. Holder is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on its U.S. trade or business income. If a non-U.S. Holder is a corporation, any U.S. trade or business income that it receives may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Information Reporting and Backup Withholding

Unless certain exceptions apply, the Company must report annually to the IRS and to each non-U.S. Holder any dividends paid to such Holder. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a non-U.S. Holder resides. Dividends paid to a non-U.S. Holder may also be subject to backup withholding. However, dividends paid to a non-U.S. Holder generally will be exempt from backup withholding, if such Holder provides the Company with a properly competed IRS Form W-8BEN or otherwise establishes an exemption.

Payments of proceeds from the disposition of Shares made to or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting and backup withholding. Information reporting may apply, however, if the non-U.S. broker has certain connections to the United States, unless the beneficial owner of the Shares certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption. Payments of proceeds from the disposition of Shares to or through a non-U.S. office of a U.S. broker will not be subject to backup withholding, but will be subject to information reporting unless the beneficial owner of the Shares certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption. Payments of proceeds from the disposition of Shares to or through a U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and backup withholding, unless the beneficial owner of the Shares certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption.

Backup withholding is not an additional tax; any amounts withheld from a payment to a non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Holder’s U.S. federal income tax liability and may entitle such Holder to a refund, provided that the required information is timely furnished to the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury Regulations.

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Additional Considerations for U.S. Holders, Applicable to Both the Exchange and the Ownership and Disposition of Hecla Shares

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax may elect to deduct or credit such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. In addition, this limitation is calculated separately with respect to specific categories of income with the result that credits generated within a specific category of income may only offset income taxes with respect to foreign source income within that same category of income. U.S. Holders are urged to consult their own U.S. tax advisors regarding the foreign tax credit rules.

Receipt of Foreign Currency

The U.S. dollar value of any cash payment in Canadian dollars to a U.S. Holder will be translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. A U.S. Holder will generally have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder that receives payment in Canadian dollars and converts or disposes of the Canadian dollars after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Additional Tax on Unearned Income

A non-corporate U.S. Holder whose income exceeds certain thresholds is subject to a 3.8% tax on the lesser of (A) the U.S. Holder’s “net investment income” for the relevant taxable year, and (B) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. Net investment income includes, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). Recognized gains from the exchange of Aurizon Shares for the Hecla Consideration (including gains recognized by a U.S. Holder exercising dissent rights under the Arrangement), payments of dividends on the Hecla Shares, and gains from the sale or other taxable disposition of the Hecla Shares are expected to constitute net investment income. U.S. Holders are urged to consult their own tax advisors regarding the Medicare contribution tax.

Information Reporting and Backup Withholding

Payments (a) of distributions on the Hecla Shares, (b) of proceeds arising from the sale or other taxable disposition of Hecla Shares, or (c) made within the U.S., by a U.S. payor, or by a U.S. middleman of any payments received in connection with the Arrangement (including payments to a U.S. Holder exercising dissent rights under the Arrangement) generally may be subject to information reporting and backup withholding if a U.S. Holder (i) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (iv) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. U.S. Holders are urged to consult their own tax advisors regarding the information reporting and backup withholding rules.

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THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO HOLDERS OF AURIZON SHARES WITH RESPECT TO THE DISPOSITION OF THOSE SHARES PURSUANT TO THE ARRANGEMENT OR THE OWNERSHIP AND DISPOSITION OF HECLA SHARES RECEIVED PURSUANT TO THE ARRANGEMENT. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

NOTICE TO NON-CANADIAN AURIZON SHAREHOLDERS

It is strongly recommended that all Non-Resident Shareholders consult their own legal and tax advisors with respect to the income tax consequences applicable in their place of residency of the disposition of their Aurizon Shares.

Securities Law Matters

The following is a brief summary of the securities law considerations applicable to the Arrangement and transactions contemplated thereby. This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or business advice to any particular Aurizon Shareholder. This summary does not include any information regarding securities law considerations for jurisdictions other than Canada and the United States. Aurizon Shareholders are urged to obtain independent advice in respect of the consequences to them of the Arrangement having regard to their particular circumstances.

Canadian Securities Laws

Qualification and Resale of Hecla Shares

The Hecla Shares to be issued in exchange for Aurizon Shares pursuant to the Arrangement will be issued in reliance upon exemptions from the prospectus and registration requirements of securities legislation in each province and territory of Canada. Subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares that constitute "control distributions", Hecla Shares issued pursuant to the Arrangement may be resold in each province and territory in Canada, subject in certain circumstances to the usual conditions that no unusual effort, or no effort, has been made to prepare the market or create demand.

Ongoing Canadian Reporting Obligations

Aurizon is a reporting issuer (or the equivalent) in all of the provinces and territories of Canada. Aurizon Shares currently trade on the TSX. After the Arrangement, Hecla intends to delist the Aurizon Shares from the TSX, and Hecla will apply to the applicable Canadian securities regulators to have Aurizon cease to be a reporting issuer.

Hecla is not currently a reporting issuer in any jurisdiction in Canada. Upon completion of the Arrangement, Hecla will become a reporting issuer in certain of the provinces and territories of Canada by virtue of the completion of the Arrangement with Aurizon. Pursuant to National Instrument 71-102 - Continuous Disclosure and Other Exemptions Relating to Foreign Issuers, Hecla will be generally exempt from Canadian statutory financial and other continuous and timely reporting requirements, including the requirement for insiders of Hecla to file reports with respect to trades of Hecla securities, provided Hecla complies with the requirements of U.S. securities Laws and U.S. market requirements in respect of all financial and other continuous and timely reporting matters and Hecla files with the relevant provincial securities regulatory authorities copies of its documents filed with the SEC under the U.S. Exchange Act.

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U.S. Securities Laws

The following discussion is only a general overview of certain requirements of U.S. federal securities laws that may be applicable to the holders of Hecla Shares issuable in connection with the Arrangement. All holders of such securities are urged to obtain legal advice to ensure that their resale of such securities complies with applicable U.S. securities laws. Further information applicable to U.S. Securityholders is disclosed under "Notice to United States Shareholders".

Aurizon Securityholders who resell Hecla Shares must also comply with Canadian Securities Laws, as outlined above.

Issuance and Resale of Hecla Shares

The securities to be issued in connection with the Arrangement to Aurizon Securityholders are not required to be, and will not be, registered under the U.S. Securities Act. Such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) Exemption. Section 3(a)(l0) of the U.S. Securities Act provides an exemption from registration for offers and sales of securities issued in exchange for one or more outstanding securities, or partly for such securities and partly for cash, where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued have the right to appear (having received timely notice thereof). The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered.

The ability of an Aurizon Securityholder to resell the Hecla Shares issued to it on the Effective Date of the Arrangement will depend on whether it is an affiliate of Hecla after the Effective Date of the Arrangement or was an affiliate of Hecla within 90 days prior to the Effective Date of the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an affiliate of an issuer is a Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Typically, Persons who are executive officers, directors or major shareholders of an issuer are considered to be its affiliates. Persons that are not affiliates of Hecla after the Effective Date of the Arrangement and were not affiliates of Hecla within 90 days prior to the Effective Date of the Arrangement, may freely resell the Hecla Shares issued to them on the Effective Date of the Arrangement under the U.S. Securities Act. Persons that are affiliates of Hecla after the Effective Date of the Arrangement or were affiliates of Hecla within 90 days prior to the Effective Date of the Arrangement may resell such Hecla Shares only pursuant to registration or an exemption from registration under the U.S. Securities Act. Such Persons are urged to consult with their own legal counsel to determine the circumstances in which the resale of Hecla Shares issued to them pursuant to the Arrangement will comply with an exemption from such registration requirements.

The securities issuable in connection with the Arrangement have not been approved or disapproved by the SEC or the securities regulatory authorities in any state, nor has the SEC or the securities regulatory authorities in any state passed on the fairness or merits of the Arrangement or the adequacy or accuracy of this Circular. Any representation to the contrary is a criminal offence.

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Aurizon Securityholders are urged to consult with their own legal counsel to ensure that the resale of Hecla Shares issued to them pursuant to the Arrangement complies with applicable securities legislation.

Ongoing United States Reporting Obligations

Aurizon is subject to the periodic reporting requirements of the U.S. Exchange Act, and Aurizon Shares currently trade on the NYSE MKT. After the Arrangement, Hecla intends to delist the Aurizon Shares from the NYSE MKT, and Aurizon will cease to be subject to the reporting requirements of the U.S. Exchange Act.

New York Stock Exchange Approval

Hecla Shares currently trade on the NYSE. Hecla will apply to list the Hecla Shares issuable by Hecla under the Arrangement on the NYSE.

Regulatory Matters

Investment Canada Act

Subject to certain limited exceptions, the direct acquisition of control of a Canadian business by a non-Canadian that exceeds a financial threshold prescribed under Part IV of the Investment Canada Act (a "Reviewable Transaction") is subject to review and cannot be implemented until the non-Canadian has submitted an application (an "Application for Review") to the Minister responsible for the Investment Canada Act (the "Minister") and the Minister is satisfied, or is deemed under the Investment Canada Act to be satisfied, that the transaction is likely to be of net benefit to Canada (a "net benefit ruling"). In making his net benefit ruling, the Minister may take into account, among other things, the Application for Review and any undertakings provided to the Minister by the non-Canadian. The submission of the Application for Review triggers an initial review period of up to 45 days. If the Minister has not completed the review by that date, the Minister may unilaterally extend the review period for up to a further 30 days. The review may be extended for an additional period beyond 75 days, where agreed to by the Minister and the non-Canadian.

If, following his review, the Minister issues a positive net benefit ruling, the non-Canadian may proceed with the transaction. However, if the Minister is not satisfied (or is not deemed under the Investment Canada Act to be satisfied) that the Reviewable Transaction is likely to be of net benefit to Canada, the Minister is required to send a notice to that effect to the non-Canadian, advising the non-Canadian of its right to make further representations and submit (additional) undertakings within 30 days from the date of such notice or any further period that may be agreed to by the non-Canadian and the Minister. At any time, and in any event within a reasonable time after the expiry of the period for making representations and submitting undertakings described above, the Minister must send a notice to the non-Canadian that either the Minister is satisfied that the investment is likely to be of net benefit to Canada (i.e., a net benefit ruling), in which case the transaction may proceed, or confirmation that the Minister is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the Reviewable Transaction may not be implemented.

In addition, under Part IV.I of the Investment Canada Act, investments by non-Canadians to establish a new Canadian business, acquire control of a Canadian business, or acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada, whether or not the transaction is a Reviewable Transaction, can be made subject to review and approval on grounds that the investment could be injurious to national security. If the transaction is reviewed under Part IV.I of the Investment Canada Act, the Governor in Council (i.e., the Federal Cabinet) may, by order, take any measure in respect of the investment that the Governor in Council considers advisable to protect national security, including (a) directing the non-Canadian not to implement the investment; (b) authorizing the investment on condition that the non-Canadian (i) give any written undertakings to Her Majesty in right of Canada relating to the investment that the Governor in Council considers necessary in the circumstances, or (ii) implement the investment on the terms and conditions contained in the order, in which case the Minister will continue its review of the purchaser’s Application for Review and any proposed undertakings; or (c) requiring the non-Canadian to divest itself of control of the Canadian business or of its investment in the entity.

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The transactions contemplated by the Arrangement Agreement constitute a Reviewable Transaction. On March 22, 2013, Acquireco filed its Application for Review under the Investment Canada Act setting out the grounds upon which Acquireco (and its wholly-owning parent, Hecla) believes that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada.

Competition Act (Canada)

Part IX of the Competition Act requires that parties to certain classes of transactions provide prescribed information to the Commissioner where the applicable thresholds set out in Sections 109 and 110 of the Competition Act are exceeded and no exemption applies ("Notifiable Transactions"). Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act (a "Notification") to the Commissioner and the applicable waiting period has expired or has been terminated early by the Commissioner. The Act prescribes an initial waiting period of 30 days from when the parties have both filed their respective Notification. At the end of that period, the parties are permitted to complete their Notifiable Transaction unless, prior to the expiration of the waiting period, the Commissioner issues a supplementary information request (a "SIR") to the parties, in which case the parties cannot complete their transaction until 30 days after the day in which the parties comply with the SIR, unless, before closing, the Competition Tribunal, upon the application of the Commissioner, issues a temporary order prohibiting closing in order to facilitate the Commissioner’s continued review of the transaction or litigation before the Competition Tribunal.

Alternatively to, or in addition to, filing a Notification, a party to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate (an "ARC") or, in the event that the Commissioner is not prepared to issue an ARC, a No-Action Letter. If the Commissioner issues an ARC, the parties are exempt from having to file a notification; if the Commissioner issues a No-Action Letter, upon the request of the parties, the Commissioner can waive the parties’ requirement to submit a notification where the parties have supplied substantially similar information as would have been supplied with their Notification (a "Waiver"). The filing of a request for an ARC or, in the alternative, a No-Action Letter and Waiver does not start a statutory waiting period and, unless the parties have also filed a Notification, the parties cannot complete their transaction until the Commissioner has completed his review and issued the requested clearance.

The Commissioner may challenge a merger before the Competition Tribunal at any time before, or within one year following, its completion where the merger prevents or lessens, or is likely to prevent or lessen, competition substantially (a "Competition Challenge"). If the Competition Tribunal agrees with the Commissioner, the Tribunal can issue an order prohibiting the transaction, provided that the transaction has not been completed by such time, or it can order the divestiture of shares or assets where the transaction already has been completed; the Competition Tribunal cannot issue an order, however, where the parties have been able to establish the elements of the statutory efficiencies defence. The Commissioner is precluded from bringing a Competition Challenge on substantially the same information that an ARC was issued, provided that the Notifiable Transaction was completed within one year after the ARC was issued. No such prohibition on bringing a Competition Challenge applies to the issuance of a No-Action Letter.

The transactions contemplated by the Arrangement Agreement constitute a Notifiable Transaction. On March 20, 2013, Acquireco filed with the Commissioner a submission in support of a request for an ARC. The ARC was issued on April 2, 2013.

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Hart–Scott–Rodino Antitrust Improvements Act

Under the HSR Act, certain transactions may not be completed until each party has filed a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (the "DOJ") and with the U.S. Federal Trade Commission (the "FTC") and the HSR Act's 30 calendar-day waiting period has expired or been earlier terminated.

The transactions contemplated by the Arrangement are subject to the HSR Act. Accordingly, Aurizon and Hecla filed the requisite Notification and Report Forms on March 20, 2013, and the FTC granted early termination of the waiting period effective March 29, 2013. The termination of the waiting period does not bar the FTC or the DOJ from subsequently challenging the Arrangement.

In addition, prior to acquiring their Hecla Shares, Aurizon Securityholders who as a result of the Arrangement will hold Hecla Shares with a value in excess of US$70.9 million may, unless exempt, be subject to the filing and waiting period requirements of the HSR Act. This would require each such Aurizon Securityholder, as well as Hecla, to file a Notification and Report Form with the FTC and the DOJ and to observe an initial 30 calendar-day waiting period. The initial waiting period may be terminated before its expiration or extended by a request for additional information. Issuance of such a request requires the observation of an additional 30 calendar-day waiting period after the request is complied with (unless extended by court order for failing to provide an adequate response). Therefore, compliance with the HSR procedures could delay the acquisition of Hecla Shares by affected Aurizon Securityholders and/or the effective date of the Arrangement. These requirements will not apply to a particular Aurizon Secutiyholder if such shareholder will hold 10% or less of the voting securities of Hecla and is acquiring such voting securities solely for the purpose of investment within the meaning of the HSR Act. Any Aurizon Securityholder that believes that it may have a filing and waiting obligation under the HSR Act in connection with this transaction should contact Hecla at its head office at 6500 North Mineral Drive, Suite 200 Coeur d'Alene, Idaho 83815-9408 and consult its own legal counsel.

INFORMATION Concerning AURIZON

The following information reflects certain selected information of Aurizon. See "Information Concerning Hecla" and "Information Concerning the Combined Company" for business, financial and share capital information relating to Hecla and the Combined Company, respectively.

Summary

Aurizon was incorporated on April 8, 1988 under the former Company Act (British Columbia). The head office and registered and records office address of Aurizon is located at Suite 1120, Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada.

The transfer agent and registrar for the Aurizon Shares is Computershare Investor Services Inc., which is located at 100 University Avenue, 9th Floor, Toronto, Canada. PricewaterhouseCoopers LLP are the auditors of Aurizon. Aurizon is a reporting issuer or the equivalent in each of the provinces and territories of Canada.

Aurizon is a Canadian-based gold producer with operations and development activities in the Abitibi region of north-western Quebec. Since 1988 Aurizon has been involved in the acquisition, exploration, development and operation of a number of gold properties in North America.

Aurizon owns 100% of the producing Casa Berardi Gold Mine and also owns a 100% interest in the Heva-Hosco (Joanna) Properties, a development-stage gold property. In addition, the Company has staked mineral claims, and/or entered into agreements with junior exploration companies to acquire interests in several early stage exploration projects.

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Further information regarding the business of Aurizon, its corporate structure, operations and its mineral properties can be found in the Aurizon AIF.

Prior Sales

The following table summarizes the issuances of Aurizon Shares and Aurizon Options granted by Aurizon within the 12 months prior to the date of this Circular.

Date of Sale	Price per Aurizon Share or Exercise Price per Aurizon Option	Number of Securities	Reasons for issuance
August 13, 2012	$4.22	30,000	Grant of Options
December 18, 2012	$3.61	1,992,000	Grant of Options

Price Range and Trading Volumes of the Aurizon Shares

Aurizon Shares are listed on the TSX under the symbol "ARZ", and on the NYSE MKT under the symbol "AZK".

The following table sets forth the price range and trading volume for the Aurizon Shares on the TSX for the periods listed below:

Month	Volume	High ($)	Low ($)

April 1 – April 9, 2013	5,136,173	$4.48	$4.27
March 2013	72,797,772	$4.60	$4.26
February 2013	21,050,393	$4.69	$4.18
January 2013	36,674,040	$4.79	$3.24
December 2012	7,995,345	$3.81	$3.15
November 2012	11,088,286	$4.78	$3.60
October 2012	6,242,032	$5.18	$4.47
September 2012	8,722,876	$5.23	$4.03
August 2012	6,762,476	$4.54	$3.80
July 2012	4,008,380	$4.84	$4.25
June 2012	6,499,992	$5.51	$4.40
May 2012	8,073,148	$5.55	$3.88

The closing price of the Aurizon Shares on the TSX on April 9, 2013 was Cdn$4.47. The closing price of the Aurizon Shares on the TSX on March 1, 2013, the last trading day prior to the announcement of the Arrangement, was Cdn$4.35.

The following table sets forth the price range and trading volume for the Aurizon Shares on the NYSE MKT for the periods listed below:

Month	Volume	High (US$)	Low (US$)

April 1 – April 9, 2013	3,880,644	$4.42	$4.19
March 2013	19,435,557	$4.48	$4.14
February 2013	16,315,764	$4.70	$4.07
January 2013	23,449,374	$4.79	$3.28
December 2012	16,442,374	$3.87	$3.19
November 2012	8,769,783	$4.81	$3.61
October 2012	9,133,496	$5.30	$4.49
September 2012	15,703,833	$5.37	$4.28
August 2012	9,374,521	$4.59	$3.83
July 2012	7,614,924	$4.78	$4.13
June 2012	16,888,465	$5.31	$4.25
May 2012	14,487,280	$5.57	$3.82

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The closing price of the Aurizon Shares on the NYSE MKT on April 9, 2013 was US$4.35. The closing price of the Aurizon Shares on the NYSE MKT on March 1, 2013, the last trading day prior to the announcement of the Arrangement, was US$4.27.

Available Information

Aurizon files reports and other information with Canadian Securities Authorities and with the SEC. These reports and information are available to the public free of charge on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Risk Factors

The business and operations of Aurizon are subject to risks. In addition to considering the other information in this Circular, Aurizon Shareholders should consider carefully the factors set forth in the Aurizon AIF.

INFORMATION Concerning HECLA

Information concerning Hecla is set out in Appendix H – Information Concerning Hecla.

INFORMATION CONCERNING THE COMBINED COMPANY

General

On completion of the Arrangement, Hecla will directly or indirectly own all of the outstanding Aurizon Shares.

After completion of the Arrangement, the business and operations of Aurizon will be managed and operated as a subsidiary of Hecla. Hecla expects that the business and operations of Hecla and Aurizon will be consolidated and the principal executive office of the Combined Company will be located at Hecla’s current head office, being 6500 N Mineral Dr., Suite 200, Coeur d'Alene, Idaho 83815-9408.

The organizational chart of the Combined Company following the completion of the Arrangement is included in Appendix H – Information Concerning Hecla under the heading "Corporation Structure – Intercorporate Relationships".

Description of Mineral Properties

On completion of the Arrangement, the Combined Company will hold the following material properties currently owned by Aurizon and Hecla:

•	Lucky Friday Mine, Shoshone County, Idaho, U.S.A.
•	Greens Creek Mine, Juneau, Alaska, U.S.A.
•	Casa Berardi Gold Mine, Quebec, Canada.

Further information regarding the Lucky Friday Mine and the Greens Creek Mine can be found in Schedules A and B to Appendix H hereto. Further information regarding the Casa Berardi Gold Mine can be found in the section of the Aurizon AIF entitled "Casa Berardi Gold Mine", which is incorporated by reference herein.

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Directors and Executive Officers of the Combined Company

See Appendix H – Information Concerning Hecla under the heading "Directors and Executive Officers" for information about the individuals who are the directors and executive officers of Hecla and will be the directors and executive officers of the Combined Company.

Capital Structure

The authorized capital of Hecla following the Arrangement will continue to be as described in Appendix H and the rights and restrictions of the Hecla Shares (as described in Appendix H) will remain unchanged. The issued share capital of Hecla will change as a result of the consummation of the Arrangement, to reflect the issuance of the Hecla Shares contemplated in the Arrangement. See Appendix J for a comparison of the rights of a Hecla Shareholder compared to the rights of an Aurizon Shareholder.

See Appendix H – Information Concerning Hecla under the heading "Consolidated Capitalization" for a table that sets forth the consolidated capitalization of Hecla as at December 31, 2012, both before and after giving effect to the Arrangement.

Unaudited Pro forma Condensed Combined Financial Information

Please see Appendix I for a copy of the unaudited pro forma combined financial statements for the Combined Company.

Auditors, Transfer Agent and Registrar

The auditors of Hecla following the Arrangement will continue to be BDO USA, LLP at its office at 601 W. Riverside Ave., Suite 900, Spokane, Washington, 99201.

The transfer agent and registrar for Hecla following the Arrangement will continue to be American Stock Transfer & Trust Company at its office at 59 Maiden Lane, New York, New York, 10038.

Any statement contained in this Circular or in any other document incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

INDEBTEDNESS OF OFFICERS AND DIRECTORS OF AURIZON

No director, executive officer, or employee of Aurizon or any of its subsidiaries, former director, executive officer, or employee of Aurizon or any of its subsidiaries, proposed nominee for election as director of Aurizon, or any associate of any of the foregoing, (i) has been or is indebted to Aurizon or any of its subsidiaries, at any time during its last completed fiscal year, or (ii) has had any indebtedness to another entity at any time during its last completed fiscal year which has been the subject of a guarantee, support agreement, letter of credit, or other similar arrangement provided by Aurizon or any of its subsidiaries.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of Aurizon, after reasonable enquiry, no informed person of Aurizon, or any associate or affiliate of any informed person, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect Aurizon since the commencement of Aurizon’s most recently completed fiscal year.

MANAGEMENT CONTRACTS

No management functions of the Company or any subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company.

INTERESTS OF EXPERTS

Names of Experts

The following persons have prepared or certified a report, statement or opinion that is either included in, referred to in or incorporated by reference in this Circular the information contained in the section of the Aurizon AIF entitled "Casa Berardi Gold Mine", which is incorporated by reference herein, is derived from a technical report dated March 28, 2013, prepared for Aurizon in accordance with NI 43-101 by Bernard Salmon, Eng., Dennis Bergen, P. Eng., Patrice Live, Eng., and Carl Pelletier, B.Sc., Geo.

The names of Hecla's experts are set out in Appendix H – Information Concerning Hecla under the heading "Experts".

Interests of Experts

To the knowledge of Aurizon, none of Bernard Salmon, Dennis Bergen, Patrice Live, or Carl Pelletier, at the time of preparing the applicable report, statement or opinion, held or has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of Aurizon or Hecla or of one of Aurizon's or Hecla's associates or affiliates (other than through the ownership of less than 1% of the issued and outstanding Aurizon Shares or Hecla Shares).

ADDITIONAL INFORMATION

Additional information relating to Aurizon is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Aurizon Shareholders may contact Aurizon at Suite 1120, Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada to request copies of Aurizon’s financial statements and management’s discussion and analysis.

Financial information is provided in Aurizon’s financial statements and management’s discussion and analysis for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of Aurizon is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

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DIRECTORS’ APPROVAL

The contents and the sending of the Notice of Meeting and this Circular have been approved by the Aurizon Board.

DATED: April 10, 2013

ON BEHALF OF THE BOARD OF DIRECTORS OF AURIZON MINES LTD.

"David P. Hall"

DAVID P. HALL
Chairman

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CONSENT OF SCOTIA CAPITAL inc.

DATED: April 10, 2013.

To the Board of Directors of Aurizon Mines Ltd.

We hereby consent to the references to our firm name and to the reference to our fairness opinion dated March 3, 2013 contained under the headings "Questions and Answers about the Meeting and the Arrangement", "Summary of Circular – The Arrangement – Recommendation of the Aurizon Board", "Summary of Circular – The Arrangement – Reasons for the Recommendation", "Summary of Circular – Opinions of Financial Advisors", "The Arrangement – Background to the Arrangement", "The Arrangement – Recommendation of the Aurizon Board", "The Arrangement – Reasons for the Recommendation" and "The Arrangement – Opinions of Financial Advisors" and the inclusion of the text of our opinion dated March 3, 2013 as Appendix C to this Circular dated April 10, 2013. Our fairness opinion was given as at March 3, 2013 and remains subject to the assumptions qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of Aurizon Mines Ltd. shall be entitled to rely upon our opinion.

(Signed) Scotia Capital Inc.

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CONSENT OF CIBC WORLD MARKETS inc.

DATED: April 10, 2013.

To the Special Committee of the Board of Directors of Aurizon Mines Ltd.

We hereby consent to the references to our firm name and to the reference to our opinion dated March 3, 2013 contained under the headings "Questions and Answers about the Meeting and the Arrangement", "Summary of Circular – The Arrangement – Special Committee", "Summary of Circular – The Arrangement – Reasons for the Recommendation", "Summary of Circular – Opinions of Financial Advisors", "The Arrangement – Background to the Arrangement", "The Arrangement – Special Committee", "The Arrangement – Reasons for the Recommendation" and "The Arrangement – Opinions of Financial Advisors" and the inclusion of the text of our fairness opinion dated March 3, 2013 as Appendix D to this Circular dated April 10, 2013. Our opinion was given as at March 3, 2013 and remains subject to the assumptions qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of Aurizon Mines Ltd. shall be entitled to rely upon our opinion.

(Signed) CIBC World Markets Inc.

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APPENDIX A
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.                   The arrangement (the "Arrangement") under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the "BCBCA") involving Aurizon Mines Ltd. ("Aurizon"), all as more particularly described and set forth in the Management Proxy Circular (the "Circular") of Aurizon dated April 10, 2013 accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2.                   The plan of arrangement, as it may be or has been amended (the "Plan of Arrangement"), involving Aurizon and implementing the Arrangement, the full text of which is set out in Appendix B to this Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3.                   The arrangement agreement (the "Arrangement Agreement") between Aurizon, 0963708 B.C. Ltd. and Hecla Mining Company, dated as of March 3, 2013, as amended pursuant to an amendment to arrangement agreement among Hecla, Acquireco and Aurizon dated April 9, 2013, and all the transactions contemplated therein the actions of the directors of Aurizon in approving the Arrangement and the actions of the officers of Aurizon in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4.                   Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of Aurizon or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Aurizon are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Aurizon:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or
(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

5.                   Any one or more directors or officers of Aurizon is hereby authorized, for and on behalf and in the name of Aurizon, to execute and deliver, whether under corporate seal of Aurizon or not, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Aurizon, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and
(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Aurizon;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

APPENDIX B

Plan of Arrangement

Under Section 288 of the
Business Corporations Act (British Columbia)

ARTICLE One
DEFINITIONS AND INTERPRETATION

Section	1.01 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“Acquireco” means 0963708 B.C. Ltd., a wholly-owned subsidiary of Hecla;
(b)	“Amalco” shall have the meaning ascribed to such term in Section 3.01(m) hereof ;

(c)	“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement, this Plan of Arrangement or at the direction of the Court;

(d)	“Arrangement Agreement” means the arrangement agreement dated as of March 3, 2013 among Hecla, Acquireco and Aurizon, together with the disclosure letter delivered by Aurizon in connection with the Arrangement Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

(e)	“Arrangement Resolution” means the special resolution of the Aurizon Shareholders and the Aurizon Optionholders approving the Arrangement to be considered at the Aurizon Meeting;

(f)	“Aurizon” means Aurizon Mines Ltd., a company existing under the BCBCA;

(g)	“Aurizon Common Shares” means the issued and outstanding common shares of Aurizon;

(h)	“Aurizon Meeting” means the special meeting of the Aurizon Securityholders, including any adjournment or postponement thereof, to be held in accordance with the Interim Order to consider the Arrangement Resolution;

(i)	“Aurizon DSU Holder” means holders of DSUs;

(j)	“Aurizon Optionholders” means holders of Aurizon Options;

(k)	“Aurizon Options” means options to purchase Aurizon Common Shares issued pursuant to the Aurizon Option Plans;

(l)	“Aurizon Option Plans” means the stock option plans of Aurizon, as amended;

(m)	“Aurizon RSU Holder” means holders of RSUs;

(n)	“Aurizon Securityholders” means, collectively, the Aurizon Shareholders and the Aurizon Optionholders;

(o)	“Aurizon Shareholders” means the holders of Aurizon Common Shares;

(p)	“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;
(q)	“Business Day” means any day other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or New York, New York;
(r)	“Cash Consideration” means $4.75 per Aurizon Share, DSU or RSU, as applicable, provided that the aggregate maximum amount payable to the Aurizon Shareholders shall be $513,631,193;
(s)	“Court” means the Supreme Court of British Columbia;
(t)	“CRA” means the Canada Revenue Agency;
(u)	“Depositary” means any trust company, bank or financial institution agreed to in writing between Hecla and Aurizon for the purpose of, among other things, exchanging certificates representing Aurizon Common Shares for certificates representing the Share Consideration in connection with the Arrangement and paying the Cash Consideration to Aurizon Securityholders, Aurizon DSU Holders and Aurizon RSU Holders;
(v)	“Dissent Rights” shall have the meaning ascribed to such term in Section 4.01 hereof;

(w)	“Dissenting Shareholder” means a registered Aurizon Shareholder who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Aurizon Common Shares;

(x)	“DSU Plan” means the Aurizon’s deferred share unit plan effective as of March 14, 2012;

(y)	“DSUs” means the deferred share units granted under the DSU Plan;

(z)	“Effective Date” means the date upon which all of the conditions to completion of the Arrangement as set forth in the Arrangement Agreement have been satisfied or waived and all documents agreed to be delivered hereunder have been delivered to the satisfaction of the parties thereto, acting reasonably;

(aa)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

(bb)	“Election Deadline” means 4:30 pm (local time) at the place of deposit with the Depositary provided in the Letter of Transmittal on the Initial Election Date or the New Election Date, as applicable;

(cc)	“Final Order” means the final order of the Court in form acceptable to Aurizon, Hecla and Acquireco, each acting reasonably, approving the Arrangement as such order may be amended by the Court with the consent of the parties at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(dd)	“Former Aurizon Securityholders” means the Aurizon Securityholders immediately prior to the Effective Time;

(ee)	“Hecla” means Hecla Mining Company, a corporation incorporated under the laws of Delaware;

(ff)	“Hecla Shares” means the common stock in the authorized share capital of Hecla, U.S.$0.25 par value per share;
(gg)	“Initial Election Date” shall have the meaning ascribed to such term in Section 3.02(a)

;

(hh)	“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Aurizon Meeting, as the same may be amended by the Court;
(ii)	“Letter of Transmittal” means the letter of transmittal and election form to be delivered by Aurizon to the Aurizon Securityholders, together with notice of the Election Deadline for purposes of making the election described in Section 3.01 hereof and providing for the delivery of Aurizon Common Shares to the Depositary;

(jj)	“Maximum Cash” shall have the meaning ascribed to such term in subsection Section 3.01(h) hereof;

(kk)	“Maximum Shares” shall have the meaning ascribed to such term in subsection Section 3.01(h) hereof;

(ll)	“New Election Date” shall have the meaning ascribed to such term in Section 3.02(a) hereof;

(mm)	“Option Consideration” means, in respect of a Aurizon Option, the number of Aurizon Common Shares obtained by dividing: (i) the amount, if any, by which: (A) the product obtained by multiplying the number of Aurizon Common Shares underlying such Aurizon Option by the Cash Consideration; exceeds: (B) the exercise price payable under such Aurizon Option to acquire Aurizon Common Shares; by (ii) the Cash Consideration;

(nn)	“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with Section 8.3 of the Arrangement Agreement or this plan of arrangement or made at the direction of the Court;

(oo)	“RSU Plan” means Aurizon’s restricted share unit plan effective as of August 8, 2012, as amended;

(pp)	“RSUs” means the restricted share units granted under the RSU Plan;

(qq)	“Share Consideration” means 0.9953 of a Hecla Share for each Aurizon Common Share to an aggregate maximum of 57,000,000 Hecla Shares;

(rr)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time; and

(ss)	“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section	1.02 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of

Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section	1.03 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section	1.04 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section	1.05 Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section	1.06 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

Section	1.07 Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE Two
ARRANGEMENT AGREEMENT AND BINDING EFFECT

Section	2.01 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and subject to the provisions of, the Arrangement Agreement.

Section	2.02 Binding Effect

As of and from the Effective Time, this Plan of Arrangement shall be binding upon:

(a)	Hecla;
(b)	Aurizon;
(c)	Acquireco;
(d)	the Dissenting Shareholders;
(e)	the Aurizon Shareholders;
(f)	the Aurizon Optionholders;

(g)	the Aurizon DSU Holders; and
(h)	the Aurizon RSU Holders.

ARTICLE Three
ARRANGEMENT

Section	3.01 Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)	notwithstanding any vesting or exercise provisions to which an Aurizon Option might otherwise be subject (whether by contract, the conditions of a grant, applicable law or the terms of the Aurizon Option Plans):
(i) each Aurizon Option issued and outstanding at the time referred to in this Section 3.01(a) will, without any further action by or on behalf of any holder of such Aurizon Option, be deemed to be fully vested and transferred and disposed by the holder thereof to Aurizon (free and clear of all liens, claims and encumbrances) and cancelled in exchange for the Option Consideration;

(ii) with respect to each Aurizon Option, the holder thereof will cease to be the holder of such Aurizon Option, will cease to have any rights as a holder in respect of such Aurizon Option or under the Aurizon Option Plans, such holder’s name will be removed from the register of Aurizon Options, and all option agreements, grants and similar instruments relating thereto will be cancelled; and

(iii) the Aurizon Option Plans will be terminated;

(b)	All of the RSUs outstanding at the time referred to in this Section 3.01(b)

, and without any payment except as provided in this Plan of Arrangement and notwithstanding the terms of the RSU Plan, shall be cancelled without any act or formality by or on behalf of any Aurizon RSU Holder in exchange for a cash payment by Aurizon equal to the amount of the Cash Consideration per RSU, less any amounts withheld pursuant to Section 5.04 and the RSU Plan shall be cancelled;

(c)	following the resignation by, or removal of, an Aurizon DSU Holder as a director of Aurizon, all of the DSUs outstanding at the time referred to in this Section 3.01(c), and without any payment except as provided in this Plan of Arrangement and notwithstanding the terms of the DSU Plan, shall be cancelled without any act or formality by or on behalf of any Aurizon DSU Holder in exchange for a cash payment by Aurizon equal to the amount of the Cash Consideration per DSU, less any amounts withheld pursuant to Section 5.04;

(d)	each Aurizon Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Acquireco and Acquireco shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder shall be removed from the central securities register of Aurizon as a Aurizon Shareholder and Acquireco shall be recorded as the registered holder of, and shall be deemed to be the legal owner of, such Aurizon Common Shares;

(e)	Hecla shall subscribe for that number of common shares of Acquireco at a price of $1.00 per share that results in an aggregate subscription price equal to the fair market value of the Share Consideration to be delivered to the Former Aurizon Securityholders pursuant to Section 3.01(g)

of this Plan of Arrangement, with such subscription price being satisfied by Hecla as described in Section 3.01(i) of this Plan of Arrangement;

(f)	any Former Aurizon Securityholder who has not duly and validly completed a Letter of Transmittal by the Election Deadline shall be deemed to have elected to receive Share Consideration for his or her Aurizon Common Shares, including, without limitation, the Aurizon Common Shares issued in satisfaction of the Option Consideration;
(g)	each issued Aurizon Common Share held by a Former Aurizon Securityholder (other than Hecla, any subsidiary of Hecla or a Dissenting Shareholder) including, without limitation, the Aurizon Common Shares issued in satisfaction of the Option Consideration shall be transferred to Acquireco (free and clear of any liens, charges and encumbrances of whatsoever nature) and each such Former Aurizon Securityholder shall be entitled to receive, in exchange therefor and subject to the following provisions of this Section 3.01 and Section 5.04 hereof consideration comprised of, in accordance with the election or deemed election as provided by Section Section 3.01(f) of such Former Aurizon Securityholder:

(i)	Cash Consideration - $4.75 for each Aurizon Common Share held; or

(ii)	Share Consideration - 0.9953 of a Hecla Share for each Aurizon Common Share held; or

(iii)	any combination thereof;

(h)	for greater certainty, with respect to any election pursuant to the foregoing, a Former Aurizon Securityholder may elect to receive a combination of the Cash Consideration and the Share Consideration in exchange for the aggregate number of Aurizon Common Shares in respect of which such election is made, provided however for calculation purposes only, each individual Aurizon Common Share may only be exchanged for either Cash Consideration or Share Consideration. The maximum aggregate amount of Cash Consideration to be paid to Former Aurizon Securityholders is $513,631,193 (the “Maximum Cash”). The maximum aggregate number of Hecla Shares that may be elected by Former Aurizon Securityholders is 57,000,000 (the “Maximum Shares”). In the event that: (x) the aggregate amount of the Cash Consideration that would, but for this clause, be paid to Former Aurizon Securityholders exceeds the Maximum Cash, then the Cash Consideration to be paid to any Former Aurizon Securityholder who has elected or is deemed to have elected to receive Cash Consideration shall be determined by multiplying the total amount of Cash Consideration otherwise payable to such holder by a fraction, rounded to six decimal places, the numerator of which is the Maximum Cash and the denominator of which is the aggregate amount of Cash Consideration otherwise payable to all Former Aurizon Securityholders who have so elected (or are deemed to have elected), and such Former Aurizon Securityholder shall be deemed to have elected to receive Share Consideration for the remainder of their Aurizon Common Shares, for which they would otherwise have received Cash Consideration; or (y) the aggregate number of Hecla Shares that would, but for this clause, be issuable to Former Aurizon Securityholders exceeds the Maximum Shares then the number of Hecla Shares issuable to any Former Aurizon Securityholder shall, subject to rounding in accordance with Section 3.05, be determined by multiplying the total number of Hecla Shares otherwise issuable to such Former Aurizon Securityholder by a fraction, rounded to six decimal places, the numerator of which is the Maximum Shares and the denominator of which is the aggregate number of Hecla Shares otherwise issuable to all Former Aurizon Securityholders who have so elected (or are deemed to have so elected), and such Former Aurizon Securityholder shall be deemed to have elected to receive Cash Consideration for the remainder of their Aurizon Common Shares for which such Former Aurizon Securityholder would, but for this clause, have received Hecla Shares;

(i)	at the time of the step contemplated in Section 3.01(g) of this Plan of Arrangement, Acquireco shall be deemed to have directed Hecla to deliver the Share Consideration to each Former Aurizon Securityholder on behalf of Acquireco in full satisfaction of Acquireco’s obligation to deliver the Share Consideration to such Former Aurizon Securityholders pursuant to Section 3.01(g) of this Plan of Arrangement (which delivery by Hecla shall be in full satisfaction of the subscription price payable by Hecla for the common shares of Acquireco subscribed for by Hecla in Section 3.01(e) of this Plan of Arrangement), and Acquireco shall be deemed to have issued such fully paid and assessable common shares of its capital stock to Hecla, and the amount added to the stated capital of the Acquireco common shares will be equal to the fair market value of the Share Consideration delivered by Hecla on behalf of Acquireco to the Former Aurizon Securityholders pursuant to Section 3.01(g) of this Plan of Arrangement;

(j)	each Aurizon Common Share held by Hecla shall be transferred to Acquireco in consideration of the issue by Acquireco to Hecla of one common share of Acquireco for each Aurizon Common Share so transferred, and the amount added to the stated capital of the Acquireco common shares will be equal to the fair market value of the Aurizon Common Shares so transferred;

(k)	the stated capital in respect of the Aurizon Common Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(l)	Aurizon will file an election with the Canada Revenue Agency, to be effective prior to the amalgamation described in Section 3.01(m) of this Plan of Arrangement, to cease to be a public corporation for the purposes of the Tax Act;

(m)	Aurizon and Acquireco shall amalgamate to form one corporate entity (“Amalco”) under Section 288 of the BCBCA;

(n)	from and after the Effective Date, at the time of the step contemplated in Section 3.01(m) of this Plan of Arrangement:

(i) Amalco will own and hold all property of Aurizon and Acquireco and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such amalgamation, and all liabilities and obligations of Aurizon and Acquireco, whether arising by contract or otherwise, may be enforced against Amalco to the same extent as if such obligations had been incurred or contracted by it;

(ii) Amalco will continue to be liable for all of the liabilities and obligations of Aurizon and Acquireco;

(iii) all rights, contracts, permits and interests of Aurizon and Acquireco will continue as rights, contracts, permits and interests of Amalco as if Aurizon and Acquireco continued and, for greater certainty, the amalgamation will not constitute a transfer or assignment of the rights or obligations of either of Aurizon or Acquireco under any such rights, contracts, permits and interests;

(iv) any existing cause of action, claim or liability to prosecution will be unaffected;

(v) a civil, criminal or administrative action or proceeding pending by or against either Acquireco or Aurizon may be continued by or against Amalco;

(vi) a conviction against, or ruling, order or judgment in favour of or against either Aurizon or Acquireco may be enforced by or against Amalco;

(vii) Hecla shall receive on the amalgamation one Amalco common share in exchange for each Acquireco common share previously held and all of the issued and outstanding Aurizon Common Shares will be cancelled without any repayment of capital in respect thereof;

(viii) the name of Amalco shall be “Aurizon Mines Ltd. “;

(ix) Amalco shall be authorized to issue an unlimited number of common shares without par value;

(x) the articles and notice of articles of Amalco shall be substantially in the form of Aurizon’s articles and notice of articles;

(xi) the first annual general meeting of Amalco will be held within 18 months from the Effective Date;

(xii) the first directors of Amalco following the amalgamation shall be: Lawrence P. Radford, Phillips S. Baker, Jr., Dean W.A. McDonald, and James A. Sabala; and

(xiii) the stated capital of the common shares of Amalco will be an amount equal to the paid-up capital, as that term is defined in the Tax Act, attributable to the common shares of Acquireco immediately prior to the amalgamation; and

(o)	the exchanges and cancellations provided for in this Section 3.01 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

Section	3.02 Election
(a)	The initial election date (the “Initial Election Date”) shall be May 7, 2013, unless otherwise agreed in writing by Hecla and Aurizon. If, after the Letter of Transmittal has been mailed, Hecla and Aurizon determine that the Effective Date is not reasonably likely to occur by the tenth Business Day after the Initial Election Date, then the date by which Letters of Transmittal must be received shall be extended to a date (the “New Election Date”) which the parties expect to be not more than ten Business Days before the Effective Date. In the event that the date by which Letters of Transmittal must be received is extended, Aurizon shall provide at least five days notice of the New Election Date (and shall provide such notice prior to the Initial Election Date if practicable) to Aurizon Securityholders by means of publication, at least once, in The Globe and Mail, national edition, or any other English language daily newspaper of general circulation in Canada. Any duly completed Letter of Transmittal deposited by the Election Deadline on the Initial Election Date shall not be required to be re-deposited if the date by which Letters of Transmittal must be received is extended pursuant hereto. The Initial Election Date, as extended and published pursuant to the terms hereof, shall be the Election Date.
(b)	The Letter of Transmittal shall be sent not less than 15 days prior to the Initial Election Date to each Aurizon Securityholder.
(c)	Each person who, at or prior to the Election Deadline, is an Aurizon Securityholder will be entitled, with respect to all or a portion of their shares, to make an election at or prior to the Election Deadline to receive: (i) the Cash Consideration; (ii) the Share Consideration; or (iii) a combination thereof in each case in accordance with Section 3.01 hereof, including without limitation the prorationing provisions thereof.

Section	3.03 Methods of Election

The election contemplated by Section 3.01 shall be made as follows:

(a)	each Former Aurizon Securityholder shall make such election by depositing with the Depositary by the Election Deadline an irrevocable Letter of Transmittal duly signed and completed in accordance with the provisions thereof, indicating such Former Aurizon Securityholder’s election, together with the certificates representing such Former Aurizon Securityholder’s Aurizon Common Shares, if applicable;

(b)	any Letter of Transmittal once so deposited with the Depositary shall be irrevocable and may not be withdrawn by the Former Aurizon Securityholder;

(c)	any Former Aurizon Securityholder who does not deposit with the Depositary a duly completed Letter of Transmittal together with the certificates representing such Former Aurizon Securityholder’s Aurizon Common Shares, if applicable, prior to the Election Deadline or otherwise fails to fully comply with the requirements of Section 3.03(a) (including any Former Aurizon Securityholder who attempts to exercise but does not validly exercise Dissent Rights) shall be deemed to have elected to receive the Share Consideration for his or her Aurizon Common Shares, including, without limitation, the Aurizon Common Shares issued in satisfaction of the Option Consideration, in accordance with Section 3.01;

(d)	any deposit of a Letter of Transmittal and accompanying certificates may be made at any of the addresses of the Depositary specified in the Letter of Transmittal; and

(e)	a Former Aurizon Securityholder who holds Aurizon Common Shares as a nominee, custodian, depositary, trustee or in any other representative capacity for beneficial owners of Aurizon Common Shares may submit multiple Letters of Transmittal.
Section	3.04 Effective Time Procedures
(a)	Following the receipt of the Final Order and prior to the Effective Date, Hecla shall deliver or arrange to be delivered to the Depositary cash in an aggregate amount sufficient to pay the aggregate Cash Consideration payable to the Former Aurizon Securityholders, and certificates representing the Hecla Shares required to be issued to Former Aurizon Securityholders in accordance with the provisions of Section 3.01 hereof, which cash and certificates shall be held by the Depositary as agent and nominee for such Former Aurizon Securityholders for distribution to such Former Aurizon Securityholders in accordance with the provisions of Article 5 hereof.

(b)	Following receipt of the Final Order and prior to the Effective Date, Aurizon shall deliver or cause to be delivered cash in an aggregate amount sufficient to pay the aggregate cash consideration payable to the Aurizon DSU Holders and the Aurizon RSU Holders.

(c)	Subject to the provisions of Article 5 hereof, and upon return of a properly completed Letter of Transmittal by a registered Former Aurizon Securityholder, together with certificates representing Aurizon Common Shares if applicable and such other documents as the Depositary may require, Former Aurizon Securityholders shall be entitled to receive delivery of the Cash Consideration and/or certificates representing the Hecla Shares to which they are entitled pursuant to Section 3.01 hereof and the Aurizon DSU Holders and the Aurizon RSU Holders shall be entitled to receive delivery of the Cash Consideration to which they are entitled pursuant to Section 3.01 hereof.

Section	3.05 No Fractional Shares

(a)	No fractional Hecla Shares shall be issued to Former Aurizon Securityholders. The number of Hecla Shares to be issued to Former Aurizon Securityholders shall be rounded up to the nearest whole Hecla Share in the event that a Former Aurizon Securityholder is entitled to a fractional share representing 0.5 or more of a Hecla Share and shall be rounded down to the nearest whole Hecla Share in the event that a Former Aurizon Securityholder is entitled to a fractional share representing less than 0.5 of a Hecla Share.

(b)	The aggregate Cash Consideration payable to a Former Aurizon Securityholder, Aurizon DSU Holder or Aurizon RSU Holder shall be rounded up to the next whole five cent increment.

ARTICLE Four
DISSENT RIGHTS

Section	4.01 Dissent Rights

Pursuant to the Interim Order, registered Aurizon Shareholders may exercise rights of dissent (“Dissent Rights”) under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Aurizon Common Shares in connection with the Arrangement, provided that the written notice of dissent to the Arrangement Resolution contemplated by Section 242 of the BCBCA must be sent to Aurizon by holders who wish to dissent at least two days before the Aurizon Meeting or any date to which the Aurizon Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)	are ultimately entitled to be paid fair value for their Aurizon Common Shares which fair value shall be the fair value of such shares immediately before the passing by the Aurizon Securityholders of the Arrangement Resolution, shall be paid an amount in cash equal to such fair value by Acquireco; and
(b)	are ultimately not entitled, for any reason, to be paid fair value for their Aurizon Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting Aurizon Shareholder and shall be entitled to receive only the Cash Consideration for such shares, but in no case shall Hecla, Aurizon, Acquireco or any other person be required to recognize Aurizon Shareholders who exercise Dissent Rights as Aurizon Shareholders after the time that is immediately prior to the Effective Time, and the names of such registered Aurizon Shareholders who exercise Dissent Rights shall be deleted from the central securities register as Aurizon Shareholders at the Effective Time and Hecla shall be recorded as the registered Aurizon Shareholder so transferred and shall be deemed to be the legal owner of such Aurizon Common Shares.

ARTICLE Five
DELIVERY OF CASH CONSIDERATION AND SHARE CONSIDERATION

Section	5.01 Delivery of Cash Consideration and Share Consideration
(a)	On the Effective Date: (i) each Former Aurizon Securityholder (other than Dissenting Shareholders) who has validly elected in accordance with the provisions hereof shall, following completion of the transactions described in Section 3.01 , be entitled to receive, and the Depositary shall deliver to such Former Aurizon Securityholder following the Effective Time, cash representing the Cash Consideration and certificates representing the Share Consideration that such Former Aurizon Securityholder is entitled to receive in accordance with Section 3.01 hereof; and (ii) each Aurizon DSU Holder and Aurizon RSU Holder shall, following completion of the transactions described in Section 3.01 , be entitled to receive, and the Depositary shall deliver to such holder following the Effective Time, cash representing the Cash Consideration that such Aurizon DSU Holder or Aurizon RSU Holder is entitled to receive in accordance with Section 3.01 hereof.

(b)	Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Aurizon Common Shares that were exchanged for Cash Consideration and/or Share Consideration in accordance with Section 3.01 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Aurizon Common Shares formerly represented by such certificate under the terms of such certificate, the BCBCA or the articles of Aurizon and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, cash representing the Cash Consideration and certificates representing the Share Consideration that such holder is entitled to receive in accordance with Section 3.01 hereof.

(c)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.01(b) hereof, each certificate that immediately prior to the Effective Time represented one or more Aurizon Common Shares following completion of the transactions described in Section 3.01 , shall be deemed at all times to represent only the right to receive in exchange therefor Cash Consideration and/or certificates representing the Share Consideration that the holder of such certificate is entitled to receive in accordance with their election (or deemed election) and Section 3.01 hereof.

Section	5.02 Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Aurizon Common Shares that were exchanged for Cash Consideration and/or Share Consideration in accordance with Section 3.01 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, cash and/or, if so elected (or deemed elected), certificates representing Hecla Shares that such holder is entitled to receive in accordance with Section 3.01 hereof. When authorizing such delivery of a certificate representing Hecla Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom certificates representing such Hecla Shares is to be delivered shall, as a condition precedent to the delivery of cash and certificates representing such Hecla Shares, give a bond satisfactory to Hecla and the Depositary in such amount as Hecla and the Depositary may direct, or otherwise indemnify Hecla and the Depositary in a manner satisfactory to Hecla and the Depositary, against any claim that may be made against Hecla or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Aurizon.

Section	5.03 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Hecla Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Aurizon Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02 hereof. Subject to applicable law and to Section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Hecla Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Hecla Shares.

Section	5.04 Withholding Rights

Hecla, Acquireco, Aurizon and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to an Aurizon Securityholder, Aurizon DSU Holder or Aurizon RSU Holder pursuant to the Arrangement and from any all dividends or other distributions otherwise payable to any Former Aurizon Securityholder such amounts as Hecla or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the particular person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Hecla, Acquireco or the Depositary shall withhold from any Cash Consideration payable to an Aurizon Optionholder and/or sell on behalf of an Aurizon Optionholder any Share Consideration deliverable to the Aurizon Optionholder in order to remit to Aurizon for remittance to a taxing authority a sufficient amount to comply with Tax laws in respect of the cancellation of the Aurizon Options pursuant to the Plan of Arrangement.

Section 5.05 Limitation and Proscription

To the extent that a Former Aurizon Securityholder shall not have complied with the provisions of Section 5.01 or Section 5.02 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the Cash Consideration to which such Former Aurizon Securityholder was entitled shall be returned to Hecla and the Share Consideration that such Former Aurizon Securityholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Share Consideration shall be delivered to Hecla by the Depositary and the interest of the Former Aurizon Securityholder in such Cash Consideration and/or Share Consideraion to which it was entitled shall be terminated as of such final proscription date.

Section 5.06 Election to Forgo Deduction Related to Options

Aurizon, Acquireco and Hecla each acknowledge and agree that Aurizon and any person not dealing at arm’s length with Aurizon, within the meaning of the Tax Act, will elect to forego any deduction under the Tax Act with respect to the payments to be made by Aurizon pursuant to the Plan of Arrangement to holders of Aurizon Options who are subject to tax under the Tax Act with respect to the disposition, transfer and cancellation of such holders’ Aurizon Options pursuant to this Plan of Arrangement and who are entitled to claim a deduction under subsection 110(1)(d) of the Tax Act in respect thereof and, to effect the foregoing, Aurizon will comply with the requirements described in subsection 110(1.1) of the Tax Act.

ARTICLE Six
AMENDMENTS

Section	6.01 Amendments to Plan of Arrangement

(a)	Hecla and Aurizon reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Hecla and Aurizon, (iii) filed with the Court and, if made following the Aurizon Meeting, approved by the Court, and (iv) communicated to Aurizon Securityholders, Aurizon DSU Holders and/or Aurizon RSU Holders if and as required by the Court.
(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Aurizon at any time prior to the Aurizon Meeting provided that Hecla shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Aurizon Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Aurizon Meeting shall be effective only if: (i) it is consented to in writing by each of Hecla and Aurizon; and (ii) if required by the Court, it is consented to by the Aurizon Securityholders voting in the manner directed by the Court.

APPENDIX C
FAIRNESS OPINION OF SCOTIA CAPITAL INC.

Scotia Capital Inc.

Scotia Tower

18th Floor, 650 West Georgia Street

Box 11640

Vancouver, British Columbia

Canada V6B 4N9

GLOBAL BANKING AND MARKETS

March 3, 2013

The Board of Directors
Aurizon Mines Ltd.
Suite 1120 Cathedral Place
925 West Georgia Street

Vancouver, British Columbia V6C3L2

To the Board of Directors:

Scotia Capital Inc. (“Scotia Capital”) understands that Aurizon Mines Ltd. (“Aurizon” or the “Company”) and Hecla Mining Company (“Hecla” or the “Acquirer”), have entered into an agreement dated March 3, 2013 (the “Arrangement Agreement”), whereby Hecla will indirectly acquire all of the outstanding common shares (the “Shares”) of the Company by way of a court-approved plan of arrangement (the “Plan of Arrangement”) (the “Transaction”). Pursuant to the terms of the Arrangement Agreement and related Plan of Arrangement, holders of the Shares will receive C$4.75 in cash per Share, or 0.9953 of a Hecla share, or a combination of both (the “Consideration”), subject in each case to pro-ration based on a maximum cash consideration of approximately C$513.6 million and a maximum number of Hecla shares issued of 57,000,000. The terms of the Arrangement Agreement relating to the proposed Transaction are to be more fully described in a disclosure document, which will be mailed to the shareholders and optionholders of the Company (the “Disclosure Document”).

Background and Engagement of Scotia Capital

Scotia Capital was engaged as financial advisor to the Company on September 13, 2012 pursuant to an engagement letter (the “Engagement Agreement”) to perform such financial advisory and investment banking services for the Company as are customary in transactions of this type including assisting the Company in analyzing strategic alternatives and, if requested, structuring, negotiating and effecting a Transaction (as defined in the Engagement Agreement). The board of directors of Aurizon (the “Board of Directors”) has requested that Scotia Capital provide its opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Shares (other than the Acquirer and its affiliates) (the “Shareholders”). The terms of the Engagement Agreement provide that Scotia Capital is to be paid a fee for its services as financial advisor, including fees that are contingent on the completion of such transaction(s) and fees payable upon delivery of an Opinion. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified in certain circumstances.

The Board of Directors has not instructed Scotia Capital to prepare, and Scotia Capital has not prepared, a formal valuation of the Company or any of its securities or assets, and the Opinion should not be construed as such. Scotia Capital has, however, conducted such analyses as it considered necessary in the circumstances to prepare and deliver the Opinion.

Subject to the terms of the Engagement Agreement, Scotia Capital consents to the inclusion of the Opinion in its entirety and a summary thereof in the Disclosure Document and to the filing of the Opinion, as necessary, with the securities commissions, stock exchanges and other similar regulatory authorities in Canada and in the United States.

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.

Overview of Aurizon Mines Ltd.

Aurizon is a Canadian-based gold producer with operations and development activities in the Abitibi region of northwestern Quebec. Since 1988 Aurizon has been involved in the acquisition, exploration, development and operation of a number of gold properties in North America.

Aurizon owns 100% of the producing Casa Berardi Gold Mine and also owns a 100% interest in the Joanna Gold Development Project, a development-stage gold property on which a feasibility study has been completed for the Hosco deposit. In addition, the Company has staked mineral claims, and/or entered into agreements with junior exploration companies to acquire interests in several early stage exploration projects. The Shares are listed on the Toronto Stock Exchange under the symbol “ARZ” and on the NYSE MKT under the symbol “AZK”.

Credentials of Scotia Capital

Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital as a firm. The form and content of the Opinion have been approved for release by a committee of directors and other professionals of Scotia Capital, all of whom are experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationships of Scotia Capital

Neither Scotia Capital nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Acquirer or any of their respective associates or affiliates. Subject to the following, there are no understandings, agreements or commitments between Scotia Capital and the Company, Acquirer or any of their respective associates or affiliates with respect to any future business dealings. Scotia Capital has relationships with key personnel at both Aurizon and Hecla and has in the past provided, and may in the future provide, traditional banking, financial advisory or investment banking services to the Company or any of its affiliates and may in the future provide similar services to the Acquirer or its affiliates. Scotiabank is providing financing to Hecla with respect to the Transaction.

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Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank, may have had and may have positions in the securities of the Company, or its affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or any of its affiliates, or with respect to the Transaction.

Scope of Review

In preparing the Opinion, Scotia Capital has reviewed, considered and relied upon, without attempting to verify independently the completeness or accuracy thereof, among other things:

(a)           a draft Arrangement Agreement dated March 3, 2013;

(b)           a draft voting support agreement (the “Support Agreement”) dated March 3, 2013 with the Acquirer;

(c)	the debt financing commitment letter related to the Transaction;
(d)	annual reports of the Company and the Acquirer for the fiscal years ended last 3 years (2009 – 11);
(e)	the Notice of Annual Meeting of Shareholders and the Management Information Circular of the Company for the fiscal years ended last 3 years (2009 – 11);

(f)            audited financial statements of the Company and the Acquirer for the fiscal years ended last 3 years (2009 – 11);

(g)           annual information forms of the Company for the fiscal years ended last 3 years (2009 – 11);

(h)           unaudited quarterly reports of the Company and the Acquirer for each of the three-month periods ended in 2012;

(i)             the Company’s budget for the fiscal year ending 2013;

(j)	the Company’s financial model and business plan;

(k)           various detailed internal Company management reports;

(l)             discussions with senior management of the Company and the Acquirer;

(m)	discussions with senior management of the Company with respect to their site visit to Hecla’s Lucky Friday mine;

(n)           discussions with the Company’s legal counsel;

(o)	discussions with other potential interested parties;

(p)           public information relating to the business, operations, financial performance and stock trading history of the Company, the Acquirer and other selected public companies considered by us to be relevant;

(q)           public information with respect to other transactions of a comparable nature considered by us to be relevant;

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(r)            representations contained in separate certificates addressed to Scotia Capital, as of the date hereof, from senior officers of the Company as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and

(s)           such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia Capital.

Prior Valuations

The Company has represented to Scotia Capital that, to the best of its knowledge, there have been no valuations or appraisals of the Company or any material property of the Company or any of its subsidiaries or affiliates, made in the preceding twenty-four (24) months and in the possession or control or knowledge of the Company other than those provided to Scotia Capital or, in the case of valuations known to the Company which it does not have within its control, notice of which has been given to Scotia Capital.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Scotia Capital has, subject to the exercise of its professional judgment, relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, or that was provided to us, by the Company, and its associates and affiliates and advisors (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. With respect to the Company’s financial projections provided to Scotia Capital by management of the Company and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

Senior management of the Company has represented to Scotia Capital in certificates delivered as at the date hereof, among other things, that to the best of their knowledge (a) the Company has no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to the Company or any of its subsidiaries or affiliates which would reasonably be expected to affect materially the Opinion; (b) with the exception of forecasts, projections or estimates referred to in (d), below, the written Information provided to Scotia Capital by or on behalf of the Company in respect of the Company and its subsidiaries or affiliates, in connection with the Transaction is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the data provided to Scotia Capital by the Company not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current Information that has been disclosed; and (d) any portions of the Information provided to Scotia Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of the Company, are (or were at the time of preparation) reasonable in the circumstances.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which Scotia Capital believes to be reasonable and appropriate in the exercise of its professional judgment, many of which are beyond the control of Scotia Capital or any party involved in the Transaction.

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For the purposes of rendering the Opinion, Scotia Capital has also assumed that the representations and warranties of each party contained in the Arrangement Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Transaction and that the Company will be entitled to fully enforce its rights under the Arrangement Agreement and receive the benefits therefrom in accordance with the terms thereof.

The Opinion has been provided for the sole use and benefit of the Board of Directors of the Company in connection with, and for the purpose of, its consideration of the Transaction and may not be relied upon by any other person. Our opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the Transaction. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms (other than the Consideration) of the Arrangement Agreement, the Plan of Arrangement or the form of the Transaction.

Conclusion

Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Transaction is fair from a financial point of view to such Shareholders.

Yours very truly,

SCOTIA CAPITAL INC.

APPENDIX D
FAIRNESS OPINION OF CIBC WORLD MARKETS INC.

CIBC World Markets Inc. 400 Burrard Street 12th Floor, Commerce Place Vancouver, BC V6C 3A6 Tel : 604-891-6300

March 3, 2013

The Special Committee of the Board of Directors

of Aurizon Mines Ltd.

Suite 1120, Cathedral Place

925 W. Georgia Street

Vancouver, B.C. V6C 3L2

To the Special Committee:

CIBC World Markets Inc. (“CIBC”, “we” or “us”) understands that Aurizon Mines Ltd. (“Aurizon” or the “Company”) is proposing to enter into an arrangement agreement (the “Arrangement Agreement”) with Hecla Mining Company (“Hecla” or the “Purchaser”) providing for, among other things, the acquisition (the “Proposed Transaction”) by the Purchaser of all of the issued and outstanding common shares (the “Shares”) of the Company not currently held by Hecla for consideration per Share, at the election of each of the shareholders of the Company (the "Shareholders") of:

a)	$4.75 in cash (the “Cash Alternative”); or

b)	0.9953 of a common share (the “Hecla Shares”) of Hecla (the “Share Alternative”); or

c)	a combination of both, and each of (a), (b) and (c) being referred to herein as the “Consideration”),

subject, in each case, to pro-ration based on maximum cash consideration of approximately $513.6 million and a maximum of 57,000,000 Hecla Shares. Assuming that all Shareholders elect to receive either (i) the Cash Alternative or (ii) the Share Alternative, the Consideration will be fully pro-rated with each Shareholder being entitled to receive $3.11 in cash and 0.3446 of a Hecla Share for each Share held.

We further understand that pursuant to the Arrangement Agreement:

a)	the Proposed Transaction will be effected by way of a plan of arrangement under Section 288 of the Business Corporations Act (British Columbia);

b)	the completion of the Proposed Transaction will be conditional upon, among other things, approval by (i) at least 66 2/3% of the votes cast by the Shareholders and the optionholders of the Company, voting as a single class, who are present in person or represented by proxy at the special meeting of such security holders (the “Special Meeting”); (ii) 66 2/3% of the votes cast by Shareholders who are present in person or represented by proxy at the Special Meeting, and (iii) the approval of the Supreme Court of British Columbia; and

c)	the terms and conditions of the Proposed Transaction will be described in a management information proxy circular of the Company and related documents (the “Circular”) that will be mailed to the Shareholders and optionholders in connection with the Special Meeting.

Engagement of CIBC

Following receipt of an unsolicited take-over bid from Alamos Gold Inc. on January 14, 2013 (the “Alamos Offer”), the board of directors (the “Board of Directors”) of the Company appointed a special committee (the “Special Committee”) to consider the implications of the Alamos Offer and to make recommendations to the Board of Directors concerning the Alamos Offer and responses thereto, including considering potential transactions that might be pursued by the Company as an alternative to the Alamos Offer.

By letter agreement dated January 17, 2013 (the “Engagement Agreement”), the Special Committee retained CIBC to act as its financial advisor in connection with the Alamos Offer and any alternative transaction. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Special Committee our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Arrangement Agreement.

CIBC has been paid an advisory fee, which fee was not contingent upon the outcome or completion of the Alamos Offer or the Proposed Transaction. The Company has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC

CIBC is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i)	a draft dated March 3, 2013 of the Arrangement Agreement;
ii)	the annual reports, including the comparative audited financial statements and management’s discussion and analysis, of the Company for the fiscal years ended December 31, 2009, 2010 and 2011;
iii)	the interim reports, including the comparative unaudited financial statements and management’s discussion and analysis, of the Company for the three months ended March 31, 2012, the six months ended June 30, 2012 and the nine months ended September 30, 2012;
iv)	the annual information form of the Company for the fiscal year ended December 31, 2011 dated March 30, 2012;
v)	the management information proxy circular of the Company dated April 5, 2012 relating to the annual meeting of shareholders held on May 10, 2012;
vi)	the NI 43-101 Technical Report titled “Feasibility Study of the Hosco Deposit – Joanna Gold Project” dated June 5, 2012 and prepared for the Company by BBA Inc., Roche Ltd. and SGS Canada Inc.;
vii)	the NI 43-101 Technical Report titled “Mineral Resource Estimation – Joanna Gold Project – Rouyn-Noranda, Quebec – Aurizon Mines Ltd. – September 2011 Update” dated December 31, 2011 and prepared for the Company by BBA Inc. and SGS Canada Inc.;

viii)	the NI 43-101 Technical Report titled “Technical Report on the Casa Berardi Mine, Northwestern Quebec, Canada” dated March 28, 2011 and prepared for the Company by BBA Inc. and Roscoe Postle Associates Inc.;
ix)	the annual reports, including the comparative audited financial statements and management’s discussion and analysis, of Hecla for the fiscal years ended December 31, 2009, 2010 and 2011;
x)	the interim reports, including the comparative unaudited financial statements and management’s discussion and analysis, of Hecla for the three months ended March 31, 2012, the six months ended June 30, 2012 and the nine months ended September 30, 2012;
xi)	the proxy statement of Hecla dated April 9, 2012 relating to the annual meeting of shareholders held on May 24, 2012;
xii)	certain internal financial, operational, corporate and other information prepared or provided by the management of the Company, including internal operating and financial budgets and projections;
xiii)	selected public market trading statistics and relevant financial information of the Company, Hecla and other public entities;
xiv)	selected financial statistics and relevant financial information with respect to relevant precedent transactions;
xv)	selected relevant reports published by equity research analysts and industry sources regarding the Company, Hecla and other comparable public entities;
xvi)	a certificate addressed to us, dated as of the date hereof, from two senior officers of the Company, as to the completeness and accuracy of the Information (as defined below); and
xvii)	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. We have also participated in discussions with DuMoulin Black LLP, legal counsel to the Company and Blake, Cassels & Graydon LLP, legal counsel to the Company and the Special Committee, concerning the Proposed Transaction, the Arrangement Agreement and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, the Purchaser or any of their respective affiliates and our Opinion should not be construed as such.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company or Hecla in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the audited financial statements of the Company and Hecla and the reports of the auditors thereon and the interim unaudited financial statements of the Company and Hecla.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company, having regard to the Company’s business, plans, financial condition and prospects.

We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and that the Proposed Transaction will be completed substantially in accordance with its terms and all applicable laws and that the Circular will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete and correct at the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and Hecla as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion is being provided to the Special Committee for its exclusive use only in considering the Proposed Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC. Our Opinion is not intended to be and does not constitute a recommendation to the Board of Directors as to whether they should approve the Arrangement Agreement nor as a recommendation to any Shareholder as to how to vote or act at the Special Meeting or as an opinion concerning the trading price or value of any securities following the announcement or completion of the Proposed Transaction.

CIBC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily amenable to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be received by Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to Shareholders other than Hecla and its affiliates.

Yours very truly,

(Signed) CIBC World Markets Inc.

APPENDIX E
INTERIM ORDER

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

APR 1 0 2013

ENTERED

NO. S=132543
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING AURIZON MINES LTD., HECLA MINING COMPANY and 0963708 B.C. LTD.

AURIZON MINES LTD.

PETITIONER

INTERIM ORDER MADE AFTER APPLICATION

BEFORE MASTER TOKAREK)	WEDNESDAY THE 10th DAY
)	
)	OF APRIL, 2013

ON THE APPLICATION of the Petitioner, Aurizon Mines Ltd. ("Aurizon") for an Interim Order pursuant to its Petition filed on April 10, 2013

[x] without notice coming on for hearing at Vancouver, British Columbia on April 10, 2013 and on hearing Sean K. Boyle, counsel for the Petitioner and upon reading the Petition herein and the Affidavit of Ian Walton sworn on April 9, 2013 and filed herein (the "Walton Affidavit"); and upon being advised that it is Hecla Mining Company's ("Hecla") intention to rely upon Section 3(a)(10) of the *United States Securities Act of 1933* as a basis for an exemption with respect to securities issued under the proposed Plan of Arrangement;

THIS COURT ORDERS THAT:

50847978.3

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DEFINITIONS

1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft Notice of Special Meeting and Information Circular for the Special Meeting of Aurizon Securityholders (collectively, the "Circular") attached as Exhibit "A" to the Walton Affidavit.

MEETING

2. Pursuant to Sections 186, 288, 289, 290 and 291 of the *Business Corporations Act*, S.B.C., 2002, c. 57, as amended (the "BCBCA"), Aurizon is authorized and directed to call, hold and conduct a meeting of the holders of common shares of Aurizon (the "Aurizon Shareholders") and holders of options to purchase common shares of Aurizon (collectively with the Aurizon Shareholders, the "Aurizon Securityholders") to be held at 1:00 p.m. (Vancouver time) on May 9, 2013 at the Vancouver Club, 915 West Hastings Street, Vancouver, British Columbia (the "Meeting"):

(b) to transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof.

3. The Meeting shall be called, held and conducted in accordance with the BCBCA, the articles of Aurizon and the Circular subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

50847978.3

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ADJOURNMENT

4. Subject to the terms of the Arrangement Agreement, Aurizon, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Aurizon Securityholders respecting such adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by news release, newspaper advertisement, or by notice sent to Aurizon Securityholders by one of the methods specified in paragraph 9 of this Interim Order.

5. The Record Date (as defined in paragraph 7 below) shall not change in respect of any adjournments or postponements of the Meeting.

AMENDMENTS

6. Prior to the Meeting, Aurizon is authorized to make such amendments, revisions or supplements to the proposed Arrangement and the Plan of Arrangement, in accordance with the terms of the Arrangement Agreement, without any additional notice to the Aurizon Securityholders, and the Arrangement and Plan of Arrangement as so amended, revised and supplemented shall be the Arrangement and Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

RECORD DATE

NOTICE OF MEETING

8. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and Aurizon shall not be required to send to the Aurizon Securityholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

9. The Circular, the forms of proxy and the Notice of Hearing of Petition (collectively referred to as the "Meeting Materials"), in substantially the same form as contained in Exhibits "A", "B" and "C" to the Walton Affidavit, with such deletions, amendments or

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additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, shall be sent to:

(a) the Aurizon Securityholders as they appear on the central securities register of Aurizon or the records of its registrar and transfer agent as at the close of business on the Record Date, such relevant portions of the Meeting Materials to be sent at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods:

   (i) by prepaid ordinary or air mail addressed to the Aurizon Securityholders at their addresses as they appear in the applicable records of Aurizon or its registrar and transfer agent as at the Record Date;

   (ii) by delivery in person or by courier to the addresses specified in paragraph 9 (a)(i) above; or

   (iii) by email or facsimile transmission to any Aurizon Securityholder who identifies himself, herself or itself to the satisfaction of Aurizon, acting through its representatives, and who requests such email or facsimile transmission;

(b) in the case of non-registered Aurizon Securityholders, by providing copies of the relevant portions of the Meeting Materials to intermediaries and registered nominees for sending to such beneficial owners in accordance with the procedures prescribed by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators; and

(c) the directors and auditors of Aurizon by mailing the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal and the date of the Meeting;

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and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

10. Accidental failure of or omission by Aurizon to give notice to any one or more Aurizon Securityholders or any other persons entitled thereto, or the non-receipt of such notice by one or more Aurizon Securityholders or any other persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of Aurizon (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Aurizon, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

11. Provided that notice of the Meeting is given and the Meeting Materials are provided to the Aurizon Securityholders and other persons entitled thereto in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the meeting is waived.

DEEMED RECEIPT OF NOTICE

12. The Meeting Materials shall be deemed, for the purposes of this Interim Order, to have been served upon and received:

(a) in the case of mailing pursuant to paragraph 9(a)(i) above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(b) in the case of delivery in person pursuant to paragraph 9(a)(ii) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person's address in paragraph 9 above; and

(c) in the case of any means of transmitted, recorded or electronic communication pursuant to paragraph 9(a)(iii) above, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

13. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials may be communicated to the Aurizon Securityholders or other

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persons entitled thereto by news release, newspaper advertisement or by notice sent to the Aurizon Securityholders or other persons entitled thereto by any of the means set forth in paragraph 9 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of Aurizon.

QUORUM AND VOTING

14. The quorum required at the Meeting shall be two Aurizon Shareholders present or represented by proxy at the Meeting.

15. The vote required to pass the Arrangement Resolution shall be:

(a) the affirmative vote of at least two-thirds of the votes cast by Aurizon Shareholders, present in person or represented by proxy and entitled to vote at the Meeting voting together as one class on the basis of one vote per Aurizon Share; and

(b) the affirmative vote of at least two-thirds of the votes cast at the Aurizon Meeting in person or by proxy by the Aurizon Securityholders voting together as one class on the basis of one vote per Aurizon Share and one vote per Aurizon Option held, as applicable (which shall be determined by a separate tabulation of the votes cast in respect of the Arrangement Resolution pursuant to paragraph 15(a) above).

16. In all other respects, the terms, restrictions and conditions set out in the articles of Aurizon will apply in respect of the Meeting.

PERMITTED ATTENDEES

17. The only persons entitled to attend the Meeting shall be (i) the Aurizon Securityholders or their respective proxyholders as of the Record Date, (ii) Aurizon's directors, officers, auditors and advisors, (iii) representatives of Hecla, and (iv) any other person admitted on the invitation of the Chair of the Meeting or with the consent of the Chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting shall be the Aurizon Securityholders as at the close of business on the Record Date, or their respective proxyholders.

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SCRUTINEERS

18. Representatives of Aurizon's registrar and transfer agent (or any agent thereof) are authorized to act as scrutineers for the Meeting.

SOLICITATION OF PROXIES

19. Aurizon is authorized to use the forms of proxy in connection with the Meeting, in substantially the same form as attached as Exhibit "B" to the Walton Affidavit and Aurizon may in its discretion waive generally the time limits for deposit of proxies by Aurizon Securityholders if Aurizon deems it reasonable to do so. Aurizon is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

20. The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials.

DISSENT RIGHTS

21. Each registered Aurizon Shareholder who ceases to be an Aurizon Shareholder upon completion of the Arrangement, except the Locked-Up Shareholders, shall have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Sections 237-247 of the BCBCA, as modified by the terms of this Interim Order and the Plan of Arrangement. A beneficial holder of Aurizon Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered Aurizon Shareholder to dissent on behalf of the beneficial holder of Aurizon Shares or, alternatively, make arrangements to become a registered Aurizon Shareholder.

22. Registered Aurizon Shareholders shall be the only Shareholders of Aurizon entitled to exercise rights of dissent.

23. In order for a Registered Aurizon Shareholder to exercise such right of dissent under Sections 237-247 of the BCBCA (the "Dissent Right"):

(a) a Dissenting Shareholder shall deliver a written notice of dissent which must be received by Aurizon c/o Blake, Cassels & Graydon LLP, Suite 2600, 595 Burrard

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(b) a Dissenting Shareholder shall not have voted his, her or its Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(c) a vote against the Arrangement Resolution or an abstention shall not constitute the written notice of dissent required under subparagraph (a);

(d) a Dissenting Shareholder may not exercise the Dissent Right in respect of only a portion of such Dissenting Shareholder's Aurizon Shares, but may dissent only with respect to all of the Aurizon Shares; and

(e) the exercise of such Dissent Right must otherwise comply with the requirements of Section 237-247 of the BCBCA, as modified by this Interim Order.

24. Notice to the Aurizon Shareholders of their Dissent Right with respect to the Arrangement Resolution and their right to receive, subject to the provisions of the BCBCA, the Interim Order, the Final Order and the Arrangement, the fair value of their Aurizon Shares shall be given by including information with respect to the Dissent Right in the Circular to be sent to Aurizon Shareholders in accordance with this Interim Order.

25. Subject to further order of this Court, the rights available to the Aurizon Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement shall constitute full and sufficient Dissent Rights for the Aurizon Shareholders with respect to the Arrangement.

APPLICATION FOR FINAL ORDER

26. Upon the approval, with or without variation, by the Aurizon Securityholders of the Arrangement, in the manner set forth in this Interim Order, Aurizon may apply to this Court for, *inter alia*, an order:

(a) pursuant to BCBCA Sections 291(4)(a) and 295 approving the Arrangement; and

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(b) pursuant to BCBCA Section 291(4)(c) declaring that the terms and conditions of the Arrangement, and the exchange of securities to be effected by the Arrangement, are fair and reasonable

(collectively, the "Final Order").

and the hearing of the Final Order will be held on May 10, 2013 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as this Court may direct.

27. The form of Notice of Hearing of Petition attached to the Walton Affidavit as Exhibit "C" is hereby approved as the form of Notice of Proceedings for such approval. Any Aurizon Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order.

28. Any Aurizon Securityholder seeking to appear at the hearing of the application for the Final Order shall:

(a) file and deliver a Response to Petition (a "Response") in the form prescribed by the *Supreme Court Civil Rules*, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner's solicitors at:

BLAKE, CASSELS & GRAYDON LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, P.O. Box 49314
Vancouver, B.C. V7X 1L3

Attention: Sean K. Boyle

by or before 4:00 p.m. (Vancouver time) on May 8, 2013, or as the Court may otherwise direct.

29. Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraph 9 of this Interim Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with.

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30. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

31. The Petitioner shall be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

32. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the articles of Aurizon, this Interim Order shall govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS INTERIM ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of lawyer for Petitioner
Sean K. Boyle

BY THE COURT

REGISTRAR

CHECKED

50847978.3

NO. _______________
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
AURIZON MINES LTD., HECLA MINING COMPANY and 0963708 B.C. LTD.

AURIZON MINES LTD.

PETITIONER

INTERIM ORDER

Sean K. Boyle
Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, PO Box 49314
Vancouver, BC, V7X 1L3
(604) 631-3300

50847978.3

APPENDIX F
NOTICE OF HEARING OF PETITION

NO. S-132543
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING AURIZON MINES LTD., HECLA MINING COMPANY and 0963708 B.C. LTD.

AURIZON MINES LTD.

PETITIONER

NOTICE OF HEARING OF PETITION

And to: The holders of options to purchase common shares of Aurizon Mines Ltd. (collectively with the Aurizon Shareholders, the "Aurizon Securityholders")

NOTICE IS HEREBY GIVEN that a Petition has been filed by the Petitioner, Aurizon Mines Ltd. ("Aurizon") in the Supreme Court of British Columbia (the "Court") for approval of a plan of arrangement (the "Plan of Arrangement"), pursuant to the *Business Corporations Act*, S.B.C., 2002, c. 57, as amended (the "BCBCA");

AND NOTICE IS FURTHER GIVEN that by an Interim Order Made After Application, pronounced by the Court on April 10, 2013, the Court has given directions as to the calling of a special meeting of the Aurizon Securityholders, for the purpose of, among other things, considering, voting upon and approving the Arrangement;

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms of the Arrangement are fair and reasonable shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on May 10, 2013, at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard (the "Final Application").

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition ("Response") in the form prescribed by the Supreme Court

50847979.1

Civil Rules and delivered a copy of the filed Response, together with all affidavits and other material on which such person intends to rely at the hearing of the Final Application, including an outline of such person's proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:30 p.m. (Vancouver time) on May 8, 2013.

The Petitioner's address for delivery is:

BLAKE, CASSELS & GRAYDON LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, P.O. Box 49314
Vancouver, B.C. V7X 1L3

Attention: Sean K. Boyle

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of "Response" as aforesaid. You may obtain a form of "Response" at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Aurizon Securityholders.

A copy of the said Petition and other documents in the proceeding will be furnished to any Aurizon Securityholders upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

Date: April 10, 2013

"Sean K. Boyle"
Signature of lawyer for Petitioner
Sean K. Boyle

50847979.1

APPENDIX G
DISSENT PROVISIONS

Pursuant to the Interim Order, Registered Shareholders have the right to dissent in respect of the Arrangement. Such right of dissent is described in this Circular. The full text of Division 2 (Dissent Proceedings) of Part 8 (Proceedings) of the BCBCA is set forth below.

DIVISION 2 OF PART 8 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

APPENDIX H
INFORMATION CONCERNING HECLA

APPENDIX H

INFORMATION CONCERNING HECLA

The following information should be read in conjunction with the information concerning Hecla appearing elsewhere in the Circular. Capitalized terms used, but not otherwise defined in this Appendix H shall have the meaning ascribed to them in the Circular.

CURRENCY	2
TECHNICAL INFORMATION	2
DOCUMENTS INCORPORATED BY REFERENCE	2
CORPORATE STRUCTURE	3
BUSINESS OF HECLA	4
SUMMARY DESCRIPTION OF THE BUSINESS	4
MATERIAL MINERAL PROPERTIES	18
DIVIDEND POLICY	18
DESCRIPTION OF HECLA’S SECURITIES	20
CONSOLIDATED CAPITALIZATION	22
OPTIONS TO PURCHASE SECURITIES	23
PRIOR SALES	24
TRADING PRICE AND VOLUME	24
PRINCIPAL SECURITYHOLDERS	25
DIRECTORS AND EXECUTIVE OFFICERS	25
INDEBTEDNESS OF DIRECTORS AND OFFICERS	29
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	30
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	32
AUDITORS, TRANSFER AGENT AND REGISTRAR	33
MATERIAL CONTRACTS	33
EXPERTS	34
OTHER MATERIAL FACTS	35
RISK FACTORS	35
SCHEDULE "A"	A-1

CURRENCY

All references in this Appendix H to “$” or “US$” or “USD” or US dollars mean United States dollars.

TECHNICAL INFORMATION

Dr. Dean W.A. McDonald, a “qualified person” (“QP”) as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and not independent of Hecla, has reviewed and approved the scientific and technical information contained in pages 1 to 52, inclusive, of this Appendix H.

Dr. Dean W.A. McDonald, P. Geo, Ralph M. Barker, P.E., Robert J. Golden, P.E., Bradley Kucera, P.E. and Allen R. Anderson, P.E., each QPs and not independent of Hecla, other than Mr. Anderson who is independent of Hecla within the meaning of NI 43-101, have reviewed and approved the scientific and technical information contained in pages A-2 to A-18, inclusive, of this Appendix H.

Dr. Dean McDonald, P. Geo., Mr. Bryan Morgen, P.E., and Mr. Bill Hancock, RM SME, each QPs and not independent of Hecla, other than Mr. Hancock who is independent of Hecla within the meaning of NI 43-101, have reviewed and approved the scientific and technical information contained in pages A-19 to A-36, inclusive, of this Appendix H.

DOCUMENTS INCORPORATED BY REFERENCE

Information in respect of Hecla has been incorporated by reference in the Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Hecla at Hecla’s corporate headquarters located at 6500 N. Mineral Drive, Suite 200, Coeur d’Alene, Idaho, by email request to info@hecla-mining.com, or by calling Hecla, Investor Relations at 208-769-4100. In addition, copies of the documents incorporated herein by reference may be obtained through Hecla’s SEDAR profile located at www.sedar.com. The following documents of Hecla, filed with securities commissions or similar authorities in Canada are specifically incorporated by reference into and form an integral part of this Circular:

(i)	the audited annual consolidated financial statements of Hecla as at and for the years ended December 31, 2012, 2011 and 2010, together with the notes thereto and the auditors’ report therein;
(ii)	Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, of Hecla’s Annual Report on Form 10-K for the year ended December 31, 2012 (“MD&A”);
(iii)	Item 8, “Financial Statements and Supplementary Data”, of Hecla’s Annual Report on Form 10-K for the year ended December 31, 2012;
(iv)	Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, of Hecla’s Annual Report on Form 10-K for the year ended December 31, 2011;
(v)	Item 8, “Financial Statements and Supplementary Data”, of Hecla’s Annual Report on Form 10-K for the year ended December 31, 2011; and
(vi)	Pages 25 to 69, inclusive, of Hecla’s Proxy Statement, Annual Meeting of Shareholders May 15, 2013, dated April 3, 2013.

The content of any Form 8-K or Form 10-Q filed by Hecla with securities commissions or similar authorities in Canada after the date of this Circular and prior to the Effective Date will be deemed to be incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

CORPORATE STRUCTURE

Incorporation and Office

Hecla Limited was originally established in Idaho in 1891 and is a wholly owned subsidiary of Hecla. Hecla is incorporated in Delaware under the Delaware General Corporation Law. Hecla’s current holding company structure dates from Hecla’s incorporation in 2006 and the renaming of its subsidiary (previously Hecla Mining Company) as Hecla Limited.

Hecla’s corporate headquarters is located at 6500 N. Mineral Drive, Suite 200, Coeur d’Alene, Idaho.

Intercorporate Relationships

The diagram below shows Hecla’s corporate structure with respect to its subsidiaries that, as of December 31, 2012, account for 10% of the consolidated assets or revenue of Hecla. Hecla owns either directly or indirectly 100% of each of the subsidiaries and each was formed in the State of Delaware. Hecla owns its interest in: (i) the Lucky Friday mine primarily through Hecla Limited; and (ii) the Greens Creek mine through its interests in Hecla Admiralty Company and Hecla Limited.

The following chart summarizes Hecla’s expected corporate structure (including non-material subsidiaries) immediately following completion of the Arrangement.

BUSINESS OF HECLA

Summary Description of the Business

Established in 1891 in northern Idaho’s Silver Valley, Hecla is one of the oldest publicly-traded precious metals mining companies operating in the U.S. and Hecla believes it is the largest primary silver producer and the second largest zinc and third largest lead producer in the U.S. Hecla has operating mines in Idaho and Alaska and exploration properties and pre-development properties in four world-class silver mining districts in the U.S. and Mexico.

At present Hecla’s material properties consist of the following mines and projects:

  the Greens Creek mine, an underground mine producing silver, gold, lead and zinc and nearby exploration, located in Southeast Alaska (“Greens Creek”); and
  the Lucky Friday mine, an underground mine producing silver, lead and zinc, and nearby exploration, located in Mullan, Idaho (“Lucky Friday”).

Hecla’s other properties consist of the following:

  San Sebastian, a project located near Durango, Mexico;
  San Juan Silver, a project located near Creede, Colorado; and
  Silver Valley, a project located in Idaho’s Silver Valley.

The map below shows the locations of Hecla’s operating mines and exploration and pre-development projects, as well as its corporate offices located in Coeur d’Alene, Idaho and Vancouver, British Columbia.

Hecla is organized and managed into two segments that encompass its operating units: the Greens Creek mine and the Lucky Friday mine.

The Greens Creek Unit, Admiralty Island, Alaska

The Greens Creek mine has been 100%-owned since April of 2008 when Hecla acquired the outstanding 70.3% interest which it did not own from indirect subsidiaries of Rio Tinto, plc. The Greens Creek mine is located on Admiralty Island, near Juneau, Alaska, and has been in production since 1989, with a temporary care and maintenance period from April 1993 through July 1996. During 2012, the Greens Creek mine contributed US$320.9 million, or 100%, to Hecla’s consolidated sales. See the section entitled “The Greens Creek Segment” in the MD&A which is incorporated by reference herein.

The Greens Creek ore body contains silver, zinc, gold and lead. Greens Creek is an underground mine which produces approximately 2,100 to 2,300 tons of ore per day. The primary mining methods are standard underground mining methods: cut-and-fill stoping and longhole stoping. These methods utilize rubber-tired equipment to access the veins through ramps developed outside of the orebody. In both methods, an underground excavation is made and a cut is taken along the strike of the vein, and subsequently filled with a concrete-like mixture called paste, or if the area is finished, waste rock. Once the paste has cured, using the ramp system, additional mining occurs above, underneath, or to the side of the paste, depending on the shape of the ore.

In the Greens Creek ore processing facility, the ore is ground to a sand-like size; a crusher and a large mill, termed a SAG (semi-autogenous grinding) mill, are used to reduce the rock to this smaller size. Subsequently, chemical reagents and air bubbles are used to “float” the metal apart from the rock. The “flotation” product, or concentrate, is shipped to smelters in Canada, Japan, China and Korea for final processing into saleable metals. A gravity circuit recovers free gold that exists as electrum, a gold/silver alloy in the ore. In 2012, ore was processed at an average rate of approximately 2,157 tons per day, and mill recovery totaled approximately 73% silver, 78% zinc, 68% lead and 61% gold. The doré is further refined by precious metal refiners and sold to banks, and the three concentrate products are sold to a number of major smelters worldwide.

The net book value of the Greens Creek mine property and its associated plant, equipment and mineral interests was approximately $681 million as of December 31, 2012. Based on current ore reserve estimates, the currently known remaining mine life at Greens Creek is ten years.

The Lucky Friday Unit, Coeur d’Alene, Idaho

The Lucky Friday mine is 100%-owned by Hecla Limited and is located in the Coeur d’Alene Mining District in northern Idaho. It has been a producing mine for Hecla since 1958.

Production at the Lucky Friday mine was suspended during 2012 as a result of the mine being placed on temporary care and maintenance while Hecla removed built-up cementitious material from the silver shaft, pursuant to an order by the U.S. Mine Safety and Health Administration (the “MSHA”). The silver shaft is approximately one-mile deep, 18 foot diameter, concrete-lined shaft from surface (the “Silver Shaft”), the primary access way from surface at the Lucky Friday mine. Limited production recommenced in the first quarter of 2013, and Hecla expects full production to resume in approximately mid-2013. See the section entitled “The Lucky Friday Segment” in the MD&A which is incorporated by reference herein.

Lucky Friday is a deep underground silver, lead and zinc mine. The primary mining method at the Lucky Friday mine is a standard underground method, cut-and-fill. This method utilizes rubber-tired equipment to access the veins through ramps developed outside of the ore body. In this method, an underground excavation is made and a cut is taken along the strike of the vein, and subsequently filled with a concrete-like mixture called paste, or if the area is finished, with waste rock. Once the paste has cured, using the ramp system, additional mining occurs above, underneath, or to the side of the paste, depending on the shape of the ore.

The processing mill at Lucky Friday is similar to that at Greens Creek, although the scale is smaller, and neither gold nor bulk concentrate are produced. Lead and zinc concentrates are shipped to smelters for final processing. Current processing capacity of the Lucky Friday facility is a nominal 1,000 tons per day.

In 2011, ore was processed at an average rate of approximately 905 tons per day. In 2011, mill recovery totaled approximately 93% silver, 93% lead and 87% zinc. All lead and zinc concentrate production during 2011 was shipped to Teck Cominco Limited’s smelter in Trail, British Columbia.

The net book value of the Lucky Friday mine property and its associated plant, equipment and mineral interests was approximately $253 million as of December 31, 2012. Based on current estimates of reserves, mineralized material, and other resources, the currently expected mine life at the Lucky Friday is approximately 26 years. In addition, the #4 shaft project, an internal shaft currently under construction at the Lucky Friday mine (the “#4 Shaft”), will, upon its completion, provide deeper access and is expected to expand the mine’s operations. Construction of the #4 Shaft as currently designed is expected to cost approximately $200 million, including approximately $92 million already spent as of December 31, 2012, with completion expected in 2016. Hecla believes that its current capital resources will allow it to complete the project. However, there are a number of factors that could affect completion of the project.

Other Projects

San Sebastian, Durango, Mexico

Hecla owns 100% interest in the project near Durango, Mexico. Hecla’s concession holdings cover approximately 48,008 hectares (185 square miles), including the Francine, Middle and Andrea vein systems and multiple outlying active exploration areas.

Underground development along the Francine vein started in May 2001, and reached full production during the second quarter of 2002. Mining of economic ore on the upper Francine vein was completed during the first quarter of 2005. The mine has been placed on care and maintenance as exploration continues on the property, including the Hugh zone, which is located 100 to 600 meters below historic mining. Mining of economic ore at Don Sergio was completed in the fourth quarter of 2005 and reclamation of this portion of the mine site was completed during 2006. San Sebastian’s life of mine (“LOM”) production over four years was 11.2 million ounces of silver and 155,937 ounces of gold.

Re-examination of district potential near the Francine vein led to the discovery of the Andrea vein in 2011 and the Middle vein in 2012. The Middle vein contains significant high-grade silver and gold as outlined by systematic drilling in 2012 and, due to proximity to the Francine vein and Hugh zone, the exploitation of the Middle vein would likely use the same infrastructure. In 2012, there were also resource additions on the Andrea vein. In an attempt to build on these additions, scoping studies are in progress to determine the production viability, rate and sequencing of mining the three resource areas and are expected to be completed in the third quarter of 2013. Concurrent with the completion of the scoping studies, a ramp is being engineered for initial construction, expected in 2013, to allow access to both the Hugh zone and Middle vein. Currently there is an infill drill program on the Middle vein to increase the confidence level of the resource that may allow conversion to reserve status once a positive feasibility study is completed.

San Juan Silver, Creede, Colorado

In December 2011, Hecla’s wholly-owned subsidiary, Rio Grande Silver, Inc. (“RGS”), acquired the remaining 30% joint venture interest that it did not already own from its partners in approximately 55% of the 21-square-mile consolidated land package in the famous Creede Mining District, one of Colorado’s most prolific silver-producing districts. The RGS wholly-owned property encompasses known mineralization on the Bulldog, Amethyst and Equity vein structures and includes the historic Bulldog mine, which produced 25 million ounces of silver for Homestake Mining before closing in 1985 as a result of then depressed metals prices. The Creede Mining District has a proven history of strong silver production. In addition, Hecla maintains a 70% interest in a joint venture that encompasses the remaining San Juan Silver land package, which contains the less explored targets and is on the east and west flanks of the RGS property.

RGS is carrying out plans to re-access the Bulldog underground workings. Regaining access to the historic workings will provide underground drill platforms to confirm and potentially expand resources, as well as provide a means to develop future mining plans. Recent drilling from the surface has defined mineralization 1,500 feet north of the current resource. Additional in-fill drilling is expected to be conducted in this area from underground. Hecla is currently excavating a 2,800-foot long decline, and it has advanced over 800 feet. The decline will access the old Bulldog mine workings and orebody.

Silver Valley, Mullan, Idaho

Hecla owns a significant land position consisting of approximately 25 square miles in Northern Idaho’s Silver Valley, along Interstate 90, located in the Coeur d’Alene Mining District (which includes the Lucky Friday mine), where Hecla was founded over 120 years ago. This district has produced 1.2 billion ounces of silver in its history—one of the most prolific silver districts in the world. On this land position are many historic mines, which in the aggregate have produced more than 340 million ounces of silver, or about 25% of the entire historic production of the Silver Valley.

Even though there has been a significant amount of silver mined from Hecla’s land holdings within the Silver Valley, very little modern exploration has actually taken place. Hecla believes that successful exploration could lead to new mineral discoveries as a result of its geologists evaluating historical information and geologic data and applying new technologies that allow them to take both a more comprehensive and more detailed look at the whole geologic structure of this mining district. Hecla has already identified many prospective targets in this long-term exploration effort including in the Star-Morning and Noonday vein systems, which its geologists explored during 2011 and 2012.

Hecla continuously evaluates investments in various projects in geographic locations that it believes to be under-explored and under-developed. Hecla has recently acquired the Monte Cristo project in an exploration stage site located in central Nevada and ownership interests in companies with exploration potential.

Mineral Reserve and Mineral Resource Summaries

Lucky Friday-Mineral Reserves

The following information is extracted from and is based on assumptions, qualifications and procedures which are described in the NI 43-101 technical report entitled “Technical Report on the Lucky Friday Mine, Shoshone County; Idaho U.S.A., NI 43-101 Report” dated March 28, 2013 (the “Lucky Friday Technical Report”) by Dr. Dean W.A. McDonald, P. Geo, Ralph M. Barker, P.E., Robert J. Golden, P.E., Bradley Kucera, P.E. and Allen R. Anderson, P.E.

The Lucky Friday Technical Report documents the geological block modeling, the mineable reserve and LOM plan, mineral processing, environmental and social issues and the financial assessment of the mining operations. Reference should be made to the full text of the Lucky Friday Technical Report which is available for review on Hecla’s SEDAR profile located at www.sedar.com. In addition, summary technical information relating to the Lucky Friday Mine is set in Schedule “A” to this Appendix H.

Lucky Friday Total Estimated Ore Reserves as of 12/31/2012

Lucky Friday Mine	Tons	Ag (Oz/ton)	Pb (%)	Zn (%)	Ag (Ounces)	Pb (Tons)	Zn (Tons)
Proven Reserve Estimate 12/31/2012	2,206,600	12.1	7.4	2.7	26,778,900	163,350	58,560
Probable Reserve Estimate12/31/2012	1,931,700	14.8	8.7	3.2	28,676,000	167,400	62,290
Total Ore Reserves Estimate 12/31/2012	4,138,300	13.5	8.0	3.0	55,454,900	330,750	120,850

Lucky Friday-Mineral Resources

Lucky Friday Total Estimated Ore Resources as of 12/31/2012

Lucky Friday Mine	Tons	Ag (Oz/ton)	Pb (%)	Zn (%)	Ag (Ounces)	Pb (Tons)	Zn (Tons)
Measured Resources Estimate 12/31/2012	10,608,470	5.8	3.9	2.4	61,313,000	417,130	259,420
Indicated Resources Estimate 12/31/2012	8,420,130	5.6	3.7	2.2	47,391,430	314,330	181,050
Measured and Indicated Resources Estimate 12/31/2012	19,028,600	5.7	3.8	2.3	108,704,430	731,460	440,470
Inferred Resources Estimate 12/31/12	6,921,860	9.1	5.6	2.3	62,651,500	384,930	158,240

Greens Creek-Mineral Reserves

The following information is extracted from and is based on assumptions, qualifications and procedures which are described in the NI 43-101 technical report entitled “Greens Creek Polymetallic Mine Alaska, NI 43-101 Technical Report on Operations” dated March 28, 2013 (the “Greens Creek Technical Report”) by Dr. Dean McDonald, P. Geo., Bryan Morgan, P.E., and Bill Hancock, RM SME.

The Greens Creek Technical Report documents the geological block modeling, the mineable reserve and LOM plan, mineral processing, environmental and social issues and the financial assessment of the mining operations. Reference should be made to the full text of the Greens Creek Technical Report which is available for review on Hecla’s SEDAR profile located at www.sedar.com. In addition, summary technical information relating to the Greens Creek Mine is set in Schedule “A” to this Appendix H.

Greens Creek Total Estimated Ore Reserves as of 12/31/2012

				Gold	Silver	Lead Zinc			Gold		Silver		Lead		Zinc
Classification	Zone		Tons	(Oz/ton) (Oz/ton)		(%)	(%)		(Ounces)		(Ounces)		(Tons)		(Tons)
Proven	East		—	—	—	—	—		—		—		—		—
	West		—	—	—	—	—		—		—		—		—
	9	A	—	—	—	—	—		—		—		—		—
	NWW		—	—	—	—	—		—		—		—		—
	SW		—	—	—	—	—		—		—		—		—
	200	S	—	—	—	—	—		—		—		—		—
	5250		—	—	—	—	—		—		—		—		—
	Gallagher		—	—	—	—	—		—		—		—		—
	Stockpile		12,000	0.095	9.3	2.7	7.8		1,100		111,600		320		940
Total Proven			12,000	0.095	9.3	2.7	7.8		1,100		111,600		320		940
Probable	East		683,000	0.081	13.0	3.2	7.9		55,300		8,879,000		21,900		54,000
	West		893,000	0.123	10.5	4.2	12.1		109,800		9,377,000		37,500		108,100
	9	A	1,549,000	0.089	9.8	3.9	9.8		137,900		15,180,000		60,400		151,800
	NWW		1,753,000	0.114	11.3	3.6	10.4		199,800		19,809,000		63,100		182,300
	SW		131,000	0.105	17.6	2.8	7.9		13,800		2,306,000		3,700		10,300
	200	S	684,000	0.137	14.7	2.9	6.7		93,700		10,055,000		19,800		45,800
	5250		2,152,000	0.051	13.4	2.8	7.0		109,800		28,837,000		60,300		150,600
	Gallagher		—	—	—	—	—	-	—	-	—	-	—	—	-
	Stockpile		—	—	—	—	—	-	—	-	—	-	—	—	-
Total Probable			7,845,000	0.092	12.0	3.4	9.0		720,100		94,443,000		266,700		702,900
Total Proven and Probable	East		683,000	0.081	13.0	3.2	7.9		55,300		8,879,000		21,900		54,000
	West		893,000	0.123	10.5	4.2	12.1		109,800		9,377,000		37,500		108,100
	9	A	1,549,000	0.089	9.8	3.9	9.8		137,900		15,180,000		60,400		151,800
	NWW		1,753,000	0.114	11.3	3.6	10.4		199,800		19,809,000		63,100		182,300
	SW		131,000	0.105	17.6	2.8	7.9		13,800		2,306,000		3,700		10,300
	200	S	684,000	0.137	14.7	2.9	6.7		93,700		10,055,000		19,800		45,800
	5250		2,152,000	0.051	13.4	2.8	7.0		109,800		28,837,000		60,300		150,600
	Gallagher		—	—	—	—	—		—		—		—		—
	Stockpile		12,000	0.095	9.3	2.7	7.8		1,100		111,600		320		940
Grand Total Proven & Probable			7,857,000	0.092	12.0	3.4	9.0		721,200		94,554,600		267,020		703,840

Notes:

(1)    The QP for the mineral reserve estimate is Mr. Bryan Morgan, P.E., a Hecla employee.

(2)     Probable Mineral Reserves are contained within Indicated Mineral Resources stope designs, and supported by a mine plan  Proven Mineral Reserves are mill stockpiles.

(3)     Mineral reserves are based on the following metal prices and cut-off assumptions:  East Zone:  $950/oz Au, $16/oz Ag, $0.80/lb Pb, $0.80/lb Zn, NSR cut-off of $150/t; all other zones:  $1,400/oz Au, $26.50/oz Ag, $0.85/lb Pb, $0.85/lb Zn, NSR cut-off of $190/t.

(4)     Mining methods assumed are long-hole open stoping and cut-and-fill.  A universal dilution factor of 4% is assumed from backfill for both mining methods in all zones except the East zone.

(5)     Mineral reserves have an effective date of December 31, 2012.

(6)     Reporting units are all US customary, Tons:  dry short tons (dst); Au:  (troy ounces/dst); Ag:  (troy ounces/dst); Pb and Zn:  percent (%).

Greens Creek-Mineral Resources

Greens Creek Total Estimated Ore Resources as of 12/31/2012

Measured and Indicated Mineral Resource Statement

Mineral Resource Classification	Zone	Tons	Gold (Oz/ton)	Silver (Oz/ton)	Lead (%)	Zinc (%)	Gold (Ounces)	Silver (Ounces)	Lead (Tons)	Zinc (Tons)
Measured		—	—	—	—	—	—	—	—	—
Indicated	Gallagher	449,000	0.119	5.9	3.2	7.0	53,400	2,649,000	14,400	31,400
Total Measured and Indicated Mineral Resource		449,000	0.119	5.9	3.2	7.0	53,400	2,649,000	14,400	31,400

Inferred Mineral Resource Statement

Mineral Resource Classification	Zone	Tons	Gold (Oz/ton)	Silver (Oz/ton)	Lead (%)	Zinc (%)	Gold (Ounces)	Silver (Ounces)	Lead (Tons)	Zinc (Tons)
Inferred	East	1,207,000	0.093	12.6	2.5	7.1	112,300	15,208,000	30,200	85,700
	Northwest West	427,000	0.014	7.1	1.5	3.6	6,000	3,032,000	6,400	15,400
	200S	2,030,000	0.122	11.8	2.5	6.1	247,700	23,954,000	50,800	123,800
	Gallagher	120,000	0.113	5.4	2.9	6.8	13,600	648,000	3,500	8,200
Total Inferred Mineral Resource		3,784,000	0.100	11.3	2.4	6.2	379,600	42,842,000	90,900	233,100

__________________

Notes:

(1)	The QP for the mineral resource estimates is Dr. Dean McDonald, P.Geo., a Hecla employee.
(2)	Mineral resources are exclusive of mineral reserves and do not have demonstrated economic viability.
(3)	Mineral resource block models have a number of database cut-off dates from 2008 to 2012. Metal pricing and NSR cut-off assumption supply dates also vary from 2008 to 2010.
(4)	Mineral resources have been factored for dilution associated with recovery by a conceptual stope design.
(5)	Mineral resources are based on the following metal prices and cut-off assumptions: East Zone: $950/oz Au, $16/oz Ag, $0.80/lb Pb, $0.80/lb Zn, NSR cut-off of $150/t; Northwest West Zone: $650/oz Au, $12.50/oz Ag, $0.80/lb Pb, $0.80/lb Zn, NSR cut-off of $102/t; 200S Zone: $1,400/oz Au, $26.50/oz Ag, $0.85/lb Pb, $0.85/lb Zn, NSR cut-off of $190/t; and Gallagher Zone: $1400/oz Au, $26.50/oz Ag, $0.85/lb Pb, $0.85/lb Zn, NSR cut-off of $190/t.
(6)	Mineral resources have the following effective dates: Northwest West, December 31, 2008; East, December 31, 2010; Gallagher and 200S, December 31, 2012.
(7)	Reporting units are all US customary, Tons: dry short tons (dst); Au (troy ounces/dst); Ag (troy ounces/dst); Pb and Zn percent (%).

Production

Hecla produces zinc, lead and bulk concentrates at the Greens Creek mine and lead and zinc concentrates at the Lucky Friday mine which it sells to custom smelters on contract and unrefined gold and silver bullion bars (doré) at Greens Creek which are sold directly to customers for further refining before sale to precious metals traders. The concentrates produced at Greens Creek and Lucky Friday contain payable silver, zinc and lead and the concentrates produced at Greens Creek also contain payable gold. Payable metals are those included in products that can be recovered and sold by smelters and refiners.

The table below summarizes Hecla’s production for the years ended December 31, 2012, 2011 and 2010. Zinc and lead production quantities are presented in short tons (“tons”):

Marketing and Sales

Hecla sells metal concentrates and metal products principally to custom smelters and metals traders. The percentage of sales contributed by each segment during the years ended December 31, 2012, 2011 and 2010 is reflected in the following table:

The following table shows sales information by geographic area based on the location of smelters (for concentrate shipments) and the location of parent companies (for doré sales to metals traders) for the years ended December 31, 2012, 2011 and 2010 (in thousands):

Year Ended December 31,

Business Strategy

Maintain low cash cost position

Hecla believes it is one of the primary silver producers in the world. On an asset-portfolio basis, Hecla will continue to focus on maintaining a low cash cost position per ounce of silver produced. Hecla believes this advantage offers particular protection in times of metal price volatility.

Exploit and develop existing operating asset base

Hecla seeks to maximize the value of its existing mineral properties through the expansion of Hecla’s reserves and production capacity at its operating properties, while also moderating total cash costs. One of Hecla’s largest ongoing projects, the #4 Shaft located at the Lucky Friday mine, is expected to be completed in 2016. When completed, the #4 Shaft is expected to provide deeper access in order to increase the mine’s production as well as provide deeper platforms for anticipated further exploration.

Continued internal investment and exploration in mining friendly regions

Hecla continues to invest in organic growth projects, which are located in areas that it believes are both under-explored and under-developed. These project include: North Idaho’s Silver Valley in the historic Coeur d’Alene Mining District; the Greens Creek mine located on Alaska’s Admiralty Island; the silver producing district near Durango, Mexico; and the Creede district of Southwestern Colorado. Upon consummation of the Arrangement, exploration would also occur in areas north of the Abitibi region in Quebec, Canada.

Return Lucky Friday mine to full production during 2013

After temporary suspension of operations from late 2011 until early 2013 following various incidents at the Lucky Friday mine during 2011, Hecla has recommenced production at the Lucky Friday mine and has not experienced any material complications since resuming production. For 2013, the Lucky Friday mine is expected to produce two million ounces of silver, which production is expected to increase to approximately three million ounces in 2014.

Operational responsibility

Hecla strives to operate its properties safely, in an environmentally responsible manner and as cost-effectively as possible. Hecla seeks to achieve safe and environmentally sound practices through extensive employee training, investigation of accidents, incidents or losses to avoid recurrence as well as through participating in the National Mining Association’s CORE Safety program. Hecla attempts to implement reasonable best practices for mine safety and emergency preparedness. Additionally, Hecla works with the MSHA to address issues outlined in its quarterly and special impact inspections and investigations of incidents and continue to evaluate its safety practices.

Pursuit of attractive acquisitions or investments

Hecla will continue to pursue opportunities to acquire and/or invest in other precious metal properties and companies. Recent examples include the acquisition of the Monte Cristo property in Nevada and equity investments in Dolly Varden Silver Corporation (“Dolly Varden”) and Canamex Resources Corp. (“Canamex”) in 2012. In late February 2013, Hecla purchased an equity interest in Brixton Metals Corporation (“Brixton”).

Specialized Skill and Knowledge

Certain aspects of Hecla’s business require specialized skills and knowledge. Such skill and knowledge include geology, drilling, metallurgy, engineering, construction and financing. Hecla has retained a number of people with such skill and knowledge. See “Risk Factors – Hecla’s business depends on finding skilled miners and maintaining good relations with its employees”.

Competitive Conditions

Hecla competes with other mining companies to attract and retain key executives and for the services of skilled labour, contractors and other employees and their specialized equipment, components and supplies, such as drill rigs, necessary for exploration and development. Hecla also competes with other mining companies for rights to mine properties. Currently, there are several other mines which are located near the Lucky Friday mine (Mullan, Idaho), and one other mine that is located near the Greens Creek mine (Juneau, Alaska). Hecla believes its mines are attractive places to work for its employees, and have working conditions that are competitive with any other mines located near Hecla’s two operating mines. However, Hecla may be unable to continue to obtain the services of skilled personnel and contractors or specialized equipment or supplies, or to acquire additional rights to mine properties. See “Risk Factors – Competition from other mining companies may harm Hecla’s business”.

Competitive Strengths

Hecla believes the following strengths provide it with significant competitive advantages as it executes its business strategy:

Large, low-cost silver producer

Hecla believes that it is one of the primary silver producers in the world. It believes its low-cost position provides it with a significant competitive advantage. The Greens Creek mine is one of the largest and lowest cost primary silver mines in North America, producing 6.4 million ounces of silver in 2012. Hecla recommenced production at the Lucky Friday mine in 2013 and expects that it will add two million ounces of silver to 2013 production.

Established operational history

Hecla has successfully discovered, acquired and operated mines throughout its history. Hecla believes its established operational and production history reduces operating risk and provides substantial insight when evaluating new exploration opportunities. Hecla believes it is the largest primary silver producer in the United States, the second largest zinc and third largest lead producer. The Lucky Friday and Greens Creek mines produce silver, as well as gold (at Greens Creek), zinc and lead and have significant operating track records dating back to 1942 and 1989, respectively. Both Lucky Friday and Greens Creek also have significant existing reserves, which Hecla anticipates will drive continued operating performance into the future.

Attractive geographic locations

Hecla’s principal operations are located in the U.S. jurisdictions of Alaska and Idaho and contain 100% of its existing silver reserves. Hecla believes the United States is one of the top countries in the world for mining investment based on economic, political, regulatory and tax policies affecting mining operations. Hecla believes the geographic location of its mines significantly reduces its political risk. With the acquisition of Aurizon, Hecla will expand its operating mining footprint into Canada. Hecla believes that Canada, like the U.S., is one of the top mining-friendly countries.

Economic Dependence

Approximately 83% of Hecla’s sales to customers in fiscal 2012 were made to four customers. Concentration of sales is the result of few smelters being available for the treatment of lead, zinc and bulk concentrates produced by Hecla’s operating mines. Sales from continuing operations to significant metals customers as a percentage of total sales were as follows for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,
	2012	2011	2010
Teck Metals Ltd.	10.7%	51.1%	29.6%
Korea Zinc	37.2%	18.4%	20.7%
Trafigura AG	22.4%	12.4%	17.4%
MS Zinc	12.3%	6.9%	7.0%

Environment Protection

Hecla’s mining exploration and development activities are subject to various levels of federal and state laws and regulations relating to the protection of the environment, including requirements relating to closure and reclamation of mining properties. Reclamation requirements vary among jurisdictions. In some cases, Hecla may be required to provide financial assurances as security for reclamation costs. The most significant liability on Hecla’s balance sheet is for accrued reclamation and closure costs. Of Hecla’s $113.2 million total accrued reclamation and closure cost balance as of December 31, 2012, approximately $70.8 million is fixed by the terms of the Coeur d’Alene Basin litigation settlement. For further discussion of Hecla’s reclamation obligations and asset retirement obligations see the sections entitled “The Greens Creek Segment” and “The Lucky Friday Segment” in the MD&A which is incorporated by reference herein. See also “Legal Proceedings and Regulatory Actions”, “Risk Factors – Hecla required to obtain governmental and lessor approvals and permits in order to conduct mining operations”, “Risk Factors – Hecla faces substantial governmental regulation and environmental risk”, and Note 4 to Hecla’s consolidated financial statements for the year ended December 31, 2012, (the “2012 Consolidated Financial Statements”) which are incorporated by reference herein and are available for review on Hecla’s SEDAR profile located at www.sedar.com.

Employees

As of December 31, 2012, Hecla employed 735 people.

Licenses, Permits and Concessions

Hecla is required to obtain various licenses and permits to operate its mines and conduct exploration and reclamation activities. The suspension in production at the Lucky Friday mine during 2012 was pursuant to an order from the MSHA. See the section entitled “The Lucky Friday Segment” in the MD&A which is incorporated by reference herein. In addition, Hecla conducts its exploration activities in Mexico pursuant to concessions granted by the Mexican government, which are subject to certain political risks associated with foreign operations. See “Risk Factors – Hecla’s foreign activities are subject to additional inherent risks”.

Social or Environmental Policies

Social responsibility is important to Hecla. Hecla strives to achieve responsible mining practices in three key areas: (i) health and safety programs; (ii) economic development and community engagement; and (iii) environmental stewardship.

Hecla strives to achieve excellent mine safety and health performance. It seeks to implement this goal by: training employees in safe work practices; establishing, following and improving safety standards; investigating accidents, incidents and losses to avoid recurrence; involving employees in the establishment of safety standards; and participating in the National Mining Association’s CORE Safety program. Hecla attempts to implement reasonable best practices with respect to mine safety and emergency preparedness. See “Risk Factors” and the section entitled “The Lucky Friday Segment” in the MD&A which is incorporated by reference herein for information on accidents and other events that have recently impacted operations at the Lucky Friday mine. Hecla works with the MSHA to address issues outlined in the investigations of these incidents and continues to evaluate its safety practices.

With respect to the environment, Hecla seeks to use only responsible mining practices with limited impact on air and water quality and biodiversity. As a result of Hecla’s extraordinary longevity, Hecla is associated with a number of historic mining properties, in several jurisdictions, that are regulated by a mix of various local, state and federal programs. Hecla is responsibly addressing the impacts of its historic properties and remains committed to the reclamation of closed mine sites.

Hecla’s Health, Safety, Environment & Technical Committee assists its board of directors (the “Board of Directors” or the “Board”) in fulfilling oversight responsibilities relating to health, safety and environmental matters. Among other things, the Health, Safety, Environment & Technical Committee:

(a)	Reviews and monitors the effectiveness of Hecla’s health, safety and environmental policies.
(b)	Discusses annually with management, the scope and plans for conducting audits of Hecla and its subsidiaries’ performance in health, safety and the environment.
(c)	Receives audit results and updates from management with respect to health, safety and environmental performance.
(d)	Reviews and discusses with management, any material noncompliance with health, safety or environmental laws, and management’s response to such noncompliance.
(e)	Reviews emerging health, safety and environmental trends in legislation and proposed regulations that may affect Hecla and its subsidiaries.
(f)	Reviews and discusses with management, any pending or threatened administrative, regulatory, or judicial proceedings regarding health, safety or the environment that are material to Hecla.
(g)	Ensures that management monitors significant trends in health, safety and environmental legislation.
(h)	Reviews data and makes recommendations to the Board of Directors concerning the advisability of proceeding with the exploration, development, acquisition or divestiture of mineral properties and/or operations.
(i)	Performs such other duties and responsibilities, consistent with the Charter of the Health, Safety, Environment & Technical Committee and governing laws, as may be delegated to the Health, Safety, Environment & Technical Committee from time to time by the Board of Directors.

Finally, Hecla plays an important role in the communities where it has operations, both as an economic contributor and through community engagement. Hecla has been a driving force in North Idaho’s Silver Valley for more than 100 years and the Greens Creek operation on Admiralty Island in Alaska has been a staple of the Juneau and Angoon communities for 22 years. In 2007, Hecla created the Hecla Charitable Foundation (the “Foundation”) in order to make charitable contributions and to provide grants to other organizations for charitable and educational purposes. In 2012, the Foundation made $208,936 in donations.

Three-Year History

During the past three years, Hecla’s focus has been on operating its existing mines at Lucky Friday and Greens Creek, increasing production and expanding its proven and probable reserves through development, exploration and acquisitions.

During 2010, Hecla’s secured revolving credit facility with Scotia Capital Inc. (“Scotia Capital”) and ING Capital LLC (the “Credit Facility”) was amended to, among other things, extend the maturity date of the Credit Facility to January 31, 2014.

In 2010, Hecla began utilizing financially-settled forward contracts to sell lead and zinc at fixed prices for settlement at approximately the same time that Hecla’s unsettled concentrate sales contracts settled. The settlement of each concentrate contract is based on the average spot price of the metal during the month of settlement, which could differ from the prices used to record the sale when the sale took place. The objective of the contracts is to manage the exposure to changes in prices of zinc and lead contained in concentrate shipments between the time of sale and final settlement.

A number of accidents and other events impacted operations at the Lucky Friday mine in 2011. In April 2011, a fall of ground caused the fatality of one employee, resulting in cessation of operations for approximately ten days. In November 2011, an accident occurred as part of the #4 Shaft development and resulted in the fatality of one contractor employee. In an unrelated incident, in December 2011, a rock burst occurring in a primary access way at the Lucky Friday mine injured seven employees. At the end of 2011, the MSHA began a special impact inspection at the Lucky Friday mine which resulted in an order to remove built-up cementitious material from the Silver Shaft, the primary access way from surface at the Lucky Friday mine. In response, Hecla submitted a plan to the MSHA and received approval to remove the built-up cementitious material from the Silver Shaft. In addition, the plan included removal of unused utilities, construction of a water ring to prevent ice from forming in the winter, installation of a metal brattice, repair of shaft steel, and installation of a new power and fibre optic cable, all of which should improve the shaft’s functionality and possibly improve the shaft’s hoisting capacity.

Once the shaft cleanup was complete down to the 4900 level, work on a haulage way bypassing the area at the 5900 level impacted by the December 2011 rock burst commenced. Work on the Silver Shaft and the haulage way was completed in the first quarter of 2013. Underground access was temporarily limited as this work was being performed, and production at the Lucky Friday mine was suspended from late 2011 until early 2013 as a result. Limited production commenced in the first quarter of 2013, and Hecla anticipates a ramp-up of mine output during the year as it performs additional rehabilitation and obtains necessary clearance from the MSHA until it returns to full production levels expected by approximately mid-2013.

In June of 2011, Hecla settled the environmental litigation and related claims pertaining to historic releases of mining wastes in the Coeur d’Alene Basin. This settlement assisted its planning efforts by decreasing uncertainty regarding its liability and its liquidity needs relating to its most significant environmental matter. See “Legal Proceedings and Regulatory Actions” and Note 4 to the 2012 Consolidated Financial Statements which are incorporated by reference herein.

In August of 2011, the Board of Directors gave its final approval of the #4 Shaft, an internal shaft at the Lucky Friday mine, that is expected, upon its completion, to provide deeper access in order to expand the mine’s operational life. See the section entitled “The Lucky Friday Segment” in the MD&A which is incorporated by reference herein.

On October 11, 2011, the Credit Facility was amended to increase the amount available to $100 million from $60 million.

On December 12, 2011, Hecla’s wholly-owned subsidiary, RGS, entered into an agreement with Emerald Mining & Leasing, LLC (“EML”), Golden 8 Mining, LLC (“G8”) and AgX Resources, Inc. (“AgX”, and together with EML and G8, the “Sellers”), pursuant to which RGS purchased the Sellers’ 30% interest that RGS did not own in the San Juan Silver project at Creede, one of Colorado’s most prolific silver-producing districts, in return for the issuance of 5,395,683 shares of Hecla common stock valued at $33.8 million.

Hecla Limited was forced to lay off 121 employees in January of 2012 (approximately 25 of those employees accepted temporary positions at other Hecla operations as a result of the temporary production suspension) due to the issues at the Lucky Friday mine described above. As of February 2013, employment at the Lucky Friday mine had returned to roughly the same level as prior to the suspension of production. See the section entitled “The Lucky Friday Segment” in the MD&A which is incorporated by reference herein.

In March of 2012, Hecla Limited received notice of a complaint filed against it by the United Steel Workers, Local 5114, with the Federal Mine Safety Health Review Commission for compensation for bargaining unit workers at the Lucky Friday mine who were idled as a result of the previously-announced, temporary suspension of production at the mine. See “Legal Proceedings and Regulatory Actions”.

In May of 2012, the Board of Directors approved a stock repurchase program. Under the program, Hecla is authorized to repurchase up to 20 million shares of outstanding common stock from time to time in the open market or through privately negotiated transactions, depending on prevailing market conditions and other factors. The repurchase program may be modified, suspended or discontinued by Hecla at any time. As of December 31, 2012, 350,300 shares of Hecla common stock have been repurchased under the program at an average price of $5.54 per share, leaving 19.65 million shares that may yet be purchased under the program.

On May 29, 2012, an indirect wholly owned subsidiary of Hecla entered into an asset purchase agreement with Crown Gold Corporation and one of its subsidiaries (the “Vendors”), pursuant to which the subsidiary of Hecla purchased certain unpatented mining claims, mining leases and other assets comprising the Vendors’ Monte Cristo property in Esmeralda County, Nevada, for $4,500,000 in cash, plus a potential additional purchase price payment of $1,000,000 if certain conditions were met (which have not been met as of the date of this Circular).

On August 2, 2012, the Credit Facility was amended to increase the facility from $100 million to $150 million and to extend the term to August of 2015. In addition, the LIBOR margin was increased from 2.75% - 3.50% to 3.00% -3.75% and the base margin rate increased from 1.75% - 2.50% to 2.00% - 2.75%.

In August of 2012, a wholly owned subsidiary of Hecla entered into a subscription agreement to acquire 20,000,000 common shares of Dolly Varden at a price of $0.16 per common share for total gross proceeds to Dolly Varden of $3,200,000. Upon completion of the transaction, Hecla (on a consolidated basis) exercised control over 19.9% of the outstanding common shares of Dolly Varden and was granted the right to appoint one representative to Dolly Varden’s board of directors. Dolly Varden is a mineral exploration company engaged in the exploration and development of silver projects in northwestern British Columbia including the past-producing Dolly Varden and Torbit mines that combined have produced approximately 20 million ounces of silver.

In November of 2012, a wholly owned subsidiary of Hecla entered into a subscription agreement to acquire 14,000,000 common shares of Canamex at a price of $0.18 per common share for total gross proceeds to Canamex of $2,520,000. Upon completion of the transaction, Hecla (on a consolidated basis) exercised control over approximately 15% of the outstanding common shares of Canamex and was granted the right to appoint one representative to Canamex’s board of directors. Hecla was also granted pre-emptive rights in order to maintain its pro-rata equity interest. Canamex is a Canadian-based resource exploration company currently focused on the exploration of two gold properties, the Bruner gold project located in Nye County, Nevada and the Aranka North gold project located in Guyana.

In February of 2013, a wholly owned subsidiary of Hecla entered into a subscription agreement to acquire 17,250,000 common shares of Brixton at a price of $0.15 per common share for total gross proceeds to Brixton of $2,587,500. Following completion of the transaction, Hecla (on a consolidated basis) exercised control over approximately 19.8% of the outstanding common shares of Brixton and was granted pre-emptive rights in order to maintain its pro-rata equity interest. In addition, Hecla was granted the right to appoint one representative to Brixton’s board of directors. Brixton is a Canadian-based resource exploration company currently focused on the exploration of the Thorn Project located in the Atlin Mining District in northern British Columbia.

On March 8, 2013, the Credit Facility was amended to, among other things, provide that: (i) Hecla will not borrow under that facility until the commitment letter entered into with The Bank of Nova Scotia with respect to financing for the Arrangement (the “Commitment Letter”) has been terminated; and (ii) Hecla will keep $100 million of cash on hand until the Commitment Letter is terminated. On April 1, 2013, the Credit Facility was amended to: (i) reduce the commitment amount under the Credit Facility to $100 million; (ii) require the addition of or reclassification of certain of Hecla’s subsidiaries as material subsidiaries thereunder; (iii) increase Hecla’s ability to incur capital leases to up to $50 million; and (iv) amend certain financial covenants in the Credit Facility to include the following: (a) senior leverage ratio (calculated as debt secured by liens divided by EBITDA) of not more than 2.50:1.00; (b) leverage ratio (calculated as total debt divided by EBITDA) of not more than 4.50:1.00 at all times prior to March 31, 2014 and not more than 4.00:1.00 at all times from and after March 31, 2014; (c) interest coverage ratio (calculated as EBITDA divided by interest expense) of not less than 3.00:1.00; and (d) tangible net worth of greater than 80% of the tangible net worth at completion of the Arrangement plus 50% of positive quarterly net income thereafter.

MATERIAL MINERAL PROPERTIES

For the purposes of this Circular, Hecla has identified the Greens Creek and Lucky Friday mines as material mineral properties to Hecla. Disclosure regarding each material property can be found in Schedule “A” to this Appendix H, “Disclosure Regarding Hecla’s Material Mineral Projects” and is based on the NI 43-101 technical reports with respect to such material properties, which are available under Hecla’s profile at www.sedar.com.

DIVIDEND POLICY

In September of 2011 and February of 2012, the Board of Directors adopted a dividend policy that has two components: (i) a common stock dividend that links the amount of dividends on Hecla’s common stock to its average quarterly realized silver price in the preceding quarter; and (ii) a minimum annual dividend of $0.01 per share of common stock, in each case, payable quarterly, when declared. For illustrative purposes only, the table below summarizes potential per share dividend amounts at different quarterly average realized price levels according to the first component of the policy.

Quarterly average realized silver price per ounce	Quarterly dividend per share	Annual dividend per share
$30	$0.01	$0.04
$35	$0.02	$0.08
$40	$0.03	$0.12
$45	$0.04	$0.16
$50	$0.05	$0.20
$55	$0.06	$0.24
$60	$0.07	$0.28

The following table summarizes the common stock dividends declared by the Board of Directors under the policy described above:

Declaration date	(A) Silver-price- linked component per share	(B) Minimum annual component per share	(A+B) Total dividend per share	Total dividend amount (in millions)	Month of payment
November 8,
2011	$0.02	$0	$0.02	$5.6	December 2011
February 17,
2012	$0.01	$0.0025	$0.0125	$3.6	March 2012
May 8, 2012	$0.02	$0.0025	$0.0225	$6.4	June 2012

August 7, 2012	$—	$0.0025	$0.0025	$0.7	September 2012
November 2,
2012	$0.02	$0.0025	$0.0225	$6.4	December 2012
February 25,
2013	$—	$0.0025	$0.0025	$0.7	March 2013

Because the average realized silver price for the second and fourth quarters of 2012 was $27.05 and $29.20 per ounce, respectively, below the minimum threshold of $30 according to the policy, no silver-price-linked component was declared or paid. However, on February 25, 2013, the Board of Directors declared a special common stock dividend of $0.01 per share, in addition to the minimum dividend of $0.0025 per share, for an aggregate dividend of $3.6 million payable in March 2013. Prior to 2011, no dividends had been declared on Hecla’s common stock since 1990. Hecla cannot pay dividends on its common stock if it fails to pay dividends on its series B preferred shares. The declaration and payment of common stock dividends, whether pursuant to the policy or in addition thereto, is at the sole discretion of the Board of Directors, and there can be no assurance that Hecla will continue to declare and pay common share dividends in the future.

Series B preferred shareholders are entitled to receive, when, as and if declared by the Board of Directors out of Hecla’s assets legally available therefor, cumulative cash dividends at the rate per annum of $3.50 per series B preferred share. Dividends on the series B preferred shares are payable quarterly in arrears on October 1, January 1, April 1 and July 1 of each year (and, in the case of any undeclared and unpaid dividends, at such additional times and for such interim periods, if any, as determined by the Board of Directors), at such annual rate. Dividends are cumulative from the date of the original issuance of the series B preferred shares, whether or not in any dividend period or periods Hecla has assets legally available for the payment of such dividends. Accumulations of dividends on series B preferred shares do not bear interest.

Quarterly dividends of $138,000 were paid on Hecla’s series B preferred shares for 2010, 2011 and 2012, and no dividends are in arrears. The final quarterly dividend on its 6.5% mandatory convertible preferred shares for the fourth quarter of 2010 was paid in January 2011, and all outstanding mandatory convertible preferred shares converted to common stock on January 1, 2011. The following table shows the dividends paid on Hecla’s series B preferred shares for 2010, 2011 and 2012.

Quarter Declared	Dividend Per Share	Total Dividend
Q4 2012	$0.875	$138,000
Q3 2012	$0.875	$138,000
Q2 2012	$0.875	$138,000
Q1 2012	$0.875	$138,000
Q4 2011	$0.875	$138,000
Q3 2011	$0.875	$138,000
Q2 2011	$0.875	$138,000
Q1 2011	$0.875	$138,000
Q4 2010	$0.875	$138,000
Q3 2010	$0.875	$138,000
Q2 2010	$0.875	$138,000
Q1 2010	$0.875	$138,000

DESCRIPTION OF HECLA’S SECURITIES

Common Stock

Hecla is authorized to issue 500,000,000 shares of common stock, $0.25 par value per share, of which 286,001,512 shares of common stock were issued as of April 8, 2013. All of Hecla’s currently outstanding common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “HL”.

Subject to the rights of the holders of any outstanding preferred shares, each share of common stock is entitled to: (i) one vote on all matters presented to the shareholders, with no cumulative voting rights; (ii) receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) in the event of Hecla’s liquidation or dissolution, share rateably in any distribution of Hecla’s assets.

Preferred Shares

Hecla is authorized to issue 5,000,000 preferred shares, par value $0.25 per share. The preferred shares are issuable in series with such voting rights, if any, designations, powers, preferences and other rights and such qualifications, limitations and restrictions as may be determined by the Board of Directors. The Board may fix the number of shares constituting each series and increase or decrease the number of shares of any series. As of April 8, 2013, 157,816 series B preferred shares were outstanding. Hecla’s series B preferred shares are listed on the NYSE under the symbol “HL.PB”.

The series B preferred shares rank senior to Hecla’s common stock and any shares of series A junior participating preferred shares (none of which have ever been issued) with respect to payment of dividends, and amounts upon liquidation, dissolution or winding up.

While any series B preferred shares are outstanding, Hecla may not authorize the creation or issue of any class or series of shares that rank senior to the series B preferred shares as to dividends or upon liquidation, dissolution or winding up without the consent of the holders of 66 2/3% of the outstanding series B preferred shares and any other series of preferred shares ranking on a parity with respect to the series B preferred shares as to dividends and upon liquidation, dissolution or winding up, voting as a single class without regard to series.

Series B preferred shareholders are entitled to receive, when, as and if declared by the Board of Directors out of Hecla’s assets legally available therefor, cumulative cash dividends at the rate per annum of $3.50 per series B preferred share. Dividends on the series B preferred shares are payable quarterly in arrears on October 1, January 1, April 1 and July 1 of each year (and, in the case of any undeclared and unpaid dividends, at such additional times and for such interim periods, if any, as determined by the Board of Directors), at such annual rate. Dividends are cumulative from the date of the original issuance of the series B preferred shares, whether or not in any dividend period or periods Hecla has assets legally available for the payment of such dividends. Accumulations of dividends on series B preferred shares do not bear interest. See “Dividend Policy”.

The series B preferred shares are redeemable at Hecla’s option, in whole or in part, at $50 per share plus all dividends undeclared and unpaid on the series B preferred shares up to the date fixed for redemption.

The series B preferred shareholders are entitled to receive, in the event that Hecla is liquidated, dissolved or wound up, whether voluntary or involuntary, $50 per series B preferred share plus an amount per share equal to all dividends undeclared and unpaid thereon to the date of final distribution to such holders (the “Liquidation Preference”). Until the series B preferred shareholders have been paid the Liquidation Preference in full, no payment will be made to any holder of Hecla’s common stock or any other class of its share capital issued and outstanding that ranks junior as to the payment of dividends or amounts payable upon liquidation, dissolution and winding up to the series B preferred shares. As of December 31, 2012 and 2011, Hecla’s series B preferred shares had a liquidation preference of $7.9 million.

Except in certain circumstances and as otherwise from time to time required by applicable law, the series B preferred shareholders have no voting rights and their consent is not required for taking any corporate action. When and if the series B preferred shareholders are entitled to vote, each holder will be entitled to one vote per share.

Each series B preferred share is convertible, in whole or in part at the option of the holders thereof, into common stock at a conversion price of $15.55 per share (equivalent to a conversion rate of 3.2154 shares for each series B preferred share).

Warrants

In December 2008, Hecla issued Series 1 warrants to purchase 8.1 million shares of common stock, and Series 2 warrants to purchase 7.7 million shares of common stock. The Series 2 warrants expired in February 2009. In February 2009, Hecla issued 36.8 million shares of common stock and Series 3 warrants to purchase 18.4 million shares of common stock. Each of these issuances were registered with the U.S. Securities and Exchange Commission (“SEC”).

Options

Stock Incentive Plan

In February of 2010, Hecla adopted a stock incentive plan (the “2010 Stock Incentive Plan”) for executive officers, employees, directors, and certain consultants (“Participants”). In June 2010, shareholders approved the 2010 Stock Incentive Plan and the reservation of up to 20,000,000 shares of common stock for issuance under the 2010 Stock Incentive Plan, which became effective on August 25, 2010. Pursuant to the 2010 Stock Incentive Plan, Participants may be awarded grants of stock options, restricted stock units, restricted stock, or stock. The committee of the Board that administers the 2010 Stock Incentive Plan has broad authority to fix the terms and conditions of individual agreements with Participants, including the duration of the award and any vesting requirements. As of April 8, 2013, there were 19,638,740 shares available for future grant under the 2010 Stock Incentive Plan.

Directors’ Stock Plan

In 1995, Hecla adopted the Hecla Mining Company Stock Plan for non-employee Directors (the “Directors’ Stock Plan”), which may be terminated by the Board of Directors at any time. Each non-employee director is to be credited on May 30 of each year with that number of shares determined by dividing $24,000 by the average closing price for Hecla’s common stock on the NYSE for the prior calendar year. All credited shares are held in trust for the benefit of each director until delivered to the director. Delivery of the shares from the trust occurs upon the earliest of: (i) death or disability; (ii) retirement; (iii) a cessation of the director’s service for any other reason; or (iv) a change in control. The shares of Hecla’s common stock credited to non-employee directors pursuant to the Directors’ Stock Plan may not be sold until at least six months following the date they are delivered. A maximum of one million shares of common stock may be granted pursuant to the Directors’ Stock Plan. During 2012, 2011 and 2010, respectively, 18,492, 22,884 and 48,825 shares were credited to the non-employee directors. At April 8, 2013, there were 622,685 shares available for grant in the future under the Directors’ Stock Plan.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Hecla as at December 31, 2012, both before and after giving effect to the Arrangement and the Offering (as defined below).

This table is presented and should be read in conjunction with the 2012 Consolidated Financial Statements and the related notes thereto which are incorporated by reference herein.

(in thousands of dollars)	As at December 31, 2012	As at December 31, 2012 After Giving Effect to the Arrangement and Offering

Liabilities (including current portion)	240,339	1,084,955

Shareholders’ Equity:
Series B Preferred Stock	39	39
(authorized – 5,000,000, issued – 157,816)

Common stock	71,499	85,749
(authorized – 500,000,000; issued and outstanding – 285,209,848)		(authorized 500,000,000; issued and outstanding 342,209,848)

Capital surplus	1,218,283	1,475,622
Accumulated deficit	(123,288)	(160,010)
Accumulated other comprehensive loss, net	(23,918)	(23,918)
Less treasury stock, at cost	(4,664)	(4,664)
Total equity	1,137,951	1,372,818

Total Capitalization	$1,378,290	$2,457,773

OPTIONS TO PURCHASE SECURITIES

Options

As at April 8, 2013, Hecla had outstanding 905,408 options to acquire Hecla’s common stock exercisable at prices ranging from $3.42 to $9.855 per share and expiring on dates ranging from May 15, 2013 to May 5, 2015 as follows:

Group (current and former)	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Underlying Security as of date of grant ($)	Fair Value as at April 8, 2013	Expiration Date
Directors (who are not executive officers)	-0-	-0-	-0-	-0-	-0-
Executive officers of Hecla (6)	353,403	3.42	1,222,774	1,307,591	5/28/14
	15,000	4.735	68,400	55,500	1/29/15
	237,003	5.52	1,312,997	876,911	5/5/15
	197,548	9.855	1,957,701	730,928	5/15/13
Directors (who are not executive officers) of Hecla subsidiaries	-0-	-0-	-0-	-0-	-0-
Executive officers of Hecla subsidiaries (4)	7,339	5.52	40,658	27,154	5/5/15
	15,000	7,195	105,600	55,500	8/18/13
	14,715	9,855	145,826	54,446	5/15/13
Employees	-0-	-0-	-0-	-0-	-0-
Employees of subsidiaries (18)	65,400	9.855	648,114	241,980	5/15/13
Consultants	-0-	-0-	-0-	-0-	-0-

Warrants

The following table summarizes certain information about Hecla’s stock purchase warrants at April 8, 2013:

Warrants Outstanding	Warrants	Exercise Price	Market Value of Underlying Security as of Date of Grant	Fair Value as at April 8, 2013	Expiration Date

Series 1 warrants	5,200,519	$2.40	$1.64	$1.69	June 2014
Series 1 warrants	460,976	$2.51	$1.64	$1.63	June 2014
Series 3 warrants	16,671,128	$2.45	$2.17	$1.67	August 2014

Total warrants	22,332,623

PRIOR SALES

Hecla has not issued any common stock or securities convertible into common stock, in the 12 months preceding the date of this Circular, other than as follows:

Date of Issuance	Number of Securities	Type of Securities	Price per Security $

6/25/12	262,934	Restricted Stock Units(1)	4.64
6/25/12	440,735	Restricted Stock Units(2)	4.64

Notes:

(1)	Restricted stock units under the 2010 Stock Incentive Plan that vest on June 25, 2013.
(2)	Restricted stock units under the 2010 Stock Incentive Plan that vest: 1/3 on June 25, 2013; 1/3 on June 25, 2014; 1/3 on

June 25, 2015.

TRADING PRICE AND VOLUME

Common Stock

Hecla’s common stock is listed and traded on the NYSE under the symbol “HL”. The following table indicates the high and low values and volume with respect to trading activity for Hecla’s common stock on a monthly basis during the months noted below.

Month	High ($)	Low ($)	Volume (millions)
April 2012	4.78	3.94	92.57
May 2012	4.68	3.7	117.16
June 2012	4.96	4.26	121.44
July 2012	4.96	4.14	74.85
August 2012	5.44	4.31	100.92
September 2012	6.94	5.36	130.86
October 2012	6.81	6.28	108.14
November 2012	6.7	5.25	91.26
December 2012	5.885	5.41	72.50
January 2013	6.15	5.14	74.14
February 2013	5.59	4.62	59.62
March 2013	4.7	3.99	90.86
April 1, 2013 - April 8, 2013	3.97	3.50	33.22

Series B Preferred Shares

Hecla’s series B preferred shares are listed and traded on the NYSE under the symbol “HL.PB”. The following table indicates the high and low values and volume with respect to trading activity for the series B preferred shares on a monthly basis during the months noted below.

Month	High ($)	Low ($)	Volume
April 2012	$55.23	$50.46	14,200
May 2012	54.65	50.42	8,300
June 2012	57.71	50.28	13,900
July 2012	57.71	52.39	9,700
August 2012	60.77	53.73	3,300

Month	High ($)	Low ($)	Volume
September 2012	64.58	57.82	5,800
October 2012	63.51	57.8	6,900
November 2012	61.89	57.18	1,600
December 2012	61.25	57.65	800
January 2013	62.89	58.43	1,100
February 2013	63.47	60.12	1,300
March 2013	63.49	59.09	2,500
April 1, 2013 – April 8, 2013	59.25	57.55	600

PRINCIPAL SECURITYHOLDERS

To the knowledge of Hecla, no person beneficially owns, or control or directs, directly or indirectly, 10% or more of the voting rights attached to Hecla’s common stock.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets out, for each of Hecla’s directors and executive officers, the person’s name, province or state and country of residence and positions and offices held with Hecla or its operating subsidiaries, as applicable. The directors and executive officers of Hecla beneficially own, or control, or direct, directly or indirectly, as a group 1,217,903 shares of Hecla common stock, representing less than 1% shares of common stock issued and outstanding as of April 8, 2013.

Biographies

The following are brief profiles of Hecla’s executive officers and directors, including a description of each individual’s principal occupation within the past five years.

Phillips S. Baker, Jr., President and Chief Executive Officer

Phillips S. Baker, Jr. has been Hecla’s Chief Executive Officer (“CEO”) since May 2003, President since November 2001 and a director since November 2001. Prior to that, Mr. Baker was Hecla’s Chief Financial Officer (“CFO”) from May 2001 to June 2003; Chief Operating Officer from November 2001 to May 2003; and Vice President from May 2001 to November 2001. Prior to joining Hecla, Mr. Baker served as Vice President and CFO of Battle Mountain Gold Company (a gold mining company) from March 1998 to January 2001. Mr. Baker served as a director of Questar Corporation (a U.S. natural gas-focused exploration and production, interstate pipeline and local distribution company) from February 2004 to June 2010, and has served as a director for QEP Resources, Inc. (a natural gas and oil exploration and production company) since May 2010.

James A. Sabala, Senior Vice President and Chief Financial Officer

James A. Sabala was appointed CFO in May 2008 and Senior Vice President in March 2008. Prior to his employment with Hecla, Mr. Sabala was Executive Vice President – CFO of Coeur d’Alene Mines Corporation (a mining company) from 2003 to February 2008. Mr. Sabala also served as Vice President – CFO of Stillwater Mining Company (a mining company) from 1998 to 2002.

Lawrence P. Radford, Vice President - Operations

Lawrence P. Radford was appointed Vice President – Operations, in October 2011. Prior to his appointment, Mr. Radford was Vice President of South American Operations for Kinross Gold Corporation (“Kinross”) at its South America operation (a gold mining operation) from April 2010 to September 2011. Mr. Radford held various other positions at Kinross from June 2007 to March 2010. He was General Manager for Barrick Gold Corporation at its Cowal operation (a gold mining operation) in West Wyalong, New South Wales, Australia from January 2006 to May 2007. Mr. Radford also held various positions with Barrick from 1990 to December 2005. Prior to that, he was Planning and Project Engineer for Nerco Delamar Company (a mining company) from 1988 to 1989 and Mining Engineer for Coeur d’Alene Mines Corporation from 1984 to 1988.

Dr. Dean W.A. McDonald, Vice President – Exploration

Dr. Dean W.A. McDonald was appointed Vice President – Exploration in August 2006. Dr. McDonald has also been Hecla’s Vice President – Exploration of its Canadian subsidiary, Hecla Canada Ltd., since January 2007. Prior to joining Hecla, Dr. McDonald was Vice President Exploration and Business Development for Committee Bay Resource Ltd. (a Canadian-based exploration and development company) from 2003 to August 2006 and Exploration Manager at Miramar Mining Company/Northern Orion Explorations (an exploration company) from 1996 to 2003.

Don Poirier, Vice President – Corporate Development

Don Poirier was appointed Vice President – Corporate Development in July 2007. Mr. Poirier has also been Hecla’s Vice President – Corporate Development of its Canadian subsidiary, Hecla Canada Ltd. since January 2007. Prior to joining Hecla, Mr. Poirier was a mining analyst with Blackmont Capital (capital market specialists) from September 2002 to June 2007. Mr. Poirier held other mining analyst positions from 1988 to 2002.

David C. Sienko, Vice President and General Counsel

David C. Sienko was appointed Vice President and General Counsel in January 2010. Prior to his appointment, Mr. Sienko was a partner with the law firm K&L Gates LLP (formerly Bell, Boyd & Lloyd LLP) from 2004 to January 2010, where he specialized in securities, mergers and acquisitions, and corporate governance. Mr. Sienko was also an associate at Bell, Boyd & Lloyd, LLP, from 2000 to 2004 and at Locke Lord from 1998 to 2000, as well as an attorney with the SEC from 1995 to 1998.

John H. Bowles, Director

John H. Bowles was elected by the shareholders to Hecla’s Board of Directors in May 2006. Mr. Bowles was a partner in the Audit and Assurance Group of PricewaterhouseCoopers LLP (an accounting firm) from April 1976 until his retirement in June 2006. He concentrated his practice on public companies operating in the mining industry. Mr. Bowles has been a Director of Mercator Minerals Ltd. (a copper, molybdenum and silver mine) since April 2011, Director of HudBay Minerals Inc. (a zinc, copper, gold and silver mining company) from May 2006 to March 2009, as well as a Director of Boss Power Corp. (a mineral exploration company) since September 2007. He holds Fellowships in both the British Columbia Institute of Chartered Accountants and the Canadian Institute of Mining and Metallurgy. Mr. Bowles was also the Treasurer of Mining Suppliers Association of British Columbia (an association of providers of equipment, products and related services to the British Columbia mining industry) from May 1999 to May 2012. He has been Director Emeritus of Ducks Unlimited Canada (a national, private, non-profit wetland conservation organization), since March 1996.

Ted Crumley, Director and Chairman of the Board

Ted Crumley has served as a director since 1995 and became Chairman of the Board in May 2006. Mr. Crumley served as the Executive Vice President and CFO of OfficeMax Incorporated (a distributor of office products) from January 2005 until his retirement in December 2005, and as Senior Vice President from November 2004 to January 2005. Prior to that, Mr. Crumley was Senior Vice President and CFO of Boise Cascade Corporation (a wood and paper company), from 1994 to 2004.

George R. Nethercutt, Jr., Director

George R. Nethercutt, Jr., was appointed to Hecla’s Board of Directors in February 2005. Mr. Nethercutt has served as a principal of Nethercutt Consulting LLC (a strategic planning and consulting firm), since January 2007. Prior to that, Mr. Nethercutt was a principal of Lundquist, Nethercutt & Griles LLC (a strategic planning and consulting firm) from February 2005 to January 2007. Mr. Nethercutt has also been a board member for the Washington Policy Center (a public policy organization providing high quality analysis on issues relating to the free market and government regulation) since January 2005. In September 2010, Mr. Nethercutt was appointed Of Counsel with the law firm of Lee & Hayes PLLC. Mr. Nethercutt serves as a board member of ARCADIS Corporation (an international company providing consultancy, engineering and management services), the Board of Chancellors for the Juvenile Diabetes Research Foundation International (a charity and advocate of juvenile diabetes research worldwide), and served as U.S. Chairman of the Permanent Joint Board on Defense - U.S./Canada from April 2005 to December 2009. He is the founder and Chairman of the George Nethercutt Foundation (a non-profit student leadership and civics education charity), since 2007. From 1995 to 2005, Mr. Nethercutt served in the U.S. House of Representatives, including House Appropriations subcommittees on Interior, Agriculture and Defense and the Science Committees subcommittee on Energy. He has been a member of the Washington State Bar Association since 1972.

Charles B. Stanley, Director

Charles B. Stanley was elected to Hecla’s Board of Directors in May 2007. Mr. Stanley has been the CEO, President and Director of QEP Resources, Inc. (a natural gas and oil exploration and production company) since May 2010, and Chairman of QEP’s board of directors since May 2012. He served as Chief Operating Officer of Questar Corporation (a U.S. natural gas-focused exploration and production, interstate pipeline and local distribution company) from March 2008 to June 2010, and also as its Executive Vice President and Director from February 2002 to June 2010.

Terry V. Rogers, Director

Terry V. Rogers was elected to Hecla’s Board of Directors in May 2007. Mr. Rogers was the Senior Vice President and Chief Operating Officer of Cameco Corporation (uranium producer) from February 2003 until his retirement in June 2007. Mr. Rogers also served as President of Kumtor Operating Company (a gold producing company and a division of Cameco Corporation) from 1999 to 2003. He has also served as a Director for Centerra Gold Inc. (a gold mining company) since February 2003.

Dr. Anthony P. Taylor, Director

Dr. Anthony P. Taylor has served as a director since May 2002. Dr. Taylor has been the President, CEO and Director of Selex Resources Ltd. (a private Ontario Corporation engaged in mineral exploration) since January 2012. He previously served as Executive Chairman of Crown Gold Corporation (a public Canadian minerals exploration company) from August 2010 to August 2012, and CEO and Director of Gold Summit Corporation (a public Canadian minerals exploration company) from October 2003 to August 2010. He has served as President and Director of Caughlin Preschool Corporation (a private Nevada corporation that operates a preschool) since October 2001.

Cease Trade Orders or Bankruptcies

(a)	None of Hecla’s directors or executive officers is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that,

	(i)	Was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
	(ii)	Was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer;
(b)	No director or executive officer of Hecla or a shareholder holding a sufficient number of securities to affect materially the control of Hecla is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	No director or executive officer of Hecla or a shareholder holding a sufficient number of securities to affect materially the control of Hecla has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

For the purposes of the paragraphs above, “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

Penalties or Sanctions

No director or executive officer of Hecla or shareholder holding sufficient securities of Hecla to affect materially the control of Hecla has:

(a)	Been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	Been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

To the best of Hecla’s knowledge there are no known existing or potential conflicts of interest among Hecla or a subsidiary of Hecla and their respective directors, officers or other members of management as a result of their outside business interests except that certain of its directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to Hecla and their duties as a director or officer of such other companies. See “Interest of Management and Others in Material Transactions”.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors, executive officers, employees, former executive officers, former directors, former employees, nor any associate of any such individual, is at the date hereof, or has been since the commencement of the financial year of Hecla ended December 31, 2012, indebted to Hecla or any subsidiary of Hecla in connection with the purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of Hecla or any of its subsidiaries either as at the date hereof or at any time since the commencement of the financial year of Hecla ended December 31, 2012.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Class Action Litigation

On February 1, 2012, a purported Hecla stockholder filed a putative class action lawsuit in the U.S. District Court in Idaho (“Court”) against Hecla and certain of its officers, one of whom is also a director. The complaint, purportedly brought on behalf of all purchasers of Hecla common stock from October 26, 2010 through and including January 11, 2012, asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and seeks, among other things, damages and costs and expenses. Specifically, the complaint alleges that Hecla, under the authority and control of the individual defendants, made certain false and misleading statements and allegedly omitted certain material information related to operational issues at the Lucky Friday mine. The complaint alleges that these actions artificially inflated the market price of Hecla common stock during the class period, thus purportedly harming investors who purchased shares during that time. A second suit was filed on February 14, 2012, alleging virtually identical claims. These complaints have been consolidated into a single case, a lead plaintiff and lead counsel has been appointed by the Court (Bricklayers of Western Pennsylvania Pension Plan, et al. v. Hecla Mining Company et al., Case No. 12-0042 (D. Idaho)), and a consolidated amended complaint was filed on October 16, 2012. In January of 2013, Hecla filed a motion to dismiss the complaint. Hecla believes that these claims are without merit and intends to defend them vigorously.

Related to the class action lawsuit, Hecla is named as a nominal defendant in two pending shareholder derivative lawsuits which name as defendants certain Hecla executives and members of the Board of Directors (In Re Hecla Mining Company Derivative Shareholder Litigation, Case No. 2:12-cv-00097 (D. Idaho) and In Re Hecla Mining Inc. [sic] Shareholder Derivative Litigation, Case No. 12-1506 (Kootenai Cnty. Dist. Ct.)). These lawsuits allege breaches of fiduciary duties by the individual defendants and seek damages, purportedly on behalf of Hecla. In January 2013, a consolidated amended complaint was filed in each of these lawsuits. In February 2013, Hecla filed a motion to dismiss each of these complaints. A third derivative case, South, et al. v. Baker, et al., Case No. 7294-VCL (Del. Ch. Ct.), was dismissed with prejudice by the Delaware Court of Chancery on September 25, 2012. In addition, the Board of Directors has received two letters on behalf of purported shareholders demanding that Hecla commence litigation against certain executives and directors on substantially similar grounds. The Board of Directors has concluded the actions requested by both demands would be contrary to Hecla’s best interest given the pendency of other related litigation against Hecla.

Coeur d’Alene Basin

On September 8, 2011, a consent decree (“Consent Decree”) settling environmental litigation and related claims involving Hecla Limited pertaining to historic releases of mining wastes in the Coeur d’Alene Basin was approved and entered by the Court. The Consent Decree resolved all existing claims of the United States, the Coeur d’Alene Indian Tribe, and the State of Idaho (“Plaintiffs”) against Hecla Limited and its affiliates under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) (and certain other statutes) for past response costs, future environmental remediation costs, and natural resource damages related to historic releases of mining wastes in the Coeur d’Alene River Basin. The Consent Decree also resolved all remaining obligations of Hecla Limited under the 1994 consent decree relating to the “Box,” a rectangular 21-square-mile site located near Kellogg, Idaho within the Bunker Hill Superfund site. The Consent Decree contains comprehensive terms of settlement, including financial terms which require that Hecla Limited pay, in the aggregate, $264.4 million to the Plaintiffs over approximately three years following the settlement. Payments of approximately $168 million and $25 million (and related interest) were made in October 2011 and 2012, respectively, pursuant to the terms of the Consent Decree. Hecla Limited remains obligated under the Consent Decree to make the following payments:

  $15 million of cash by October 8, 2013; and
  approximately $55.5 million by August 2014, as quarterly payments of the proceeds from the exercise of any outstanding Series 1 and Series 3 warrants (which have an exercise price of between $2.41 and $2.52 per share) during the quarter, with the remaining balance, if any, due in August 2014.

The payments require third party surety for which Hecla Limited pays an annual maintenance fee which will decrease as payments are made according to the foregoing schedule. Annual maintenance fees of $0.6 million and $0.4 million were paid in October 2011 and 2012, respectively. The $15 million payment accrues interest from the entry of the Consent Decree until payment at the superfund rate (ranging from 0.69% to 0.78%).

In March of 2010, Hecla Limited received an invoice for $5.3 million from the the U.S. Environmental Protection Agency (the “EPA”) to cover response costs incurred by the EPA in performing work required by the Bunker Hill Superfund Site consent decree. Prior to this invoice, Hecla Limited determined its potential range of liability for these costs of between $2.7 and $6.8 million, and accrued $2.7 million (the minimum of this range), as it believed no amount within the range was more likely than any other. Upon receiving the EPA’s March invoice, Hecla Limited increased its accrual to $5.3 million in the first quarter of 2010, and resolved the claim with payment of the invoice amount in May 2010.

Lucky Friday Incidents

In April of 2011, a fatal accident occurred at the Lucky Friday mine which was investigated by the MSHA. In November of 2011, an accident occurred as part of the construction of #4 Shaft which resulted in the fatality of one contractor employee. In an unrelated incident, in December 2011, a rock burst occurred in a primary access way at the Lucky Friday and injured seven employees, none fatally. At the end of 2011, the MSHA began a special impact investigation at the Lucky Friday mine which resulted in an order to remove built-up cementitious material from the Silver Shaft, the primary access way from the surface at the Lucky Friday mine. As a result of the MSHA’s investigations related to these events, Hecla Limited has been issued monetary penalties (none of which are material, individually or in the aggregate), and may face additional enforcement actions, including additional monetary penalties from the MSHA or other governmental agencies.

Lucky Friday Water Permit Exceedances

Over the last several years, the Lucky Friday mine has experienced several regulatory issues relating to its water discharge permits and water management more generally:

  In October of 2012, the Lucky Friday mine had a weekly water sample which, when tested, exceeded the permit concentration limit for lead (but not the associated load limit). Also in October of 2012, heavy rains resulted in alleged impacted storm water being discharged to a nearby river for which in February of 2013, the EPA issued a Notice of Violation and request for information to Hecla Limited (the “2013 NOV”). In the 2013 NOV, the EPA alleges that the October 2012 storm water incident was a violation of Hecla Limited’s separate storm water permit.
  In November of 2012, the Lucky Friday mine had a weekly water sample which, when tested, exceeded certain permit limits for zinc. Although they have not yet formally done so, it is possible that the EPA could issue a Notice of Violation (“NOV”) for the 2012 permit exceedances. In addition, since a previous NOV is still unresolved, Hecla believes it is likely that the EPA will refer the 2012 incidents, 2013 NOV, previous unresolved NOVs, and possibly some additional alleged unpermitted discharges from 2010 that were not included in previous NOVs, to the U.S. Department of Justice (“DOJ”) to file a civil complaint against Hecla Limited. There is the potential for larger civil penalties in the context of a DOJ complaint than in administrative actions by the EPA.

Johnny M Mine Area near San Mateo, McKinley County, New Mexico

In May of 2011, the EPA made a formal request to Hecla for information regarding the Johnny M Mine Area near San Mateo, McKinley County, New Mexico, and asserted that Hecla may be responsible under the CERCLA for environmental remediation and past costs the EPA has incurred at the site. Mining at the Johnny M was conducted for a limited period of time by a predecessor of Hecla’s subsidiary, Hecla Limited. In August of 2012, Hecla Limited and the EPA entered into a settlement agreement and administrative order on consent for removal action, pursuant to which Hecla Limited agreed to pay (i) $1.1 million to the EPA for its past response costs at the site and (ii) any future response costs at the site, in exchange for a covenant not to sue by the EPA. The settlement agreement administrative order also describes additional work at the site to be conducted by Hecla Limited. Hecla Limited paid the $1.1 million to the EPA for its past response costs in the fourth quarter of 2012.

Carpenter Snow Creek Site, Cascade County, Montana

In July of 2010, the EPA made a formal request to Hecla for information regarding the Carpenter Snow Creek Superfund Site located in Cascade County, Montana. In the early 1980s, Hecla Limited leased six mining claims and performed limited exploration activities at the site. Hecla Limited terminated the mining lease in 1988. In June of 2011, the EPA informed Hecla Limited that it believes Hecla Limited, among several other viable companies, may be liable for cleanup of the site or for costs incurred by the EPA in cleaning up the site. The EPA stated in the June of 2011 letter that it has incurred approximately $4.5 million in response costs and estimated that total remediation costs may exceed $100 million. Because Hecla Limited had very limited activity at the site, Hecla does not believe that the outcome of the claim will have a material adverse effect on its results from operations or financial position.

Gilt Edge Mine Superfund Site

In August of 2008, the EPA made a formal request to CoCa Mines, Inc. (“CoCa”), a wholly owned subsidiary of Hecla Limited, for information regarding the Gilt Edge Mine Site located in Lawrence County, South Dakota, and asserted that CoCa may be liable for environmental cleanup at the site. In the early 1980s, CoCa was involved in a joint venture that conducted a limited program of exploration work at the site. This joint venture terminated in 1984, and by 1985 CoCa had divested itself of any interest in the property. In July of 2010 the EPA informed CoCa that it intends to pursue CoCa and several other potentially responsible parties on a joint and several basis for liability for past and future response costs at Gilt Edge under CERCLA. Currently, the EPA alleges that CoCa is liable based on participation in the joint venture, and that CoCa has succeeded to the liabilities of its predecessor at the site. As of January 2010, the EPA had allegedly incurred approximately $91 million in response costs to implement remedial measures at the Gilt Edge site, and estimated future response costs of $72 million. Hecla Limited did not acquire CoCa until 1991, well after CoCa discontinued its involvement with the Gilt Edge site. Hecla believes that Hecla Limited is not liable for any cleanup at the site, and if CoCa is liable, it has limited assets with which to satisfy any such liability. Settlement negotiations with the EPA commenced in 2010 and are ongoing.

Nelson Tunnel/Commodore Waste Rock Pile Superfund Site

In August of 2009, the EPA made a formal request to CoCa for information regarding the Nelson Tunnel/Commodore Waste Rock Pile Superfund site in Creede, Colorado. A timely response was provided and the EPA later arranged to copy additional documents. CoCa was involved in exploration and mining activities in Creede during the 1970s and the 1980s. No formal claim for response costs under CERCLA has been made against CoCa with respect to this site. Hecla Limited did not acquire CoCa until 1991, well after CoCa discontinued its historical activities in the vicinity of the site. Hecla believes that Hecla Limited is not liable for any cleanup, and if CoCa is liable, it has limited assets with which to satisfy any such liability.

United Steelworkers Complaint

In March of 2012, Hecla Limited received notice of a complaint filed against it by the United Steel Workers, Local 5114, with the U.S. Federal Mine Safety and Health Review Commission for compensation for bargaining unit workers at the Lucky Friday mine who were idled as a result of the previously-announced, temporary suspension of production at the mine. The complaint alleges the bargaining unit workers are entitled to compensation under Section 111 of the Mine Safety Act from November 16, 2011, the date an order was issued by the MSHA to Hecla Limited, until such time as the order is terminated. Hecla submitted a motion for summary decision to the administrative law judge within the Federal Mine Safety and Health Review Commission which was denied in December of 2012. Currently, Hecla is awaiting further proceedings. Hecla believes the claim is without merit, and that all wages due under Section 111, which was an immaterial amount, have already been paid. Hecla may face a liability as a result of the union’s claim in the estimated range of $0 to $10 million.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed below, none of: (i) the directors or executive officers of Hecla; (ii) any shareholder who beneficially owns or controls or directs, directly or indirectly, more than 10% of Hecla’s securities; or (iii) any associate or affiliate of the persons referred to in (i) and (ii), has or has had any material interest, direct or indirect, in any transaction within the three years before the date of this Circular or in any proposed transaction that has materially affected or is reasonably expected to materially affect Hecla or any of its subsidiaries.

On May 29, 2012, Hecla’s subsidiary Hecla MC Subsidiary, LLC (“Hecla MC”) entered into an asset purchase agreement with Crown Gold Corporation (the “Vendor”) and one of its subsidiaries, pursuant to which Hecla MC purchased certain unpatented mining claims and mining leases and other assets comprising the Vendor’s Monte Cristo property in Esmeralda County, Nevada, for $4,500,000 in cash, plus a potential additional purchase price payment of $1,000,000 if certain conditions were met. The purchase of the assets was subject to a number of conditions, including the Vendor obtaining shareholder and regulatory approvals, and satisfactory completion of Hecla MC’s due diligence. The transaction closed in the third quarter of 2012.

Dr. Anthony P. Taylor, a director of Hecla, was the Executive Chairman of the Vendor. As a result, the Board carefully considered this transaction before concluding that it represented a good opportunity to acquire a precious metals exploration project in Nevada. In addition, in order to fully ensure the independence of the Board, Dr. Taylor recused himself from all Board meetings at which this transaction was discussed, and did not vote on the acquisition of the project by Hecla.

In December 2007, upon Board approval, Hecla created the Foundation. Hecla has made and intends to continue to make charitable contributions to the Foundation, which in turn has provided and intends to continue to provide grants to other organizations for charitable and educational purposes. Phillips S. Baker, Jr., serves as the president and as a director of the Foundation. James A. Sabala serves as vice president and as Chairman, and Dr. Dean W.A. McDonald serves as a director of the Foundation. In December 2007, the Board committed to make a contribution of 550,000 shares of its common stock to the Foundation. Since 2007, the Foundation has sold 279,860 shares of Hecla. Cash contributions totalling $2.0 million and $1.5 million were made by Hecla to the Foundation during 2011 and 2010, respectively. The funds from the sale of the shares and the additional cash were put into various investment accounts. The Foundation is currently operating in a self-sufficient manner. Hecla gave no additional funds to the Foundation during 2012. The Foundation currently holds 270,140 shares of Hecla’s common stock as of December 31, 2012. The value of those shares based on the closing price of Hecla’s common stock on the NYSE on December 31, 2012 ($5.83), was $1,574,916. In 2012, the Foundation made $208,936 in donations.

AUDITORS, TRANSFER AGENT AND REGISTRAR

BDO USA, LLP are the auditors to Hecla at its principal office at 601 W. Riverside Ave., Suite 900, Spokane, Washington, 99201.

The transfer agent and registrar for the Hecla common stock and its series B preferred shares is American Stock Transfer & Trust Company at its office at 59 Maiden Lane, New York, New York, 10038.

MATERIAL CONTRACTS

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which Hecla has entered into since the beginning of the last financial year before the date of this Circular or entered into prior to such date but which contract is still in effect.

(a)	The Arrangement Agreement. For a description of the material terms of the Arrangement Agreement see “Arrangement Agreement” in the Circular.
(b)	The purchase agreement dated April 9, 2013 between Hecla and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Scotia Capital (USA) Inc. on behalf of the initial purchasers (“Initial Purchasers”), with respect to the sale of the Notes (as defined below) to qualified institutional buyers in the United States pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and outside the United States pursuant to Regulation S under the Securities Act. The Notes will be sold to the Initial Purchasers at a 2% discount from their face value (i.e. Hecla expects gross proceeds of $490 million). The coupon on the Notes will be 6.875% per year payable in cash semi-annually in arrears. The Notes will mature on May 1, 2021. The transaction is expected to close on or about April 12, 2013, subject to the satisfaction of various customary closing conditions. The Notes will be guaranteed by certain of Hecla’s subsidiaries. Hecla will deposit the proceeds from the Notes into an escrow account until the satisfaction of the Escrow Conditions (as defined below). If the Escrow Conditions are not satisfied or waived on or prior to September 1, 2013, or such earlier date as Hecla determines in its sole discretion that the Escrow Conditions cannot be satisfied, or the related escrow agreement is terminated, the Notes will be subject to a special mandatory redemption. Escrowed funds would be released and applied to pay for any such redemption.

(c)	The Commitment Letter which provides for the following credit facilities: (i) $100 million bridge note payable maturing in one month from the date the definitive documents evidencing the facilities are executed and delivered (the “Effective Date”); (ii) a $200 million revolving credit facility maturing in three years from the Effective Date; and (iii) a $200 million term note payable over three years. The term note balance is payable as follows: (i) $40 million due on the first anniversary of the Effective Date; (ii) three instalments of $20 million at the end of each of the three six-month periods following the first anniversary date; and (iii) $100 million on the third anniversary date of the Effective Date. Of the total $500 million, $100 million is due within one year of the Effective Date. The Commitment Letter provides that the Credit Facility will be collateralized by Hecla’s material U.S. subsidiaries, Hecla, and any of Hecla’s subsidiaries holding an interest in Aurizon or their subsidiaries subsequent to consummation of the Arrangement. The Commitment Letter includes various covenants and other limitations related to Hecla’s various financial ratios and indebtedness and investments, as well as other information and reporting requirements, including the following financial covenants:
•	Secured leverage ratio (secured debt to rolling 4 quarters of EBITDA) of not more than 3.5:1 for the first year after the Effective Date and 3.0:1 after the first anniversary (this covenant excludes the bridge note).
•	Total leverage ratio (total debt to rolling 4 quarters of EBITDA) of not more than 4.5:1 for the first year after the Effective Date and 4.0:1 after the first anniversary (this covenant excludes the bridge note).
•	Interest coverage ratio (EBITDA divided by interest expense) to be no less than 3.0:1.
•	Tangible net worth of not less than 80% of the tangible net worth at completion of Arrangement plus 50% of positive quarterly net income thereafter.

The Commitment Letter also includes a requirement that Hecla enter into hedging contracts within 180 days after the Effective Date to guaranty net revenue from hedged gold ounces to be not less than $150 million in each of 2014, 2015, and 2016. The Commitment Letter will terminate upon the issuance of the Notes.

(d)	The Credit Facility, as amended, with Scotia Capital and ING Capital LLC, providing for a $100 million senior secured revolving credit facility effective until August 1, 2015.
(e)	On November 25, 2011, Hecla’s subsidiary, Hecla Limited, entered into an agreement with Cementation USA for the construction the #4 Shaft. The #4 Shaft facility is expected to allow access to 8,800 feet below the surface and the project is expected to be completed during 2016. Based on the current design of the project, the contract is expected to cost approximately $137 million, including approximately $70 million which has been spent as of February 28, 2013. The total investment in the #4 Shaft project is expected to be approximately $200 million.

EXPERTS

The following are the names of each person or company who is named as having prepared or certified a report, valuation, statement or opinion described or included in the Circular, or whose profession or business gives authority to a report, valuation, statement or opinion:

(a)	BDO USA, LLP, the auditors to Hecla, have advised Hecla that they are independent accountants with respect to Hecla, within the meaning of the Securities Acts administered by the SEC and in compliance with Rule 3520 of the Public Company Accounting Oversight Board (United States).

(b)	Certain Canadian legal matters relating to the Arrangement will be passed upon on Hecla’s behalf by Cassels Brock & Blackwell LLP. As of the date hereof, the partners and associates of Cassels Brock & Blackwell LLP beneficially own, directly and indirectly, less than 1% of the issued and outstanding Hecla common shares.
(c)	Dean W.A. McDonald, P. Geo, Ralph M. Barker of Hecla Limited, P.E., Robert J. Golden, P.E., Bradley Kucera, P.E. and Allen R. Anderson, P.E. are the authors of the Lucky Friday Technical Report and each are “qualified persons” for the purposes of N1 43-101. As of the date hereof, such authors, collectively, beneficially own, directly or indirectly, less than 1% of the issued and outstanding Hecla common stock.
(d)	Dr. Dean McDonald, P. Geo., Bryan Morgan, P.E., and Bill Hancock, RM SME are the authors of the Greens Creek Technical Report and each are “qualified persons” for the purposes of N1 43- 101. As of the date hereof, such authors, collectively, beneficially own, directly or indirectly, less than 1% of the issued and outstanding Hecla common stock.

OTHER MATERIAL FACTS

On April 2, 2013, Hecla announced that it intended to offer, subject to market and other conditions, US$400 million of new senior unsecured notes due 2021 (the “Notes”), and that the proceeds from the sale of the Notes would be used to finance the cash portion of the consideration to be paid under the Arrangement and for general corporate purposes, including expenses related to the Arrangement. On April 9, 2013, Hecla announced that the amount of Notes being offered (the “Offering”) had increased to $500 million, and other pricing terms, including the coupon on the Notes will be 6.875% per year payable in cash semi-annually (on May 1 and November 1, commencing November 1, 2013) in arrears, and the maturity date of the Notes is May 1, 2021. The Notes will be guaranteed on a senior unsecured basis by Hecla’s existing and future domestic restricted subsidiaries, subject to certain exceptions. The Notes and the guarantees will be Hecla’s and the guarantors’ senior unsecured obligations and will be equal in right of payment with all of Hecla’s and the guarantors’ existing and future senior debt and senior to any of Hecla’s and the guarantors’ future subordinated debt. The Notes and the guarantees will rank effectively junior to all of Hecla’s and the guarantors’ existing and future secured debt, including borrowings outstanding under Hecla’s revolving Credit Facility, to the extent of the value of the collateral securing such debt. The Notes will also be structurally subordinated to all of the liabilities of Hecla’s existing and future subsidiaries that do not guarantee the Notes. Hecla will deposit the proceeds from the Notes into an escrow account until the satisfaction of certain conditions, including the consummation of the Arrangement (the “Escrow Conditions”). If the Escrow Conditions are not satisfied or waived on or prior to September 1, 2013, or such earlier date as Hecla determines in its sole discretion that the Escrow Conditions cannot be satisfied, or the related escrow agreement is terminated, the Notes will be subject to a special mandatory redemption. Escrowed funds would be released and applied to pay for any such redemption. The Offering is expected to close on or about April 12, 2013, subject to the satisfaction of various customary closing conditions. For further information regarding the terms and conditions of the Notes, please refer to the indenture between Hecla and the Bank of New York Mellon Trust Company, N.A. filed on Hecla’s SEDAR profile at www.sedar.com.

RISK FACTORS

Investors should carefully consider the risks described below, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Circular, and all other information contained in this Circular. The risks and uncertainties described below are those that Hecla currently believes to be material, but they are not the only risks that Hecla faces. If any of the following risks, or any other risks and uncertainties that Hecla has not yet identified or that it currently considers not to be material, actually occur or become material risks, Hecla’s business, prospects, financial condition, results of operations and cash flows and consequently the price of Hecla’s common stock could be materially and adversely affected. In all these cases the trading price of Hecla’s common stock could decline.

Those who invest in Hecla’s securities should carefully consider the following risks and uncertainties, together with the other information set forth in this Circular. Any of the following risks could materially adversely affect Hecla’s business, financial condition or operating results and could decrease the value of its common and/or preferred shares.

Financial Risks

Hecla’s level of debt could impair its financial health and prevent it from fulfilling its obligation under the Notes and other indebtedness.

As of December 31, 2012, on a pro forma basis, (i) after giving effect to the Offering, Hecla would have had total outstanding indebtedness of approximately $517.5 million, and (ii) after giving effect to the Offering and the Arrangement, Hecla would have had total indebtedness of approximately $517.5 million. See the Unaudited Pro Forma Condensed Combined Financial Statements attached to the Circular. Hecla’s level of debt and its debt service obligations could:

  make it more difficult for it to satisfy its obligations with respect to the Notes;
  reduce the amount of funds available to finance its operations, capital expenditures and other activities;
  increase Hecla’s vulnerability to economic downturns and industry conditions;
  limit Hecla’s flexibility in responding to changing business and economic conditions, including increased competition and demand for new products and services;
  place Hecla at a disadvantage when compared to its competitors that have lower leverage;
  increase Hecla’s cost of borrowing; and
  limit Hecla’s ability to borrow additional funds.

Hecla and its subsidiaries may be able to incur substantial additional indebtedness in the future however, the indenture governing the Notes will contain restrictions on the incurrence of additional indebtedness. These restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. As of December 31, 2012, Hecla had approximately $150 million in available capacity to be drawn from the Credit Facility.

If new debt is added to Hecla and its subsidiaries’ existing debt levels, the risks associated with such debt that it currently faces would increase. The indenture governing the Notes will not prevent Hecla from incurring obligations that constitute indebtedness under that agreement.

Even if the Offering is not completed, Hecla still will have a substantial amount of indebtedness as a result of its entering into the Commitment Letter in connection with the Arrangement. Hecla’s ability to make payments on the principal and interest as required by the Commitment Letter depends on its ability to generate cash from mining activities. If the cash generated by Hecla’s mining activities is insufficient to meet the obligations to pay interest and principal when due under the Commitment Letter, or if Hecla fails to comply with any terms or conditions therof, the lenders thereto may exercise their rights under such indebtedness, which could result in a material adverse effect to Hecla. A breach of loan or lease covenants and undertakings could result in a significant loss to Hecla.

The terms of Hecla’s debt impose restrictions on its operations.

If Hecla completes the Offering and issues the Notes, the indenture governing the Notes will include a number of significant restrictive covenants. These covenants could adversely affect Hecla by limiting its ability to plan for or react to market conditions or to meet its capital needs. These covenants will, among other things:

  make it more difficult for Hecla to satisfy its obligations with respect to the Notes and its other debt;
  limit its ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or require Hecla to make divestitures;

  require a substantial portion of its cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;
  increase its vulnerability to general adverse economic and industry conditions;
  limit its flexibility in planning for and reacting to changes in the industry in which Hecla competes;
  place Hecla at a disadvantage compared to other, less leveraged competitors; and
  increase its cost of borrowing additional funds.

In addition, Hecla’s Credit Facility will require it to comply with various covenants. A breach of any of these covenants could result in an event of default under the agreement governing Hecla’s Credit Facility that, if not cured or waived, could give the holders of the defaulted debt the right to terminate commitments to lend and cause all amounts outstanding with respect to the debt to be due and payable immediately. Acceleration of any of Hecla’s debt could result in cross-defaults under its other debt instruments, including the indenture governing the Notes. Hecla’s assets and cash flow may be insufficient to repay borrowings fully under all of its outstanding debt instruments if any of its debt instruments are accelerated upon an event of default, which could force Hecla into bankruptcy or liquidation. In such an event, Hecla may be unable to repay its obligations under the Notes. In addition, in some instances, this would create an event of default under the indenture governing the Notes.

Hecla may be unable to generate sufficient cash to service all of its indebtedness, including the Notes, and meet its other ongoing liquidity needs and may be forced to take other actions to satisfy its obligations under its indebtedness, which may be unsuccessful.

Hecla’s ability to make scheduled payments or to refinance its debt obligations, including the Notes, and to fund Hecla’s planned capital expenditures and other ongoing liquidity needs depends on Hecla’s financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond Hecla’s control. Hecla cannot assure you that its business will generate sufficient cash flow from operations or that borrowings will be available to it to pay the principal, premium, if any, and interest on Hecla’s indebtedness or to fund Hecla’s other liquidity needs. Hecla may need to refinance all or a portion of its debt, including the Notes, on or before maturity. Hecla may be unable to refinance any of its debt on commercially reasonable terms or at all.

If Hecla’s cash flows and capital resources are insufficient to fund its debt service obligations, Hecla may be forced to reduce or delay investments and capital expenditures or to sell assets, seek additional capital or restructure or refinance its indebtedness, including the Notes. Hecla’s ability to restructure or refinance its debt will depend on the condition of the capital markets and Hecla’s financial condition at such time. Any refinancing of Hecla’s debt could be at higher interest rates and may require Hecla to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments and the indenture governing the Notes may restrict Hecla from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on Hecla’s outstanding indebtedness on a timely basis would likely result in a reduction of Hecla’s credit rating, which could harm Hecla’s ability to incur additional indebtedness. These alternative measures may not be successful and may not permit Hecla to meet its scheduled debt service obligations.

Hecla’s variable rate indebtedness subjects it to interest rate risk, which could cause its indebtedness service obligations to increase significantly.

Borrowings under the Credit Facility are at variable rates of interest and expose Hecla to interest rate risk. If interest rates increase, Hecla’s debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and Hecla’s net income and cash flows, including cash available for servicing its indebtedness, would correspondingly decrease. Assuming all revolving loans were fully drawn, each one percentage point change in interest rates would result in a $1.5 million change in annual cash interest expense on Hecla’s Credit Facility.

A substantial or extended decline in metals prices would have a material adverse effect on Hecla.

Hecla’s revenue is derived from the sale of concentrates and doré containing silver, gold, lead and zinc and, as a result, Hecla’s earnings are directly related to the prices of these metals. Silver, gold, lead and zinc prices fluctuate widely and are affected by numerous factors, including:

  Speculative activities;
  Relative exchange rates of the U.S. dollar;
  Global and regional demand and production;
  Political instability;
  Inflation, recession or increased or reduced economic activity; and
  Other political, regulatory and economic conditions.

These factors are largely beyond Hecla’s control and are difficult to predict. If the market prices for these metals fall below Hecla’s production or development costs for a sustained period of time, Hecla will experience losses and may have to discontinue exploration, development or operations, or incur asset write-downs at one or more of its properties.

The following table sets forth the average daily closing prices of the following metals for the years ended December 31, 2008 through 2012:

Note:

(1)	London Fix.
(2)	London Final.
(3)	London Metals Exchange — Cash.
(4)	London Metals Exchange — Special High Grade — Cash.

On March 28, 2013, the closing prices for silver, gold, lead and zinc were $28.64 per ounce, $1,598.25 per ounce, $0.95 per pound and $0.85 per pound, respectively.

An extended decline in metals prices, an increase in operating or capital costs, mine accidents or closures, increasing environmental obligations, or Hecla’s inability to convert exploration potential to reserves may cause Hecla to record write-downs, which could negatively impact its results of operations.

When events or changes in circumstances indicate that the carrying value of Hecla’s long-lived assets may not be recoverable, Hecla reviews the recoverability of the carrying value by estimating the future undiscounted cash flows expected to result from the use and eventual disposition of the asset. Impairments must be recognized when the carrying value of the asset exceeds these cash flows, and recognizing impairment write-downs could negatively impact Hecla’s results of operations. Metal price estimates are a key component used in the analysis of the carrying values of Hecla’s assets, as the evaluation approach involves comparing carrying values to the average estimated undiscounted cash flows resulting from operating plans using various metals price scenarios. Hecla’s estimates of undiscounted cash flows for its long-lived assets also include an estimate of the market value of the exploration potential beyond its current operating plans. There were no events or changes in circumstances that caused Hecla to evaluate the carrying values of its long-lived assets as of December 31, 2012. However, if the prices of silver, gold, zinc and lead decline for an extended period of time, if Hecla fails to control production costs, if regulatory issues increase costs or decrease production, or if Hecla does not realize the mineable ore reserves or exploration potential at its mining properties, Hecla may be required to evaluate the carrying values of its long-lived assets and recognize asset write-downs in the future. In addition, the perceived market value of the exploration potential of Hecla’s properties is dependent upon prevailing metals prices as well as Hecla’s ability to discover economic ore. A decline in metals prices for an extended period of time or Hecla’s inability to convert exploration potential to reserves could significantly reduce its estimations of the value of the exploration potential at its properties and result in asset write-downs.

Regulatory investigations could adversely affect metal prices.

According to recent news reports, the U.S. Commodity Futures Trading Commission is examining the setting of gold and silver prices in London. If that examination leads to a formal investigation, or if other regulatory action is taken with respect to the setting of gold and silver prices, it could have an adverse effect on those prices or the volatility of such prices and the market for precious metals.

Hecla has had losses that could reoccur in the future.

Although Hecla reported net income for the years ended December 31, 2012, 2011, 2010 and 2009 of $15.0 million, $151.2 million, $49.0 million and $67.8 million, respectively, Hecla reported a net loss for the year ended December 31, 2008 of $66.6 million. See the section entitled “Results of Operations” in the MD&A which is incorporated by reference herein.

Many of the factors affecting Hecla’s operating results are beyond its control, including, but not limited to, the volatility of metals prices; smelter terms; rock and soil conditions; seismic events; availability of hydroelectric power; diesel fuel prices; interest rates; global or regional political or economic policies; inflation; availability and cost of labour; economic developments and crises; governmental regulations; continuity of ore bodies; ore grades; recoveries; and speculation, purchases and sales by central banks and other holders and producers of gold and silver in response to these factors. Hecla cannot foresee whether its operations will continue to generate sufficient revenue in order for it to generate net cash from operating activities. There can be no assurance that Hecla will not experience net losses in the future.

Commodity risk management activities could expose Hecla to losses.

Hecla periodically enters into risk management activities, such as financially-settled forward sales contracts and commodity put and call option contracts, to manage the prices received on the metals Hecla produces. Such activities are utilized to attempt to insulate Hecla’s operating results from changes in prices for those metals. However, such activities may prevent Hecla from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract. In addition, Hecla may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity.

Hecla utilizes financially-settled forward contract programs to manage the exposure to changes in lead and zinc prices contained in its concentrate shipments between the time of sale and final settlement, and to manage the exposure to changes in the prices of lead and zinc contained in its forecasted future concentrate shipments. See Note 10 to the 2012 Consolidated Financial Statements which are incorporated by reference herein.

The financial terms of settlement of the Coeur d’Alene Basin environmental litigation and other claims may materially impact Hecla’s cash resources and its access to additional financing.

On September 8, 2011, the Consent Decree settling environmental litigation and related claims involving Hecla Limited pertaining to historic releases of mining wastes in the Coeur d’Alene Basin was approved and entered by the Court. The Consent Decree resolved all existing claims of the Plaintiffs against Hecla Limited and its affiliates under CERCLA and certain other statutes for past response costs, future environmental remediation costs, and natural resource damages related to historic releases of mining wastes in the Coeur d’Alene River Basin, as well as all remaining obligations of Hecla Limited with respect to the Bunker Hill Superfund site. In addition to the approximately $194 million already paid under the Consent Decree in 2011 and 2012, Hecla Limited remains obligated under the Consent Decree to make the following payments:

  $15 million of cash by October 8, 2013; and
  Approximately $55.5 million by August 2014, as quarterly payments of the proceeds from the exercise of any outstanding Series 1 and Series 3 warrants (which have an exercise price of between $2.41 and $2.52 per share) during the quarter, with the remaining balance, if any, due in August 2014.

If additional warrants are not exercised, the requirement to pay $70.5 million (excluding interest) in cash over the next approximately two years would cause Hecla to use a significant portion of either its cash currently on hand, or future cash resources. Hecla’s cash on hand at December 31, 2012 was $191.0 million; however, there can be no assurance that Hecla will have the cash on hand to meet these obligations.

Financial terms of the settlement also require that Hecla Limited or Hecla post third party surety in some form to secure the remaining payments. Obtaining surety causes Hecla to incur costs, and also to utilize credit capacity, which could otherwise be used to fund other areas of its business, including operations and capital expenditures. Moreover, there is no guarantee that Hecla Limited or Hecla will be able maintain such surety, in which case Hecla Limited and Hecla could be in default of the Consent Decree, which could have a material adverse effect on Hecla Limited’s or Hecla’s results from operations or financial position.

Hecla’s profitability could be affected by the prices of other commodities and services.

Hecla’s business activities are highly dependent on the costs of commodities and services such as fuel, steel, cement and electricity. The recent prices for such commodities have been volatile and may increase Hecla’s costs of production and development. A material increase in costs at any of Hecla’s operating properties could have a significant effect on its profitability. See the section entitled “Results of Operations” in the MD&A which is incorporated by reference herein.

Hecla’s accounting and other estimates may be imprecise.

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts and related disclosure of assets, liabilities, revenue and expenses at the date of the consolidated financial statements and reporting periods. The more significant areas requiring the use of management assumptions and estimates relate to:

  Mineral reserves, mineralized material, and other resources that are the basis for future income and cash flow estimates and units-of-production depreciation, depletion and amortization calculations.
  Future metals prices.
  Environmental, reclamation and closure obligations.
  Asset impairments.
  Valuation of business combinations.
  Reserves for contingencies and litigation.
  Deferred tax asset valuation allowance.

Actual results may differ materially from these estimates using different assumptions or conditions.

Hecla’s ability to recognize the benefits of deferred tax assets is dependent on future cash flows and taxable income.

Hecla recognizes the expected future tax benefit from deferred tax assets when it is considered more likely than not that the tax benefit will be realized. Otherwise, a valuation allowance is applied against deferred tax assets reducing the value of such assets. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. Metal price and production estimates are key components used in the determination of Hecla’s ability to realize the expected future benefit of its deferred tax assets. To the extent that future taxable income differs significantly from estimates as a result of a decline in metals prices or other factors, Hecla’s ability to realize the deferred tax assets could be impacted. Additionally, significant future issuances of common shares or common share equivalents could limit Hecla’s ability to utilize its net operating loss carryforwards pursuant to Section 382 of the Internal Revenue Code. Future changes in tax law or changes in ownership structure could limit Hecla’s ability to utilize its recorded tax assets. As of December 31, 2010, Hecla removed substantially all deferred tax valuation allowances, with the exception of certain amounts related to foreign net operating loss carryforwards, and its current and non-current deferred tax asset balances as of December 31, 2012 were $29.4 million and $86.4 million, respectively. See Note 5 to the 2012 Consolidated Financial Statements which are incorporated by reference herein.

Global financial events may have an impact on Hecla’s business and financial condition in ways that Hecla currently cannot predict.

The 2008 credit crisis and related turmoil in the global financial system had an impact on Hecla’s business and financial position, and a similar financial event in the future could also impact Hecla. The continuation or re-emergence of the financial crisis may limit Hecla’s ability to raise capital through credit and equity markets. The prices of the metals that Hecla produces are affected by a number of factors, and it is unknown how these factors may be impacted by a global financial event.

Returns for Investments in pension plans and pension plan funding requirements are uncertain.

Hecla maintains defined benefit pension plans for employees, which provide for specified payments after retirement for most employees. The ability of the pension plans to provide the specified benefits depends on Hecla’s funding of the plans and returns on investments made by the plans. Returns, if any, on investments are subject to fluctuations based on investment choices and market conditions. Pension obligations are pre-determined based on certain factors, including the amounts contributed by the employee, and Hecla is required to fund these obligations regardless of the performance of the performance of the investments made by the plans. A sustained period of low returns or losses on investments could require Hecla to fund the pension plans to a greater extent than anticipated. See Note 8 to the 2012 Consolidated Financial Statements which are incorporated by reference herein.

Operation, Development, Exploration And Acquisition Risks

Mining accidents or other adverse events at an operation could decrease Hecla’s anticipated production.

Production may be reduced below Hecla’s historical or estimated levels as a result of mining accidents; unfavourable ground conditions; work stoppages or slow-downs; lower than expected ore grades; unexpected regulatory actions; if the metallurgical characteristics of ore are less economic than anticipated; or because Hecla’s equipment or facilities fail to operate properly or as expected. For example, in the second quarter of 2010, mining activities at the Lucky Friday mine stopped for approximately two weeks due to some deterioration of shaft infrastructure at the #2 Shaft, which is the mine’s secondary escape way. Upon completion of repairs to the #2 Shaft, the mine returned to normal production. In April 2011, a fatal accident occurred at the Lucky Friday mine resulting in a cessation of operations at the mine for approximately ten days. In November 2011, an accident occurred as part of the construction of the #4 Shaft at the Lucky Friday mine, resulting in the fatality of one contractor employee. In an unrelated incident, in December 2011, a rock burst occurred in a primary access way at the Lucky Friday mine and injured seven employees. Each of these events temporarily suspended operations at the Lucky Friday mine and adversely impacted production. Other closures or impacts on operations or production  may occur at any of Hecla’s mines at any time, whether related to accidents, changes in conditions, changes to regulatory policy, or as precautionary measures.

At the end of 2011, the MSHA began a special impact inspection at the Lucky Friday mine, which resulted in an order closing down the Silver Shaft, the primary access way from surface at the Lucky Friday mine, until Hecla removed built-up cementitious material from the Silver Shaft. This occurred despite the fact that the Silver Shaft was not involved in any of the accidents at the mine in 2011. Underground access was limited as the work was performed, and production at the Lucky Friday was suspended until early 2013 as a result. Hecla resumed limited production at the Lucky Friday mine in the first quarter of 2013 after completing work on the Silver Shaft and a bypass of the area impacted by the December 2011 rock burst.

Recent accidents and other events at the Lucky Friday mine could have additional adverse consequences to Hecla.

Hecla Limited may face additional enforcement actions, as well as additional orders from the MSHA, as a result of the MSHA’s inspections and investigations of events at the Lucky Friday mine, including the April 2011 fatal ground fall accident, the rock burst incident in December 2011, and the order closing the Silver Shaft for the removal of built-up cementitious material. Hecla Limited could also face additional penalties (including monetary penalties) from the MSHA or other governmental agencies relating to these incidents and any other orders or citations received by Hecla Limited. In addition, prior to March 25, 2013, when the MSHA’s rules changed, the MSHA periodically notified certain mines that a potential pattern of violations (“PPOV”) may exist based upon an initial statistical screening of violation history and pattern criteria review by the MSHA. Receipt of notice of a PPOV typically triggered an undertaking by a mine to implement corrective actions, and if certain criteria are not met, the MSHA could subsequently issue a Notice of Pattern of Violations (“NPOV”). Receipt of a NPOV would, among other things, impose certain onerous conditions on the mine, including the requirement to pass an inspection in which no significant and substantial violations of a mandatory health or safety standard are found before termination of the NPOV. In November 2012, the Lucky Friday mine received a PPOV notice from the MSHA. The notice indicated that because the Lucky Friday was non-producing at the time, the MSHA would postpone action on the matter until further notice. Subsequent to receipt of the PPOV notice, the MSHA rules changed and effective as of March 25, 2013, the PPOV notice process will be eliminated and instead the MSHA will have the discretion to issue a NPOV immediately. On March 20, 2013, Hecla disclosed that the MSHA officially notified Hecla that despite the November 2012 notice, the Lucky Friday mine would not be issued a PPOV. Finally, it is possible that Hecla Limited could face litigation relating to the 2011 incidents at the Lucky Friday mine in addition to the purported class action and related derivative lawsuits filed against Hecla in 2012. Hecla may not resolve these claims favourably, and each one of the foregoing possibilities could have a material adverse impact on Hecla’s cash flows, results of operations or financial condition. See “Legal Proceedings and Regulatory Actions” and Note 7 to the 2012 Consolidated Financial Statements which are incorporated by reference herein.

Hecla’s operations may be adversely affected by risks and hazards associated with the mining industry that may not be fully covered by insurance.

Hecla’s business is capital intensive, requiring ongoing capital investment for the replacement, modernization or expansion of equipment and facilities. Hecla’s mining and milling operations are subject to risks of process upsets and equipment malfunctions. Equipment and supplies may from time to time be unavailable on a timely basis. Hecla’s business is subject to a number of other risks and hazards including:

  Environmental hazards.
  Unusual or unexpected geologic formations.
  Rock bursts and ground falls.
  Seismic activity.
  Underground fires or floods.

  Explosive rock failures.
  Unanticipated hydrologic conditions, including flooding and periodic interruptions due to inclement or hazardous weather conditions.
  Political and country risks.
  Civil unrest or terrorism.
  Industrial accidents.
  Labour disputes or strikes.
  Tailing ponds at Hecla’s operating mines, which could fail or leak as a result of seismic activity or for other reasons.

Such risks could result in:

  Personal injury or fatalities.
  Damage to or destruction of mineral properties or producing facilities.
  Environmental damage.
  Delays in exploration, development or mining.
  Monetary losses.
  Legal liability.
  Temporary or permanent closure of facilities.

Hecla maintains insurance to protect against losses that may result from some of these risks, such as property loss and business interruption, in amounts Hecla believes to be reasonably consistent with its historical experience, industry practice and circumstances surrounding each identified risk. Such insurance, however, contains exclusions and limitations on coverage, particularly with respect to environmental liability and political risk. Hecla has received some payment for business interruption insurance claims related to the temporary suspension of operations at the Lucky Friday mine and continues to seek further reimbursement. See “Risk Factors – Mining accidents or other adverse events at an operation could decrease Hecla’s anticipated production”. There can be no assurance that claims would be paid under such insurance policies in connection with a particular event. Insurance specific to environmental risks is generally either unavailable or, Hecla believes, too expensive for Hecla, and it therefore does not maintain environmental insurance. Occurrence of events for which Hecla is not insured may have an adverse effect on its business.

Hecla’s development of new ore bodies and other capital costs may be higher and provide less return than it estimated.

Capitalized development projects may cost more and provide less return than Hecla estimates. If Hecla is unable to realize a return on these investments, it may incur a related asset write-down that could adversely affect its financial results or condition.

Hecla’s ability to sustain or increase its current level of metals production partly depends on its ability to develop new orebodies and/or expand existing mining operations. Before Hecla can begin a development project, it must first determine whether it is economically feasible to do so. This determination is based on estimates of several factors, including:

  Ore reserves.
  Expected recovery rates of metals from the ore.
  Future metals prices.
  Facility and equipment costs.
  Availability of adequate staffing.
  Availability of affordable sources of power and adequacy of water supply.
  Exploration and drilling success.
  Capital and operating costs of a development project.
  Environmental considerations and permitting.
  Adequate access to the site, including competing land uses (such as agriculture).
  Applicable tax rates.
  Foreign currency fluctuation and inflation rates.
  Availability of financing.

These estimates are based on geological and other interpretive data, which may be imprecise. As a result, actual operating and capital costs and returns from a development project may differ substantially from Hecla’s estimates, and, as such, it may not be economically feasible to continue with a development project.

Hecla’s ore reserve estimates may be imprecise.

Hecla’s ore reserve figures and costs are primarily estimates and are not guarantees that Hecla will recover the indicated quantities of these metals. Investors are strongly cautioned not to place undue reliance on estimates of reserves. Reserves are estimates made by Hecla’s professional technical personnel, and no assurance can be given that the estimated amount of metal or the indicated level of recovery of these metals will be realized. Reserve estimation is an interpretive process based upon available data and various assumptions. Hecla’s reserve estimates may change based on actual production experience. Further, reserves are valued based on estimates of costs and metals prices, which may not be consistent among Hecla’s properties. The economic value of ore reserves may be adversely affected by:

  Declines in the market price of the various metals Hecla mines.
  Increased production or capital costs.
  Reduction in the grade or tonnage of the deposit.
  Increase in the dilution of the ore.
  Reduced recovery rates.

Short-term operating factors relating to Hecla’s ore reserves, such as the need to sequentially develop ore bodies and the processing of new or different ore grades, may adversely affect its cash flow. If the prices of metals that Hecla produces decline substantially below the levels used to calculate reserves for an extended period, Hecla could experience:

  Delays in new project development.
  Net losses.
  Reduced cash flow.
  Reductions in reserves.
  Write-downs of asset values.
  Mine closure.

Efforts to expand the finite lives of Hecla’s mines may not be successful or could result in significant demands on its liquidity, which could hinder its growth and decrease the value of its shares.

One of the risks Hecla faces is that mines are depleting assets. Thus, Hecla must continually replace depleted ore reserves by locating and developing additional ore. Hecla’s ability to expand or replace ore reserves primarily depends on the success of its exploration programs. Mineral exploration, particularly for silver and gold, is highly speculative and expensive. It involves many risks and is often non-productive. Even if Hecla believes it has found a valuable mineral deposit, it may be several years before production from that deposit is possible. During that time, it may become no longer feasible to extract those minerals for economic, regulatory, political or other reasons. As a result of high costs and other uncertainties, Hecla may not be able to expand or replace its existing ore reserves as they are depleted, which would adversely affect its business and financial position in the future.

The #4 Shaft project, an internal shaft at the Lucky Friday mine, is expected, upon its completion, to provide deeper access in order to increase the mine’s production and operational life. Hecla commenced engineering and construction activities on the #4 Shaft in late 2008, and the Board of Directors gave its final approval of the project in August 2011. Work on the project thus far has included: detailed shaft design, excavation of the hoist room and off shaft development access to shaft facilities, hoist installation, placement and receipt of orders for major equipment purchases, 367 feet of vertical shaft excavation, and other construction activities. The #4 Shaft project, as currently designed, is expected to involve development down to the 8800 foot level and capital expenditures of approximately $200 million, which includes approximately $92 million that has been spent on the project as of December 31, 2012. At the end of 2011, the MSHA began a special impact inspection at the Lucky Friday mine, and as a result the MSHA ordered the Silver Shaft to be closed until Hecla removed built-up cementitious material from the shaft. The Silver Shaft is the primary access way from the surface at the Lucky Friday, and the order resulted in a temporary suspension of most operations at the Lucky Friday, including work on #4 Shaft. Access to the #4 Shaft project was restored in the first quarter of 2013, and Hecla believes that its current capital resources will allow it to proceed. However, there are a number of factors that could affect completion of the project as currently designed, including: (i) a significant decline in metals prices; (ii) a reduction in available cash or credit, whether arising from decreased cash flow or other uses of available cash; (iii) increased regulatory burdens; or (iv) a significant increase in operating or capital costs. One or more of these factors could potentially require Hecla to suspend the project, defer some of the planned development, or access additional capital through debt financing, the sale of securities, or other external sources. This additional financing could be costly or unavailable.

Hecla’s joint development and operating arrangements may not be successful.

Hecla has in the past entered into, and may in the future enter into joint venture arrangements in order to share the risks and costs of developing and operating properties. In a typical joint venture arrangement, the partners own proportionate shares of the assets, are entitled to indemnification from each other and are only responsible for any future liabilities in proportion to their interest in the joint venture. If a party fails to perform its obligations under a joint venture agreement, Hecla could incur liabilities and losses in excess of Hecla’s pro rata share of the joint venture. Hecla makes investments in exploration and development projects that may have to be written off in the event Hecla does not proceed to a commercially viable mining operation. See Note 16 to the 2012 Consolidated Financial Statements which are incorporated by reference herein.

Hecla’s ability to market its metals production may be affected by disruptions or closures of custom smelters and/or refining facilities.

Hecla sells substantially all of its metallic concentrates to custom smelters. Hecla’s doré bars are sent to refiners for further processing before being sold to metal traders. If Hecla’s ability to sell concentrates to its contracted smelters becomes unavailable to it, due to disruptions or closures of custom smelters and/or refining facilities or other causes, its operations could be adversely affected. See Note 11 to the 2012 Consolidated Financial Statements which are incorporated by reference herein.

Hecla faces inherent risks in acquisitions of other mining companies or properties that may adversely impact its growth strategy.

Hecla is actively seeking to expand its mineral reserves by acquiring other mining companies or properties. Although Hecla is pursuing opportunities that it feels are in the best interest of its shareholders, these pursuits are costly and often unproductive. Inherent risks in acquisitions Hecla may undertake in the future could adversely affect its current business and financial condition and its growth.

There is a limited supply of desirable mineral properties available in the U.S. and foreign countries where Hecla would consider conducting exploration and/or production activities, and any acquisition Hecla may undertake is subject to inherent risks. In addition to the risks associated with limited mine lives, Hecla may not realize the value of the companies or properties that are acquired due to a possible decline in metals prices, failure to obtain permits, labour problems, changes in regulatory environment, failure to achieve anticipated synergies, an inability to obtain financing, and other factors previously described. Acquisitions of other mining companies or properties may also expose Hecla to new geographic, political, operating, and geological risks. In addition, Hecla faces strong competition for companies and properties from other mining companies, some of which have greater financial resources than Hecla does, and Hecla may be unable to acquire attractive companies and mining properties on terms that it considers acceptable.

Hecla’s business depends on finding skilled miners and maintaining good relations with its employees.

Hecla is dependent upon the ability and experience of its executive officers, managers, employees and other personnel, and there can be no assurance that Hecla will be able to retain such employees. Hecla competes with other companies both in and outside the mining industry in recruiting and retaining qualified employees knowledgeable of the mining business. From time to time, Hecla has encountered, and may in the future encounter, difficulty recruiting skilled mining personnel at acceptable wage and benefit levels in a competitive labour market, and may be required to utilize contractors, which can be more costly. Temporary or extended lay-offs due to mine closures may exacerbate such issues and result in vacancies or the need to hire less skilled or efficient employees. The loss of these persons or Hecla’s inability to attract and retain additional highly skilled employees could have an adverse effect on its business and future operations. The Lucky Friday mine is Hecla’s only operation that is subject to a collective bargaining agreement, which expires on April 30, 2016.

In March 2012, Hecla Limited received notice of a complaint filed against it by the United Steel Workers, Local 5114, with the Federal Mine Safety Health Review Commission for compensation for bargaining unit workers at the Lucky Friday mine who were idled as a result of the previously-announced, temporary suspension of production at the mine. See Note 7 to the 2012 Consolidated Financial Statements which are incorporated by reference herein.

Competition from other mining companies may harm Hecla’s business.

Hecla competes with other mining companies to attract and retain key executives, skilled labour, contractors and other employees. Hecla competes with other mining companies for the services of skilled personnel and contractors and their specialized equipment, components and supplies, such as drill rigs, necessary for exploration and development. Hecla also competes with other mining companies for rights to mine properties. Hecla may be unable to continue to obtain the services of skilled personnel and contractors or specialized equipment or supplies, or to acquire additional rights to mine properties.

Hecla may be subject to a number of unanticipated risks related to inadequate infrastructure.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, other interference in the maintenance or provision of such infrastructure, or government intervention, could adversely affect Hecla’s mining operations.

Hecla’s foreign activities are subject to additional inherent risks.

Hecla currently conducts exploration and pre-development projects in Mexico and continues to own assets, including real estate and mineral interests there. Hecla anticipates that it will continue to conduct operations in Mexico and possibly other international locations in the future. Because Hecla conducts operations internationally, it is subject to political and economic risks such as:

  The effects of local political, labour and economic developments and unrest.
  Significant or abrupt changes in the applicable regulatory or legal climate.
  Exchange controls and export restrictions.
  Expropriation or nationalization of assets with inadequate compensation.
  Currency fluctuations and repatriation restrictions.
  Invalidation an unavailability of governmental orders, permits or agreements.
  Property ownership disputes.
  Renegotiation or nullification of existing concessions, licenses, permits and contracts.
  Criminal activity, corruption, demands for improper payments, expropriation, and uncertain legal enforcement and physical security.
  Disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations.
  Fuel or other commodity shortages.
  Illegal mining.
  Laws or policies of foreign countries and the United States affecting trade, investment and taxation.
  Civil disturbances, war and terrorist actions.
  Seizures of assets.

Consequently, Hecla’s exploration, development and production activities outside of the U.S. may be substantially affected by factors beyond its control, any of which could materially adversely affect its financial condition or results of operations.

Legal, Regulatory And Market Risks

The Aurizon Acquisition arose from a contested takeover bid.

Alamos had a hostile takeover bid outstanding for Aurizon at the time the Arrangement Agreement was executed, and such competing efforts to acquire Aurizon were in contention for several weeks prior to Alamos’s decision to allow its takeover bid to expire without taking up shares. Alamos currently holds 16% of Aurizon’s outstanding shares. There can be no assurance that Alamos will not take action to block the Arrangement, including by voting against approval of the Arrangement, exercising its dissent and appraisal rights, or bringing litigation against Hecla or Aurizon before or after consummation of the Arrangement, including as a shareholder. While Hecla cannot predict the potential actions of a third-party, any such action may be adverse to the Arrangement or to Hecla.

Hecla is currently involved in ongoing legal disputes that may materially adversely affect it.

There are several ongoing legal disputes in which Hecla is involved, including a putative class action lawsuit filed against it, and additional actions may be filed against it in the future. Hecla may be subject to future claims, including those relating to environmental damage, safety conditions at its mines, the two fatal accidents that occurred at the Lucky Friday mine in 2011, and other related matters. The outcomes of these pending and potential claims are uncertain. Hecla may not resolve these claims favourably. Depending on the outcome, these actions could have adverse financial effects or cause reputational harm to Hecla. If any of these disputes result in a substantial monetary judgment against Hecla, are settled on terms in excess of Hecla’s current accruals, or otherwise impact Hecla’s operations, Hecla’s financial results or condition could be materially adversely affected. For a description of some of the lawsuits in which Hecla is involved, see “Legal Proceeds and Regulatory Actions” and Note 7 to the 2012 Consolidated Financial Statements which are incorporated by reference herein.

Hecla is required to obtain governmental and lessor approvals and permits in order to conduct mining operations.

In the ordinary course of business, mining companies are required to seek governmental and lessor approvals and permits for continuation or expansion of existing operations or for the commencement of new operations. For example, Hecla estimates that its Greens Creek tailings impoundment area has sufficient capacity to meet its needs at least through the end of 2015. In order to increase the tailings capacity at the mine, a permit is required. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of Hecla’s efforts to obtain permits are contingent upon many variables not within its control. Obtaining environmental permits, including the approval of reclamation plans, may increase costs and cause delays or halt the continuation of mining operations depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. Interested parties may seek to prevent issuance of permits and intervene in the process or pursue extensive appeal rights. Past or ongoing violations of government mining laws could provide a basis to revoke existing permits or to deny the issuance of additional permits. In addition, evolving reclamation or environmental concerns may threaten Hecla’s ability to renew existing permits or obtain new permits in connection with future development, expansions and operations. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that Hecla previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that Hecla would not proceed with the development or operation. Hecla is often required to post surety bonds or cash collateral to secure its reclamation obligations and it may be unable to obtain the required surety bonds or may not have the resources to provide cash collateral.

Hecla faces substantial governmental regulation and environmental risk.

Hecla’s business is subject to extensive U.S. and foreign, federal, state and local laws and regulations governing development, production, labor standards, health and safety, the environment and other matters. For example, in 2012 both of Hecla’s operating mines received several citations, and the Lucky Friday mine also received multiple orders, under the Mine Safety and Health Act, as administered by MSHA. In addition, in November 2012, the Lucky Friday mine received a PPOV notice from MSHA. In March 2013, the mine was removed from PPOV status. See “Risk Factors - Recent accidents and other events at Hecla’s Lucky Friday mine could have additional adverse consequences to Hecla”. Further, Hecla has been and is currently involved in lawsuits or disputes in which Hecla has been accused of causing environmental damage, violating environmental laws, or violating environmental permits, and Hecla may be subject to similar lawsuits or disputes in the future. See “Risk Factors - Hecla’s environmental obligations may exceed the provisions we have made”.

Exposure to these liabilities arises not only from Hecla’s existing operations, but also from operations that have been closed, sold to third parties, or properties in which Hecla had a leasehold, joint venture, or other interest. With a history dating back to 1891, Hecla’s exposure to environmental claims may be greater because of the bankruptcy or dissolution of other mining companies which may have engaged in more significant activities of a mining site but which are no longer available to make claims against or obtain judgments from.

Hecla is required to reclaim properties and specific requirements vary among jurisdictions. In some cases, Hecla may be required to provide financial assurances as security for reclamation costs, which may exceed its estimates for such costs. Hecla’s historical operations and the historical operations of entities and properties it has acquired have occasionally been alleged to generate environmental contamination. Hecla could also be held liable for worker exposure to hazardous substances. There can be no assurance that Hecla will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect its business.

In addition to existing regulatory requirements, legislation and regulations may be adopted or permit limits reduced at any time that result in additional exposure to liability, operating expense, capital expenditures or restrictions and delays in the mining, production or development of Hecla’s properties. Mining accidents and fatalities, whether or not at Hecla’s mines or related to silver mining, may increase the likelihood of additional regulation or changes in law. In addition, enforcement or regulatory tools and methods available to governmental regulators such as the EPA, which have not been used or seldom used against Hecla, could be used against it in the future. Federal or state environmental or mine safety regulatory agencies may order certain of Hecla’s mines to be temporarily or permanently closed, which may have a material adverse effect on Hecla’s cash flows, results of operations, or financial condition.

Legislative and regulatory measures to address climate change and green house gas emissions are in various phases of consideration. If adopted, such measures could increase Hecla’s cost of environmental compliance and also delay or otherwise negatively affect efforts to obtain permits and other regulatory approvals with regard to existing and new facilities. Proposed measures could also result in increased cost of fuel and other consumables used at Hecla’s operations, including the diesel generation of electricity at its Greens Creek operation, if Hecla is unable to regularly access utility power. Climate change legislation may also affect Hecla’s smelter customers who burn fossil fuels, resulting in increased costs to Hecla, and may affect the market for the metals Hecla produces with effects on prices that are not possible for Hecla to predict.

From time to time, the U.S. Congress considers proposed amendments to the General Mining Law of 1872, as amended (the “General Mining Law”), which governs mining claims and related activities on federal lands. The extent of any future changes is not known and the potential impact on Hecla as a result of U.S. Congressional action is difficult to predict. Changes to the General Mining Law, if adopted, could adversely affect Hecla’s ability to economically develop mineral reserves on federal lands. Although Hecla is not currently mining on federal land, it does explore and future mining could occur on federal land.

The Clean Water Act requires permits for operations that discharge into waters of the United States. Such permitting has been a frequent subject of litigation by environmental advocacy groups, which has resulted, and may in the future result, in declines in such permits or extensive delays in receiving them. This may result in delays in, or in some instances preclude, the commencement or continuation of development or production operations. Adverse outcomes in lawsuits challenging permits or failure to comply with applicable regulations could result in the suspension, denial, or revocation of required permits, which could have a material adverse impact on Hecla’s cash flows, results of operations, or financial condition.

Hecla’s environmental obligations may exceed the provisions it has made.

Hecla is subject to significant environmental obligations, particularly in northern Idaho through its subsidiary Hecla Limited. At December 31, 2012, Hecla had accrued $113.2 million as a provision for environmental obligations, including a total of $70.8 million for its remaining obligation for environmental claims with respect to the Coeur d’Alene Basin in northern Idaho. A settlement of the Coeur d’Alene Basin environmental litigation and related claims was finalized with entry of the Consent Decree by the Court in September 2011. For information on Hecla’s potential environmental liabilities, see Notes 4 and 7 to the 2012 Consolidated Financial Statements which are incorporated by reference herein.

Shipment of Hecla’s products is subject to regulatory and related risks.

Certain of the products Hecla ships to its customers are subject to regulatory requirements regarding packaging, handling and shipping of products that may be considered dangerous to human health or the environment. Although Hecla believes it is currently in compliance with all material regulations applicable to packaging, handling and shipping of its products, the chemical properties of its products or existing regulations could change and thereby cause Hecla to fall out of compliance, or force it to incur substantial additional expenditures to maintain compliance with applicable regulations. Further, Hecla does not ship its own products but instead relies on third party carriers to ship its products to its customers. To the extent that any of Hecla’s carriers are unable or unwilling to ship Hecla’s products in accordance with applicable regulations, including because of difficulty in obtaining, or increased cost of, insurance, Hecla could be forced to find alternative shipping arrangements, assuming such alternatives would be available. Any such changes to Hecla’s current shipping arrangements could have a material adverse impact on its operations and financial results.

The titles to some of Hecla’s properties may be defective or challenged.

Unpatented mining claims constitute a significant portion of Hecla’s undeveloped property holdings, the validity of which could be uncertain and may be contested. Although Hecla has conducted title reviews of its property holdings, title review does not necessarily preclude third parties from challenging Hecla’s title. In accordance with mining industry practice, Hecla does not generally obtain title opinions until it decides to develop a property. Therefore, while Hecla has attempted to acquire satisfactory title to its undeveloped properties, some titles may be defective.

The price of Hecla’s shares has a history of volatility and could decline in the future.

Hecla’s common and outstanding preferred shares are listed on the NYSE. The market price for Hecla’s shares has been volatile, often based on:

  Changes in metals prices, particularly silver.
  Hecla’s results of operations and financial condition as reflected in its public news releases or periodic filings with the SEC.
  Fluctuating proven and probable reserves.
  Factors unrelated to Hecla’s financial performance or future prospects, such as global economic developments, market perceptions of the attractiveness of particular industries, or the reliability of metals markets.
  Political and regulatory risk.
  The success of Hecla’s exploration, pre-development, and capital programs.
  Ability to meet production estimates.
  Environmental, safety and legal risk.
  The extent and nature of analytical coverage concerning Hecla’s business.
  The trading volume and general market interest in Hecla’s securities.

The market price of Hecla’s shares at any given point in time may not accurately reflect Hecla’s value, and may prevent shareholders from realizing a profit on their investment.

Hecla’s series B preferred shares have a liquidation preference of $50 per share or $7.9 million.

If Hecla were liquidated, holders of its preferred shares would be entitled to receive approximately $7.9 million (plus any accrued and unpaid dividends) from any liquidation proceeds before holders of Hecla’s common stock would be entitled to receive any proceeds.

Existing shareholders of Hecla will be effectively subordinated to the holders of Hecla’s debt under the Commitment Letter in the event Hecla draws on it to partially finance the Arrangement, or under the Notes in the event the Offering is consummated and the proceeds are used to partially finance the Arrangement

In the event of Hecla’s liquidation or dissolution, shareholders’ entitlement to share rateably in any distribution of Hecla’s assets would be subordinated to the holders of the indebtedness outstanding under the Commitment Letter and the Notes. Any rights that a shareholder may have in the event of bankruptcy, liquidation or a reorganization of Hecla or any of its subsidiaries and any consequent rights of shareholders to realize on the proceeds from the sale of any of Hecla’s or its subsidiaries’ assets, will be effectively subordinated to the claims of the holders of such indebtedness.

Hecla may not be able to pay common or preferred share dividends in the future.

Between July 2005 and the third quarter of 2008 Hecla paid regular quarterly dividends on its series B preferred shares. Prior to then, except for the fourth quarter of 2004, Hecla had not declared dividends on series B preferred shares since the second quarter of 2000. Hecla similarly deferred series B preferred share dividends for the fourth quarter of 2008 through the third quarter of 2009. In January 2010 Hecla paid all dividends in arrears. Since then Hecla has paid all regular quarterly dividends on the series B preferred shares. The annual dividend payable on the series B preferred shares is currently $0.6 million. However, there can be no assurance that Hecla will continue to pay preferred share dividends in the future.

The Board of Directors adopted a common stock dividend policy that has two components: (1) a dividend that links the amount of dividends on Hecla’s common stock to its average quarterly realized silver price in the preceding quarter; and (2) a minimum annual dividend of $0.01 per share of common stock, in each case payable quarterly, when declared. See Note 9 to the 2012 Consolidated Financial Statements which are incorporated by reference herein. From the fourth quarter of 2011 through and including the first quarter of 2013, the Board of Directors has declared a quarterly common stock dividend under the policy described above (although in some cases only a minimum dividend was declared and none relating to the average realized price of silver due to the prices not meeting the policy threshold). On February 25, 2013, the Board of Directors declared a special common stock dividend of $0.01 per share, in addition to the minimum dividend of $0.0025 per share, even though the average realized silver price during the fourth quarter of 2012 did not meet the policy threshold. The declaration and payment of common stock dividends, whether pursuant to the policy or in addition thereto, is at the sole discretion of the Board of Directors, and there can be no assurance that Hecla will continue to declare and pay common stock dividends in the future.

Additional issuances of equity securities by Hecla would dilute the ownership of Hecla’s existing shareholders and could reduce its earnings per share.

Hecla may issue securities in the future in connection with acquisitions, strategic transactions or for other purposes. To the extent Hecla issues any additional equity securities (or securities convertible into equity), the ownership of its existing shareholders would be diluted and its earnings per share could be reduced. As of December 31, 2012, there were outstanding warrants to purchase 22,332,623 common shares. The warrants expire in June and August 2014, and give the holders the right to purchase common stock at the following prices: $2.41 (5,200,519 shares), $2.52 (460,976 shares), and $2.46 (16,671,128 shares). See Note 9 to the 2012 Consolidated Financial Statements which are incorporated by reference herein.

The issuance of additional Hecla’s preferred or common shares in the future could adversely affect holders of common stock.

The market price of Hecla’s common stock may be influenced by any preferred shares it may issue. The Board of Directors is authorized to issue additional classes or series of preferred shares without any action on the part of Hecla’s shareholders. This includes the power to set the terms of any such classes or series of preferred shares that may be issued, including voting rights, dividend rights and preferences over common stock with respect to dividends or upon the liquidation, dissolution or winding up of the business and other terms. If Hecla issues preferred shares in the future that has preference over its common stock with respect to the payment of dividends or upon liquidation, dissolution or winding up, or if Hecla issues preferred shares with voting rights that dilute the voting power of its common stock, the rights of holders of the common stock or the market price of the common stock could be adversely affected.

As described in Note 9 to the 2012 Consolidated Financial Statements which are incorporated by reference herein, Hecla issued 18.9 million shares of common stock January 2011 in connection with the conversion of its 6.5% mandatory convertible preferred shares.

If a large number of Hecla’s common stock are sold in the public market, the sales could reduce the trading price of Hecla’s common stock and impede its ability to raise future capital.

Hecla cannot predict what effect, if any, future issuances by Hecla of its common stock or other equity will have on the market price of its common stock. Any shares that Hecla may issue may not have any resale restrictions, and therefore could be immediately sold by the holders. The market price of Hecla’s common stock could decline if certain large holders of its common stock, or recipients of its common stock, sell all or a significant portion of their common stock or are perceived by the market as intending to sell these shares other than in an orderly manner. In addition, these sales could also impair Hecla’s ability to raise capital through the sale of additional common stock in the capital markets.

The provisions in Hecla’s certificate of incorporation, its by-laws and Delaware law could delay or deter tender offers or takeover attempts that may offer a premium for Hecla’s common shares.

Certain provisions in Hecla’s certificate of incorporation, its by-laws and Delaware law could make it more difficult for a third party to acquire control of Hecla, even if that transaction could be beneficial to shareholders. These impediments include:

  The classification of the Board of Directors into three classes serving staggered three-year terms, which makes it more difficult to quickly replace board members.
  The ability of the Board of Directors to issue preferred shares with rights as it deems appropriate without shareholder approval.
  A provision that special meetings of the Board of Directors may be called only by Hecla’s chief executive officer or a majority of the Board of Directors.
  A provision that special meetings of shareholders may only be called pursuant to a resolution approved by a majority of the Board of Directors.
  A prohibition against action by written consent of Hecla’s shareholders.
  A provision that the Board members may only be removed for cause and by an affirmative vote of at least 80% of the outstanding voting shares.
  A provision that Hecla’s shareholders comply with advance-notice provisions to bring director nominations or other matters before meetings of Hecla’s shareholders.

  A prohibition against certain business combinations with an acquirer of 15% or more of Hecla’s common shares for three years after such acquisition unless the share acquisition or the business combination is approved by the Board prior to the acquisition of the 15% interest, or after such acquisition the Board and the holders of two-thirds of the other common shares approve the business combination.
  A prohibition against Hecla entering into certain business combinations with interested shareholders without the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting shares.

If Hecla cannot meet the NYSE continued listing requirements, the NYSE may delist Hecla’s common stock.

Hecla’s common stock is currently listed on the NYSE. In the future, if Hecla is not be able to meet the continued listing requirements of the NYSE, which require, among other things, that the average closing price of Hecla’s common stock be above $1.00 over 30 consecutive trading days, Hecla’s common stock may be delisted. Hecla’s closing share price on April 8, 2013, was $3.70.

If Hecla is unable to satisfy the NYSE criteria for continued listing, its common stock will be subject to delisting. A delisting of Hecla’s common stock could negatively impact Hecla by, among other things, reducing the liquidity and market price of its common stock reducing the number of investors willing to hold or acquire Hecla’s common stock, which could negatively impact its ability to raise equity financing. decreasing the amount of news and analyst coverage for Hecla. and limiting Hecla’s ability to issue additional securities or obtain additional financing in the future. In addition, delisting from the NYSE might negatively impact Hecla’s reputation and, as a consequence, its business.

SCHEDULE "A"

Disclosure Regarding Material Mineral Properties
THE LUCKY FRIDAY MINE, MULLAN, IDAHO, U.S.A. – MINING AND TECHNICAL INFORMATION	A-2
THE GREENS CREEK MINE, JUNEAU, ALASKA, U.S.A. – MINING AND TECHNICAL INFORMATION	A-19

THE LUCKY FRIDAY MINE, MULLAN, IDAHO, U.S.A. – MINING AND TECHNICAL INFORMATION

Portions of the following information are based on assumptions, qualifications and procedures which are described in the NI 43-101 technical report entitled “Technical Report on the Lucky Friday Mine, Shoshone County; Idaho U.S.A., NI 43-101 Report” dated March 28, 2013 (the “Lucky Friday Technical Report”) by Dr. Dean W.A. McDonald, P. Geo, Ralph M. Barker, P.E., Robert J. Golden, P.E., Bradley Kucera, P.E. and Allen R. Anderson, P.E.. Messrs. McDonald, Barker, Golden, and Kucera are “Qualified Persons” (“QPs”) and not independent of Hecla other than Mr. Anderson who is independent of Hecla within the meaning of NI 43-101. The technical information contained herein has been reviewed and approved by Messrs. McDonald, Barker, Golden, Kucera and Anderson.

The Lucky Friday Technical Report documents the geological block modeling, the mineable reserve and life of mine (“LOM”) plan, mineral processing, environmental and social issues and the financial assessment of the mining operations. Reference should be made to the full text of the Lucky Friday Technical Report which is available for review on Hecla’s SEDAR profile located at www.sedar.com.

Capitalized terms used, but not otherwise defined herein, shall have the meaning ascribed to them in Appendix H to the Circular.

Project Description and Location

The Lucky Friday Mine is located in the United States in the State of Idaho, in Shoshone County, adjacent to the town of Mullan, Idaho, and 8.5 miles east of the historic silver (Ag) mining center of Wallace, Idaho (Figure 1). The local terrain is mountainous, with forested slopes cut by streams and rivers. The Lucky Friday property is bordered on the south by the South Fork of the Coeur d’Alene River.

The mine property, located in Sections 22, 23, 25, 26, 27, 34, 35 and 36, Township 48 North, Range 5 East, Boise Meridian, Shoshone County, Idaho, is comprised of approximately 710 acres of patented mining and millsite claims and fee lands and 535 acres of unpatented mining claims. The Lucky Friday mine property lies within approximately  28 square miles of mineral interests controlled by Hecla and its affiliates, which includes patented mining and millsite claims, fee lands and unpatented mining claims.

The Lucky Friday Vein system is 100% owned by Hecla Limited. The Gold Hunter Vein system is owned 81.5% by Hecla Limited and 18.5% by Silver Hunter Mining Company. Both companies are subsidiaries of Hecla. Hecla now controls 100% of the Gold Hunter deposit, also known as the Lucky Friday Expansion Area, after completing the acquisition from Independence Lead Mines in the 4th quarter of 2008. There are no royalties or back-in rights. The surface rights to the patented mining claims are owned by a timber company, but Hecla has reserved rights to utilize the surface for mining-related purposes. All of the unpatented mining claims are subject to the paramount title of the United States. The Lucky Friday Mine land map is shown in Figure 2 below.

Figure 2: Lucky Friday Complex Claims Map

Certain unpatented mining claims are subject to a 1971 operating agreement between Hecla Limited (successor to Day Mines, Inc.) and Lucky Friday Extension Mining Company (“LFX”). Hecla pays the US$140 per claim annual maintenance fees to the U.S. Bureau of Land Management and the Shoshone County annual filing fees as required to maintain the unpatented claims in good standing on behalf of the parties. There are no royalties or back-in rights associated with the LFX group.

The Hunter Creek group, comprised of nine unpatented mining claims, is subject to an agreement between Hecla and Hunter Creek Mining Company. Hecla owns a 50% interest in the unpatented claims and pays the US$140 per claim annual maintenance fees to the U.S. Bureau of Land Management and the Shoshone County annual filing fees as required to maintain the unpatented claims in good standing on behalf of the parties. There are no royalties or back-in rights associated with the Hunter Creek group.

Other than required annual maintenance fee payments for unpatented mining claims and tax payments for patented mining and millsite claims and fee lands, there are no additional obligations required to retain the properties. There are no royalties or back-in rights, payments or other agreements encumbering the claims.

Operations at the Lucky Friday mine fall within the purview of numerous entities (regulatory and non-regulatory), including state and federal environmental agencies that require oversight, registration and/or notification prior to initiating or significantly modifying facilities and operations at the mine. All necessary registrations, authorizations and permits required for operations to date and for continued operation of this facility are in place. Although some permits have expired or are set to expire, renewal applications were filed with the appropriate agency in each case, or other measures were taken, as necessary, to administratively extend the prior conditions until such time as a renewed permit or additional authorization to utilize is issued.

Over the past several years, the Lucky Friday Mine experienced several regulatory issues relating to its water discharge permits, and more generally, to water management. Prior to May 27, 2009, regulatory enforcement action was settled under a consent agreement and final order (“CAFO”). Since this date Lucky Friday has experienced additional assertions by the Environmental Protection Agency (“EPA”) as NOV’s related to elements of the Clean Water Act and National Pollution Discharge Elimination System (“NPDES”) program. Assertions from the EPA have been expressed to Lucky Friday (2010 NOV and 2013 NOV) and indicate pursuit of civil penalties in the context of a complaint through the DOJ. There is potential for larger financial impacts than through administrative actions by the EPA such as those occurring prior to 2009. While the Lucky Friday mine may face some liability for the aforementioned water issues, it is not believed that any such liability will have a material adverse effect on the mine’s operational abilities or financial position.

The mine’s mineral resources are located in the Lucky Friday Vein and Gold Hunter Vein systems. Mineral reserves are all on the Gold Hunter Vein system as of the date of this Circular. The mine workings, accessed by the Silver Shaft and No. 2 Shaft, extend from the mine plant and millsite immediately above the Lucky Friday vein system to the Gold Hunter Vein system approximately one mile to the northwest via three main level drifts on nominal 1,000-ft vertical centers and three main interlevel ramps. Tailings are stored in a surface impoundment situated 4.5 miles to the east of the mine plant. Approximately 40% of the mill tails are returned to the stoping areas as backfill. A major improvement currently underway is the No. 4 Shaft, a vertical internal winze intended to provide access to the lower Gold Hunter Vein system and planned to extend from the hoist facility on the 4730 level down to the 8800 level. The shaft has advanced to the 5120 level as of March 19, 2013 and is scheduled to be completed in late 2016.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Lucky Friday Mine is accessed from Exit 69 on U.S. Interstate 90. The mine is immediately adjacent to the exit on the north side of the highway. The property is situated on the eastern boundary of the city of Mullan, Idaho, population 692 (2010 census). All concentrate shipments and materials deliveries are by highway transport truck. There is no rail service to the mine.

The climate is Pacific Northwest, with considerable rainfall during the spring and fall, and snow during winter months, however the mine operates year-round. Elevation at the mine yard is 3,360 feet mean sea level (“MSL”).

The mine is in an active mining district, with historic operations extending back to the 1880’s. There is ready access to mining suppliers and skilled trades. Mining personnel live in the district in towns between Coeur d’Alene and Mullan, for the most part, and some in western Montana. Many of the mine’s employees have worked at the Lucky Friday mine or other local operations for generations. Employee turnover is low, and skilled labor replacements are relatively easy to come by as the Lucky Friday is currently the largest producer in the district.

The mine has sufficient access to water and power for the life of the mine. The Lucky Friday Mine infrastructure consists of: the Silver Shaft, an 18 foot diameter shaft operating to 6,100 feet below surface complete with man and skip hoisting facilities; the 5,100 foot deep No. 2 Shaft used for man hoisting and ventilation; mine ventilation fans and ventilation system; offices and mine dry at the Silver Shaft; the 1,000 tons per day (tpd) Pb (lead)-Zn (Zinc)-Ag (silver) flotation concentrator; tailings storage facility; and two water filtration plants, one at the mill and one at the tailings facility.

In addition, all tailings storage areas are on the Hecla property, which also contains sites for new tailings facilities. There is ample real estate for tailing storage for the life of the mine. Waste is used to construct the tailings  impoundments. The impoundments require more material than the mine produces as waste and is augmented by material from on-site borrow sources and local quarries.

The Lucky Friday property is situated in an area of narrow valleys and wooded mountains. There is limited flat space in the mine area due to valley flats being restricted to the main stream and the lower reaches of some major tributaries. In only a few places do the flats exceed half a mile in width. Ridge crests range in altitude from 6,000 to 7,000 feet above MSL. The maximum relief between valley floors and adjacent ridge crests and peaks ranges from 3,000 to 4,000 feet.

History

The Lucky Friday claims were located in 1889 on a modest quartz vein outcrop. These claims were incorporated as Lucky Friday Mining Company in 1906 in the State of Washington and later in 1913 incorporated in Idaho. Lucky Friday Silver-Lead Mines Company was incorporated in 1939 and in 1942 Lucky Friday Mining Company conveyed the Lucky Friday claims to the Lucky Friday Silver-Lead Mines Company. Hecla began acquiring stock in Lucky Friday Silver-Lead Mines Company in 1958 and completed the acquisition to make Lucky Friday Silver-Lead Mines Company a wholly owned subsidiary of Hecla Mining Company in 1964. In 1996 the Lucky Friday Silver-Lead Mines Company was merged with Hecla Mining Company.

Recorded production for Lucky Friday began in 1942 on a narrow irregular vein system in thinly bedded argillaceous rocks. The years from 1942-1958 produced an average of 80 tons per day. In 1958, Hecla purchased a 38% interest in the Lucky Friday Mine from the Lucky Friday Silver-Lead Mines Company and production was rapidly increased to 700 tpd as mining reached deeper into thicker bedded quartzite.

Production varied between 700 and 825 tpd until completion of the Silver Shaft in 1983. This major project extended hoisting capability to the 5970-loading pocket with the shaft bottoming at 6,200 feet below surface. This new larger shaft significantly increased hoisting capacity, and production quickly increased to 1,000 tpd capitalizing upon this additional hoisting ability for major underground development and exploration. The total mine production now exceeds 108 million ounces of Ag. The Lucky Friday Vein system now stands as the Coeur d’Alene District’s fourth largest Ag producer.

Mining production in the Gold Hunter Vein began in 1885. Early production was from a large surface gossan containing significant Ag enrichment. Production was from tunnel access from adits until 1916 when an internal shaft was sunk 1,200 feet below the lowest 6-tunnel access. An additional internal offset winze was completed in 1927 to the 1800 level. The historic Gold Hunter mined 2,500 vertical feet from surface between 4,700 feet and 2,200 feet MSL.

During the early 1970’s Hecla began driving a drift into the Gold Hunter area from the Lucky Friday No. 2 Shaft. This mile-long drive on the 4050 level (675 feet above sea level) was completed in 1977. The hope was to intersect the Gold Hunter deposit as it projected into the favorable St. Regis/Revett formational boundary. During the Ag boom of the 1970’s the mine’s focus was shifted entirely to production, and progress on Gold Hunter exploration languished. Interest in Gold Hunter resumed in 1992 and the new area was developed and brought into production in 1997. Gold Hunter production completely replaced Lucky Friday production by 2005. The Lucky Friday Vein system workings are currently idled.

Gold Hunter Vein system access is on three mining levels (the 4050, 4900 and 5900) driven from the Lucky Friday Mine located a mile south southeast of the Gold Hunter deposit. Total mine production exceeds 57 million ounces of Ag, including 12 million ounces from the historic workings and slightly more than 45 million ounces from more recent mining. The Gold Hunter now stands as the Coeur d’Alene District’s 6th largest Ag producer.

In 2011, the Lucky Friday mine experienced two significant geotechnical events resulting in injury to personnel. One was a fall of ground that resulted in a fatality, the other was a seismic event that injured seven employees, some seriously. In addition to these, the No. 4 Shaft sinking contractor experienced a second fatal injury later in the year. Consequently, the Mine Safety and Health Administration (“MSHA”) conducted a special emphasis inspection at the Lucky Friday mine in which numerous citations and orders were issued, culminating in a withdrawal order on the Silver Shaft, the mine’s primary access and production shaft. As a result, shaft and level/ramp repairs immediately became the mine’s primary focus. The mine converted entirely to a rehabilitation-and-repair footing, and as such focused entirely on improvements to safety conditions at the mine, producing no ore during 2012, and returning to production operations on a limited basis in February 2013. Daily mine production will continue to advance to full production later in the year.

Geological Setting

Ag and base-metal mineralization in the Coeur d’Alene Mining District are associated with a major west-northwest trending crustal-scale fault system, termed the Lewis and Clark Line, of which locally the major Osburn Fault is a part of and represents the largest fault in the district. South of the Osburn Fault folds and faults trend east-west, whilst north of the Osburn Fault the larger folds trend northwest and the larger faults have a west to northwest trend.

Cretaceous monzonitic intrusions, referred to as the Gem Stocks, cut the stratigraphy about two miles northwest of the Star-Morning deposit. The Gem Stocks are distributed along a northeast trend that is bounded to the southwest by the Dobson Pass Fault. The Dobson Pass Fault represents a major discontinuity that juxtaposes the Wallace and Prichard formations. All rocks, including the major Ag-bearing veins and the Gem Stocks, are cut by north-northwest trending lamprophyre dikes that are interpreted to be Tertiary in age, see Figure 3 below.

Figure 3: Regional Geology Map

Hecla Mining Company
Lucky Friday Mine
Northern Idaho, U.S.A.
Regional Geology
N
0 2 4 6 8 10
Miles
0 5 10 15 20 25
Kilometers
Shoshone County
LUCKY FRIDAY
Ymiu = Belt Supergroup
Kis = Cretaceous intrusive rocks
Ts = Tertiary sediments
Heavy lines are faults. Normal faults have ball and bar on down-thrown block. Thrust faults have sawteeth on upper plate (from Shoshone County map of the Digital Atlas of Idaho).
Lewis & Clark Fault Zone
Kellogg
Osburn
Burke
Gem
Wallace
Mullan
Murray
Prichard
Calder
Avery
White Rock Fault
Boehl's Butte Anorthosite
Grassy Mtn.
Halfway Peak
Grizzly Mtn.
Cougar Peak
Coeur D'Alene Mtns.
Silver Valley
47°50'00"
116°19'43"
48°00'00"
116°19'42"
114°57'30"
© Digital Atlas of Idaho, Nov. 2002
http://imnh.isu.edu/digitalatlas
Compiled by Reed Lewis, Idaho Geological Survey
http://www.idahogeology.org

Source: Hecla Mining Company, 2009.

The principal ore-bearing structure at the Lucky Friday mine through 1997 was the Lucky Friday Vein, a fissure vein. The productive portion of the vein is primarily hosted in the Revett Formation of late Precambrian age. The Lucky Friday Vein forms an arc in plain view, striking east-northeast to northeast with a nearly vertical dip. This arc roughly follows the strike of stratigraphy around the nose of a southeast trending, steeply plunging antiform, locally described as the Hook Anticline. Mineral resources are carried only in the lower sections of the Lucky Friday vein below the 4250 level. Additional mineral resources are also carried on the Silver Vein and veins ancillary to the Lucky Friday Vein, including from east to west; the Lucky Friday 40-Vein, Tuesday, Susan, South Control Fault Split and the SCF.

The Gold Hunter Vein system lies between two significant west-northwest trending district fault structures. To the north is the Independence Fault trending N80-85W and dipping 80 degrees S and the Paymaster Fault which lies to the south at N80W and dipping 85 degrees S. These faults are separated by about 1,500 feet horizontally in the vicinity of the Gold Hunter vein, and define the trend of the Star-Gold Hunter mineral belt.

The Gold Hunter Vein system is hosted in siliceous Wallace Formation rocks. The vein system strikes west-northwest for more than 2,500 feet and has a dip of 80 to 90 degrees S. In areas the veins are somewhat en echelon along strike and dip. The vein system has a variable dip but is typically sub-vertical.

The Gold Hunter zone lies between two significant west-northwest trending district fault structures. To the north is the Independence Fault trending N80-85W dipping 80 degrees S. The Paymaster Fault lies to the south at N80W dipping 85 degrees S. These faults are separated by about 1,500 feet horizontally in the vicinity of the Gold Hunter Vein, and define the trend of the Star-Gold Hunter mineral belt.

The Wallace Formation is folded to +/- 90 degrees upright with stratigraphy striking N80-85W and dipping 80-90 degrees south. The Gold Hunter Vein system appears to be on the upright south limb of a faulted N80-85W trending antiform. The antiform rocks are stratigraphically up-section to the south, with local overturned bedding. To the west, stratigraphy turns northerly toward the Mill Creek Syncline. To the east and slightly north is the trend of the Deadman Syncline which does not influence the rocks in the mine area.

Exploration

All exploration on the property is currently in the form of diamond core drilling conducted from underground drill sites. There are exploration opportunities on the Gold Hunter Vein system along strike and down dip. There is no surface exploration activity ongoing at the current time and none planned.

Mineralization

The principal ore minerals in the Lucky Friday Vein system are galena and tetrahedrite with minor amounts of sphalerite and chalcopyrite. The mineralization occurs principally as a single, continuous zone along the Lucky Friday Vein with minor zones within other adjacent ancillary veining. Average horizontal vein widths are five to six feet. The veins dip steeper than stratigraphy with the mineral body extending from 1,200 feet below the shaft collar at the 1200 level to well below the 6020 level.

The principal ore minerals of the Gold Hunter Vein system are argentiferous galena, sphalerite and local tetrahedrite. There are also minor amounts of other sulfosalts, including pyrargyrite (ruby silver), bournonite and boulangerite.

Drilling

Exploration and definition drilling in the Gold Hunter mineral system is performed with diamond core drills. A total of 724 holes consisting of 464,000 feet total core length have been drilled since 1977. Core diameters have ranged from 1.062 inches to 1.875 inches with the more recent holes using the larger diameter. Core recovery is generally excellent and commonly exceeds 95 percent. All holes in the mineralized package have multiple vein intercepts. A total of 25,600 of these intercepts have been coded to vein, which have yielded 6,273 composites from diamond drilling.

Drillholes are tracked and located during the mining process and have been confirmed to be located as projected from survey control. Drilling conducted under this program is deemed appropriate for use in mineral resource estimation.

Sampling and Analysis

All production sampling is done by production geologists who take chip channel samples at regular intervals along the vein as stoping progresses. There are no grab samples taken from muck piles and no truck samples. Chip channel sampling requires rib-to-rib sampling. All material is sampled according to type. Sample types include vein, stringers, disseminations, internal dilution and waste dilution. Chip channel samples are taken by hand and are limited to a four-foot channel length per standard (7inches x 12inches) sample bag, or one quarter of a standard sample bag volume per foot of vein width. The sampled widths are measured perpendicular to vein strike. Each sample is described on the sample ticket. The sampled faces are often photographed for a digital record. Chip samples are later composited for determination of average face grades.

There are internal standards that the mine’s Gem Assay Lab (“GEM”) uses daily for checks and calibration. The GEM often has crosschecks with umpires on mill concentrate sampling. One of six “standard” samples is inserted with each assay run of diamond drill sample submittals. These samples were prepared and certified by CDN Resource Laboratories. Standards are designed to meet appropriate grade range, local rock matrix, and iron (Fe) value criteria. Standard assay results are returned to the mine with those of the rest of the sample run.

The GEM improved procedure was documented during 2011 and it is currently upgrading its quality assurance/quality control plan. New procedures are in place and such procedures respond to standard errors beyond acceptable limits. The performance of the GEM is generally quite good; however, it is not certified and there are continued efforts to make improvements.

Production samples are not tested against standards. The Ag and base metal-bearing minerals in samples from production ores are recognizable and assay values are compared against the sample’s written description. When assay values are contrary to visuals or very high-grade samples are present the samples are often re-run on request from the geology department to check repeatability and accuracy.

Security of Samples

Production geologists bag samples in the headings and transport them to the shaft station for hoisting to surface. Once the samples reach the surface they are delivered to the on-site core shed for drying. The dried samples are delivered directly to the GEM lab by geological staff or laboratory staff members. Sample numbers are assigned by the geologists and standard, blank, and blind duplicate samples are intermingled with the run-of-mine samples according to established procedure.

Assay results are logged electronically and delivered to the mine via the Internet. At no time is any sample, pulp or assay result handled by anyone other than Hecla employees. The exception to this rule is in the case of third-party check assays that the mine geologists periodically send to outside laboratories.

Samples selected for testing are representative of the various types and styles of mineralization. Samples are selected from a range of depths within the deposit. Sufficient samples are taken so that tests are performed on sufficient sample mass. As mining progresses deeper and/or new mining zones are identified, additional variability tests are undertaken as required.

Test work results have been confirmed by production data, and numerous internal and external studies have been performed to investigate metallurgical issues and support mill modifications. Mill process recovery factors are based on production data, and are considered appropriate to support mineral resource and mineral reserve estimation, and mine planning. Ore hardness, reagent consumptions and process conditions are based on both test work and production data. Recovery factors vary on a day to day basis depending on the zone, metal grade and mineralization type being processed.

Mineral Resource and Mineral Reserve Estimates

Each vein in both the Gold Hunter and Lucky Friday deposits exhibit discreet grade distributions. The 30-Vein ore bodies in both deposits are have fairly uniform mineralization with 80% or more of the composites exceeding cutoff value. Boundaries are defined at mineable width with distal structural or economic limits. These distal limits are  usually in the form of a bounding structure for the Lucky Friday Vein system and an economic “assay” limit for the Gold Hunter Vein system. Intermediate veins in the Gold Hunter Vein system and the Ancillary veins near the Lucky Friday system commonly have more localized ore shoots, which can be visualized by plotting composite assays on longitudinal sections.

There are two different methods of resource calculation at the Lucky Friday Unit. These include excel worksheet “sample string” calculations for the Lucky Friday veins and geostatistical modeling for the Gold Hunter veins. Currently, reserves are only estimated for the Gold Hunter veins.

Lucky Friday, Silver, and Ancillary Veins

The Lucky Friday Mine area block totals are estimated with a length-density weighted composite value average and therefore no statistics have been applied to these veins.

Gold Hunter Veins

The 30-Vein has been the focus of mining since 1997, as it is the largest-tonnage and highest-grade member of the Gold Hunter mineralized system. Stope sampling occurs at approximately two-round intervals along each cut resulting in a substantial sample density. There are 15,342 chip channel composites used in 30-Vein model estimate, which represent 96.6% of the total data set. A 3.6-foot minimum mining width was used for the composites. The variogram modeling parameters used for all Gold Hunter veins are based on the 30-Vein variography shown in the following Table 1.

Table 1: Gold Hunter 30-Vein Modelling Parameters (12-31-2012)

Parameter	Value
Transform	2-D – x=x and z=y
Cut Off Values	None
Azimuth	30 degree increments
Dip Angle	30 degree increments
Lag Distance	20
Maximum Lag Number	30
Horizontal Band	100
Vertical Band	3
Lag Tolerance	0.45
Angular search	22.5
Dip Angle	10,40,70 etc.
Estimator	Correlogram
Minimum Pairs	100
Drift	10
Model	first structure
Rotation	Sage 95 convention(RRR)
Based on Sage 2005 software (Isaaks & Co.)

The spatial distribution of Ag, Pb, Zn, Fe, width, and NSR are evaluated for vein modeling. Variography based on diamond drillhole composites. The 30-Vein data has the most complete dataset and is best suited for use in variogram modeling. The concentrated chip channel sample spacing taken from working faces, primarily within the 30-Vein, also yielded easily-modeled variograms. Both un-diluted and diluted combined chip and drill data were evaluated with similar results. The diluted data were used for vein modeling as these data bear a slightly lower nugget effect and have shorter search ranges than the un-diluted data. The 30-Vein variogram was used for modeling all other intermediate veins. A range reduction of 75% of the 30-Vein diluted data was used for all other vein modeling.

Gold Hunter 30-Vein variograms

The 30-Vein and all other veins were modeled using both conventional and mechanized mining methods. The data is transformed into 2-D space looking normal to the strike. This transform exchanges the z for y to look N6E in longitudinal space. Shown below are the 30-Vein mechanized variogram data.

The 30-Vein diluted mechanized Ag variogram showed a reasonable range (154 feet horizontally x 270 feet vertically) at 95% to the sill. The variogram was modeled with a single exponential structure with a practical range. The anisotropy in long section view, shown schematically in Figure 1-2, is roughly parallel to the rake of the ore shoot and parallel to a rock fabric known locally as the metamorphic shear lineation. The rake shown in a vertical plane is down west at 71 degrees.

Figure 4: Ag-Pb 30-Vein Mechanized Ellipse on a Vertical Plane, Looking N6E

The 30-Vein diluted mechanized Pb variogram was modeled with a single exponential structure with practical range. The anisotropy in long section view, shown schematically in Figure 1-2, is roughly parallel to the rake of the ore shoot and parallel to a rock fabric known locally as the metamorphic shear lineation. The rake shown in a vertical plane is down west at 68 degrees. The 30-Vein diluted Zn variogram has a moderate nugget (0.418) showing less variability at the first lag distance than either Ag or Pb and a fairly substantial range (465 feet horizontally x 1,187 feet vertically) at 95% to sill. The variogram was modeled with a single exponential structure with practical range. The anisotropy, shown schematically in Figure 1-3, is somewhat off parallel to the rake of the ore shoot and more anisotropic than Ag and Pb. The rake shown in a vertical plane is down east at 84 degrees.

Figure 5: Zn-Fe 30-Vein Mechanized Ellipse on a Vertical Plane, Looking N6E

Grade CappingGrade capping prior to compositing was chosen for the resources and reserve estimation for Ag, Pb and Zn. Each metal and vein was individually analyzed using cumulative frequency chart and probability curve to statistically determine a capping value. The majority of the capped values were between the 97th and 99th percentile. Any metal value that exceeds the capping limit is capped to that value. This capping was applied so that the model would better reflect estimated mill and mine feed values by restricting the influence of high-grade drill and chip channel sample data.

Geostatistical Models

Two models were run for each vein. The first estimation uses criteria for narrow conventional mining, and the second, for wider mechanized mining. The mechanized results were delivered to the Mine Planner for evaluations of discreet vein areas leading to their inclusion in or exclusion from the LOM plan. The mechanized material in the LOM was later melded with the conventional resources outside of the plan and reported in the resource totals contained within this report.

The 20 thru 50-Vein mechanized models used a 6.0-foot minimum width prior to the addition of incremental material and an all-in mining cost of $75.15 with a minimum planned dilution shell of 2.0 feet for a minimum mining width of 8.0 feet. Using these conditions the narrowest reserve block for the 30-Vein averaged 9.1 feet due to the abundance of incremental material immediately adjacent to the 30-Vein.

The 30-Vein conventional model used a 2.2-foot minimum width prior to the addition of incremental material and an all-in mining cost of $88.59 with a minimum planned dilution shell of 1.4 feet for a minimum mining width of 3.6 feet. These resources are located primarily on the distal east and west of the 30-Vein mechanized reserve blocks. Using these conditions the narrowest resource block for the 30-Vein averaged 4.1 feet due to the lack of incremental material immediately adjacent to the main 30-Vein. This minimum mining width has proven to be attainable historically at the Gold Hunter using conventional mining methods.

The 5-Vein and 60-Vein through 140-Vein mechanized Intermediate Gold Hunter vein models used a 5.0-foot minimum width prior to the addition of incremental material and an all-in mining cost of $82.77 with a minimum planned dilution shell of 1.5 feet, giving a minimum mining width of 6.5 feet. With these dilution conditions, the narrowest reserve block for the Intermediate veins averaged 6.5 feet wide.

Mineral Resource Estimate

Mineral resources exclusive of mineral reserves are listed in Table 2. Mineral resources that are not mineral reserves do not have demonstrated economic viability. These are divided into three categories, Measured, Indicated and Inferred. Certain blocks were removed from this tabulation where block values were less than $80.00 net smelter return (“NSR”) for the Gold Hunter vein system, less than $99.00 NSR for the Lucky Friday vein system, or when the block is deemed unworthy of tabulation due to unique ground stress conditions or remoteness of location.

Table 2: Lucky Friday Measured, Indicated, and Inferred Resources as of 12/31/2012

Mineral Reserve Estimate

Mineral reserves are stated for material that meets or exceeds its respective total cash cutoff value per ton after including expected mining dilution. At the Gold Hunter vein system (30-Vein) mechanized mining used a $110.59 per ton cutoff, and mechanized mining of the Gold Hunter Intermediate veins used $118.21 per ton. Conventional mining of the Gold Hunter and Lucky Friday vein systems used production costs of $124.03 per ton, and $129.00 per ton, respectively. There were no reserves reported for the Lucky Friday vein system as there are no plans in place for mining this material in the current LOM. Table 3 lists the December 31, 2012 reserve.

Table 3: Lucky Friday Total Estimated Ore Reserves as of 12/31/2012

Lucky Friday Mine	Tons	Ag (Oz/ton)	Pb (%)	Zn (%)	Ag (Ounces)	Pb (Tons)	Zn (Tons)
Proven Reserve	2,206,600	12.1	7.4	2.7	26,778,900	163,350	58,560
Estimate 12/31/2012
Probable Reserve	1,931,700	14.8	8.7	3.2	28,676,000	167,400	62,290
Estimate12/31/2012
Total Ore Reserves	4,138,300	13.4	8.0	2.9	55,454,900	330,750	120,850
Estimate 12/31/2012

There are no known metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that would materially affect these estimates.

Mining Operations

The following subsections outline various facets of operational activity at the Lucky Friday mine.

Mining

At this juncture, the current LOM at the Lucky Friday Mine incorporates only the Gold Hunter Vein system. The LOM plan uses overhand cut-and-fill (Figure 6) in some portions of the mine in order to maintain the planned 375,000 tons per year ore production rate. A typical cross section of the Gold Hunter Vein system is shown in Figure 7.

Stoping is done using rubber-tire mobile equipment. There is a “conventional” mining method employed in very narrow headings that uses jacklegs and slushers out of vertical raises. Some resource is amenable to conventional stoping, but at the present time none of this material is in the mine plan.

Figure 6: Gold Hunter Mining Method

The vein system is divided into three stoping blocks along strike. Stopes are accessed from a system of spiral ramps. Sublevels are cut at 50-foot vertical intervals, and swinging ramps, locally referred to as “slots”, access the five successive 10-foot stope cuts from the sublevels. All development is conducted using rubber-tire diesel equipment, including jumbos, load-haul-dump loaders (“LHDs”), and haul trucks. The mine has recently purchased a rock bolter for use in development headings and a fleet of mobile shotcrete transport and application equipment to enhance ground support quality and reduce the frequency of repair in main access levels and ramps.

There are two general stope classifications based on width. Stopes greater than six feet in width are mined using jumbos and 2-cy (cubic yard) LHDs. Narrower stopes are mined using jacklegs and 1-cy LHDs. In stopes between the 5900 level and 5200 level, the LHDs tram ore to ore passes located on the stoping sublevels, which feed chutes on the 5900 level. Haul trucks load at the chutes and transport the ore approximately one mile across the 5900 level to the Silver Shaft ore pocket. In stopes above the 5200 level, LHDs load haul trucks directly and the ore is transported up the ramps to 4900 level and then across to the Silver Shaft ore pocket there. Stopes below the 5900 level load trucks directly and that ore is hauled up to 5900 level and across to the Silver Shaft.

Backfilling is done using cemented, classified mill tailings delivered via pumps and pipelines underground to the stope headings. This “paste” fill is installed with bolts cast in place and with wire mesh and cables tied into the ribs (refer to Figure 7). Fill strength is typically in the 500-700psi range after a 28-day cure (Dirige, 2008). Crews reenter the stope after the fill attains a uniaxial compressive strength of 200 pounds per square inch (psi). The fill emplacement design forms a pre-supported structural member under which miners can remove successive cuts safely and efficiently.

Figure 7: Typical Gold Hunter Backfill Prep – Section View Normal to Strike

The No. 4 Shaft is currently being sunk from 4730 level down to the 8800 level. No. 4 Shaft stations and loading pockets will service main production levels on the 5900 level, 6500 level and 7500 level, according to the current LOM. Ore will be transferred in ore passes from stopes above a particular level to chutes on that level. Trucks will haul the ore across the level to the No. 4 Shaft pockets from which it will be hoisted to the 4850 level skip dumps and conveyed into bins. Trucks will load from the bins at the 4940 level and haul the ore up to and across the 4900 level to the Silver Shaft ore pocket, a distance of approximately one mile. The No. 4 Shaft is scheduled for commissioning in 2016.

Figure 8: Stress Shadowing Concept - Strategically Sequence 30-Vein and Intermediate Veins to Distress One Another

The Lucky Friday and Gold Hunter Vein systems experience varying degrees of seismic activity in the course of vein extraction and in some development headings. The Lucky Friday veins are in the hard, brittle Revett Formation quartzite, and were very seismically active. The Gold Hunter vein systems are in the softer Wallace Formation argillites and are less active than the Lucky Friday Vein system. Even so, the level of seismic activity in the Gold Hunter area poses some risk to operations, so extensive precautions are taken to minimize mining crew exposure and limit the impact of event-related damage.

Enhanced measures are being implemented, and include centralized blasting completed only at the end of the shift, “shadowing” of the 30-Vein diminishing pillars by pre-mining the adjacent Intermediate veins (as shown in Figure 8), use of shotcrete in critical and long-life excavations and installation of dynamic ground support fixtures in areas of concern.

Though seismic events cannot be predicted using current technology, monitoring using a sophisticated geophone monitoring and analysis system can provide early warning of increased seismic activity in specific areas and records event data for analysis. A full-time professional geotechnical engineer permanently assigned to the Lucky Friday staff directs geotechnical-related analysis and design activities at the mine.

Processing

The Lucky Friday mill is a standard two-product flotation concentrator. The mill is designed at 38 tons per hour throughput capacity, but can be operated at rates of up to approximately 44 to 46 tons per hour for limited periods.

A Pb concentrate and a Zn concentrate are produced. Concentrates are shipped by highway truck to the Teck smelter at Trail, British Columbia, Canada.

Mine ore is dumped from the Silver Shaft skips into two coarse ore bins with a total live capacity of approximately 1,000 tons that consists of a primary jaw, secondary cone, and tertiary cone with associated screen decks; the crush/grind circuit is designed to crush the ore to -3/8-inch. Crushed material reports to the fine ore bin, then into the grinding circuit. Grinding is done in a 9.5-foot x 12-foot ball mill driven by a 600 horsepower motor.

Flotation begins with conditioning in the ball mill, where chemicals to promote Pb flotation and depress Zn minerals are added. Pulp flows through a flash flotation cell that separates the initial fraction of Pb concentrate. Concentrate from the flash cell goes directly to the concentrate thickener; cyclone overflow reports to the Pb roughers. Flotation is accomplished by using a combination of agitated tanks and column cells in a rougher/scavenger/cleaner/re-cleaner configuration. Pb concentrate is floated first, and then the zinc minerals are activated chemically and are recovered in the Zn flotation circuit, which is similar in configuration to the Pb circuit. Concentrate from each circuit is thickened and then filtered to produce the two concentrate filter cakes. The filter cakes are then stored in a concentrate bunker, awaiting shipment.

Tailings are cycloned in the backfill plant, and the coarse fraction is stored as backfill aggregate. Positive displacement pumps lift the remaining tails 500 feet through a 4.5-mile pipeline to the No. 4 Mine Tailings Impoundment Structure. The mill also operates the two water treatment plants located at the mill outfall (002) and the No. 3 Mine Tailings Impoundment Structure (003).

Mill crews took advantage of the 2012 shutdown to conduct comprehensive maintenance and repair activities. The result is a cleaner, better-organized, and safer installation that should operate with improved efficiency and reliability going forward.

Markets and Contracts

The Lucky Friday Mine ships all concentrates to the Teck smelter in Trail, British Columbia, Canada. The base contract with Teck was issued in 2010 and is active for five years. Terms for treatment and other charges are renegotiated annually. The sales contract is commingled with the smelting/refining agreement, as Hecla sells 100% of Lucky Friday production to the smelter. No concentrate brokers are used, though representatives and umpires provide settlement assistance services from time to time. Treatment costs and refining costs vary depending on the concentrate type.

Hecla has arranged financially-settled forward contracts for approximately 95% of provisional Lucky Friday sales. In addition, financially-settled forward contracts are in place for as much as 50% of forecast production for up to three years into the future (the extent of forecast production varies from time to time depending on metals prices). Hecla’s forward sales contracts are with six counterparties and terms vary from one month to three years. Rates and charges are within industry norms. Hecla uses a third-party valuation service to maintain forward sales records and to perform valuations independently of the counterparties.

Capital and Operating Costs

Capital costs at the Lucky Friday Mine are higher than usual at the moment due to construction of the No. 4 Shaft. Expenditures for 2013 total $72 million, and peak at $111 million in 2014. Capital includes a $100 million placeholder for additional mine access from surface, options for which are under investigation. A more accurate cost figure will become available after conclusion of the study. Total capital for the LOM through 2038 under the 375,000 ton per year production plan is $591 million.

Some additional items that would be categorized as capital have been identified and are being evaluated. Decisions on implementing these projects have not been made, and as such, they are not included in current capital forecasts.

Operations were interrupted for the entire year during 2012. The rate of re-start is constrained by completion of repairs in the mine in key areas and release of these areas by the MSHA for re-initiation of stoping activities. Two stopes out of the total of six normally active are in production at the time of this writing and the remainder will be coming on line over the ensuing months, with all expected to be operational by May 2013. Full production will be regained during the third quarter of 2013. Due to these constraints, operating costs for 2013 are abnormally high at $144.67 per ton of ore. Operating costs taper off as full production is resumed, averaging $115.09/ton LOM.

Economic Model

Total pre-tax cash flow for 2013 through 2038, the current mine life, is $1.426 billon, which generates a $423 million net present value (NPV) at a 9% discount rate. Annually impairment testing is applied to our LOM economic models using a suite of metal prices to ensure economic viability. The LOM average NSR per ton milled is $354.70. Metals prices used for this analysis are $27.00/oz Ag, $0.80/lb Pb, and $0.80/lb Zn.

To support declaration of mineral reserves, Hecla prepared an economic analysis to confirm that the economics based on the mineral reserves could repay LOM operating and capital costs. The project was evaluated on an after-tax, project stand-alone, 100% equity-financed basis at the project level, using three-year trailing average metal prices and a 5% discount rate. Results of this assessment indicated positive project economics until the end of mine life, and supported mineral reserve declaration.

The results of the economic analysis to support mineral reserves represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Sensitivity analysis was performed on the base case net cash flow. Mineral reserve estimates are most sensitive to variations in metal price, less sensitive to changes in metal grade and recoveries and least sensitive to fluctuations in operating and capital costs.

As a producing issuer, Hecla’s financial evaluation has been performed to support mineral reserve declaration. The QPs have reviewed the financial analysis and confirm that the project has positive economics until the end of mine life, which supports mineral reserve declaration. The QPs note that there is some upside for the project if some or all of the Inferred Mineral Resources estimated for the project can be upgraded to higher confidence mineral resource categories and eventually to mineral reserves.

THE GREENS CREEK MINE, JUNEAU, ALASKA, U.S.A. – MINING AND TECHNICAL

INFORMATION

Portions of the following information are based on assumptions, qualifications and procedures which are described in the NI 43-101 technical report entitled “Greens Creek Polymetallic Mine Alaska, NI 43-101 Technical Report on Operations” dated March 28, 2013 (the “Greens Creek Technical Report”) by Dr. Dean McDonald, P. Geo., Mr. Bryan Morgen, P.E., and Mr. Bill Hancock, RM SME. Messers. McDonald and Morgen are “Qualified Persons” (“QPs”) and not independent of Hecla other than Hancock who is independent of Hecla within the meaning of NI 43-101. The technical information contained herein has been reviewed and approved by Messrs. McDonald, Morgen, and Hancock.

The Greens Creek Technical Report documents the geological block modeling, the mineable reserve and life of mine (“LOM”) plan, mineral processing, environmental and social issues and the financial assessment of the mining operations. Reference should be made to the full text of the Greens Creek Technical Report which is available for review on Hecla’s SEDAR profile located at www.sedar.com.

Capitalized terms used, but not otherwise defined herein, shall have the meaning ascribed to them in Appendix H to the Circular.

Project Description and Location

The Greens Creek mine is located on Admiralty Island, approximately 18 miles (29 km) to the southwest of Juneau, Alaska. See figure 1 below.

Figure: 1 Project Location Map

Hecla holds a 100% interest in the Greens Creek polymetallic (Gold (Au), Silver (Ag), Copper (Cu), Lead (Pb), Zinc (Zn)) mining operation through its indirectly-held subsidiaries Hecla Greens Creek Mining Company, Hecla Juneau Mining Company and Hecla Alaska LLC. In this section, the name Hecla is used interchangeably for the parent and subsidiary companies.

The land comprising the Greens Creek mine, inclusive of all Admiralty Island facilities, consists of both publicly and privately owned land. The Greens Creek project includes 639 unpatented lode mining claims, 58 unpatented mill site claims, 17 patented lode claims, one patented millsite and other fee lands, notably the Hawk Inlet historic cannery site. There are approximately 9,500 acres (3,844 ha) of unpatented claims and 328 acres (133 ha) of patented claims. Hecla also holds title to mineral rights on 7,301 acres (2,955 ha) of federal land acquired through a land exchange (the “Land Exchange”) with the United States Forestry Service (“USFS”).

Figure 2: Project and Regional Land Holdings Layout Plan

HGCMC Exploration Lands
Land Boundaries
Land Exchange
Adm. Isl. Nat. Mon.
Young Bay Experimental Forest
(Closed to Mineral Entry)
Surface Roads
N
Big Sore Patented Claim Block
Federal Unpatented Lode Claim Block
(Various Colors)
Federal Unpatented Millsite Claim Block
Leased Area
Scale ~ 1:85,000
Drafted by A. West
November 12, 2006
North Young
Young Bay
Young Bay Patented Millsite & Tideland Lease
North Fowler
East Fowler
Fowler
State Selected Land
West Fowler
Lil' Sore
Young Bay Experimental Forest
(Not open to mineral entry)
Hawk Inlet Cannery Site
West Mariposite
Mariposite
Big Sore Millsite
Hawk Inlet
Big Sore
Land Exchange Area
Admiralty Island National Monument
Admiralty Island National Monument
Big Sore Patented Claims
Admiralty Island Wilderness

A-20

Hecla leases parcels from the United States on both the monument and non-monument lands. Hecla uses other public lands pursuant to special use permits issued by the USFS and leases issued by the State of Alaska. The land exchange confers restricted surface usage rights.

Holding costs for patented surface and subsurface Federal lodes claims, Hawk Inlet Cannery Site and tidelands are property taxes. Unpatented mineral claims require $125/year/claim plus filing and recording fees. The Land Exchange properties have no holding costs.

The Land Exchange properties are subject to a royalty payable to the USFS that is calculated on the basis of net island receipts (“NIR”). NIRs are equal to revenues from metals extracted from the Land Exchange properties less transportation and treatment charges (e.g., smelting, refining, penalties, assaying) incurred after loading at Admiralty Island. The royalty is 3% of NIR if the average value of the ore during a year is greater than $120 per ton (1994 dollars; ($132/tonne)) of ore, and 0.75% if the value is $120 per ton ($132/tonne) or less. The benchmark of $120 per ton ($132/tonne) is escalated annually by the U.S. gross domestic product until the year 2016, after which time it becomes a fixed rate.

Bristol Bay Resources holds a 2.5% net smelter return (“NSR”) royalty based on its original 11.2142% interest in the Greens Creek Joint Venture.

The 920 Area is located adjacent to the main portal at the 920 feet elevation or approximately eight road miles (13 km) from the tidewater facilities located at Hawk Inlet. Located at the 920 Area are the mill, power-house, mill and water treatment plants, surface-maintenance shop, main warehouse, administrative offices and fuel storage tanks. The 860 Area, which is immediately adjacent to the 920 Area, has additional office buildings, assay laboratory and core-logging facilities. Site 23, which is adjacent to the 860 Area or approximately 0.2 miles (0.3 km) from the 920 Area, is the current active waste rock storage facility.

The tailings area includes all the tailings produced to-date which have not been backfilled underground. There is additional permitted capacity for several years of production needs, storm water ponds, water-treatment plant and fully permitted Alaska Pollutant Discharge Elimination System (“APDES”) discharge facilities. Additional tailings storage space will be required toward the end of the planned mine life. A request for an expansion of the TSF was made to the USFS in 2010, with the intent to have the permitting process completed a few years prior to reaching capacity at the existing facility. A record of decision is expected from the USFS in 2013, which will state whether the proposed expansion is approved, or whether a new TSF at a different location will be approved.

The operation of the mine and associated facilities are authorized in part under a series of leases and other land use authorizations from the United States Forest Service (“USFS”) and are carried out in accordance with the General Plan of Operations (“GPO”) approved by the USFS. Greens Creek mines an ore body that is made up of massive sulfides in a temperate rainforest environment. Proper management of the waste materials from the mining process is of primary importance due to acid rock drainage (“ARD”) and metals leaching considerations. Regulatory oversight is rigorous, and the relationship between the agencies and the mine is transparent.

Hecla has prepared a reclamation and closure plan to address interim, concurrent, final reclamation and post-mining land use of the Greens Creek mine. The reclamation and closure plan sets performance goals applicable to interim, concurrent, and final reclamation, and addresses post-closure monitoring requirements. It also sets scheduling and other standards for reclamation and for final closure planning requirements, and it explains how detailed, regularly-updated reclamation task planning will be used for purposes of calculating a reclamation bond.

Hecla will reclaim exploration, development, mining and process-related disturbances at the Greens Creek mine in a manner compatible with the final land use selected and applicable regulations. Reclamation practices will utilize best practicable established and accepted technologies and methodologies suitable for the southeast Alaska environment.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The mine and concentrator are accessible via passenger ferry originating from Auke Bay, Juneau, to Young Bay on Admiralty Island, and then by road. A marine terminal is located on the island at Hawk Inlet for supplies and concentrates load-out. Support facilities at Hawk Inlet include core storage, concentrate storage and shipping, barge port facilities, warehouse, waste and potable water treatment, fuel storage and camp housing. Seaplane service is available from the Juneau airport to Hawk Inlet. Greens Creek employees are shuttled by ferry boat, which travels twice daily from Auke Bay, Juneau to Young’s Bay dock on Admiralty Island. Air transport is also available, for hire, through Ward Air originating at the Juneau airport and landing at the dock at Hawk Inlet camp. A number of helicopter services are also available for hire and may, with proper clearance, land at two landing pads: one at Hawk Inlet camp and the second at the mine site in the Greens Creek valley.

Freight services operate via weekly scheduled barge with service originating in Seattle, Washington and subsequent connections to Juneau. Once on Admiralty Island, buses are used to transport passengers along improved dirt and gravel road from Young Bay dock to the Hawk Inlet camp or to the Greens Creek mine.

Admiralty Island is a temperate rainforest featuring a cool temperate climate milder than its latitude may suggest, due to the influence of the Pacific Ocean. Winters are moist, long but only slightly cold: temperatures drop to 20ºF ( 6.7ºC) in January, and highs are frequently above freezing. Spring, summer, and fall are cool to mild, with average highs peaking in July at 65ºF (18.3ºC). The ecology of Admiralty Island is dominated by temperate rainforest that is primarily made up of Sitka spruce, and western hemlock interspersed with small areas of muskeg.

Annual snowfall on Admiralty Island averages 98 inches (213 cm) and occurs chiefly from November to March. Precipitation occurs year-round, ranging from 55 inches (1,400 mm) to 90 inches (2,290 mm) annually. The months of May and June are the driest while September and October are the wettest.

Mining activity occurs year-round; however, exploration activities are typically conducted over five months, between May to October.

The major infrastructure areas supporting operations at Greens Creek include the 920/860 Area, Site 23, Hawk Inlet, tailings area, the Young Bay dock, 13 miles (21 km) of connecting roadways, a power-intertie connecting to the Juneau area power grid, and various pipelines and outfalls for wastewater and storm water conveyance. The key project infrastructure consists of the mine, a processing plant, tailings storage facility, a ship-loading facility, camp facilities and a ferry dock.

The mine’s electrical power needs are met by utilizing a combination of two major sources. The primary source is onsite diesel-powered generation. This system includes two separate power-houses that contain nine generating units. The on-site generators include a mixture of reciprocating and turbine generators. The secondary source is from purchased power generated by the local Juneau power utility. This power is generated by hydro and only available to Greens Creek when lake levels are above predetermined limits. The Juneau power grid is connected to the Greens Creek grid by an undersea cable and a 13 mile (21 km) 69 kV aerial power line.

Fuel is delivered on a bimonthly basis and is necessary if the mine is required to operate the diesel generators to supply power to the site. If power is being supplied from the local utility, fuel usage drops dramatically and is delivered as necessary to fuel the mobile equipment.

The mine portal is at an elevation of 920 ft (280 m) above sea level.

History

The Greens Creek deposit was discovered by the Pan Sound Joint Venture in 1973. The original joint venture partners included Noranda Exploration, Marietta Resources International, Exhalas Resources Corporation and Texas Gas Exploration. In 1978, following the involvement of the Bristol Bay Native Corporation, the Pan Sound Joint Venture was dissolved and replaced by the Greens Creek Joint Venture in which Bristol Bay Resources held an interest on behalf of the Native Corporation. Over subsequent years, the makeup of the joint venture partners in the Greens Creek Joint Venture changed, such that by 2008, the partners comprised Hecla, Kennecott Greens Creek Mining Company and Kennecott Juneau Mining Company. In 2008, Hecla bought out the two Kennecott interests.

Work completed prior to Hecla’s 100% interest in the project comprised surface reconnaissance exploration, geological and structural mapping, geochemical sampling, airborne, ground and down-hole geophysical surveys,  surface and underground drilling, engineering studies and mine development. Mining operations ran from 1989 to 1993, when the mine was placed on care-and-maintenance due to low metal prices. In 1996, the mine re-opened and has operated continuously since.

Under Hecla’s ownership, work has included geological and structural mapping programs, geochemical sampling, ground and down-hole geophysical surveys, surface and underground drilling, engineering studies and mining activities.

As of the date of the Green Creek Technical Report, the QPs were of the opinion that the exploration programs were appropriate to the style of the deposit and prospects. Additional exploration has a likelihood of generating further exploration successes particularly down-dip of known orebodies.

Geological Setting

Regionally, Greens Creek is one of a series of deposits and prospects within the Alexander Triassic metallogenic belt. The belt is located along the eastern margin of the Alexander terrane throughout southeastern Alaska and northwestern British Columbia and exhibits a range of characteristics consistent with a variety of syngenetic to epigenetic deposit types. Occurrences included in this group include: Windy Craggy, Mt. Henry Clay, Greens Creek, Pyroloa, and Yellow Bear Mountain among others.

Figure 3: Regional Map

EXPLANATION
LIST OF MAP UNITS
DEFORMATION HISTORY
METAMORPHIC DOMAINS
YOUNG BAY

A-24

Local tectonostratigraphic assemblages constitute a late Paleozoic back-arc basement and its upper Triassic flood basalt cover sequence. The Admiralty back-arc basin was volcanically active into the Devonian, giving rise to greenstone rocks of the Retreat Group. Overlying the greenstones are Mississippian to Permian siliciclastic rocks and dolomite–chert facies of the Cannery Formation, which are in turn overlain by shallow-water, dolomitic carbonates of the Lower Permian Pybus Formation.

The lithologies of northern Admiralty Island are part of the Admiralty subterrane of the Alexander Terrane (Alexandria), a Late Proterozoic to Paleozoic island arc. Together with the Wrangellia Terrane, the Alexander Terrane forms the Wrangellia Superterrane that is assigned a Late Carboniferous formation date. The Wrangellia Superterrane collided with, and accreted to, the North American craton during the Early Jurassic and the Early Tertiary.

Exploration

In 1977, it was recognized that the mineralization at Greens Creek is associated with the lithologic contact between argillite and phyllite. This was dubbed the “Mine Contact”. To date, more than 16,000 acres (6,475 ha) of land in the project area that may host the Mine Contact remains to be fully explored.

Historical to current exploration programs have actively explored along the Mine Contact away from existing mine workings, while focusing on opportunities to expand the extent of the known Greens Creek deposit and/or discover another Greens Creek-style deposit and mineralizing center.

Greens Creek exploration programs are designed to continually develop prospective target areas, evaluate emerging prospects and test potential economic targets. Development of favorable areas includes regional mapping, followed by geochemical sampling and/or geophysical surveys. Evaluation activities include detailed geologic mapping and the incorporation of refined historical data with new exploration data to establish target potential. Testing involves diamond core drilling with the assessment of new information.

Underground exploration at Greens Creek has historically followed the Mine Contact down dip and down plunge. When the contact is interrupted by major structural boundaries such as the Klaus Shear or the Maki and Gallagher Fault systems, exploration strategy concentrates on locating the Mine Contact across the structure, then continuing to follow it down plunge. After the initial discovery of the East zone, the implementation of this strategy has led to the discovery the West, Northwest West, 9A, 5250, Southwest, 200 South, and most recently the Deep 200 South and Gallagher zones.

Exploration targets underground are categorized as emerging or advanced based upon the amount of drill testing that has been applied to that target. Currently there are four major exploration targets being tested concurrently underground at Greens Creek, three have been developed to the advanced stage, while the fourth is emerging. The advanced targets are the Deep 200 South Down Plunge, the Gallagher Down Plunge, and the Northeast Contact, while the emerging target is the down dip projection of the Mine Contact, called Deep Mine Contact.

Almost all of the exploration is conducted by Hecla employees. Specialized consultants with expertise in geophysics, geochemistry and structural geology have periodically been utilized. Dedicated contracting firms are used for core drilling and geophysical surveys. Quality control of data is maintained by Hecla personnel with biannual external audits.

Mineralization

The Greens Creek deposit displays a range of syngenetic, diagenetic, and epigenetic features that are typical of volcanic-hosted massive sulfide deposits, sedimentary exhalative and Mississippi Valley-type genetic models.

The Greens Creek polymetallic sulfide deposit occurs within the low-grade metamorphic core of the Admiralty subterrane. Regionally, the major rock types consist of predominantly marine sedimentary, and mafic to ultramafic volcanic and plutonic rocks, which have been subjected to multiple periods of deformation. These deformational episodes have imposed multiple folding of the deposit to create a complex zonal geometry of mineralized zones.

Mineralization occurs discontinuously along the contact between a structural hanging wall of quartz–mica–carbonate phyllites and a structural footwall of graphitic and calcareous argillite. The sulfide mineralization at Greens Creek is divided into two general types, massive (mineralization in which sulfides exceed 50 volume percent) or white (mineralization in which sulfides are below 50 volume percent), which are further sub-divided into six and three sub-types, respectively.

Greens Creek mineralization is segregated into eight separate mineralized zones, the first seven of which are classed as orebodies with declared mineral reserves (East; West; 9A; Northwest West; Southwest; 200 South; and associated sub-zones); and the Gallagher zone, which has mineral resources estimated only. The boundaries between the various zones and mineralized areas are defined by faults, shear zones or changes in the thickness of the mineralized horizon.

The complex structure present at Greens Creek has not allowed detailed metal zonation studies to be completed. In the Central West zone, the thickest orebody, a zonation pattern can be resolved that indicates the orebody has a copper-rich (0.7 to 4% Cu) center sitting on top of the footwall phyllites. Metal zonation continues outwards in order from Iron (Fe) to Zn, then Zn + Pb, and finally polymetallic-Ag rich against the hanging-wall argillites. Similar zonation patterns have been mapped in the other ore zones, but are incomplete or locally can show contradictory relationships.

Major sulfide minerals are pyrite, sphalerite, galena and tetrahedrite/tennanite.

A number of prospects have been discovered during ongoing surface and underground exploration efforts in the Greens Creek district and provide upside project potential.

Drilling

A total of 5,541 drill holes (2,722,950 ft or 829,955 m) have been completed over the entire project area in the period 1975 to 2012. Of these drill holes, 365 (403,279 ft or 122,919 m) are surface holes drilled for exploration or mineral resource development purposes, 3,487 (1,967,811 ft or 599,789 m) are underground mineral resource definition drill holes, which are typically drilled on 50 to 200 ft (15 to 60 m) spaced vertical sections and 1,689 (351,860 ft or 107,247 m) are underground pre-production drill holes that are drilled on cross- and plan-sections spaced from 20 to 50 ft (15 to 60 m).

All bedrock drilling has been completed using core methods. Surface drill holes collared in unconsolidated sediments utilize reverse circulation methods until bedrock is encountered (typically less than 100 ft or 60 m), and are then completed using core methods.

Drill core for exploration, in-fill and definition purposes is NQ in diameter. In some drill holes, the drill core diameter is reduced from HQ to NQ to BQ (telescoping) due to problematic ground conditions problems, typically as a result of faulting or ultramafic lithologies. Other hole diameters have been drilled, including NQ/NQTK and BQ/BQTK.

Drill holes are designed to intersect the mineralization as perpendicular as possible; reported mineralized intercepts are typically longer than the true thickness of the mineralization.

The current system of logging employed by Hecla has been used with minor modifications since 1987. Underground drill core is logged for recovery, rock quality description (“RQD”), lithology, alteration, mineralization, structure and fabric. Surface core is logged for recovery, lithology, alteration, mineralization, structure and fabric.

Core recovery is generally high because of the compact nature of the greenschist-facies metamorphic rocks. Approximately 80% of drilled intervals have core recovery greater than 95%. Poor recovery (less than 50%) occurs in approximately 2% of intervals. Poor recovery is generally localized to heavily faulted areas in the argillite.

The majority of the legacy underground drill collars were surveyed with conventional mine survey equipment by the mine staff. Surface drill collars are currently located using a Trimble Geo XH 600 handheld global positioning  system. Underground drill hole collars are surveyed with conventional mine surveying equipment by Greens Creek staff. All collar locations are recorded in the database utilizing the mine grid coordinate system.

Prior to 1996, down-hole surveys were done by magnetic single-shot cameras, either Sperry-Sun or Well-Nav. Between 1996 and 2000, a combination of Sperry-Sun and MAXIBOR instruments were used. Since 2008, all surface and underground drill holes have been surveyed using an EZ-Shot system.

A significant number of geotechnical and hydrological drill holes were completed in support of construction and operations of the Greens Creek surface facilities and in support of ongoing mining activity.

As of the date of the Green Creek Technical Report, the QPs were of the opinion that the quantity and quality of the lithological, geotechnical, collar and down hole survey data collected in the exploration, delineation, underground, and grade control drill programs were sufficient to support Mineral Resource and Mineral Reserve estimation.

Sampling and Analysis

Drill core is sampled as half-core by two methods which are dictated by the scope of the drilling. Exploration and definition drilling are sampled on intervals ranging from 1 to 5 ft (0.3–1.5 m) that do not cross lithological boundaries. Barren contacts are sampled through 15 ft (4.6 m) lengths into the hanging wall and footwall, whereas mineralized contacts are sampled through 15 ft (4.6 m) lengths into the hanging wall and 30 ft (9.2 m) lengths into the footwall. Narrower (one 2 ft (0.6 m) followed by one 3 ft (1 m)) sample intervals are placed immediately adjacent to lithological contacts with the thicker 5 ft (1.5 m) intervals filling out the rest of the sampled buffer. Mineralization occurring within veins or as remobilized bands away from contacts are sampled in 5 ft (1.5 m) intervals or less depending on the thickness of mineralization and enclosed by 5 ft (1.5 m) buffer samples. Preproduction and stope drill holes are typically sampled through the majority of the drill hole, with sample intervals ranging from 1 to 5 ft (0.3–1.5 m).

The procedure for measuring specific gravity of core at Greens Creek relies on the weight in water versus weight in air method. Specific gravity measurements are collected on all exploration or definition core that is a mineralized or ore-type lithology as well as the associated buffer samples.

A number of laboratories have been used during the mine and exploration life. These include Bondar Clegg Canada Ltd. (“Bondar Clegg”), Acme Analytical Laboratories Ltd. (“Acme”), SVL Analytical, McClelland Laboratories Inc, the mine site laboratory, Lakefield Research, Kennecott Utah Copper Labs, CESL, and SGS Canada Inc. Bondar Clegg, now part of ALS Chemex Laboratories, obtained ISO 9001 certification in 1998; however its accreditation through the period of use at Greens Creek is not known. Acme was ISO 9001 certified in 1997 and has successfully maintained that certification through the present. SVL Analytical accreditation through the period of use at Greens Creek is not known. McClelland Laboratories Inc. is a metallurgical laboratory with extensive experience in precious metals metallurgy and process, and a good reputation with the local mining industry; however, it is not a certified laboratory. The accreditation of metallurgical laboratories, Lakefield Research, and company laboratories, Kennecott Utah Copper Labs and CESL, are not known. SGS Canada Inc. is an ISO 9001 certified laboratory. The Greens Creek mine site laboratory has participated in round robin programs to compare its results to other laboratories intermittently throughout its history, but it is not a certified laboratory.

Sample preparation and analytical methods have been consistent with the current methods. Methods prior to 1998 are not well documented and thus are not known. Where the documentation of the legacy sample preparation and analytical methodology is not complete, the legacy quality assurance data are more complete and consistent for the life of the project.

From 2008 through late 2011, all drill core sample preparation was completed at Acme locations in Whitehorse, Yukon or Vancouver, British Columbia. In late 2011, a sample preparation laboratory, purchased by Greens Creek but operated by Acme personnel, was established on the Greens Creek site. From late 2011 on, nearly all exploration and definition core samples were prepared for analysis at this facility onsite then shipped to the Acme facility in Vancouver for analysis.

The preparation procedure consists of crushing to 80 percent passing 10 mesh, riffle splitting approximately 250 grams, then ring pulverizing to 85 percent passing 200 mesh. Of the pulverized material 115 to 120 grams were sent for analysis, and the remaining 115 to 120 grams were stored as a master pulp.

Currently, all mineralized definition and exploration drill core is assayed at Acme for Au, Ag, Pb, Zn, Cu, Fe, and Barium (Ba). All mineralized samples are also assayed for a 32 element inductively coupled plasma emission spectroscopy (“ICP-ES”) assay suite.

The standard assay package employed consists of fire assay for Au and Ag on a 30 g sample. Au is finished by atomic absorption (“AA”) while Ag is finished by ICP-ES. Gold and Ag are re-assayed by gravimetric finish if the initial fire assay results return values above the upper detection limits. Silver and base metal assays for Pb, Zn, Cu, and Fe are performed using ICP-ES on 1.0 g samples digested in hot aqua regia. Automatic re-analysis is triggered on a smaller sample size if results return above detection limits. Preparation for the 32 element suite involves a 0.25 g sample split digested in an aqua regia solution containing equal parts hydrogen chloride (HCl), nitric acid (HNO3), and de-ionized water (H2O) before analysis by ICP-ES.

Analysis for Ba requires that a 0.2 grams sample be dissolved in a lithium borate fusion and acid digestion before being analyzed by ICP-ES.

From 2008 onward, the onsite laboratory was used as the primary lab for pre-production and in-stope drill core as well as the umpire laboratory for definition and exploration drill core. The standard assay package employed consists of fire assay for Au and Ag and ICP-ES for Pb, Zn, Cu, and Fe.

Previous (pre-2008) operators have used a similar system to the current quality assurance and quality control (“QA/QC”) methodology. Legacy assaying protocols are typical of those employed in the mining industry and included submission of duplicates, standard reference materials and blanks. Most of the Greens Creek drill holes have been included in a check assay program where SVL Analytical, formerly Silver Valley Laboratories, of Kellogg, Idaho, is the umpire laboratory.

Standards used since 2008 have been sourced from underground bulk samples or drill core and prepared and certified by Hazen Research, Inc. of Golden, Colorado. Check assays (Hecla checks on Acme assays and vice versa) are selected by the project geologist at a rate of approximately one in every 10 to 15 project samples. Current QA/QC submissions are typical of those employed in the mining industry and include submission of duplicates, standard reference materials and blanks.

The standard reference material inventory, coarse rejects, and returned pulps are secured and kept in locations with restricted access. The core is stored within the original boxes in a remote underground drift designated as a core archive.

Drill hole and production face-sampling data are captured in a SQL database at Greens Creek that utilizes acQuire® software. These data include drill hole collars, down-hole surveys, assays and geological descriptions. Standard database management techniques are utilized that limit access and user rights to ensure data integrity. Regular data verification programs have been undertaken by third-party consultants from 1995 to date on the data collected from the project.

Security of Samples

The SRM inventory, coarse rejects, and returned pulps are secured and kept in locations with restricted access. The core is stored within the original boxes in a remote underground drift designated as a core archive. Sampled core is released to the core technicians from the surface core shed for cutting at the underground cutting station and standards are only issued after the dispatch is ready to be processed by the Acme prep facility. Authorized Hecla personnel receive electronic receipts of delivery for each dispatch the prep facility receives and shipment notifications for pulps leaving the mine site for analysis. Acme’s chain of custody is initiated once they receive the sample dispatches.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimate

Mineralization is segregated into ten unique model zones for both mine planning and resource modeling purposes. These zones are East, West, 9A, Northwest West, Northwest West-Upper, Southwest Bench, 200 South, Deep 200 South, 5250 and Gallagher.

Zones are interpreted by hand on section, then digitized. Shapes are generally drawn around units that are logged as massive or white ore and/or have significant base-metal mineralization. Lithological units such as phyllite and argillite are included in the mineralized shapes if they are mineralized near the contacts with the sulfide zones. For models where structural sub-domains have been used individual perimeters are coded by domain. For models with areas of high-grade metal values (metals zones), which are internal to the overall mineralization envelope, a series of coincident perimeters coded by metal zone are constructed. Thinner zones may be modeled using a two-pass methodology. The first model includes material inside the geologic perimeters or wireframe and the second or waste model is constructed around the mineralization model to address dilution that may be included during the stope designs.

Composite lengths vary from 5 to 12 ft (1.5 to 3.7 m) in length depending upon zone. Drill hole composites are length times density weighted. Grade capping is used to limit the spatial extrapolation of the occasional anomalous, but isolated, precious metal grades.

Three different styles of interpretation are currently in use at Greens Creek, 15 ft. (4.6 m) spaced plan perimeters or polylines, three-dimensional (3D) solid wireframes, or 10 ft (3 m) spaced vertical sections. Each leads to a slightly different style of block model. For stope design, the minimum selective mining unit (SMU) size is 10 ft x 10 ft x 15 ft (3 m x 3 m x 4.6 m) in x, y and z axes respectively. A 20 ft (6 m) model buffer is created around the core mineralized blocks in the instances where the thin, vein-like zones or benches envelope is commonly less than the SMU size.

Block models based on 15 ft (4.6 m) spaced plan perimeters use parent block sizes of 10 ft x 10 ft x 15 ft (3 m x 3 m x 4.6 m) but allow sub-blocking (sub-blocking) to 3.3 ft x 3.3 ft (1 m x 1 m) in the x and y directions. The buffer models utilize the same approach. Models that utilize this approach are the East, 9A, Northwest West, 200 South and 5250. The West model also utilizes this approach but minimum sub-blocks are 2 ft x 10 ft x 15 ft (0.6 m x 3 m x 4.6 m).

Block models based on wireframes only use whole blocks (5 ft x 5 ft x 5 ft or 1.5 m x 1.5 m x 1.5 m) which are generated when block centroids lie inside the wireframe. After estimation, but prior to resource tabulation or stope design, blocks (mineralized and buffer) are regularized back to 15 ft (4.6 m) high to meet the minimum mining height of the SMU. Models that utilize this approach are the Northwest West–Upper, Deep 200 South, and Gallagher Zones.

The Southwest Bench model is unique in that it utilizes 10 ft (3 m) spaced vertical section to control block generation. The model uses a standard 10 ft x 10 ft x 15 ft (3 m x 3 m x 4.6 m) parent block, but sub-blocking to 5 ft (1.5 m) is allowed in the z direction to accurately account for the thickness of the sub-horizontal mineralized horizon. The buffer model is used to account for the remainder of the material necessary to expand the block back to standard mining heights.

After estimation block models with cells less than the SMU height of 15 ft (4.6 m) are regularized to a height of 15 ft (4.6 m). This process is used on the Northwest West–Upper Plate, Southwest Bench, Deep 200 South and Gallagher models.

Grades are estimated in the block model using the composited drill hole data sets. The variogram provides input to search orientations and anisotropy, and search distance is typically set at 90% of the second structure. Sample selection criteria vary between zones but are typically set as follows: minimum number of composites is five, maximum number 20, maximum number from a single drill hole is two or three, and for some zones an octant  criterion is also used. The first estimation pass starts with the original search distance, and then if enough composites are not located, the distances are doubled, and finally if enough composites still cannot be found, the distances are tripled. If reliable variograms can be constructed, models are estimated using ordinary kriging (“OK”). If the data are too limited in number to construct reliable variograms, an inverse distance (“ID”) estimator is used.

Models are validated using visual inspection, a comparison of OK or ID and nearest neighbor (“NN”) distributions, and swath plots.

For mineral resource classification purposes, geological continuity is determined qualitatively by inspection of the mineralized envelopes in sections and plans. The general distinction between Inferred and Indicated Mineral Resource classification is whether the level of drilling has sufficient detail to discriminate large scale (>50 ft or >15 m) fold structures and for major fault offsets (>50 ft or >15 m) to be traceable from section to section. A similar inspection of sections and plans of block grades as compared to nearby composites is used to determine grade continuity.

Large areas (>100 ft2 or 9.3 m2) of the block model of near-constant grade without supporting, tightly-spaced drill holes (<50 ft or <15 m) are interpreted as being overly smoothed and are assigned an Inferred Mineral Resource classification. In areas that are sparsely drilled, which show localized zones of high-grade precious metals surrounded by lower-grade material in the block model, the high grade areas may be specifically classified as Inferred Mineral Resource even though the surrounding area meets all other criteria for an Indicated classification.

Currently all underground mineral resources at Greens Creek are classified as Indicated or Inferred Mineral Resource. The Measured Mineral Resource category has only been applied to the surface mill stockpile.

Assessment of reasonable prospects of economic extraction is based on a consideration of three-year trailing average metal prices, set by Hecla corporate staff; consideration of a minimum NSR cut-off; assumptions that the mining method will be overhand cut-and-fill and the minimum mining height and width is 15 ft (4.6 m); blocks are included in a conceptual stope design; and an application of 4% overbreak dilution that is applied to blocks selected as being recoverable from all zones except the East Zone. The 4% dilution factor was not applied to the East zone due to ongoing studies which are evaluating options of different mining techniques.

Factors that may affect the mineral resource estimates include: metal price assumptions, the assumptions relating to geotechnical parameters, assumptions that go into defining the NSR cut-off used to constrain mineral reserves; maintain appropriate dilution control; mining and metallurgical recovery assumptions; variations to the expected revenue from short-term marketing and sales contracts; and variations to the permitting, operating or social license regime assumptions.

Measured and Indicated Mineral Resources are reported in Table 1. Inferred Mineral Resources are summarized in
Table 2.
Table -1: Measured and Indicated Mineral Resource Statement 2012

Mineral Resource Classification	Zone	Tons	Gold (Oz/ton)	Silver (Oz/ton)	Lead (%)	Zinc (%)	Gold (Ounces)	Silver (Ounces)	Lead (Tons)	Zinc (Tons)
Measured		—	—	—	—	—	—	—	—	—
Indicated	Gallagher	449,000	0.119	5.9	3.2	7.0	53,400	2,649,000	14,400	31,400
Total Measured and Indicated Mineral Resource		449,000	0.119	5.9	3.2	7.0	53,400	2,649,000	14,400	31,400

Table -2: Inferred Mineral Resource Statement

Mineral Resource Classification	Zone	Tons	Gold (Oz/ton)	Silver (Oz/ton)	Lead (%)	Zinc (%)	Gold (Ounces)	Silver (Ounces)	Lead (Tons)	Zinc (Tons)
Inferred	East	1,207,000	0.093	12.6	2.5	7.1	112,300	15,208,000	30,200	85,700
	Northwest West	427,000	0.014	7.1	1.5	3.6	6,000	3,032,000	6,400	15,400
	200S	2,030,000	0.122	11.8	2.5	6.1	247,700	23,954,000	50,800	123,800
	Gallagher	120,000	0.113	5.4	2.9	6.8	13,600	648,000	3,500	8,200
Total Inferred Mineral Resource		3,784,000	0.100	11.3	2.4	6.2	379,600	42,842,000	90,900	233,100

Notes:

(1)	The QP for the mineral resource estimates is Dr. Dean McDonald, P.Geo., a Hecla employee.
(2)	Mineral resources are exclusive of mineral reserves and do not have demonstrated economic viability.
(3)	Mineral resource block models have a number of database cut-off dates from 2008 to 2012. Metal pricing and NSR cut-off assumption supply dates also vary from 2008 to 2010.
(4)	Mineral resources have been factored for dilution associated with recovery by a conceptual stope design.
(5)	Mineral resources are based on the following metal prices and cut-off assumptions: East Zone: $950/oz Au, $16/oz Ag, $0.80/lb Pb, $0.80/lb Zn, NSR cut-off of $150/t; Northwest West Zone: $650/oz Au, $12.50/oz Ag, $0.80/lb Pb, $0.80/lb Zn, NSR cut-off of $102/t; 200S Zone: $1,400/oz Au, $26.50/oz Ag, $0.85/lb Pb, $0.85/lb Zn, NSR cut-off of $190/t; and Gallagher Zone: $1400/oz Au, $26.50/oz Ag, $0.85/lb Pb, $0.85/lb Zn, NSR cut-off of $190/t.
(6)	Mineral resources have the following effective dates: Northwest West, 31 December 2008; East, 31 December 2010; Gallagher and 200S, December 31, 2012.
(7)	Reporting units are all US customary, Tons: dry short tons (dst); Au (troy ounces/dst); Ag (troy ounces/dst); Pb and Zn percent (%).

Mineral Reserve Estimate

Mineral reserves are estimated for mill stockpiles and the East, West, 9A, Northwest West, Southwest Bench, 200S and 5250 Zones. Underground Probable Mineral Reserves are estimated from Indicated Mineral Resources. Stockpile material at the mill is classified as Measured Mineral Resources and was converted to Proven Mineral Reserves.

Long-hole stoping is considered as the mining method when the resource model shows an orebody with a vertical thickness of at least 35 ft (10.7 m) and strike lengths over 100 ft (30 m). If the orebody geometry or geotechnical constraints preclude the use of long-hole stoping, then overhand cut-and-fill is the mining method used. The cut-and-fill stopes are designed with minimum mining dimensions of 15 ft high by 15 ft wide (4.6 m x 4.6 m), which are the smallest dimensions that can effectively accommodate Hecla’s current mining fleet at Greens Creek.

Hecla uses 100% mine recovery for scheduling the LOM mineral reserves. A universal dilution factor of 4% is assumed from backfill for both mining methods in all zones. This dilution factor is a global average based on experience. Other waste rock dilution is accounted for in the mine design which includes both mineralized material from the resource model and dilution from the waste or buffer model.

LOM plans and tabulation of mineral reserves is completed using Mine 2-4D® planning software. This software allows for comprehensive 3D design, and interface of all development, production and backfilling activities in each zone of the mine. An NSR cut-off is applied to achieve anticipated metallurgical recovery, production goals and limit marginally economic material. The target NSR cut-off value covers property-wide direct costs distributed on a per-ton basis of production ore and for the 2012 mineral reserve estimate this was $190/ton. The exception was the East zone, where the NSR cut-off applied was $150/ton.

Factors that may affect the mineral reserve estimates include: metal price assumptions, the assumptions relating to geotechnical parameters, assumptions that go into defining the NSR cut-off used to constrain mineral reserves; maintain appropriate dilution control; mining and metallurgical recovery assumptions; variations to the expected revenue from short-term marketing and sales contracts; and variations to the permitting, operating or social license regime assumptions. Mineral reserves are reported in Table 3.

Table-3: Mineral Reserve Statement

Classification	Zone	Tons	Gold (Oz/ton)	Silver (Oz/ton)	Lead (%)	Zinc (%)	Gold (Ounces)	Silver (Ounces)	Lead (Tons)	Zinc (Tons)
Proven	East	—	—	—	—	—	—	—	—	—
	West	—	—	—	—	—	—	—	—	—
	9A	—	—	—	—	—	—	—	—	—
	NWW	—	—	—	—	—	—	—	—	—
	SW	—	—	—	—	—	—	—	—	—
	200S	—	—	—	—	—	—	—	—	—
	5250	—	—	—	—	—	—	—	—	—
	Gallagher	—	—	—	—	—	—	—	—	—
	Stockpile	12,000	0.095	9.3	2.7	7.8	1,100	111,600	320	940
Total Proven		12,000	0.095	9.3	2.7	7.8	1,100	111,600	320	940
Probable	East	683,000	0.081	13.0	3.2	7.9	55,300	8,879,000	21,900	54,000
	West	893,000	0.123	10.5	4.2	12.1	109,800	9,377,000	37,500	108,100
	9A	1,549,000	0.089	9.8	3.9	9.8	137,900	15,180,000	60,400	151,800
	NWW	1,753,000	0.114	11.3	3.6	10.4	199,800	19,809,000	63,100	182,300
	SW	131,000	0.105	17.6	2.8	7.9	13,800	2,306,000	3,700	10,300
	200S	684,000	0.137	14.7	2.9	6.7	93,700	10,055,000	19,800	45,800
	5250	2,152,000	0.051	13.4	2.8	7.0	109,800	28,837,000	60,300	150,600
	Gallagher	—	—	—	—	—	-—	-—	-—	—-
	Stockpile	—	—	—	—	—	-—	-—	-—	—-
Total Probable		7,845,000	0.092	12.0	3.4	9.0	720,100	94,443,000	266,700	702,900
Total Proven and Probable	East	683,000	0.081	13.0	3.2	7.9	55,300	8,879,000	21,900	54,000
	West	893,000	0.123	10.5	4.2	12.1	109,800	9,377,000	37,500	108,100
	9A	1,549,000	0.089	9.8	3.9	9.8	137,900	15,180,000	60,400	151,800
	NWW	1,753,000	0.114	11.3	3.6	10.4	199,800	19,809,000	63,100	182,300
	SW	131,000	0.105	17.6	2.8	7.9	13,800	2,306,000	3,700	10,300
	200S	684,000	0.137	14.7	2.9	6.7	93,700	10,055,000	19,800	45,800
	5250	2,152,000	0.051	13.4	2.8	7.0	109,800	28,837,000	60,300	150,600
	Gallagher	—	—	—	—	—	—	—	—	—
	Stockpile	12,000	0.095	9.3	2.7	7.8	1,100	111,600	320	940
Grand Total Proven & Probable		7,857,000	0.092	12.0	3.4	9.0	721,200	94,554,600	267,020	703,840

Notes:

(1)	The QP for the mineral reserve estimate is Mr. Bryan Morgen, P.E., a Hecla employee.

(2)	Probable Mineral Reserves are contained within Indicated Mineral Resources stope designs, and supported by a mine plan. Proven Mineral Reserves are mill stockpiles.
(3)	Mineral reserves are based on the following metal prices and cut-off assumptions: East Zone: $950/oz Au, $16/oz Ag, $0.80/lb Pb, $0.80/lb Zn, NSR cut-off of $150/t; all other zones: $1,400/oz Au, $26.50/oz Ag, $0.85/lb Pb, $0.85/lb Zn, NSR cut-off of $190/t.
(4)	Mining methods assumed are long-hole open stoping and cut-and-fill. A universal dilution factor of 4% is assumed from backfill for both mining methods in all zones except the East zone.
(5)	Mineral reserves have an effective date of December 31, 2012.
(6)	Reporting units are all US customary, Tons: dry short tons (dst); Au: (troy ounces/dst); Ag: (troy ounces/dst); Pb and Zn: percent (%).

Mining Operations

Mining Methods

The underground mine is accessed by a portal on the 920 elevation. The portal (920 Main) is located in the same general area as the mill, ore pad and administration building. The 920 Main is the primary equipment and personnel travel way. A secondary escapeway (the 59 secondary escapeway) offers a secondary egress as necessary. There are several ramp systems used to access the current working headings, which are all fed by primary (through-flow) ventilation. There are currently 12 refuge chambers.

Development and face production activities are performed by a fleet of twin and single boom, drilling jumbos. Blasting is carried out with mobile explosives vehicles utilizing bulk emulsion. Ground support activities are performed with dedicated bolting equipment, and shotcrete is applied as required. Vertical development is typically completed by drop raising wherever possible. When drop raising is not possible, such as with longer raises, a raise-boring crew will normally be mobilized. Approximately 95% of vertical development is attributed to ventilation raises and secondary escapeway raises, and 5% attributed to muck passes.

The mine plan from 2013 forward is designed and scheduled for 2,200 tons per day (1,996 tonnes) or 803,000 tons (728,469 tonnes) per annum. The LOM plan is developed on a month by month basis for 2013 and 2014, and then reported on an annual basis for 2015 through the end of mine life.

Stope design factors in orebody shape, accessibility, mining method and dilution. The design NSR cut off is $190/t.

Two production methods are used, which include overhand cut-and-fill and long-hole stoping. Where overhand cut-and-fill is used, production levels are mined at a minimum dimension of 15 ft wide x 15 ft high (4.6 m x 4.6 m). Upon exhaustion of mineral reserves on each individual level, the established access is breasted down, providing re-access to the next extraction level. Long-hole stoping, which accounts for 20% of planned annual production, is used where practicable. Overcut and undercut drives are established at nominal dimensions of 15 ft high x 25 ft (4.6 x 7.6 m) wide, and separated by thicknesses ranging from 35 to 120 ft (10.7 x 36.6 m) vertically. Typical zone level widths range from 200–1,000 ft (61–305 m), with overcut and undercut drive penetration of 100–200 ft (31–62 m) into the ore. Ore zones are drilled and blasted from the overcut or undercut, while extraction occurs via remote mucking on the undercut level. All level layouts are designed as primaries and secondaries, with primary and secondary stopes being similar in size.

In the cut-and-fill excavations, extracted panels are “tight-filled” with a combination of cement and waste, allowing further panel extraction alongside and/or between backfill. The long-hole stopes are filled with paste backfill. This allows the safe extraction of secondary blocks between backfill, while minimizing dilution. Secondary blocks are filled with waste rock from mine development wherever possible.

The ground support strategy developed at the mine uses the concept of rock reinforcement and surface control to construct a stable support arch for the specified excavation geometry.

Conventional underground mining equipment is used to support the underground mining activities. Ore handling is performed with a fleet of underground haulage vehicles and load–haul–dump equipment (“LHDs”). All ore is trucked out of the mine to the surface mill stockpile, located approximately 450 ft (137 m) from the 920 Portal utilizing the 40 ton (36 tonne) underground haulage fleet. Waste is either trucked out of the mine to the Site 23 waste disposal area located approximately half a mile (0.8 km) from the 920 portal, or is placed in previously mined-out stopes.

Blasting is carried out with the use of mobile explosives vehicles utilizing bulk emulsion.

Greens Creek is considered a dry mine, with annual pumping from operations being in the range of 25 to 50 US gallons per minute (gpm) or 95–190 liters per minute (L/m).

The mining operation is ventilated using an exhausting system with a design capacity of 463,000 cubic feet per minute (or 13,111 cubic meters per minute). There are nine main fans with an operating horsepower (hp) totaling 1,550 hp.

As of the date of the Green Creek Technical Report, the QPs were of the opinion that the underground mine plans were appropriately developed to maximize mining efficiencies, based on the current knowledge of geotechnical, hydrological, mining and processing information on the project. Production forecasts are achievable with the current equipment and plant, and replacements have been acceptably scheduled. The predicted mine life to 2022 is achievable based on the projected annual production rate and the mineral reserves estimated.

Processing

The processing plant produces three saleable flotation concentrates and two gravity concentrates. A carbon concentrate is produced as part of the process but is discarded as part of tailings.

A gravity circuit utilizing spiral concentrators and a cleaner table treats a bleed stream from the grinding circuit cyclones. It produces a final gravity concentrate and middlings gravity concentrate. Lead concentrate is produced in a rougher–cleaner circuit with re-grinding of the cleaner feed. The lead concentrate is relatively low grade, at approximately 35% Pb, but carries a large proportion of the Ag in mill feed.

Zinc concentrate is produced in a rougher–cleaner circuit, also with re-grinding, using lead rougher tailings as feed. The Zn concentrate typically contains 50% Zn, which is a normal grade, and considerably less Ag than the Pb concentrate.

Bulk concentrate is produced in a complex circuit which has as feed cleaner tailings from both the Pb and Zn circuits. It is a relatively low-grade Zn concentrate, at 35% Zn, with a smaller amount of Pb and some Ag. Bulk concentrate has a relatively limited market so Pb and Zn concentrates production is preferred over that of bulk.

All three flotation concentrates, as well as the final tailings, are thickened and filtered to approximately 10% moisture. Storage capacity at the mill is limited and all products are hauled to longer-term storage on a daily basis, using highway-type trucks. Concentrates are separately hauled and stored to a storage–load-out facility at Hawk Inlet, approximately eight miles from the mine. At the Hawk Inlet facility they are stored indoors in piles until being loaded periodically into ocean-going ships for transport to a variety of smelters.

Tailings are sent to the surface batch plant as required by the needs of the mine for underground backfill. Remaining tailings are hauled daily to the tailings repository approximately seven miles from the mill for final storage.

Reagents are distributed throughout the grinding and flotation circuits by means of head tanks and computerized solenoids for xanthate, copper sulfate, zinc sulfate, 3418A and MIBC reagents. Sodium cyanide, sulfuric acid, hydrogen peroxide and non-ionic and anionic flocculants are added by positive displacement pumps (Pulsafeeder, Liquid Metronics, Micro or Moyno).

The mill requires approximately 4.8 MW of power to operate at full capacity.

The mine has now been operational for a 24-year period, and continuously operational for the last 17 years, and has current contracts in place for concentrate sales, doré refining, concentrate transportation, metals hedging and other goods and services required to operate an underground mine. Hecla has agreements at typical Pb and Zn concentrates industry benchmark terms for metal payables, treatment charges and refining charges for concentrates produced from the Greens Creek mine. These custom smelters are located in Canada, Japan, Korea and China. Greens Creek concentrates are higher in precious metals content, but lower in Pb and Zn content than typical Pb, Zn and bulk concentrates.

Following mill start-up, a number of refinements have been made to the process and mill design, including construction of a new building primarily devoted to cleaner flotation circuits, a revised gravity circuit utilizing concentrating spirals, concentrate re-grinding and final tabling, and a review of grind sizes to determine if poor flotation recoveries could be addressed by changes to the grinding regime.

Metallurgical testing programs continue to be conducted as required to evaluate possible changes in feed types from new mining areas, proposed changes in processing to improve recoveries and/or concentrate grades and to investigate factors causing lower than desired recoveries and concentrate grades.

Ore blending at the mill stockpile is utilized to maintain reasonably consistent mill feed over periods of a few days.

A simplified NSR equation was developed using multiple linear regression of data developed from optimized NSR modeling.

Flotation NSR = (0.385*(Au oz/ton)*(Au $/lb))+(5.76*(%Zn)*(Zn $/lb))-(1.56*(%Fe)) $/oz))+(0.584*(Ag oz/ton)*(Ag $/oz))+(14.1*(%Pb)*(Pb

This equation only accounts for NSR from flotation. To obtain the NSR from gravity products, the amount of gold recovered in the gravity circuit was compared to the amount of gold in the feed over a 10-year period (January 2001 to December 2010) and a simple equation was built to calculate the amount of gold that will go to the gravity products from the grade of gold in the feed. The NSR for the gravity circuit is the product of the amount of gold in the gravity product, the price of gold, and the percentage of payout for gold in the gravity products.

Gravity NSR = (0.2488*(Au oz/ton) - 0.0069)*(Au$/oz)*0.969

Total NSR = (Flotation NSR) + (Gravity NSR)

The presence of the potentially deleterious elements arsenic, mercury and antimony was noted during initial testing. Over the course of production and marketing since, deleterious element limits set by customers include arsenic, mercury and antimony in lead concentrates; magnesium, arsenic and mercury in zinc concentrates and magnesium, arsenic and mercury in bulk concentrates. Penalties charges have been applied against some shipments from time to time, most commonly for arsenic and mercury content. Other potential deleterious elements have been identified in geological and concentrate analyses, including selenium, fluorine and thallium, but to date, have not been present in high enough concentrations to cause marketing issues.

Samples selected for testing were representative of the various types and styles of mineralization. Samples were selected from a range of depths within the deposit. Sufficient samples were taken so that tests were performed on sufficient sample mass. As mining progresses deeper and/or new mining zones are identified, additional variability tests are undertaken as required. Testwork results have been confirmed by production data, and since mill construction and start-up, numerous internal and external studies have been performed to investigate metallurgical issues and support mill modifications. Mill process recovery factors are based on production data, and are considered appropriate to support mineral resource and mineral reserve estimation, and mine planning. Ore hardness, reagent consumptions and process conditions are based on both testwork and production data. Recovery factors vary on a day to day basis depending on the zone, metal grade and mineralization type being processed. These variations are expected to trend to the forecast LOM recovery value for monthly or longer reporting periods.

Market and Contracts

Hecla is able to market the gravity products, Pb, Zn, and bulk concentrates produced from the project. The terms contained within existing sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré, precious metals and base metal concentrates elsewhere in the world. Imperial Smelting Furnaces are being phased out which can affect long-term marketing of bulk concentrates. Hecla has had concentrate sales contracts in place since the beginning of operations in 1989 and these contracts are typical sales contracts in the industry. New contracts are negotiated at the end of their terms.

Capital and Operating Costs

Capital Costs

Total LOM remaining capital costs are estimated at $316.6 M.

Future capital costs are estimated based on expected sustaining capital requirements of the mine. Development costs are estimated based on past experience and are adjusted for any future anticipated changes in factors that would affect cost and the amount of development. The timing of equipment replacement and rebuilds are based on replacement and rebuild schedules, and the anticipated cost is based on actual experience. In the later years of the LOM, costs are estimated for estimated equipment required to sustain production.

Total LOM operating costs are anticipated to be $154.94/ton ($170.79/tonne) milled.

The operating costs included in the LOM are derived from the 2013 budget for the near-term and adjusted for factors regarding expected cost changes in the later years. The budget is built using various cost inputs including operating experience, quotes from various service providers, anticipated personnel changes, and changes in production.

Fuel and power costs are variable by year, averaging about 6% each of total production costs in 2012, but ranging from 4–13% each in the last five years. A key driver of the cost fluctuation is the unpredictable availability of less expensive hydroelectric power to the site. When precipitation in southeastern Alaska is low, and hydroelectric power is unavailable or reduced, the mine must generate electricity on-site using diesel generators.

Economic Model

To support declaration of mineral reserves, Hecla prepared an economic analysis to confirm that the economics based on the mineral reserves could repay LOM operating and capital costs. The project was evaluated on an after-tax, project stand-alone, 100% equity-financed basis at the project level, using three-year trailing average metal prices and a 5% discount rate. Results of this assessment indicated positive project economics until the end of mine life, and supported mineral reserve declaration.

Sensitivity analysis was performed on the base case net cash flow. Mineral reserve estimates are most sensitive to variations in metal price, less sensitive to changes in metal grade and recoveries, and least sensitive to fluctuations in operating and capital costs.

As a producing issuer, Hecla’s financial evaluation has been performed to support mineral reserve declaration.

APPENDIX I
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF HECLA

Hecla Mining Company

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2012 (US$, in thousands)

See accompanying notes to these unaudited pro forma condensed combined financial statements.

Hecla Mining Company

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2012

(US$, dollars and shares in thousands, except per share amounts)

See accompanying notes to these unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1. Basis of presentation

Hecla Mining Company (“Hecla”) and Aurizon Mines Ltd. (“Aurizon”) entered into a definitive arrangement agreement (“Acquisition” or “Acquisition Agreement”) pursuant to which Hecla will acquire all of the issued and outstanding common shares of Aurizon (see Note 2 for more information). The Acquisition is accounted for as a business combination. The unaudited pro forma condensed combined financial statements are prepared on that basis, and are presented to give effect to the acquisition of all of the outstanding common shares of Aurizon by Hecla. The unaudited pro forma condensed combined financial statements represent the combined company’s unaudited pro forma condensed combined balance sheet as of December 31, 2012, and unaudited pro forma condensed combined statement of operations for the year ended December 31, 2012. The unaudited pro forma condensed combined balance sheet gives effect to the acquisition as if it occurred on the date of such balance sheet. The unaudited pro forma condensed combined statement of operations gives effect to the acquisition as if it occurred on January 1, 2012. Historical information for Hecla has been derived from historical consolidated financial statements, which were prepared and presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”).

Aurizon’s historical financial statements are presented in Canadian dollars and were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), which differs in certain respects from GAAP. As described in Note 5 and for the purposes of the preparation of these unaudited pro forma condensed combined financial statements only, Aurizon’s historical financial statements have been adjusted to be presented under GAAP, were translated from CAD$ to US$, and were adjusted to conform to Hecla’s accounting policies and presentation.

The unaudited pro forma condensed combined financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the Acquisition had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the combined entities for any future period or as of any future date. Actual amounts recorded upon consummation of the Acquisition will likely differ from those recorded in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements do not reflect any special items such as integration costs or operating synergies that may be realized as a result of the Acquisition.

The pro forma adjustments and allocations of the estimated consideration transferred are based in part on preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. As of the date of this Management Proxy Circular, the Acquisition has not yet been completed. The final determination of the consideration transferred and the related allocation will be completed after asset and liability valuations are finalized as of the date of completion of the Acquisition. Changes to these adjustments may materially affect both the estimated value of the consideration transferred and the preliminary estimated allocation of that value to the assets and liabilities as presented in the unaudited pro forma condensed combined financial statements.

In preparing the unaudited pro forma condensed combined balance sheet and statement of operations in accordance with GAAP, the following historical information was used:

•	Aurizon’s balance sheet as of December 31, 2012 included in its audited annual financial statements for 2012 and prepared in accordance with IFRS as issued by the IASB;
•	Aurizon’s statement of comprehensive income for the year ended December 31, 2012 included in its audited annual financial statements for 2012 and prepared in accordance with IFRS as issued by the IASB;
•	Hecla’s consolidated balance sheet as of December 31, 2012 filed on Form 10-K for the year ended December 31, 2012 and prepared in accordance with GAAP; and
•	Hecla’s consolidated statement of operations and comprehensive income for the year ended December 31, 2012 filed on Form 10-K for the year ended December 31, 2012 and prepared in accordance with GAAP.

The unaudited pro forma condensed combined balance sheet and statement of operations should be read in conjunction with the historical financial statements including the notes thereto, as listed above, which are incorporated by reference herein.

The significant accounting policies used in preparing the unaudited pro forma condensed combined financial statements are set out in Hecla’s consolidated financial statements filed on Form 10-K for the year ended December 31, 2012.

Amounts in these unaudited pro forma condensed combined financial statements and notes are presented in U.S. dollars (“US$” or “$”) unless otherwise indicated.

Note 2.   Summary of the acquisition of Aurizon

On March 3, 2013, Hecla and Aurizon entered into the Acquisition Agreement pursuant to which Hecla would acquire all of the issued and outstanding common shares of Aurizon for consideration valued at CAD$4.75 per share. Under the terms of the Acquisition, each holder of Aurizon common shares (a “Shareholder”) may elect to receive either CAD$4.75 in cash (the “Cash Alternative”) or 0.9953 of a Hecla share (the “Share Alternative”) per Aurizon share, subject in each case to proration based on a maximum cash consideration of CAD$513.6 million and a maximum number of Hecla shares issued of 57,000,000. Assuming that each Shareholder elected either the Cash Alternative or the Share Alternative, each Shareholder would be entitled to receive CAD$3.11 in cash and 0.34462 of a Hecla share for each Aurizon share. Aurizon had 164,562,827 issued and outstanding common shares as of March 29, 2013. An additional 836,936 Aurizon common shares would be issued immediately prior to consummation of the Acquisition related to the conversion of in-the-money Aurizon stock options, resulting in a total of 165,399,763 issued and outstanding Aurizon common shares at the time of consummation of the Acquisition. For financial accounting purposes, the purchase price allocation is based upon the assumptions of Hecla paying cash of $515.2 million and issuing 57,000,000 shares of Hecla common stock valued at $271.6 million for total estimated consideration of $786.8 million. The pro forma value of Hecla stock issued as consideration was based upon the closing price at March 1, 2013, the last full day before the Acquisition Agreement was entered into, of CAD$4.75 per share. The components of consideration and allocation to assets acquired and liabilities assumed were translated from CAD$ to US$ using a rate of 1.0031 in effect as of December 31, 2012.

The following represents the preliminary estimated allocation of the consideration transferred as if the Acquisition had occurred on December 31, 2012:

The actual value of consideration transferred will be based in part on the market price of Hecla’s common stock on the date the Acquisition is consummated. Based on the closing price of Hecla stock of CAD$4.04 per share on April 9, 2013 (and the CAD$/US$ exchange rate of 0.9827 on that date), total consideration would be CAD$743.9 (US$731.0) million. A 10% change in the price per share of Hecla stock from its closing price on April 9, 2013 would result in a CAD$23.0 (US$22.6) million change in the amount of total consideration transferred in the Acquisition.

Note 3.   Effect of the Acquisition and related debt issuance on the unaudited pro forma condensed combined balance sheet

The unaudited pro forma condensed combined balance sheet includes the following adjustments:

(a)	To record the cash consideration of $515.2 million to be paid to Aurizon shareholders, as discussed above.

(b)	To record the issuance of 57,000,000 shares of Hecla common stock to Aurizon shareholders, valued at CAD$4.75 per share or US$271.6 million, as discussed above.

(c)	To record the issuance of senior notes for total proceeds of $500 million. The notes have an annual interest rate of 6.875%, with interest paid semi-annually, and a maturity date of eight years from the date of issuance.

(d)	To record payment and deferral of estimated financing fees related to the senior note issuance of $10.4 million and payment of estimated acquisition related costs of $36.2 million. The adjustment for the estimated acquisition related costs is not reflected in the proforma statement of operations, as it is non-recurring.

(e)

To recognize the preliminary estimated fair value of Aurizon’s assets acquired and liabilities assumed in the Acquisition. The adjustment includes the assumption that the allocation of the estimated excess amount of consideration over the net fair value of assets acquired and liabilities assumed will be recorded to value beyond proven and probable reserves, with no amount allocated to goodwill. This allocation is preliminary and is subject to change due to several factors including: (1) detailed valuations of assets and liabilities which have not been completed as of the date of this Management Proxy Circular; and (2) subsequent changes in the fair values of Aurizon’s assets and liabilities up to the closing date of the Acquisition. These changes will not be known until after the closing date of the Acquisition.

No adjustment has been made to the unaudited pro forma condensed combined statement of operations for the preliminary estimated fair value adjustment for product inventory. This adjustment, which would decrease pro forma net income by approximately $7.3 million, is non-recurring

(f)	To record the cash settlement of Aurizon’s unvested restricted share units and deferred share units for CAD$4.75 per share immediately prior to consummation of the Acquisition.

(g)	To eliminate Aurizon’s equity accounts.

(h)	To record an increase in non-current deferred tax liabilities and a corresponding increase in mineral interests resulting from the excess of the asset bases for financial reporting over the asset bases for tax reporting. The increased asset bases for financial reporting is the result of an increase in the value of Aurizon’s assets to reflect their estimated fair value at the time of the acquisition, as described in (e) above. See Note 4(m) below for information on tax rate assumptions used.

(i)	To record decreases to income taxes payable and non-current deferred tax liabilities related to the tax benefit of the deductible portion of the acquisition related costs described in Note (d) above. See Note 4(m) below for information on tax rate assumptions used.

(j)	To eliminate Aurizon’s deferred finance costs balance.

Note 4.   The effect of the Acquisition and related debt issuance on the unaudited pro forma condensed combined statement of operations

The unaudited pro forma condensed combined statement of operations includes the following adjustments:

(k)	To record additional depreciation, depletion and amortization expense associated with the preliminary fair value adjustment of approximately $678.7 million allocated to properties, plants, equipment and mineral interests. Depreciation, depletion and amortization expense is based on an estimated life of mine for the Casa Berardi mine of approximately ten years. A significant amount of the preliminary estimated consideration is allocated to value beyond proven and probable reserves, which is not immediately depreciable. As the allocation of estimated consideration is preliminary, the estimate of depreciation, depletion and amortization expense is subject to change upon completion of the valuation of Aurizon’s properties, plants, equipment, and mineral interests.

(l)	To record pro forma interest expense, net of amounts capitalized related to projects under construction during 2012 as follows (in thousands):

The annual interest rate on the senior notes is fixed at 6.875%.

(m)	To record the estimated income tax effect of the pro forma adjustments. Hecla is a taxable entity; therefore, an adjustment is necessary to reflect an income tax provision as if Hecla had acquired Aurizon as of January 1, 2012. A combined statutory tax rate of 39% is applied to the adjustments, comprised of a U.S. combined federal and state tax rate of 40% and a blended Canadian rate of 38%.

Note 5.   Aurizon balances

The Aurizon balances presented in the unaudited pro forma condensed combined financial statements have been adjusted to reflect GAAP and Hecla’s accounting policies. The balances have been translated from Canadian dollars to U.S. dollars at foreign exchange rates applicable for the periods presented. The balance sheet was translated using a rate of 1.0031 in effect as of December 31, 2012. Revenues and expenses reflected in the statement of operations were translated at an average exchange rate of 1.0002 for the year ended December 31, 2012. The source of the exchange rates above is OANDA.com.

The following information illustrates the adjustments to conform the presentation of Aurizon’s balances to GAAP and Hecla’s presentation and the translation of the balances to U.S. dollars, as discussed above:

(n)	To conform the recording of Aurizon’s flow through share issuances to GAAP and other historical equity differences.

(o)	To reflect the difference between IFRS and GAAP regarding the deferral of certain mine start-up revenues and costs at the Casa Berardi mine, and related depletion charges. The adjustment was tax-effected at a 38% statutory rate.

(p)	To conform Aurizon’s amounts to GAAP, certain exploration costs capitalized under IFRS were reclassified to expense under GAAP, and were tax-effected at a 38% statutory rate. Costs that were reclassified to expense relate primarily to surface drilling to define an underground zone of mineralization where reserves have not yet been identified, and to clear, construct, and drill in areas that are not within or adjacent to existing mineral reserves.

(q)	To adjust for the estimated difference in the value of the asset retirement obligation calculated under GAAP compared to the value calculated under IFRS, as different rates are used to discount estimated reclamation costs under each set of standards. The adjustment was tax-effected at a 38% statutory rate.

(r)	To conform the classification of Aurizon’s restricted deposits to Hecla’s presentation.

(s)	To conform the classification of Aurizon’s investments to Hecla’s presentation.

(t)	To conform Aurizon’s stock based compensation balance to Hecla’s presentation.

(u)	To conform Aurizon’s classification of mineral interests to Hecla’s presentation.

(v)	To conform Aurizon’s amounts to Hecla’s accounting policies and presentation, depreciation and depletion expense was reclassified from “Cost of sales” to “Depreciation, depletion, and amortization.”

APPENDIX J

COMPARISON OF RIGHTS OF AURIZON SHAREHOLDERS AND HECLA SHAREHOLDERS

The rights of Aurizon Shareholders are governed by the BCBCA and by Aurizon's notice of articles and articles. Following the Arrangement, Aurizon Shareholders who receive Hecla Shares as part of the Arrangement will become shareholders of Hecla and as such their rights will be governed by the Delaware General Corporation Law (the "DGCL") and by Hecla's certificate of incorporation and by-laws.

The following is a summary of the material differences between the rights of Aurizon Shareholders and the rights of Hecla Shareholders. This summary is not a complete comparison of rights that may be of interest, and Aurizon Shareholders should therefore read the full text of the respective certificates of incorporation, notice of articles and by-laws, as applicable of Aurizon at www.sedar.com under the Aurizon profile and Hecla at www.sec.gov under the Hecla profile.

	Aurizon Shareholder Rights	Hecla Shareholder Rights
Authorized Share Capital	Aurizon's authorized share capital is an unlimited number of shares of common shares without par value and without special rights and restrictions and an unlimited number of preferred shares without par value issuable in series.

Hecla is authorized by its certificate of incorporation to issue (i) 500,000,000 shares of common stock, par value US$0.25 per share, and (ii) 5,000,000 shares of preferred stock, par value US$0.25 per share.

The board of directors may fix preferences, rights, limitations and restrictions on the preferred stock, or any series thereof, to the extent permitted by Section 151 of the DGCL.

Voting Rights	Unless a poll is directed by the chair of a meeting of the shareholders or demanded by a shareholder with the right to vote, motions are voted on by a show of hands with each person having one vote (regardless of the number of shares such person is entitled to vote). If voting is conducted by poll, each person is entitled to one vote for each share such person is entitled to vote.	Except as provided for in the Restated Certificate of Incorporation, each holder of shares of common stock is entitled to attend all special and annual meetings of the Hecla Shareholders and to cast one vote for each outstanding share of common stock held of record by such shareholder upon any matter upon which shareholders are entitled to vote generally; provided, however, that holders of common stock shall not be entitled to vote on any amendment to the Restated Certificate of Incorporation that relates solely to the terms, number of shares, powers, designations, preferences, or relative, participating, optional or other special rights (including, without limitation, voting rights), or to qualifications, limitations, or restrictions thereon, of the preferred stock or any series thereof, if the holders of outstanding shares of preferred stock or any series thereof are entitled, either separately or together with the holders of outstanding shares of one or more other classes or series of capital stock of Hecla, to vote thereon pursuant to the Restated Certificate of Incorporation.

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	Aurizon Shareholder Rights	Hecla Shareholder Rights
Shareholder Approval of Business Combinations; Fundamental Changes

Under the BCBCA, certain extraordinary company alterations such as changes to authorized share structure, continuances out of province, certain mergers, sales, leases or other dispositions of all or substantially all of the business of a company (other than in the ordinary course of business) liquidations, dissolutions, and certain arrangements are required to be approved by special resolution.

A special resolution is a resolution (i) passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution at a meeting duly called and held for that purpose or (ii) signed by all shareholders entitled to vote on the resolution.

In certain cases, an action that prejudices, adds restrictions to or interferes with a right or special right attached to issued shares of a class or series of shares must be approved separately by the holders of the class or series of shares being affected by special resolution.

Under the BCBCA, arrangements are permitted and a company may make any proposal it considers appropriate "despite any other provision" of the BCBCA. In general, a plan of arrangement is approved by a company's board of directors and then is submitted to a court for approval. It is typical for a company in such circumstances to apply to a court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement. Statutory arrangements involving shareholders (even holders of shares not normally entitled to a vote) must be approved by those respective shareholders by a special resolution. The court may, in respect of an arrangement proposed with persons other than shareholders and creditors, require that those persons approve the arrangement in the manner and to the extent required by the court. The court determines to whom notice shall be given and whether, and in what manner, approval of any person is to be obtained and also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including as to obtaining security holder approval), the court would conduct a final hearing and approve or reject the proposed arrangement.

If any provisions of the arrangement will, upon taking effect, alter information shown in the corporate register, the company must file all necessary records and information with the registrar to give effect to each such provision, and must also concurrently file a copy of the entered court order.

Under the DGCL, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation's business, or a dissolution of the corporation, is generally required to be approved by the holders of a majority of the shares entitled to vote on the matter, unless the certificate of incorporation provides otherwise. Hecla's certificate of incorporation requires the affirmative vote of the holders of at least 80% of the outstanding voting stock to approve certain business combinations, unless the business combination is approved by a majority of the continuing directors and certain required price and procedure requirements are met.

In addition, mergers in which one corporation owns 90% or more of each class of stock of a second corporation may be completed without the vote of the second corporation's board of directors or shareholders. In certain situations, the approval of a business combination may require approval by a certain number of the holders of a class or series of shares. The DGCL does not contain a procedure comparable to a plan of arrangement under the BCBCA.

Under Section 203 of the DGCL, a corporation may not engage in any "business combination" with any interested shareholder for a period of three years after the time of the transaction in which the person became an interested shareholder. These restrictions will not apply if the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by these provisions or if the corporation's certificate of incorporation or by-laws are amended to contain such a provision or under certain other circumstances. Hecla has not made such an election and thus Hecla is subject to Section 203 of the DGCL, an anti-takeover law prohibiting business combinations with any interested shareholder.

See also "Special Vote Required for Combinations with Interested Shareholders" section below" describing certain restrictions on business combinations with interested shareholders.

Special Vote Required for Combinations with Interested Shareholders

The BCBCA does not contain a provision comparable to Section 203 of the DGCL with respect to business combinations. However, MI 61-101 contains detailed requirements in connection with "related party transactions". A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, consummates one or more specified transactions with a related party, including purchasing or disposing of an asset, issuing securities or assuming liabilities. "Related party" as defined in MI 61-101 includes (i) directors and senior officers of the issuer, (ii) holders of voting securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities, and (iii) holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

MI 61-101 requires, subject to certain exceptions, specific detailed disclosure in the information circular sent to security holders in connection with a related party transaction where a meeting is required and, subject to certain exceptions, the preparation of a formal valuation of the subject matter of the related party transaction and any non-cash consideration offered in connection therewith, and the inclusion of a summary of the valuation in the proxy circular. MI 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the disinterested shareholders of the issuer have approved the related party transaction by a simple majority of the votes cast.

Section 203 of the DGCL provides (in general) that a corporation may not engage in a business combination with an interested shareholder for a period of three years after the time of the transaction in which the person became an interested shareholder. The prohibition on business combinations with interested shareholders does not apply in some cases, including if: (i) the board of directors of the corporation, prior to the time of the transaction in which the person became an interested shareholder, approves (a) the business combination or (b) the transaction in which the shareholder becomes an interested shareholder; (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) the board of directors and the holders of at least two-thirds of the outstanding voting stock not owned by the interested shareholder approve the business combination on or after the time of the transaction in which the person became an interested shareholder.

For the purpose of Section 203, the DGCL generally defines an interested shareholder to include any person who, together with that person's affiliates or associates, (i) owns 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.

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	Aurizon Shareholder Rights	Hecla Shareholder Rights
Appraisal Rights and Dissent Rights; Oppression Remedy; Compulsory Acquisition

Appraisal and Dissent Rights

The BCBCA provides that shareholders of a company are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in connection therewith. The dissent right is applicable where the company resolves to (i) alter its articles to alter the restrictions on the powers of the company or on the business it is permitted to carry on; (ii) approve certain mergers; (iii) approve an arrangement, where the terms of the arrangement permit dissent; (iv) sell, lease or otherwise dispose of all or substantially all of its undertaking; or (v) continue the company into another jurisdiction.

Oppression Remedy

The BCBCA's oppression remedy enables a court to make almost any order to rectify the matters complained of if the court is satisfied upon application by a shareholder (as defined below) that the affairs of the company are being conducted in a manner that is oppressive, or that some action has been or may be taken which is unfairly prejudicial. The applicant must be one of the persons being oppressed or prejudiced and the application must be brought in a timely manner. A "shareholder" for the purposes of the oppression remedy includes legal and beneficial owners of shares as well as any other person whom the court considers appropriate.

The oppression remedy provides the court with extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court's jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights.

Compulsory Acquisition

The BCBCA provides that, in the event of a take-over offer, within four months after the making of the offer, the offer is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate of the offeror) of any class of shares to which the offer relates, the offeror is entitled, upon giving proper notice, to acquire (on the same terms on which the offeror acquired shares under the take-over bid) the shares held by those holders of shares of that class who did not accept the offer. Offeree Shareholders may apply to the courts, within two months of receiving notice, and the courts may set a different price or term of payment or make any consequential order or direction as it considers appropriate.

Under the DGCL, a shareholder of a corporation does not have appraisal rights in connection with a merger or consolidation, if, among other things: (i) the corporation's shares are listed on a national securities exchange or held of record by more than 2,000 shareholders; or (ii) the corporation will be the surviving corporation of the merger and no vote of its shareholders is required to approve the merger. The DGCL grants appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock.

However, a shareholder is entitled to appraisal rights in the case of a merger or consolidation if the shareholder is required to accept in exchange for the shares anything other than: (i) shares of stock of the corporation surviving or resulting from the merger or consolidation; (ii) shares of any other corporation that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 shareholders; (iii) cash instead of fractional shares of the corporation; or (iv) any combination of the foregoing.

Hecla's shares are currently listed on the NYSE.

There is no remedy under the DGCL that is comparable to the BCBCA's oppression remedy.

An entity owning at least 90% of the outstanding shares of a corporation formed under the DCGL may merge with or into the Delaware corporation by (a) authorizing such merger in accordance with the owning entity's governing documents and the laws of the jurisdiction under which such entity is formed or organized and (b) filing with the Delaware Secretary of State a certificate of such ownership and merger, which shall state the terms and conditions of the merger, including the securities, cash, property, or rights to be issued, paid, delivered or granted by the surviving constituent party upon surrender of each share of the corporation or corporations not owned by the entity. Such a merger would not require the approval of the shareholders of the Delaware corporation; however, the owners of the shares of stock in the Delaware corporation not owned by the merging entity would have appraisal rights as described above.

Shareholder Consent to Action Without a Meeting

Under the BCBCA, shareholder action without a meeting may be taken by a consent resolution of shareholders provided that it satisfies all the requirements relating to meetings of shareholders set forth in the company's articles, the BCBCA and the regulations.

Under the DGCL, unless otherwise provided in the certificate of incorporation, any action that can be taken at a meeting of the shareholders may be taken without a meeting and without prior notice if written consent to the action is signed by the holders of outstanding stock having the minimum number of votes necessary to authorize or take the action at a meeting of the shareholders.

Hecla's certificate of incorporation does not allow shareholder action by written consent.

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	Aurizon Shareholder Rights	Hecla Shareholder Rights
Special Meetings of Shareholders	Under the BCBCA, the holders of not less than 5% of the issued shares of a company that carry the right to vote at a general meeting may requisition that the directors call a meeting of shareholders. Upon meeting the technical requirements set out in the BCBCA, the directors must call a meeting of shareholders to be held not more than four months after receiving the requisition. If the directors do not call such a meeting within 21 days after receiving the requisition, the requisitioning shareholders or any of them holding in aggregate more than 2.5% of the issued shares of the company that carry the right to vote at general meetings may call the meeting.

Under the DGCL, a special meeting of shareholders may be called only by the board of directors or by persons authorized in the certificate of incorporation or the by-laws.

Hecla's certificate of incorporation provides that special meetings of the shareholders may be called only by the board of directors if directed by a majority of the whole board of directors.

Distributions and Dividends; Repurchases and Redemptions

Under the BCBCA, a company may pay a dividend by issuing shares or warrants. A company may also pay a dividend in money or property unless there are reasonable grounds for believing that the company is insolvent, or the payment of the dividend would render the company insolvent.

Under the BCBCA, the purchase or other acquisition by a company of its shares is generally subject to solvency tests similar to those applicable to the payment of dividends, as set out above.

The BCBCA provides that no special rights or restrictions attached to a series of shares confer on the series a priority in respect of dividends or return of capital over any other series of shares of the same class.

Under the DGCL, a corporation may, subject to any restrictions in its certificate of incorporation, pay dividends out of capital surplus and, if there is no surplus, out of net profits for the current and/or the preceding fiscal year, unless the net assets of the corporation are less than the capital represented by issued and outstanding shares having a preference on asset distributions. Surplus is defined in the DGCL as the excess of the net assets over capital, as such capital may be adjusted by the board.

A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by the purchase or redemption. A corporation may, however, purchase or redeem out of capital, shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Hecla has recently paid quarterly dividends.

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	Aurizon Shareholder Rights	Hecla Shareholder Rights
Number of Directors; Vacancies on the Board of Directors

The BCBCA provides that a public company must have at least three directors. Aurizon's articles provide that it may have a minimum of three directors and a maximum that is set by the most recent of (i) an ordinary resolution (which, generally, means a resolution of a simple majority of the shareholders) or (ii) the number of elected and continued directors following a meeting of the shareholders that should have held an election of directors. Aurizon's articles also provide that the directors may appoint one or more directors to hold office until the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

Under the BCBCA, a vacancy among the directors created by the removal of a director may be filled by the shareholders at the meeting at which the director is removed or, if not filled by the shareholders at such meeting, by the shareholders or by the remaining directors. In the case of a casual vacancy under the BCBCA, the remaining directors may fill the vacancy.

Aurizon's articles provide that if the company has no directors or fewer directors in office than the number set in the articles as the quorum of directors, the shareholders may elect or appoint directors to fill such vacancies.

The DGCL provides that the board of directors of a corporation shall consist of one or more members.

Hecla's by-laws provide that the number of directors will be determined by resolution of the board of directors. However, the number of directors that constitutes the board of directors will be no less than 5 and no more than 9.

Hecla's certificate of incorporation divides the directors into three classes, with each director serving a three-year term.

Under the DGCL, a vacancy or a newly created directorship may be filled by a majority of the remaining directors, although less than a quorum, unless otherwise provided in the certificate of incorporation or by-laws.

Hecla's by-laws provide that any vacancy, or newly created directorship resulting from any increase in the authorized number of directors, may be filled by a majority of directors then in office, although less than a quorum. A director may be removed only for cause and only by the affirmative vote of the holders of at least 80% of the outstanding voting stock.

Constitution and Residency of Directors	The BCBCA does not place any residency restrictions on the boards of directors.	The DGCL does not have any residency requirements, but a corporation can prescribe qualifications for directors under its certificate of incorporation or bylaws. Neither Hecla's certificate of incorporation nor its by-laws provide for any such qualifications for directors.
Removal of Directors; Terms of Directors

The BCBCA and Aurizon's articles allow for the removal of a director by special resolution.

Aurizon's articles provide that the directors may remove any director and make an appointment to fill the resulting vacancy if a director (i) is convicted of an indictable offence, or (ii) ceases to be qualified to act as a director and does not promptly resign.

Aurizon's articles do not specify a term for which directors shall hold office. However, according to Aurizon's articles, all directors cease to hold office immediately before the election or appointment of directors at every annual general meeting (or every unanimous resolution in place of an annual general meeting), but are eligible for re-election or reappointment.

Under the DGCL, except in the case of a corporation with a classified board of directors or with cumulative voting, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. In the case of a corporation with a classified board of directors, shareholders may remove a director only for cause. Hecla's by-laws provide that directors may be removed only for cause and only by the affirmative vote of the holders of at least 80% of the outstanding voting stock.

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	Aurizon Shareholder Rights	Hecla Shareholder Rights
Indemnification of Directors and Officers

Under the BCBCA, a company may indemnify a director or officer, a former director or officer or a person who acts or acted at the company's request as a director or officer, or an individual acting in a similar capacity, of another entity (an "indemnifiable person") against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association with the company or other entity, if: (i) the individual acted honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; and (ii) in the case of a proceeding other than a civil proceeding, the individual had reasonable grounds for believing that the individual's conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles, even if it had agreed to do so by an indemnification agreement (provided that the articles prohibited indemnification when the indemnification agreement was made). A company may advance the expenses of an indemnifiable person as they are incurred in an eligible proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. On application from an indemnifiable person, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement.

As permitted by the BCBCA, Aurizon's articles require Aurizon to indemnify directors or officers of Aurizon, former directors or officers of Aurizon or other individuals who, at Aurizon's request, act or acted as directors or officers or in a similar capacity of another entity (and such individual's respective heirs and personal representatives) against all costs, charges and expenses reasonably incurred (including amounts paid to settle an action or satisfy a judgment) in respect of any civil, criminal, administrative, investigative or other proceeding in which such individual is involved because of his or her association with Aurizon or such other entity.

Aurizon's articles require that indemnification be subject to the BCBCA, and as such any indemnification that Aurizon provides is subject to the same restrictions set out in the BCBCA. As permitted by the BCBCA, Aurizon's articles also allow it to advance money to such individual for costs, charges and expenses of any such proceeding.

Under the DGCL, a corporation is generally permitted to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. That determination must be made by: (i) a majority of the disinterested directors, even though less than a quorum; (ii) a committee of disinterested directors designated by a majority vote of disinterested directors, even though less than a quorum; (iii) independent legal counsel, regardless of whether a quorum of disinterested directors exists; or (iv) a majority vote of the shareholders at a meeting at which a quorum is present. Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation.

The DGCL requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action. Under the DGCL, a corporation may advance expenses relating to the defense of any proceeding to directors and officers contingent upon those individuals' commitment to repay any advances, unless it is determined ultimately that those individuals are not entitled to be indemnified.

Hecla's certificate of incorporation and by-laws require Hecla, to the fullest extent permitted by the applicable law, to indemnify any current or former director, officer, employee or agent of Hecla and such director's, officer's or agent's heirs, executors and administrators against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such indemnified party in connection with any threatened, pending or completed action, suit or proceeding brought by or in the right of Hecla, or otherwise, to which such indemnified party was or is a party or is threatened to be made a party by reason of such indemnified party's current or former position with Hecla or by reason of the fact that such indemnified party is or was serving, at the request of Hecla, as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Hecla is required, from time to time, to reimburse or advance any current or former director or officer or other person entitled to indemnification the funds necessary for payment of defence expenses as incurred. Additionally, Hecla has separate indemnification agreements with its officers.

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	Aurizon Shareholder Rights	Hecla Shareholder Rights
Limited Liability of Directors	Under the BCBCA, a director is not liable for certain acts if the director relied, in good faith, on (i) financial statements of the company represented to the director by an officer of the company or in a written report of the auditor of the company to fairly reflect the financial position of the company, (ii) a written report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by that person, (iii) a statement of fact represented to the director by an officer of the company to be correct, or (iv) any record, information or representation that the court considers provides reasonable grounds for the actions of the director, whether or not that record was forged, fraudulently made or inaccurate. Further, a director is not liable for certain acts if the director did not know and could not reasonably have known that the act done by the director or authorized by the resolution voted for or consented to by the director was contrary to the BCBCA.

The DGCL permits the adoption of a provision in a corporation's certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its shareholders by reason of a director's breach of the fiduciary duty of care. The DGCL does not permit any limitation of the liability of a director for: (i) breaching the duty of loyalty to the corporation or its shareholders; (ii) failing to act in good faith; (iii) engaging in intentional misconduct or a known violation of law; (iv) obtaining an improper personal benefit from the corporation; or (v) paying a dividend or approving a stock repurchase that was illegal under applicable law.

Hecla's certificate of incorporation provides that no director of Hecla will be personally liable to Hecla or Hecla's shareholders for monetary damages for breach of a fiduciary duty as a director, except as otherwise provided by the DGCL.

Derivative Actions

An Aurizon Shareholder (including a beneficial shareholder and any other person that the court considers to be an appropriate person to make such an application) may apply to the court for leave to bring an action in the name of and on behalf of Aurizon or any subsidiary, or to intervene in an existing action to which Aurizon or a subsidiary is a party, for the purpose of prosecuting or defending an action on behalf of Aurizon or its subsidiary. Under the BCBCA, the court may grant leave if: (i) the shareholder has made reasonable efforts to cause the directors of the company to prosecute or defend the action; (ii) notice of the application for leave has been given to the company or its subsidiary and any other person that the court may order; (iii) the shareholder is acting in good faith; and (iv) it appears to the court to be in the interests of the company or its subsidiary for the action to be brought, prosecuted or defended.

Under the BCBCA, the court in a derivative action may make any order it determines to be appropriate. In addition, under the BCBCA, a court may order a company or its subsidiary to pay the shareholder's interim costs, including legal fees and disbursements. However, the shareholder may be held accountable for the costs on final disposition of the action.

Under the DGCL, a shareholder bringing a derivative suit must have been a shareholder at the time of the wrong complained of or the shareholder must have received stock in the corporation by operation of law from a person who was such a shareholder at the time of the wrong complained of. In addition, the shareholder must remain a shareholder throughout the litigation. There is no requirement under the DGCL to advance the expenses of a lawsuit to a shareholder bringing a derivative suit.

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	Aurizon Shareholder Rights	Hecla Shareholder Rights
Advance Notification Requirements for Proposals of Shareholders

Under the BCBCA, a proposal may be made by certain registered or beneficial holders of shares entitled to be voted at an annual meeting of shareholders. To be eligible to submit such a proposal, a shareholder must be the registered or beneficial holder of, or have the support of the registered or beneficial holders of, (i) at least 1% of the total number of outstanding voting shares of the company; or (ii) voting shares whose fair market value is at least $2,000. Such registered or beneficial holder(s) must have held such shares for an uninterrupted period of at least two years immediately prior to the date of the signing of the proposal and such shareholder shall not have, within two years before the date of the signing of the proposal, failed to present, in person or by proxy, at an annual general meeting, an earlier proposal submitted by such shareholder in response to which the company complied with its obligations under the BCBCA. A proposal under the BCBCA must include the name and address of the person submitting the proposal, the names and addresses of the person's supporters and the number of shares of the company, carrying the right to vote at annual general meetings that are owned by such person(s).

If the proposal is submitted at least three months before the anniversary date the previous annual meeting and the proposal meets other specified requirements, then the company shall either set out the proposal, including the names and mailing addresses of the submitting person and supporters, in the proxy circular of the company or attach the proposal thereto. In addition, if provided by the person submitting the proposal, the company shall include in or attach to the proxy circular a statement in support of the proposal by the person and the name and address of such person.

If the submitter is a qualified shareholder at the time of the annual general meeting to which its proposal relates, the company must allow the submitter to present the proposal, in person or by proxy, at such meeting. If two or more proposals received by the company in relation to the same annual general meeting are substantially the same, the company only needs to comply with such requirements in relation to the first proposal received and not any others. The company may also refuse to process a proposal in certain other circumstances including when the directors have called a annual general meeting to be held after the date the proposal is received and have sent a notice of meeting, substantially the same proposal was submitted to shareholders in a notice of meeting or an information circular relating to a annual general meeting of shareholders held within five years preceding the receipt of the request and the proposal did not obtain the prescribed level of support or a proposal that deals with matters beyond the company's power to implement.

If a company refuses to process a proposal, the company shall notify the person making such proposal in writing within 21 days after its receipt of the proposal of its decision in relation to the proposal and the reasons therefor. In any such event, the person submitting the proposal may make application to a court for a review of the company's decision and a court may restrain the holding of the annual general meeting and make any further order it considers appropriate. In addition, a company may apply to a court for an order permitting the company to refrain from processing the proposal and the court may make such order as it considers appropriate.

Under Hecla's by-laws, a shareholder may propose business to be considered at a shareholders meeting and nominations of persons for election to the board of directors at the annual shareholders meeting only: (a) pursuant to Hecla's notice of meeting delivered in accordance with Article II, Section 8 of the by-laws; (b) by or at the direction of the board of directors; or (c) by any Hecla Shareholder who is entitled to vote at the meeting, who complies with the notice procedures set forth in Article II, Section 8 of the by-laws and who is a shareholder of record of Hecla at the time such notice is delivered to the secretary of Hecla.

For nominations or other business to be properly brought before an annual meeting of shareholders by a shareholder, the shareholder must have given timely notice in writing to the secretary of Hecla, and in the case of business other than nominations, such other business must be a proper matter for shareholder action. A shareholder's notice relating to an annual meeting must be delivered to the secretary at Hecla's principal executive offices not less than the close of business 90 days nor more than the close of business 120 days prior to the first anniversary of the preceding year's annual meeting.

Included in a shareholder's notice must be the shareholder's name and address, the shares, options, warrants, convertible securities or similar rights owned by the shareholder, any proxy, contract, arrangement, understanding, or relationship pursuant to which such shareholder has a right to vote any shares of any security of Hecla and any performance-related fees that such shareholder is entitled to. The shareholder must also set forth any information relating to such shareholder and beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to section 14 of the Securities Exchange Act of 1934.

If the notice relates to any business other than a nomination of a director that the shareholder proposes to bring before the meeting, the shareholder must set forth a brief description of the business desired to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business at the meeting, any material interest in such business of such shareholder, and a description of all agreements, arrangements and understandings between such shareholder and any other person in connection with the proposal. See Article II, Section 8 of Hecla's by-laws for more information on the notice requirements.

Hecla is required under Rule 14a-8g of the Securities Exchange Act of 1934 to include eligible and properly submitted shareholder proposals in its proxy statement for annual or special shareholder meetings.

Inspection of Books and Records

Under the BCBCA, directors and shareholders may, without charge, inspect certain records of the company. Former shareholders and directors may also inspect certain records, free of charge, but only those records pertaining to the times that they were shareholders or directors.

Public companies must allow all persons to inspect certain records of the company free of charge.

As permitted by the BCBCA, Aurizon's articles prohibit shareholders from inspecting or obtaining any accounting records of the company, unless the directors determine otherwise, or unless otherwise determined by ordinary resolution.

Under the DGCL, any shareholder, in person or by attorney or other agent, may, upon written demand, inspect the corporation's books and records for a proper purpose.
Amending of Government Documents

Under the BCBCA, a company may amend its articles or notice of articles by (i) the type of resolution specified in the BCBCA, (ii) if the BCBCA does not specify a type of resolution, then by the type specified in the company's articles, or (iii) if the company's articles do not specify a type of resolution, then by special resolution. The BCBCA permits many substantive changes to a company's articles (such as a change in the company's authorized share structure or a change in the special rights or restrictions that may be attached to a certain class or series of shares) to be changed by the resolution specified in that company's articles.

Aurizon's articles provide that a change of the company's name, certain changes to the company's share structure and any creation or alteration of special rights and restrictions to a series or class of shares be done by way of special resolution. The articles also provide that, if the BCBCA or the articles do not specify the type of resolution required for a particular change to its articles, the company may effect such change by ordinary resolution.

Under the DGCL, a corporation's certificate of incorporation may be amended if: (i) the board of directors sets forth the proposed amendment in a resolution, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of shareholders; and (ii) the holders of a majority of shares of stock entitled to vote on the matter approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares. In addition, under the DGCL, class voting rights exist with respect to amendments to the certificate of incorporation that adversely affect the terms of the shares of a class. Class voting rights do not exist as to other extraordinary matters, unless the certificate of incorporation provides otherwise.

Under the DGCL, the board of directors may amend a corporation's by-laws if so authorized in the certificate of incorporation.

Hecla's certificate of incorporation provides that the by-laws of Hecla may be altered, amended or repealed by the Hecla board of directors acting by the vote of the majority of the whole board of directors.

Under Hecla's certificate of incorporation its shareholders have the power to amend by-laws by the affirmative vote of 80% of outstanding stock entitled to vote thereon.

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